ENHANCED DISCLOSURE TASK FORCE (EDTF) RECOMMENDATIONS

The Enhanced Disclosure Task Force (EDTF) was established by the Financial Stability Board in May 2012 with the goal of developing fundamental disclosure principles. On October 29, 2012 the EDTF published its report, “Enhancing the Risk Disclosures of Banks,” which sets forth recommendations around improving risk disclosures and identifies existing leading practice risk disclosures.

Below is the index of all these recommendations to facilitate easy reference in the Bank’s annual report and other public disclosure documents available on www.scotiabank.com/investorrelations.

Reference Table for EDTF
			Pages
Type of risk	Number	Disclosure	MD&A	Financial Statements	Supplementary Regulatory Capital Disclosures
General	1	The index of risks to which the business is exposed.	16
	2	The Bank’s risk to terminology, measures and key parameters.	75-79
	3	Top and emerging risks, and the changes during the reporting period.	81-82, 86-93
	4	Discussion on the regulatory development and plans to meet new regulatory ratios.	56-59, 101-104, 117-119
Risk governance, risk management and business model	5	The Bank’s Risk Governance structure.	73-75
	6	Description of risk culture and procedures applied to support the culture.	75-79
	7	Description of key risks from the Bank’s business model.	80
	8	Stress testing use within the Bank’s risk governance and capital management.	76-77
Capital Adequacy and risk-weighted assets	9	Pillar 1 capital requirements, and the impact for global systemically important banks.	56-59	210	4, 5
	10	a) Regulatory capital components.	60		23-25
		b) Reconciliation of the accounting balance sheet to the regulatory balance sheet.			19-20
	11	Flow statement of the movements in regulatory capital since the previous reporting period, including changes in common equity tier 1, additional tier 1 and tier 2 capital.	61-62		98
	12	Discussion of targeted level of capital, and the plans on how to establish this.	56-59
	13	Analysis of risk-weighted assets by risk type, business, and market risk RWAs.	64-68, 80, 127	179, 233	7, 38-40, 44-61, 74-79, 83, 101, 107
	14	Analysis of the capital requirements for each Basel asset class.	64-68	179, 227-233	17-18, 38-62 72-79, 83, 88-91
	15	Tabulate credit risk in the Banking Book.	64-68	228	17-18, 38-62, 88-91
	16	Flow statements reconciling the movements in risk-weighted assets for each risk-weighted asset type.	64-68		63, 82, 100
	17	Discussion of Basel III Back-testing requirement including credit risk model performance and validation.	65-67		64-67, 105
Liquidity Funding	18	Analysis of the Bank’s liquid assets.	98-104
	19	Encumbered and unencumbered assets analyzed by balance sheet category.	101
	20	Consolidated total assets, liabilities and off-balance sheet commitments analyzed by remaining contractual maturity at the balance sheet date.	105-107
	21	Analysis of the Bank’s sources of funding and a description of the Bank’s funding strategy.	104-105
Market Risk	22	Linkage of market risk measures for trading and non-trading portfolios and the balance sheet.	97-98
	23	Discussion of significant trading and non-trading market risk factors.	93-98	232-233
	24	Discussion of changes in period on period VaR results as well as VaR assumptions, limitations, backtesting and validation.	93-98	232-233
	25	Other risk management techniques e.g. stress tests, stressed VaR, tail risk and market liquidity horizon.	93-98	233
Credit Risk	26	Analysis of the aggregate credit risk exposures, including details of both personal and wholesale lending.	86-93, 121-127	189-190, 229-231	7, 38-40, 44-61, 74-79
	27	Discussion of the policies for identifying impaired loans, defining impairments and renegotiated loans, and explaining loan forbearance policies.		158-160, 190
	28	Reconciliations of the opening and closing balances of impaired loans and impairment allowances during the year.	89, 121-122, 124-125	190	35-36
	29	Analysis of counterparty credit risk that arises from derivative transactions.	84-85	177-180	106
	30	Discussion of credit risk mitigation, including collateral held for all sources of credit risk.	84-85, 90
Other risks	31	Quantified measures of the management of operational risk.	68, 108
	32	Discussion of publicly known risk items.	72

16  |  2023 Scotiabank Annual Report

Management’s Discussion and Analysis

Management’s Discussion and Analysis (MD&A) is provided to enable readers to assess the Bank’s financial condition and results of operations as at and for the year ended October 31, 2023. The MD&A should be read in conjunction with the Bank’s 2023 Consolidated Financial Statements, including the Notes. This MD&A is dated November 28, 2023.

Additional information relating to the Bank, including the Bank’s 2023 Annual Report, are available on the Bank’s website at www.scotiabank.com. As well, the Bank’s 2023 Annual Report and Annual Information Form are available on the SEDAR+ website at www.sedarplus.ca and on the EDGAR section of the SEC’s website at www.sec.gov.

18	Forward-looking statements

19	Financial highlights

20	Non-GAAP measures

Overview of Performance

27	Financial results: 2023 vs 2022

27	Medium-term financial objectives

27	Shareholder returns

28	Economic summary and outlook

28	Impact of foreign currency translation

Group Financial Performance

30	Net income

30	Net interest income

32	Non-interest income

33	Provision for credit losses

35	Non-interest expenses

35	Provision for income taxes

36	Fourth quarter review

38	Trending analysis

Business Line Overview

39	Overview

42	Canadian Banking

45	International Banking

49	Global Wealth Management

52	Global Banking and Markets

55	Other

Group Financial Condition

56	Statement of financial position

56	Capital management

69	Off-balance sheet arrangements

71	Financial instruments

72	Selected credit instruments – publicly known risk items

Risk Management

73	Risk management framework

83	Credit risk

93	Market risk

98	Liquidity risk

108	Other risks

Controls and Accounting Policies

113	Controls and procedures

113	Critical accounting policies and estimates

117	Future accounting developments

117	Regulatory developments

119	Related party transactions

Supplementary Data and Glossary

121	Geographic information

123	Credit risk

128	Revenues and expenses

130	Selected quarterly information

131	Selected annual information

131	Ten-year statistical review

136	Glossary

2023 Scotiabank Annual Report  |  17

Management’s Discussion and Analysis

FORWARD LOOKING STATEMENTS

From time to time, our public communications include oral or written forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission (SEC), or in other communications. In addition, representatives of the Bank may include forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements may include, but are not limited to, statements made in this document, the Management’s Discussion and Analysis in the Bank’s 2023 Annual Report under the headings “Outlook” and in other statements regarding the Bank’s objectives, strategies to achieve those objectives, the regulatory environment in which the Bank operates, anticipated financial results, and the outlook for the Bank’s businesses and for the Canadian, U.S. and global economies. Such statements are typically identified by words or phrases such as “believe,” “expect,” “aim,” “achieve,” “foresee,” “forecast,” “anticipate,” “intend,” “estimate,” “plan,” “goal,” “strive,” “target,” “project,” “commit,” “objective,” and similar expressions of future or conditional verbs, such as “will,” “may,” “should,” “would,” “might,” “can” and “could” and positive and negative variations thereof.

By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, which give rise to the possibility that our predictions, forecasts, projections, expectations or conclusions will not prove to be accurate, that our assumptions may not be correct and that our financial performance objectives, vision and strategic goals will not be achieved.

We caution readers not to place undue reliance on these statements as a number of risk factors, many of which are beyond our control and effects of which can be difficult to predict, could cause our actual results to differ materially from the expectations, targets, estimates or intentions expressed in such forward-looking statements.

The future outcomes that relate to forward-looking statements may be influenced by many factors, including but not limited to: general economic and market conditions in the countries in which we operate and globally; changes in currency and interest rates; increased funding costs and market volatility due to market illiquidity and competition for funding; the failure of third parties to comply with their obligations to the Bank and its affiliates; changes in monetary, fiscal, or economic policy and tax legislation and interpretation; changes in laws and regulations or in supervisory expectations or requirements, including capital, interest rate and liquidity requirements and guidance, and the effect of such changes on funding costs; geopolitical risk; changes to our credit ratings; the possible effects on our business of war or terrorist actions and unforeseen consequences arising from such actions; technological changes and technology resiliency; operational and infrastructure risks; reputational risks; the accuracy and completeness of information the Bank receives on customers and counterparties; the timely development and introduction of new products and services, and the extent to which products or services previously sold by the Bank require the Bank to incur liabilities or absorb losses not contemplated at their origination; our ability to execute our strategic plans, including the successful completion of acquisitions and dispositions, including obtaining regulatory approvals; critical accounting estimates and the effect of changes to accounting standards, rules and interpretations on these estimates; global capital markets activity; the Bank’s ability to attract, develop and retain key executives; the evolution of various types of fraud or other criminal behaviour to which the Bank is exposed; anti-money laundering; disruptions or attacks (including cyberattacks) on the Bank’s information technology, internet connectivity, network accessibility, or other voice or data communications systems or services; which may result in data breaches, unauthorized access to sensitive information, and potential incidents of identity theft; increased competition in the geographic and in business areas in which we operate, including through internet and mobile banking and non-traditional competitors; exposure related to significant litigation and regulatory matters; climate change and other environmental and social risks, including sustainability that may arise, including from the Bank’s business activities; the occurrence of natural and unnatural catastrophic events and claims resulting from such events; inflationary pressures; Canadian housing and household indebtedness; the emergence or continuation of widespread health emergencies or pandemics, including their impact on the global economy, financial market conditions and the Bank’s business, results of operations, financial condition and prospects; and the Bank’s anticipation of and success in managing the risks implied by the foregoing. A substantial amount of the Bank’s business involves making loans or otherwise committing resources to specific companies, industries or countries. Unforeseen events affecting such borrowers, industries or countries could have a material adverse effect on the Bank’s financial results, businesses, financial condition or liquidity. These and other factors may cause the Bank’s actual performance to differ materially from that contemplated by forward-looking statements. The Bank cautions that the preceding list is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank’s results, for more information, please see the “Risk Management” section of the Bank’s 2023 Annual Report, as may be updated by quarterly reports.

Material economic assumptions underlying the forward-looking statements contained in this document are set out in the 2023 Annual Report under the headings “Outlook”, as updated by quarterly reports. The “Outlook” and “2024 Priorities” sections are based on the Bank’s views and the actual outcome is uncertain. Readers should consider the above-noted factors when reviewing these sections. When relying on forward-looking statements to make decisions with respect to the Bank and its securities, investors and others should carefully consider the preceding factors, other uncertainties and potential events.

Any forward-looking statements contained in this document represent the views of management only as of the date hereof and are presented for the purpose of assisting the Bank’s shareholders and analysts in understanding the Bank’s financial position, objectives and priorities, and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. Except as required by law, the Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf.

Additional information relating to the Bank, including the Bank’s Annual Information Form, can be located on the SEDAR+ website at www.sedarplus.ca and on the EDGAR section of the SEC’s website at www.sec.gov.

November 28, 2023

18  |  2023 Scotiabank Annual Report

FINANCIAL HIGHLIGHTS

T1  Financial highlights

As at and for the years ended October 31	2023	2022
Operating results ($ millions)
Net interest income	18,287	18,115
Non-interest income	14,020	13,301
Total revenue	32,307	31,416
Provision for credit losses	3,422	1,382
Non-interest expenses	19,131	17,102
Income tax expense	2,226	2,758
Net income	7,528	10,174
Net income attributable to common shareholders	6,991	9,656
Operating performance
Basic earnings per share ($)	5.84	8.05
Diluted earnings per share ($)	5.78	8.02
Return on equity (%)(1)	10.4	14.8
Return on tangible common equity (%)(2)	13.0	18.6
Productivity ratio (%)(1)	59.2	54.4
Operating leverage (%)(1)	(9.0)	(2.4)
Net interest margin (%)(2)	2.12	2.20
Financial position information ($ millions)
Cash and deposits with financial institutions	90,312	65,895
Trading assets	117,868	113,154
Loans	750,911	744,987
Total assets	1,410,789	1,349,418
Deposits	952,333	916,181
Common equity	68,853	65,150
Preferred shares and other equity instruments	8,075	8,075
Assets under administration(1)	673,550	641,636
Assets under management(1)	316,604	311,099
Capital and liquidity measures
Common Equity Tier 1 (CET1) capital ratio (%)(3)	13.0	11.5
Tier 1 capital ratio (%)(3)	14.8	13.2
Total capital ratio (%)(3)	17.2	15.3
Total loss absorbing capacity (TLAC) ratio (%)(4)	30.6	27.4
Leverage ratio (%)(5)	4.2	4.2
TLAC Leverage ratio (%)(4)	8.6	8.8
Risk-weighted assets ($ millions)(3)	440,017	462,448
Liquidity coverage ratio (LCR) (%)(6)	136	119
Net stable funding ratio (NSFR) (%)(7)	116	111
Credit quality
Net impaired loans ($ millions)	3,845	3,151
Allowance for credit losses ($ millions)(8)	6,629	5,499
Gross impaired loans as a % of loans and acceptances(1)	0.74	0.62
Net impaired loans as a % of loans and acceptances(1)	0.50	0.41
Provision for credit losses as a % of average net loans and acceptances(1)(9)	0.44	0.19
Provision for credit losses on impaired loans as a % of average net loans and acceptances(1)(9)	0.35	0.24
Net write-offs as a % of average net loans and acceptances(1)	0.32	0.24
Adjusted results(2)
Adjusted net income ($ millions)	8,441	10,749
Adjusted diluted earnings per share ($)	6.54	8.50
Adjusted return on equity (%)(10)	11.7	15.7
Adjusted return on tangible common equity (%)(10)	14.5	19.6
Adjusted productivity ratio (%)	57.2	52.8
Adjusted operating leverage (%)	(8.3)	(1.1)
Common share information
Closing share price ($) (TSX)	56.15	65.85
Shares outstanding (millions)
Average – Basic	1,197	1,199
Average – Diluted	1,204	1,208
End of period	1,214	1,191
Dividends paid per share ($)	4.18	4.06
Dividend yield (%)(1)	6.5	5.1
Market capitalization ($ millions) (TSX)	68,169	78,452
Book value per common share ($)(1)	56.71	54.68
Market value to book value multiple(1)	1.0	1.2
Price to earnings multiple (trailing 4 quarters)(1)	9.6	8.2
Other information
Employees (full-time equivalent)	89,483	90,979
Branches and offices(11)	2,379	2,439

(1)	Refer to Glossary on page 136 for the description of the measure.
(2)	Refer to Non-GAAP Measures section starting on page 20.
(3)

2023 regulatory capital ratios are based on Revised Basel III requirements as determined in accordance with OSFI Guideline – Capital Adequacy Requirements (February 2023). Prior period regulatory capital ratios were prepared in accordance with OSFI Guideline – Capital Adequacy Requirements (November 2018).

(4)	This measure has been disclosed in this document in accordance with OSFI Guideline – Total Loss Absorbing Capacity (September 2018).
(5)

2023 leverage ratios are based on Revised Basel III requirements as determined in accordance with OSFI Guideline – Leverage Requirements (February 2023). Prior period leverage ratios were prepared in accordance with OSFI Guideline – Leverage Requirements (November 2018).

(6)	This measure has been disclosed in this document in accordance with OSFI Guideline – Public Disclosure Requirements for Domestic Systemically Important Banks on Liquidity Coverage Ratio (April 2015).
(7)	This measure has been disclosed in this document in accordance with OSFI Guideline – Net Stable Funding Ratio Disclosure Requirements (January 2021).
(8)	Includes allowance for credit losses on all financial assets – loans, acceptances, off-balance sheet exposures, debt securities, and deposits with financial institutions.
(9)	Includes provision for credit losses on certain financial assets – loans, acceptances, and off-balance sheet exposures.
(10)	Prior period amounts have been restated to align with current period calculation.
(11)	Prior period amounts have been restated to include MD Financial and Jarislowsky Fraser offices.

2023 Scotiabank Annual Report  |  19

Management’s Discussion and Analysis

NON-GAAP MEASURES

The Bank uses a number of financial measures and ratios to assess its performance, as well as the performance of its operating segments. Some of these financial measures and ratios are presented on a non-GAAP basis and are not calculated in accordance with Generally Accepted Accounting Principles (GAAP), which are based on International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), are not defined by GAAP and do not have standardized meanings and therefore might not be comparable to similar financial measures and ratios disclosed by other issuers. The Bank believes that non-GAAP measures and ratios are useful as they provide readers with a better understanding of how management assesses performance. These non-GAAP measures and ratios are used throughout this report and are defined below.

Adjusted results and adjusted diluted earnings per share

The following table presents a reconciliation of GAAP reported financial results to non-GAAP adjusted financial results. Management considers both reported and adjusted results and measures useful in assessing underlying ongoing business performance. Adjusted results and measures remove certain specified items from revenue, non-interest expenses, income taxes and non-controlling interest. Presenting results on both a reported basis and adjusted basis allows readers to assess the impact of certain items on results for the periods presented, and to better assess results and trends excluding those items that may not be reflective of ongoing business performance.

T2  Reconciliation of reported and adjusted results and diluted earnings per share

As at October 31 ($ millions)	2023	2022
Reported Results
Net interest income	$18,287	$18,115
Non-interest income	14,020	13,301
Total revenue	32,307	31,416
Provision for credit losses	3,422	1,382
Non-interest expenses	19,131	17,102
Income before taxes	9,754	12,932
Income tax expense	2,226	2,758
Net income	$7,528	$10,174
Net income attributable to non-controlling interests in subsidiaries (NCI)	118	258
Net income attributable to equity holders	7,410	9,916
Net income attributable to preferred shareholders and other equity instrument holders	419	260
Net income attributable to common shareholders	$6,991	$9,656
Diluted earnings per share (in dollars)	$5.78	$8.02
Weighted average number of diluted common shares outstanding (millions)	1,204	1,208
Adjustments
Adjusting items impacting non-interest income and total revenue (Pre-tax)
Divestitures and wind-down of operations	$(367)	$361
Adjusting items impacting non-interest expenses (Pre-tax)
Restructuring charge and severance provisions	354	85
Consolidation of real estate and contract termination costs	87	–
Impairment of non-financial assets	346	–
Amortization of acquisition-related intangible assets	81	97
Support costs for the Scene+ loyalty program	–	133
Total non-interest expense adjusting items (Pre-tax)	$868	$315
Total impact of adjusting items on net income before taxes	501	676
Impact of adjusting items on income tax expense
Divestitures and wind-down of operations	48	(21)
Restructuring charge and severance provisions	(96)	(19)
Consolidation of real estate and contract termination costs	(24)	–
Impairment of non-financial assets	(73)	–
Canada recovery dividend	579	–
Amortization of acquisition-related intangible assets	(22)	(26)
Support costs for the Scene+ loyalty program	–	(35)
Total impact of adjusting items on income tax expense	412	(101)
Total impact of adjusting items on net income	913	575
Impact of adjusting items on NCI	(3)	(1)
Total impact of adjusting items on net income attributable to equity holders and common shareholders	$910	$574
Adjusted Results
Net interest income	$18,287	$18,115
Non-interest income	13,653	13,662
Total revenue	31,940	31,777
Provision for credit losses	3,422	1,382
Non-interest expenses	18,263	16,787
Income before taxes	10,255	13,608
Income tax expense	1,814	2,859
Net income	$8,441	$10,749
Net income attributable to NCI	121	259
Net income attributable to equity holders	8,320	10,490
Net income attributable to preferred shareholders and other equity instrument holders	419	260
Net income attributable to common shareholders	$7,901	$10,230
Diluted earnings per share (in dollars)	$6.54	$8.50
Impact of adjustments on diluted earnings per share (in dollars)	$0.76	$0.48
Weighted average number of diluted common shares outstanding (millions)	1,204	1,208

20  |  2023 Scotiabank Annual Report

1.	The Bank’s Q4 2023 and fiscal 2023 reported results were adjusted for the following items. These amounts were recorded in the Other operating segment.

a)	Divestitures and wind-down of operations

The Bank sold its 20% equity interest in Canadian Tire’s Financial Services business (CTFS) to Canadian Tire Corporation. The sale resulted in a net gain of $367 million ($319 million after-tax). For further details, please refer to Note 36 of the Consolidated Financial Statements.

b)	Restructuring charge and severance provisions

The Bank recorded a restructuring charge and severance provisions of $354 million ($258 million after-tax) related to workforce reductions and changes as a result of the Bank’s end-to-end digitization, automation, changes in customers’ day-to-day banking preferences, as well as the ongoing efforts to streamline operational processes and optimize distribution channels.

c)	Consolidation of real estate and contract termination costs

The Bank recorded costs of $87 million ($63 million after-tax), related to the consolidation and exit of certain real estate premises, as well as service contract termination costs, as part of the Bank’s optimization strategy.

d)	Impairment of non-financial assets

The Bank recorded impairment charges of $185 million ($159 million after-tax) related to its investment in associate, Bank of Xi’an Co. Ltd. in China whose market value has remained below the Bank’s carrying value for a prolonged period. For further details, refer to Note 17 of the Consolidated Financial Statements. Impairment of intangible assets, including software, of $161 million ($114 million after-tax) was also recognized.

2.	The Q1 2023 and fiscal 2023 reported results were adjusted for the following items. These amounts were recorded in the Other operating segment.

a)	Canada Recovery Dividend

The Bank recognized an additional income tax expense of $579 million reflecting the present value of the amount payable for the Canada Recovery Dividend (CRD) in Q1 2023. The CRD is a Canadian federal tax measure which requires the Bank to pay a one-time tax of 15% on taxable income in excess of $1 billion, based on the average taxable income for the 2020 and 2021 taxation years. The CRD is payable in equal amounts over five years; however, the present value of these payments was recognized as a liability in the period enacted.

3.	All reported periods were adjusted for:

a)	Amortization of acquisition-related intangible assets

These costs relate to the amortization of intangible assets recognized upon the acquisition of businesses, excluding software, and are recorded in the Canadian Banking, International Banking and Global Wealth Management operating segments.

4.	Fiscal 2022 reported results were adjusted for the following items. These amounts were recorded in the Other operating segment.

a)

Restructuring charge – The Bank recorded a restructuring charge of $85 million ($66 million after-tax) in the prior year related to the realignment of the Global Banking and Markets businesses in Asia Pacific and reductions in technology employees, driven by ongoing technology modernization and digital transformation.

b)

Divestitures and wind-down of operations – The Bank sold investments in associates in Venezuela and Thailand. Additionally, the Bank wound down its operations in India and Malaysia in relation to its realignment of the business in the Asia Pacific region. Collectively, the sale and wind-down of these entities resulted in a net loss of $361 million ($340 million after-tax), of which $315 million ($294 million after-tax) related to the reclassification of cumulative foreign currency translation losses net of hedges, from accumulated other comprehensive income to non-interest income in the Consolidated Statement of Income. For further details on these transactions, please refer to Note 36 of the Consolidated Financial Statements.

c)

Support costs for the Scene+ loyalty program – In the prior year, the Bank recorded costs of $133 million ($98 million after-tax) to support the expansion of the Scene+ loyalty program to include Empire Company Limited as a partner.

T3  Impact of adjustments

	For the three months ended October 31, 2023		For the year ended
			2023			2022

($ millions)	Pre-tax	After-tax	Pre-tax	After-tax		Pre-tax	After-tax
Divestitures and wind-down of operations	$(367)	$(319)	$(367)	$(319)		$361	$340
Restructuring charge and severance provisions	354	258	354	258		85	66
Consolidation of real estate and contract termination costs	87	63	87	63		–	–
Impairment of non-financial assets
Investment in associates	185	159	185	159		–	–
Intangible assets including software	161	114	161	114		–	–
Canada recovery dividend	–	–	–	579		–	–
Amortization of acquisition-related intangible assets	19	14	81	59		97	71
Support costs for the Scene+ loyalty program	–	–	–	–		133	98
Total	$439	$289	$501	$913		676	$575
Diluted EPS Impact		$0.24		$0.76			$0.48
CET1 Impact(1)		6 bps		(6 bps	)		(2 bps	)

(1)	Including related impacts on regulatory capital and risk-weighted assets.

2023 Scotiabank Annual Report  |  21

Management’s Discussion and Analysis

T4  Reconciliation of reported and adjusted results by business line

	For the year ended October 31, 2023(1)

($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other	Total
Reported net income (loss)	$4,019	$2,598	$1,440	$1,768	$(2,297)	$7,528
Net income attributable to non-controlling interests in subsidiaries (NCI)	–	112	9	–	(3)	118
Reported net income attributable to equity holders	4,019	2,486	1,431	1,768	(2,294)	$7,410
Reported net income attributable to preferred shareholders and other equity instrument holders	3	5	3	3	405	$419
Reported net income attributable to common shareholders	$4,016	$2,481	$1,428	$1,765	$(2,699)	$6,991
Adjustments
Adjusting items impacting non-interest income and total revenue (Pre-tax)
Divestitures and wind-down of operations	$–	$–	$–	$–	$(367)	$(367)
Adjusting items impacting non-interest expenses (Pre-tax)
Restructuting charge and severance provisions	–	–	–	–	354	354
Consolidation of real estate and contract termination costs	–	–	–	–	87	87
Impairment of non-financial assets	–	–	–	–	346	346
Amortization of acquisition-related intangible assets	4	41	36	–	–	81
Total non-interest expenses adjustments (Pre-tax)	4	41	36	–	787	868
Total impact of adjusting items on net income before taxes	4	41	36	–	420	501
Impact of adjusting items on income tax expense
Canada recovery dividend	–	–	–	–	579	579
Impact of other adjusting items on income tax expense	(1)	(11)	(10)	–	(145)	(167)
Total impact of adjusting items on income tax expense	(1)	(11)	(10)	–	434	412
Total impact of adjusting items on net income	3	30	26	–	854	913
Impact of adjusting items on NCI	–	–	–	–	(3)	(3)
Total impact of adjusting items on net income attributable to equity holders and common shareholders	3	30	26	–	851	910
Adjusted net income (loss)	$4,022	$2,628	$1,466	$1,768	$(1,443)	$8,441
Adjusted net income attributable to equity holders	$4,022	$2,516	$1,457	$1,768	$(1,443)	$8,320
Adjusted net income attributable to common shareholders	$4,019	$2,511	$1,454	$1,765	$(1,848)	$7,901
(1) Refer to Business Line Overview on page 39.

	For the year ended October 31, 2022(1)

($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other	Total
Reported net income (loss)	$4,763	$2,667	$1,565	$1,911	$(732)	$10,174
Net income attributable to non-controlling interests in subsidiaries (NCI)	–	249	9	–	–	258
Reported net income attributable to equity holders	4,763	2,418	1,556	1,911	(732)	9,916
Reported net income attributable to preferred shareholders and other equity instrument holders	6	6	3	4	241	260
Reported net income attributable to common shareholders	$4,757	$2,412	$1,553	$1,907	$(973)	$9,656
Adjustments
Adjusting items impacting non-interest income and total revenue (Pre-tax)
Divestitures and wind-down of operations	$–	$–	$–	$–	$361	$361
Adjusting items impacting non-interest expenses (Pre-tax)
Restructuring charge and severance provisions	–	–	–	–	85	85
Support costs for the Scene+ loyalty program	–	–	–	–	133	133
Amortization of acquisition-related intangible assets	22	39	36	–	–	97
Total non-interest expenses adjustments (Pre-tax)	22	39	36	–	218	315
Total impact of adjusting items on net income before taxes	22	39	36	–	579	676
Total impact of adjusting items on income tax expense	(6)	(11)	(9)	–	(75)	(101)
Total impact of adjusting items on net income	16	28	27	–	504	575
Impact of adjusting items on NCI	–	–	–	–	(1)	(1)
Total impact of adjusting items on net income attributable to equity holders and common shareholders	16	28	27	–	503	574
Adjusted net income (loss)	$4,779	$2,695	$1,592	$1,911	$(228)	$10,749
Adjusted net income attributable to equity holders	$4,779	$2,446	$1,583	$1,911	$(229)	$10,490
Adjusted net income attributable to common shareholders	$4,773	$2,440	$1,580	$1,907	$(470)	$10,230

(1)	Refer to Business Line Overview on page 39.

22  |  2023 Scotiabank Annual Report

Constant Dollar

International Banking business segment results are analyzed on a constant dollar basis which is a non-GAAP measure. Under the constant dollar basis, prior period amounts are recalculated using current period average foreign currency rates. The following table presents the reconciliation between reported, adjusted and constant dollar results for International Banking for prior periods. The Bank believes that constant dollar is useful for readers to understand business performance without the impact of foreign currency translation and is used by management to assess the performance of the business segment. The tables below are computed on a basis that is different than the table “Impact of foreign currency translation” in Overview of Performance on page 27.

T5  Reconciliation of International Banking’s reported and adjusted results and constant dollar results

For the year ended October 31 ($ millions)	2022
(Taxable equivalent basis)	Reported results	Foreign exchange	Constant dollar results
Net interest income	$6,900	$(581)	$7,481
Non-interest income	2,827	(80)	2,907
Total revenue	9,727	(661)	10,388
Provision for credit losses	1,230	(95)	1,325
Non-interest expenses	5,212	(372)	5,584
Income tax expense	618	(23)	641
Net Income	$2,667	$(171)	$2,838
Net income attributable to non-controlling interest in subsidiaries	$249	$(12)	$261
Net income attributable to equity holders of the Bank	$2,418	$(159)	$2,577
Other measures
Average assets ($ billions)	$207	$(15)	$222
Average liabilities ($ billions)	$152	$(12)	$164

For the year ended October 31 ($ millions)	2022
(Taxable equivalent basis)	Adjusted results	Foreign exchange	Constant dollar adjusted results
Net interest income	$6,900	$(581)	$7,481
Non-interest income	2,827	(80)	2,907
Total revenue	9,727	(661)	10,388
Provision for credit losses	1,230	(95)	1,325
Non-interest expenses	5,173	(369)	5,542
Income tax expense	629	(24)	653
Net Income	$2,695	$(173)	$2,868
Net income attributable to non-controlling interest in subsidiaries	$249	$(12)	$261
Net income attributable to equity holders of the Bank	$2,446	$(161)	$2,607

Reconciliation of average total assets, core earning assets and core net interest income

Earning assets

Earning assets are defined as income generating assets which include deposits with financial institutions, trading assets, investment securities, investments in associates, securities borrowed or purchased under resale agreements, loans net of allowances, and customers’ liability under acceptances. This is a non-GAAP measure.

Non-earning assets

Non-earning assets are defined as cash, precious metals, derivative financial instruments, property and equipment, goodwill and other intangible assets, deferred tax assets and other assets. This is a non-GAAP measure.

Core earning assets

Core earning assets are defined as interest-bearing deposits with financial institutions, investment securities and loans net of allowances. This is a non-GAAP measure. The Bank believes that this measure is useful for readers as it presents the main interest-generating assets and eliminates the impact of trading businesses.

Core net interest income

Core net interest income is defined as net interest income earned from core earning assets. This is a non-GAAP measure.

Net interest margin

Net interest margin is calculated as core net interest income for the business line divided by average core earning assets. Net interest margin is a non-GAAP ratio.

2023 Scotiabank Annual Report  |  23

Management’s Discussion and Analysis

T6  Reconciliation of average total assets, average earning assets, average core earning assets and net interest margin by business line

Consolidated Bank

For the year ended October 31 (Unaudited) ($ millions)	2023	2022
Average total assets - Reported(1)	$1,395,843	$1,281,708
Less: Non-earning assets	114,126	107,536
Average total earning assets(1)	$1,281,717	$1,174,172
Less:
Trading assets	121,735	138,390
Securities purchased under resale agreements
and securities borrowed	187,927	140,557
Other deductions	73,780	62,531
Average core earning assets(1)	$898,275	$832,694
Net Interest Income - Reported	$18,287	$18,115
Less: Non-core net interest income	(798)	(185)
Core net interest income	$19,085	$18,300
Net interest margin	2.12%	2.20%

(1)	Average balances represent the average of daily balances for the period.

Canadian Banking

For the year ended October 31 (Unaudited) ($ millions)	2023	2022
Average total assets - Reported(1)	$449,555	$429,528
Less: Non-earning assets	4,035	4,092
Average total earning assets(1)	$445,520	$425,436
Less:
Other deductions	29,273	23,482
Average core earning assets(1)	$416,247	$401,954
Net Interest Income - Reported	$9,756	$9,001
Less: Non-core net interest income	–	–
Core net interest income	$9,756	$9,001
Net interest margin	2.34%	2.24%

(1)	Average balances represent the average of daily balances for the period.

International Banking

For the year ended October 31 (Unaudited) ($ millions)	2023	2022
Average total assets - Reported(1)	$236,688	$206,550
Less: Non-earning assets	19,414	17,808
Average total earning assets(1)	$217,274	$188,742
Less:
Trading assets	6,018	4,978
Securities purchased under resale agreements
and securities borrowed	3,218	1,265
Other deductions	7,684	6,781
Average core earning assets(1)	$200,354	$175,718
Net Interest Income - Reported	$8,161	$6,900
Less: Non-core net interest income	(60)	(66)
Core net interest income	$8,221	$6,966
Net interest margin	4.10%	3.96%

(1)	Average balances represent the average of daily balances for the period.

Return on equity

Return on equity is a profitability measure that presents the net income attributable to common shareholders as a percentage of average common shareholders’ equity.

The Bank attributes capital to its business lines on a basis that approximates 10.5% of Basel III common equity capital requirements which includes credit, market and operational risks and leverage inherent within each business segment.

Return on equity for the business segments is calculated as a ratio of net income attributable to common shareholders of the business segment and the capital attributed.

Adjusted return on equity is a non-GAAP ratio which represents adjusted net income attributable to common shareholders as a percentage of average common shareholders’ equity.

24  |  2023 Scotiabank Annual Report

Return on equity by operating segment

T7  Return on equity by operating segment

For the year ended October 31, 2023 ($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other		Total
Reported
Net income (loss) attributable to common shareholders	$4,016	$2,481	$1,428	$1,765	$(2,699)		$6,991
Total average common equity(1)	18,846	18,898	9,777	14,420	5,494		67,435
Return on equity	21.3%	13.1%	14.6%	12.2%	nm	(2)	10.4%
Adjusted(3)
Net income (loss) attributable to common shareholders	4,019	2,511	1,454	1,765	(1,848)		7,901
Return on equity	21.3%	13.3%	14.9%	12.2%	nm	(2)	11.7%

(1)	Average amounts calculated using methods intended to approximate the daily average balances for the period.
(2)	Not meaningful.
(3)	Refer to Tables on pages 20 and 22.

For the year ended October 31, 2022 ($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other		Total
Reported
Net income (loss) attributable to common shareholders	$4,757	$2,412	$1,553	$1,907	$(973)		$9,656
Total average common equity(1)	18,105	18,739	9,576	13,328	5,442		65,190
Return on equity	26.3%	12.9%	16.2%	14.3%	nm	(2)	14.8%
Adjusted(3)
Net income (loss) attributable to common shareholders	4,773	2,440	1,580	1,907	(470)		10,230
Return on equity	26.4%	13.0%	16.5%	14.3%	nm	(2)	15.7	%(4)

(1)	Average amounts calculated using methods intended to approximate the daily average balances for the period.
(2)	Not meaningful.
(3)	Refer to Tables on pages 20 and 22.
(4)	Prior period has been restated to align with current period calculation.

Return on tangible common equity

Return on tangible common equity is a profitability measure that is calculated by dividing the net income attributable to common shareholders, adjusted for the amortization of intangibles (excluding software), by average tangible common equity. Tangible common equity is defined as common shareholders’ equity adjusted for goodwill and intangible assets (excluding software), net of deferred taxes. This is a non-GAAP ratio.

Adjusted return on tangible common equity represents adjusted net income attributable to common shareholders as a percentage of average tangible common equity. This is a non-GAAP ratio.

T8  Return on tangible common equity

For the years ended October 31 ($ millions)	2023	2022
Reported
Average common equity – reported(1)	$67,435	$65,190
Average goodwill(1)(2)	(9,376)	(9,197)
Average acquisition-related intangibles (net of deferred tax)(1)	(3,731)	(3,803)
Average tangible common equity(1)	$54,328	$52,190
Net income attributable to common shareholders – reported	$6,991	$9,656
Amortization of acquisition-related intangible assets (after-tax)(3)	59	71
Net income attributable to common shareholders adjusted for amortization of acquisition-related intangible assets (after-tax)	$7,050	$9,727
Return on tangible common equity(4)	13.0%	18.6%
Adjusted(3)
Adjusted net income attributable to common shareholders	$7,901	$10,230
Return on tangible common equity – adjusted(4)(5)	14.5%	19.6%

(1)	Average amounts calculated using methods intended to approximate the daily average balances for the period.
(2)	Includes imputed goodwill from investments in associates.
(3)	Refer to Tables on pages 20 and 22.
(4)	Calculated on full dollar amounts.
(5)	Prior period has been restated to align with current period calculation.

2023 Scotiabank Annual Report  |  25

Management’s Discussion and Analysis

Adjusted productivity ratio

Adjusted productivity ratio represents adjusted non-interest expenses as a percentage of adjusted total revenue. This is a non-GAAP ratio.

Management uses the productivity ratio as a measure of the Bank’s efficiency. A lower ratio indicates improved productivity.

Adjusted operating leverage

This financial metric measures the rate of growth in adjusted total revenue less the rate of growth in adjusted non-interest expenses. This is a non-GAAP ratio.

Management uses operating leverage as a way to assess the degree to which the Bank can increase operating income by increasing revenue.

Trading-related revenue (Taxable equivalent basis)

Trading-related revenue consists of net interest income and non-interest income. Included are unrealized gains and losses on security positions held, realized gains and losses from the purchase and sale of securities, fees and commissions from securities borrowing and lending activities, and gains and losses on trading derivatives. Underwriting and other advisory fees, which are shown separately in the Consolidated Statement of Income, are excluded. Trading related revenue includes certain net interest income and non-interest income items on a taxable equivalent basis (TEB). This methodology grosses up tax-exempt income earned on certain securities to an equivalent before tax basis. This is a non-GAAP measure.

Management believes that this basis for measurement of trading-related revenue provides a uniform comparability of net interest income and non-interest income arising from both taxable and non-taxable sources and facilitates a consistent basis of measurement. While other banks also use TEB, their methodology may not be comparable to the Bank’s methodology.

Adjusted effective tax rate

The adjusted effective tax rate is calculated by dividing adjusted income tax expense by adjusted income before taxes. This is a non-GAAP ratio.

26  |  2023 Scotiabank Annual Report

Management’s Discussion and Analysis    |    Overview of Performance

OVERVIEW OF PERFORMANCE

Financial Results: 2023 vs 2022

Net income was $7,528 million in 2023, a decrease of 26% from $10,174 million in 2022, due primarily to higher provision for credit losses and non-interest expenses, partly offset by higher revenue and lower provision for income taxes. Diluted earnings per share (EPS) were $5.78 compared to $8.02. Return on equity was 10.4% compared to 14.8%.

Adjusting items impacting net income in the current year were a net charge of $913 million after-tax ($501 million pre-tax). Net impact of the adjusting items on diluted earnings per share was $0.76 and on Basel III Common Equity Tier 1 (CET1) ratio was negative six basis points. In the prior year, adjusting items were a net charge of $575 million after-tax ($676 million pre-tax). Refer to Non-GAAP Measures starting on page 20 for further details.

Adjusted net income was $8,441 million, a decrease of 21% from $10,749 million. The decrease was due primarily to higher provision for credit losses and non-interest expenses, partly offset by lower provision for income taxes. Adjusted diluted EPS were $6.54 compared to $8.50, and adjusted return on equity was 11.7% compared to 15.7%.

Net interest income was $18,287 million, an increase of $172 million or 1%. The increase was driven by loan growth across all business lines, higher margins in International Banking and Canadian Banking, as well as the positive impact of foreign currency translation. These increases were largely offset by a lower contribution from asset/liability management activities related to higher funding costs. Net interest margin was down eight basis points to 2.12%, driven primarily by a lower contribution from asset/liability management activities and higher funding costs in the Other Segment, partly offset by higher margins in International Banking and Canadian Banking.

Non-interest income was $14,020 million, an increase of $719 million or 5%. Adjusted non-interest income was $13,653 million, a decrease of $9 million due to lower trading and wealth management revenues, higher unrealized losses on non-trading derivatives, and lower income from associated corporations. These were largely offset by higher banking revenues, fees and commissions, and the positive impact of foreign currency translation.

The provision for credit losses was $3,422 million compared to $1,382 million last year, an increase of $2,040 million due to higher provision for credit losses on performing and impaired loans, across all business lines. While GDP growth has continued to be resilient in North America, and the Bank’s portfolio remains sound, there is continued uncertainty on what the impact of higher interest rates, resulting from policy tightening to address inflation, will have on consumers and the Bank’s portfolios. This has resulted in higher provisions on performing loans this year. The increase in provision for credit losses on impaired loans was due to lower formations in the prior year. The provision for credit losses ratio increased 25 basis points to 44 basis points.

Non-interest expenses were $19,131 million, an increase of $2,029 million or 12%. Adjusted non-interest expenses increased $1,476 million or 9%. This increase was due to higher personnel costs including inflationary adjustments and annual increases, as well as higher technology-related costs and advertising and business development costs to support business growth. Business and capital taxes and the unfavourable impact of foreign currency translation also contributed to the increase. This increase was partly offset by lower professional fees.

The effective tax rate was 22.8% compared to 21.3% in 2022 due primarily to the impact of the Canada Recovery Dividend (CRD) and the increase in the Canadian statutory tax rate this year, partly offset by higher tax-exempt income and higher income from lower tax rate jurisdictions. On an adjusted basis, the effective rate was 17.7% compared to 21% due to higher tax-exempt income and higher income from lower tax rate jurisdictions, partly offset by the increase in the Canadian statutory tax rate and lower inflationary adjustments.

The Basel III Common Equity Tier 1 (CET1) ratio was 13% as at October 31, 2023, compared to 11.5% last year.

Medium-term financial objectives

The following table provides a summary of our 2023 performance against our medium-term financial objectives(1):

	2023 Results

	Reported	Adjusted(2)
Diluted earnings per share growth of 7%+	(27.9)%	(23.1)%
Return on equity of 14%+	10.4%	11.7%
Achieve positive operating leverage	Negative 9.0%	Negative 8.3%
Maintain strong capital ratios	CET1 capital ratio of 13.0%	N/A

(1)	Refer to the Risk Management section for further discussion on the Bank’s risk management framework.
(2)	Refer to Non-GAAP Measures on page 20.

Shareholder Returns

In fiscal 2023, the total shareholder return on the Bank’s shares was (9.1)%, compared to the total return of the S&P/TSX Composite Index of 0.5%. The total compound annual shareholder return on the Bank’s shares over the past five years was 0.9%, and 3.7% over the past 10 years. This is below the total annual return of the S&P/TSX Composite Index over the past five years and ten years of 8.0% and 6.7%, respectively.

Dividends per share totaled $4.18 for the year, increased by 3% from 2022. The Bank’s target payout range is 40-50%. The dividend payout ratio for the year was 71.6%. The Board of Directors approved a quarterly dividend of $1.06 per common share, at its meeting on November 27, 2023. This quarterly dividend applies to shareholders of record at the close of business on January 3, 2024, and is payable January 29, 2024.

C1 Closing common share price as at October 31

2023 Scotiabank Annual Report  |  27

Management’s Discussion and Analysis

T9  Shareholder returns

For the years ended October 31	2023	2022
Closing market price per common share ($)	56.15	65.85
Dividends paid ($ per share)	4.18	4.06
Dividend yield (%)(1)	6.5	5.1
Increase (decrease) in share price (%)	(14.7)	(18.8)
Total annual shareholder return (%)(1)	(9.1)	(14.5)

(1)	Refer to Glossary on page 136 for the description of the measure.
C2	Return to common shareholders Share price appreciation plus dividends reinvested, 2013=100

Economic Summary and Outlook

The cumulative impact of higher policy interest rates around the world is now being felt widely across economies. The slowdown is expected to reinforce downward pressure on inflation in some countries and this will in turn allow central banks to end the tightening cycle. Rate cuts are already underway in some Pacific Alliance Countries, and rate cuts are expected in North America in the second half of 2024. Fears of a major recession appear to be overstated in most economies. We continue to expect the equivalent of an economic stall in most major industrialized economies. A number of major risks cloud the outlook, including uncertainty about the lagged impact of policy tightening, the Israel-Hamas war and the sharp rise in long-term borrowing costs observed in recent weeks.

The tightening cycle is likely over in Canada and the United States, though inflation remains problematically high. Growth is slowing as higher policy rates and the associated uncertainty weigh on household and business spending. Job vacancies are high, balance sheets remain solid by historical standards, and, in Canada, population growth continues to break records. These factors should help the economy avoid a major recession and suggest that a soft-landing or economic stall is more likely. Inflation in both countries is expected to decline gradually to target over the next couple of years allowing central banks to begin cutting rates gradually mid-2024. However, with inflation and wage growth still elevated, central banks have noted that they will have little tolerance for further deviations of inflation from target and stand ready to raise policy rates further if needed. As a consequence, there is a risk that interest rates may not decline until there is substantial evidence that inflation is on the right track.

The economies of the Pacific Alliance are slowing more sharply than those of the United States and Canada owing in large part to a more aggressive policy response by central banks and more damaging impacts of inflation on real wages and spending. Outright economic contractions are expected in Chile and Peru in 2023, though the decline in Peru reflects an additional temporary impact from El Niño. Colombian economic activity is also slowing given high real interest rates but should avoid a recession. Mexico has outperformed most economies this year as investment accelerated after a period of prolonged underperformance. All Pacific Alliance central banks are expected to have cut interest rates significantly by the end of 2024 with some having already started the normalization process.

Strategy

The Bank’s strategy will be focused on delivering profitable and sustainable growth for our shareholders by becoming more responsive to our clients’ evolving needs with a focus on advice and solutions. The Bank will create the capacity to invest in businesses and geographies where we can drive the greatest returns by prudently managing risk and prioritizing growth in markets where we have scale opportunity, while focusing on operational excellence to become more efficient. The Bank will continue to nurture a winning team spirit, building on our position as an employer of choice and investing in developing skills for the future of our people.

Outlook

The Bank’s earnings in 2024 are expected to grow marginally, impacted by slowing economic growth across its markets and increasing regulatory capital requirements. Earnings are expected to benefit from strong net interest income growth, while non-interest revenues are expected to grow modestly, offset by higher tax rate in international countries and an appreciating Canadian dollar. Net interest income is expected to benefit from loans repricing at higher rates, resulting in net interest margin expansion, while loan growth is expected to be modest. The Bank expects moderate expense growth, largely in line with inflation, as investments to strategically grow the Bank are expected to be mostly offset by efficiency savings, to drive positive operating leverage. Provision for credit losses are expected to increase, mainly from sequential growth in non-performing loans throughout 2024 driven by a challenged macroeconomic outlook. Capital and liquidity metrics are expected to remain strong in 2024.

Impact of Foreign Currency Translation

The impact of foreign currency translation on net income is shown in the table below.

T10  Impact of foreign currency translation

	2023		2022
For the fiscal years	Average exchange rate	% Change	Average exchange rate	% Change
U.S. Dollar/Canadian Dollar	0.742	(4.5)%	0.777	(2.3)%
Mexican Peso/Canadian Dollar	13.424	(15.0)%	15.799	(1.5)%
Peruvian Sol/Canadian Dollar	2.788	(7.1)%	3.002	(1.0)%
Colombian Peso/Canadian Dollar	3,310	3.9%	3,187	8.8%
Chilean Peso/Canadian Dollar	624.816	(6.7)%	669.905	12.9%

28  |  2023 Scotiabank Annual Report

Management’s Discussion and Analysis    |    Overview of Performance

T10  Impact of foreign currency translation (Cont’d)

Impact on net income(1) ($ millions except EPS)	2023 vs. 2022	2022 vs. 2021
Net interest income	$665	$(158)
Non-interest income(2)	60	(109)
Non-interest expenses	(517)	92
Other items (net of tax)	(158)	72
Net income	$50	$(103)
Earnings per share (diluted)	$0.04	$(0.09)
Impact by business line ($ millions)
Canadian Banking	$3	$3
International Banking(2)	71	(97)
Global Wealth Management	23	–
Global Banking and Markets	62	27
Other(2)	(109)	(36)
	$50	$(103)

(1)	Includes impact of all currencies.
(2)	Includes the impact of foreign currency hedges.

2023 Scotiabank Annual Report  |  29

Management’s Discussion and Analysis

GROUP FINANCIAL PERFORMANCE

Net Income

Net income was $7,528 million in 2023, a decrease of 26% from $10,174 million in 2022, due primarily to higher provision for credit losses and non-interest expenses, partly offset by higher revenue and lower provision for income taxes.

Adjusted net income was $8,441 million, a decrease of 21% from $10,749 million. The decrease was due primarily to higher provision for credit losses and non-interest expenses, partly offset by lower provision for income taxes. Refer to Non-GAAP Measures starting on page 20 for further details.

Net Interest Income

Net interest income was $18,287 million, an increase of $172 million or 1%. The increase was driven by loan growth across all business lines, higher margins in International Banking and Canadian Banking, as well as the positive impact of foreign currency translation. These increases were largely offset by a lower contribution from asset/liability management activities related to higher funding costs.

In Canadian Banking, net interest income increased $755 million or 8% due primarily to volume growth, as well as margin expansion from the impact of Bank of Canada rate increases on deposit margins, partly offset by lower loan margins. International Banking net interest income increased $1,261 million or 18%, driven by growth in loans, as well as the positive impact of foreign currency translation. Global Banking and Markets net interest income decreased $58 million or 4%, due mainly to lower trading-related interest income, partly offset by corporate loan growth. Net interest income increased $78 million or 10% in Global Wealth Management, driven by strong loan growth and higher margins. In the Other segment net interest income decreased $1,864 million due mainly to higher funding costs resulting from higher interest rates and asset/liability management activities.

Net interest margin was down eight basis points to 2.12%, driven primarily by higher funding costs in the Other Segment resulting from higher interest rates and asset/liability management activities, partly offset by higher margins in International Banking and Canadian Banking.

30  |  2023 Scotiabank Annual Report

Management’s Discussion and Analysis    |    Group Financial Performance

T11  Average balance sheet(1) and net interest income

	2023			2022

For the fiscal years ($ billions)	Average balance	Interest	Average rate	Average balance	Interest	Average rate
Assets
Deposits with financial institutions	$77.6	$3.5	4.47%	$81.9	$0.8	1.02%
Trading assets	121.7	1.8	1.52%	138.6	0.8	0.57%
Securities purchased under resale agreements and securities borrowed	187.9	1.5	0.79%	141.7	0.5	0.32%
Investment securities	117.5	5.0	4.25%	97.3	2.1	2.14%
Loans:
Residential mortgages	349.6	15.3	4.37%	337.7	11.1	3.29%
Personal loans	102.9	7.9	7.68%	95.5	5.8	6.07%
Credit cards	16.0	2.9	18.42%	13.6	2.3	16.74%
Business and government	293.4	18.9	6.45%	253.3	10.2	4.03%
Allowance for credit losses	(5.8)			(5.4)
Total loans	$756.1	$45.0	5.96%	$694.7	$29.4	4.23%
Customers’ liability under acceptances	20.9			20.0
Total average earning assets(2)	$1,281.7	$56.8	4.43%	$1,174.2	$33.6	2.86%
Other assets	114.1			107.5
Total average assets	$1,395.8	$56.8	4.07%	$1,281.7	$33.6	2.62%
Liabilities and equity
Deposits:
Personal	$279.2	$7.7	2.76%	$252.9	$3.0	1.19%
Business and government	621.3	26.2	4.22%	572.6	9.3	1.63%
Financial institutions	55.3	1.7	3.06%	51.8	0.5	0.88%
Total deposits	$955.8	$35.6	3.73%	$877.3	$12.8	1.46%
Obligations related to securities sold under repurchase agreements and securities lent	141.5	0.7	0.51%	117.6	0.3	0.26%
Subordinated debentures	9.4	0.5	5.01%	7.8	0.3	3.47%
Other interest-bearing liabilities	79.5	1.7	2.13%	81.5	2.1	2.55%
Total interest-bearing liabilities	$1,186.2	$38.5	3.25%	$1,084.2	$15.5	1.42%
Financial instruments designated at fair value through profit or loss	25.7			22.8
Other liabilities including acceptances	106.8			101.3
Equity(3)	77.1			73.4
Total liabilities and equity	$1,395.8	$38.5	2.76%	$1,281.7	$15.5	1.20%
Net interest income		$18.3			$18.1

(1)	Average of daily balances.
(2)	Refer to Non-GAAP Measures on Page 20 for the description of the measure.
(3)	Includes non-controlling interest of $1.6 (2022 – $1.7).

2023 Scotiabank Annual Report  |  31

Management’s Discussion and Analysis

Non-Interest Income

T12  Non-interest income

For the fiscal years ($ millions)	2023	2022	2023 versus 2022
Banking
Card revenues	$778	$779	–%
Banking services fees	1,879	1,770	6
Credit fees	1,861	1,647	13
Total banking revenues	$4,518	$4,196	8%
Wealth management
Mutual funds	$2,127	$2,269	(6)%
Brokerage fees	1,117	1,125	(1)
Investment management and trust
Investment management and custody	795	795	–
Personal and corporate trust	234	204	15
	1,029	999	3
Total wealth management revenues	$4,273	$4,393	(3)%
Underwriting and advisory fees	554	543	2
Non-trading foreign exchange	911	878	4
Trading revenues	1,580	1,791	(12)
Net gain on sale of investment securities	129	74	74
Net income from investments in associated corporations	153	268	(43)
Insurance underwriting income, net of claims	482	433	11
Other fees and commissions	1,072	650	65
Other(2)	348	75	364
Total non-interest income	$14,020	$13,301	5%
Non-GAAP Adjusting items(1)
Divestitures and wind-down of operations(2)	(367)	361
Adjusted non-interest income	$13,653	$13,662	–%

(1)	Refer to Non-GAAP Measures on page 20.
(2)	Recorded in Other Non-interest Income.

C3	Sources of non-interest income

Non-interest income was $14,020 million, an increase of $719 million or 5%. Adjusted non-interest income was $13,653 million, a decrease of $9 million due to lower trading revenue and wealth management revenues, higher unrealized losses on non-trading derivatives, and lower income from associated corporations. These were largely offset by higher banking revenues, other fees and commissions, and the positive impact of foreign currency translation.

Banking revenues increased $322 million or 8%, due mainly to higher credit fees from banker’s acceptances, and higher deposit and payment services fees.

Wealth management revenues decreased $120 million or 3% due to lower mutual fund revenues and lower brokerage fees. These were partly offset by higher personal and corporate trust revenues.

Underwriting and advisory fees increased by $11 million or 2%, due mainly to higher new issuance activities.

Trading revenues decreased $211 million or 12%, due mainly to lower interest rate and credit trading revenue, as well as lower trading revenue in International Banking.

Other fees and commissions revenue increased by $422 million or 65% due mainly to securities borrowing and lending activities.

Net gain on sale of investment securities increased by $55 million or 74%, due to higher realized gains on bond securities.

Net income from investments in associated corporations decreased $115 million or 43%, due mainly to lower unrealized investment gains from private equity businesses.

Insurance underwriting income increased $49 million or 11%, largely due to lower claims expenses than the prior year.

Other income increased by $273 million. On an adjusted basis, other income decreased by $455 million due primarily to higher unrealized losses on non-trading derivatives as well as lower investment gains.

T13  Trading-related revenues (1)

For the fiscal years ($ millions)	2023	2022
Trading-related revenue (TEB)(2)
Net interest income	$(260)	$(112)
Non-interest income
Trading revenues	2,017	2,124
Other fees and commissions	503	158
Total trading-related revenue (TEB)	$2,260	$2,170
Taxable equivalent adjustment	(437)	(333)
Trading-related revenue (Non-TEB)	$1,823	$1,837

(1)	Refer to Non-GAAP Measures on page 20.
(2)

Trading-related revenue consists of net interest income and non-interest income. Included are unrealized gains and losses on security positions held, realized gains and losses from the purchase and sale of securities, fees and commissions from securities borrowing and lending activities, and gains and losses on trading derivatives. Underwriting and other advisory fees, which are shown separately in the consolidated statement of income, are excluded.

32  |  2023 Scotiabank Annual Report

Management’s Discussion and Analysis    |    Group Financial Performance

Provision for Credit Losses

The provision for credit losses was $3,422 million, compared to $1,382 million, an increase of $2,040 million from last year due to higher provision for credit losses on performing and impaired loans, across all business lines.

Provision for credit losses on performing loans was $699 million, compared to a net reversal of $312 million. Commercial and corporate provisions were $423 million, and retail provisions were $276 million. Higher provisions this year were mainly in Canadian Banking and Global Banking and Markets. The increase was driven primarily by the unfavourable macroeconomic outlook and uncertainty around the impacts of higher interest rates, resulting from policy tightening to address inflation, on certain sectors in the North American non-retail portfolios, and the resulting migration in Canadian retail portfolios. In addition, retail portfolio growth across markets increased the provision for credit losses. Prior year provisions benefitted from reversals driven by improved portfolio credit quality expectations and higher commodity prices. The provision for credit losses ratio on performing loans increased 14 basis points to nine basis points.

Provision for credit losses on impaired loans was $2,723 million compared to $1,694 million, an increase of $1,029 million or 61% due primarily to higher retail formations in the Canadian and International portfolios. The provision for credit losses ratio on impaired loans increased 11 basis points to 35 basis points.

The provision for credit losses ratio increased 25 basis points to 44 basis points.

T14  Provision for credit losses by business line

	2023			2022

For the fiscal years ($ millions)	Performing (Stage 1 and 2)	Impaired (Stage 3)	Total	Performing (Stage 1 and 2)	Impaired (Stage 3)	Total
Canadian Banking
Retail	$251	$848	$1,099	$(297)	$504	$207
Commercial	238	106	344	(46)	48	2
Total	489	954	1,443	(343)	552	209
International Banking
Retail	26	1,480	1,506	51	910	961
Commercial	73	285	358	29	236	265
Total	99	1,765	1,864	80	1,146	1,226
Global Wealth Management	6	4	10	2	4	6
Global Banking and Markets	101	–	101	(59)	(8)	(67)
Other	–	–	–	(1)	–	(1)
Provision for credit losses on loans, acceptances and off-balance sheet exposures	$695	$2,723	$3,418	$(321)	$1,694	$1,373
International Banking	$4	$–	$4	$4	$–	$4
Global Wealth Management	–	–	–	–	–	–
Global Banking and Markets	–	–	–	1	–	1
Other	–	–	–	4	–	4
Provision for credit losses on debt securities and deposits with banks	$4	$–	$4	$9	$–	$9
Total provision for credit losses	$699	$2,723	$3,422	$(312)	$1,694	$1,382

T14A  Provision for credit losses against impaired financial instruments by business line

For the fiscal years ($ millions)	2023	2022
Canadian Banking
Retail	$848	$504
Commercial	106	48
	$954	$552
International Banking
Caribbean and Central America	$161	$170
Latin America
Mexico	315	205
Peru	393	255
Chile	479	238
Colombia	349	226
Other Latin America	68	52
Total Latin America	1,604	976
	$1,765	$1,146
Global Wealth Management	$4	$4
Global Banking and Markets
Canada	$(9)	$(6)
U.S.	14	12
Asia and Europe	(5)	(14)
	$–	$(8)
Total	$2,723	$1,694

2023 Scotiabank Annual Report  |  33

Management’s Discussion and Analysis

T15  Provision for credit losses as a percentage of average net loans and acceptances(1)(2)

For the fiscal years (%)	2023	2022
Canadian Banking
Retail	0.31%	0.06%
Commercial	0.40	–
	0.32	0.05
International Banking
Retail	1.96	1.48
Commercial	0.38	0.31
	1.09	0.82
Global Wealth Management	0.04	0.03
Global Banking and Markets	0.07	(0.06)
Provisions against impaired loans	0.35	0.24
Provisions against performing loans	0.09	(0.05)
Provision for credit losses as a percentage of average net loans and acceptances	0.44%	0.19%

(1)	Includes provision for credit losses on certain financial assets - loans, acceptances, and off-balance sheet exposures.
(2)	Refer to Glossary on page 136 for the description of the measure.

T16  Net write-offs(1) as a percentage of average net loans and acceptances(2)

For the fiscal years (%)	2023	2022
Canadian Banking
Retail	0.21%	0.16%
Commercial	0.12	0.04
	0.19	0.13
International Banking
Retail	1.83	1.50
Commercial	0.20	0.23
	0.93	0.79
Global Wealth Management	–	0.03
Global Banking and Markets	–	(0.02)
Total	0.32%	0.24%

(1)	Write-offs net of recoveries.
(2)	Refer to Glossary on page 136 for the description of the measure.

34  |  2023 Scotiabank Annual Report

Management’s Discussion and Analysis    |    Group Financial Performance

Non-Interest Expenses

T17  Non-interest expenses and productivity

For the fiscal years ($ millions)	2023	2022	2023 versus 2022
Salaries and employee benefits
Salaries	$5,607	$4,989	12%
Performance-based compensation	2,083	2,004	4
Share-based payments	332	335	(1)
Other employee benefits	1,574	1,508	4
	$9,596	$8,836	9%
Premises and technology
Premises	545	516	6
Technology	2,114	1,908	11
	$2,659	$2,424	10%
Depreciation and amortization
Depreciation	801	749	7
Amortization of intangible assets	1,019	782	30
	$1,820	$1,531	19%

Communications	$395	$361	9%

Advertising and business development	$576	$480	20%

Professional	$780	$826	(6)%

Business and capital taxes
Business taxes	567	483	17
Capital taxes	67	58	16
	$634	$541	17%
Other	$2,671	$2,103	27%

Total non-interest expenses	$19,131	$17,102	12%
Non-GAAP adjusting items(1):
Restructuring charge and severance provisions	(354)	(85)
Consolidation of real estate and contract termination costs	(87)	–
Impairment of non-financial assets	(346)	–
Amortization of acquisition-related intangible assets	(81)	(97)
Support costs for the Scene+ Loyalty Program	–	(133)
	(868)	(315)
Recorded in:
Salaries and employee benefits	(38)	–
Depreciation and amortization	(260)	(97)
Other	(570)	(218)
	(868)	(315)
Adjusted non-interest expenses	$18,263	$16,787	9%
Productivity ratio(2)	59.2%	54.4%
Adjusted productivity ratio(1)	57.2%	52.8%

(1)	Refer to Non-GAAP Measures starting on page 20.
(2)	Refer to Glossary on page 136 for the description of the measure.

C4	Non-interest expenses $ millions

C5	Direct and indirect taxes $ millions

Non-interest expenses were $19,131 million, an increase of $2,029 million or 12%. Adjusted non-interest expenses increased $1,476 million or 9%. This increase was due to higher personnel costs including inflationary adjustments and annual increases, as well as higher technology-related costs and advertising and business development costs to support business growth. Business and capital taxes and the unfavourable impact of foreign currency translation also contributed to the increase. This increase was partly offset by lower professional fees.

The Bank’s total technology cost, consisting of Technology expenses in Table T17 as well as those included within salaries, professional, and amortization of intangible assets and depreciation, was approximately $4.5 billion, an increase of 8% compared to 2022 and represented 14% of revenues, compared to 13% in 2022. This reflects the Bank’s continued investment in modernization, growth and technology initiatives to accelerate digitization and develop new ways to reach customers. There is increased investment in modernizing security tools, and increase staffing for specialized talent in enterprise security, cybersecurity, and security architecture.

The productivity ratio was 59.2% compared to 54.4%. On an adjusted basis, the productivity ratio was 57.2% compared to 52.8%. Operating leverage was negative 9.0%. On an adjusted basis, operating leverage was negative 8.3%.

Provision for Income Taxes

The effective tax rate was 22.8% compared to 21.3% in 2022, due primarily to the impact of the CRD and the increase in the Canadian statutory tax rate this year, partly offset by higher tax-exempt income and higher income from lower tax rate jurisdictions. On an adjusted basis, the effective rate was 17.7% compared to 21% due to higher tax-exempt income and higher income from lower tax rate jurisdictions, partly offset by the increase in the Canadian statutory tax rate and lower inflationary adjustments.

2023 Scotiabank Annual Report  |  35

Management’s Discussion and Analysis

Fourth Quarter Review

T18  Fourth quarter financial results

	For the three months ended

($ millions)	October 31 2023	July 31 2023	October 31 2022
Reported Results
Net interest income	$4,672	$4,580	$4,622
Non-interest income	3,636	3,510	3,004
Total revenue	8,308	8,090	7,626
Provision for credit losses	1,256	819	529
Non-interest expenses	5,529	4,562	4,529
Income tax expense	138	497	475
Net income	$1,385	$2,212	$2,093
Net income attributable to non-controlling interests in subsidiaries (NCI)	31	21	38
Net income attributable to equity holders of the Bank	$1,354	$2,191	$2,055
Preferred shareholders and other equity instrument holders	109	105	106
Common shareholders	1,245	2,086	1,949
Adjustments(1)
Adjusting items impacting non-interest income and total revenue (Pre-tax)
Divestitures and wind-down of operations	$(367)	$–	$361
Adjusting items impacting non-interest expenses (Pre-tax)
Restructuring charge and severance provisions	354	–	85
Consolidation of real estate and contract termination costs	87	–	–
Impairment of non-financial assets	346	–	–
Amortization of acquisition-related intangible assets	19	20	24
Support costs for the Scene+ loyalty program	–	–	133
Total non-interest expense adjusting items (Pre-tax)	806	20	242
Total impact of adjusting items on net income before taxes	439	20	603
Impact of adjusting items on income tax expense
Divestitures and wind-down of operations	48	–	(21)
Restructuring charge and severance provisions	(96)	–	(19)
Consolidation of real estate and contract termination costs	(24)	–	–
Impairment of non-financial assets	(73)	–	–
Amortization of acquisition-related intangible assets	(5)	(5)	(6)
Support costs for the Scene+ loyalty program	–	–	(35)
Total impact of adjusting items on income tax expense	(150)	(5)	(81)
Total impact of adjusting items on net income	289	15	522
Impact of adjusting items on NCI	(3)	–	(1)
Total impact of adjusting items on net income attributable to equity holders and common shareholders	$286	$15	$521
Adjusted Results
Net interest income	$4,672	$4,580	$4,622
Non-interest income	3,269	3,510	3,365
Total revenue	7,941	8,090	7,987
Provision for credit losses	1,256	819	529
Non-interest expenses	4,723	4,542	4,287
Income tax expense	288	502	556
Net income	$1,674	$2,227	$2,615
Net income attributable to non-controlling interests in subsidiaries (NCI)	34	21	39
Net income attributable to equity holders of the Bank	$1,640	$2,206	$2,576
Preferred shareholders and other equity instrument holders	109	105	106
Common shareholders	1,531	2,101	2,470

(1)	Refer to Non-GAAP Measures starting on page 20.

Net income

Q4 2023 vs Q4 2022

Net income was $1,385 million compared to $2,093 million, a decrease of 34%. This quarter included adjusting items impacting net income of $289 million compared to $522 million in the prior year [refer to Non-GAAP Measures starting on page 20]. Adjusted net income was $1,674 million compared to $2,615 million, a decrease of 36%, due mainly to higher provision for credit losses and non-interest expenses and lower non-interest income, partly offset by lower provision for income taxes.

Q4 2023 vs Q3 2023

Net income was $1,385 million compared to $2,212 million, a decrease of 37%. This quarter included adjusting items impacting net income of $289 million compared to $15 million in the prior quarter [refer to Non-GAAP Measures starting on page 20]. Adjusted net income was $1,674 million compared to $2,227 million, a decrease of 25%. The decrease was due mainly to higher provision for credit losses and non-interest expenses and lower non-interest income, partly offset by lower provision for income taxes.

36  |  2023 Scotiabank Annual Report

Management’s Discussion and Analysis    |    Group Financial Performance

Total revenue

Q4 2023 vs Q4 2022

Revenues were $8,308 million compared to $7,626 million, an increase of 9%. Adjusted revenues were $7,941 million compared to $7,987 million, a decrease of 1%.

Net interest income was $4,672 million, an increase of $50 million or 1%, due primarily to loan growth across all business lines, and the positive impact of foreign currency translation, largely offset by a lower contribution from asset/liability management activities related to higher funding costs. Net interest margin was down two basis points to 2.16%, driven primarily by a lower contribution from asset/liability management activities related to higher funding costs, and increased levels of high quality, lower-margin liquid assets. The decrease was partly offset by higher margins in International Banking and Canadian Banking.

Non-interest income was $3,636 million, an increase of $632 million or 21%. Adjusted non-interest income was $3,269 million, down $96 million or 3%. The decrease was due mainly to lower trading revenues, investment gains, and income from associated corporations, partly offset by higher fees and commissions, banking revenues, wealth management revenues, and the positive impact of foreign currency translation.

Q4 2023 vs Q3 2023

Revenues were $8,308 million compared to $8,090 million, an increase of 3%. Adjusted revenues were $7,941 million compared to $8,090 million, a decrease of 2%.

Net interest income increased $92 million or 2% driven by a higher net interest margin, partly offset by lower loan volumes. Net interest margin increased by six basis points, driven by higher margins across all business lines, partly offset by lower contribution from asset/liability management activities.

Non-interest income increased by $126 million or 4%. Adjusted non-interest income was down $241 million or 7%. The decrease was due mainly to lower trading revenues, lower unrealized gains on non-trading derivatives and income from associated corporations, partly offset by higher fees and commissions, higher banking revenues, and the positive impact of foreign currency translation.

Provision for credit losses

Q4 2023 vs Q4 2022

The provision for credit losses was $1,256 million, compared to $529 million, an increase of $727 million. The provision for credit losses ratio increased 37 basis points to 65 basis points.

The provision for credit losses on performing loans was $454 million, compared to $35 million. Retail provisions were $224 million and commercial provisions were $230 million this quarter, mostly in Canadian Banking. The increased provision this quarter was driven primarily by the unfavourable macroeconomic outlook and uncertainty around the impacts of higher interest rates, resulting from policy tightening to address inflation, on certain sectors in the North American non-retail portfolios, and the resulting migration in the Canadian retail portfolios. In addition, retail portfolio growth across markets increased the provision for credit losses. Prior year provisions benefitted from improved credit quality expectations mainly in Canadian retail, and improved credit quality in Global Banking and Markets. The provision for credit losses ratio on performing loans increased 21 basis points to 23 basis points.

The provision for credit losses on impaired loans was $802 million, compared to $494 million, an increase of $308 million due primarily to higher formations in Canadian and International Banking retail portfolios. The provision for credit losses ratio on impaired loans was 42 basis points, an increase of 16 basis points.

Q4 2023 vs Q3 2023

The provision for credit losses was $1,256 million, compared to $819 million, an increase of $437 million or 53%. The provision for credit losses ratio increased 23 basis points to 65 basis points.

The provision for credit losses on performing loans was $454 million, compared to $81 million, an increase of $373 million. The higher provision this quarter was driven primarily by the unfavourable macroeconomic outlook and uncertainty around the impacts of higher interest rates, resulting from policy tightening to address inflation, on certain sectors in the North American non-retail portfolios, and the resulting migration in the Canadian retail portfolios. Higher provisions were mainly in Canadian Banking and Global Banking and Markets. The provision for credit losses ratio on performing loans increased 19 basis points to 23 basis points.

The provision for credit losses on impaired loans was $802 million, compared to $738 million, an increase of $64 million or 9% due primarily to higher retail formations, and higher corporate and commercial provisions. The provision for credit losses ratio on impaired loans was 42 basis points, an increase of four basis points.

Non-interest expenses

Q4 2023 vs Q4 2022

Non-interest expenses were $5,529 million, an increase of 22%. Adjusted non-interest expenses were $4,723 million, an increase of $436 million or 10%, driven by higher personnel costs, technology-related costs, performance-based compensation, business and capital taxes, share-based compensation, advertising and the unfavourable impact of foreign currency translation. This was partly offset by lower professional fees.

The productivity ratio was 66.6% compared to 59.4%. The adjusted productivity ratio was 59.5% compared to 53.7%.

Q4 2023 vs Q3 2023

Non-interest expenses increased by $967 million or 21%. Adjusted non-interest expenses increased by $181 million or 4%. The increase was due to higher technology-related costs, performance-based compensation, professional fees and advertising. Partly offsetting were lower other employee benefits.

The productivity ratio was 66.6% compared to 56.4%. The adjusted productivity ratio was 59.5% compared to 56.1%.

Provision for income taxes

Q4 2023 vs Q4 2022

The effective tax rate was 9% compared to 18.5% due primarily to proportionally higher tax savings from higher tax-exempt income and higher income from lower tax rate jurisdictions, as well as the benefit of divestitures. This was partly offset by the increase in the Canadian statutory tax rate and lower inflationary adjustments. On an adjusted basis, the effective rate was 14.7% compared to 17.6% due primarily to proportionally higher tax savings from higher tax-exempt income and higher income from lower tax rate jurisdictions, partly offset by the increase in the Canadian statutory tax rate and lower inflationary adjustments.

2023 Scotiabank Annual Report  |  37

Management’s Discussion and Analysis

Q4 2023 vs Q3 2023

The effective tax rate was 9% compared to 18.4% due primarily to proportionally higher tax savings from higher tax-exempt income and higher income from lower tax rate jurisdictions, as well as the benefit of divestitures. This was partly offset by the impairment charge on Bank of Xi’an Co. Ltd. On an adjusted basis, the effective rate was 14.7% compared to 18.4% due primarily to proportionally higher tax savings from higher tax-exempt income and higher income from lower tax rate jurisdictions.

Trending Analysis

T19  Quarterly financial highlights

	For the three months ended

($ millions)	October 31 2023	July 31 2023	April 30 2023	January 31 2023	October 31 2022	July 31 2022	April 30 2022	January 31 2022
Reported results
Net interest income	$4,672	$4,580	$4,466	$4,569	$4,622	$4,676	$4,473	$4,344
Non-interest income	3,636	3,510	3,463	3,411	3,004	3,123	3,469	3,705
Total revenue	$8,308	$8,090	$7,929	$7,980	$7,626	$7,799	$7,942	$8,049
Provision for credit losses	1,256	819	709	638	529	412	219	222
Non-interest expenses	5,529	4,562	4,576	4,464	4,529	4,191	4,159	4,223
Income tax expense	138	497	485	1,106	475	602	817	864
Net income	$1,385	$2,212	$2,159	$1,772	$2,093	$2,594	$2,747	$2,740
Basic earnings per share ($)	1.03	1.74	1.70	1.37	1.64	2.10	2.16	2.15
Diluted earnings per share ($)	1.02	1.72	1.69	1.36	1.63	2.09	2.16	2.14
Net interest margin (%)(1)	2.16	2.10	2.13	2.11	2.18	2.22	2.23	2.16
Effective tax rate (%)(2)	9.0	18.4	18.4	38.4	18.5	18.8	22.9	24.0
Adjusted results(1)
Adjusting items impacting non-interest income and total revenue (Pre-tax)
Divestitures and wind-down of operations	$(367)	$–	$–	$–	$361	$–	$–	$–
Adjusting items impacting non-interest expenses (Pre-tax)
Restructuring charge and severance provisions	354	–	–	–	85	–	–	–
Consolidation of real estate and contract termination costs	87	–	–	–	–	–	–	–
Impairment of non-financial assets	346	–	–	–	–	–	–	–
Amortization of acquisition-related intangible assets	19	20	21	21	24	24	24	25
Support costs for the Scene+ loyalty program	–	–	–	–	133	–	–	–
Total non-interest expenses adjustments (Pre-tax)	806	20	21	21	242	24	24	25
Total impact of adjusting items on net income before taxes	439	20	21	21	603	24	24	25
Impact of adjusting items on income tax expense:
Canada recovery dividend	–	–	–	579	–	–	–	–
Impact of other adjusting items on income tax expense	(150)	(5)	(6)	(6)	(81)	(7)	(6)	(7)
Total impact of adjusting items on net income	289	15	15	594	522	17	18	18
Adjusted net income	$1,674	$2,227	$2,174	$2,366	$2,615	$2,611	$2,765	$2,758
Adjusted diluted earnings per share	$1.26	$1.73	$1.70	$1.85	$2.06	$2.10	$2.18	$2.15

(1)	Refer to Non-GAAP Measures starting on page 20.
(2)	Refer to Glossary on page 136 for the description of the measure.

Earnings over the period were driven by generally higher net interest income from steady loan and deposit growth and lower effective tax rates, partly offset by higher provision for credit losses and increased term funding costs.

Total revenue

Canadian Banking net interest income over the period has increased driven by volume growth and margin expansion, as recent quarters have benefited from Bank of Canada rate increases. International Banking net interest income has trended upward driven by growth in residential mortgages and business loans and central bank rate increases. Non-interest income for Canadian Banking and International Banking is stable over the period. Global Wealth Management fee-based revenues continue to be impacted by market conditions. Global Banking and Markets revenues are affected by market conditions that impact client activity in the capital markets and business banking businesses. Revenues in the Other segment were impacted by higher term funding costs and other treasury-related activities.

Provision for credit losses

Provision for credit losses have trended higher during the period driven by the unfavourable macroeconomic outlook and the uncertainty around the impact of higher interest rates from policy tightening to address inflation, retail portfolio growth, and higher impaired loan provisions due to higher formations and retail credit migration.

Non-interest expenses

Reported non-interest expenses this quarter was impacted by restructuring and impairment charges taken. During the period, non-interest expenses reflect the Bank’s continued investment in personnel and technology to support business growth as well as the impact of inflation. This was partly offset by expense management and efficiency initiatives. The impact of foreign currency translation has also contributed to fluctuations over the period.

Provision for income taxes

The effective tax rate was 9.0% this quarter. The effective tax rate average was 21.1% over the period and was impacted by the recognition of the CRD in Q1 2023, increased statutory tax rates, divestitures, restructuring charge and net income earned in foreign jurisdictions, as well as the variability of tax-exempt dividend income and inflationary benefits.

38  |  2023 Scotiabank Annual Report

Management’s Discussion and Analysis    |    Business Line Overview

BUSINESS LINE OVERVIEW

Business line results are presented on a taxable equivalent basis, adjusting for the following:

•

The Bank analyzes revenue on a taxable equivalent basis (TEB) for business lines. This methodology grosses up tax-exempt income earned on certain securities reported in either net interest income or non-interest income to an equivalent before tax basis. A corresponding increase is made to the provision for income taxes; hence, there is no impact on net income. Management believes that this basis for measurement provides a uniform comparability of net interest income and non-interest income arising from both taxable and non-taxable sources and facilitates a consistent basis of measurement. While other banks also use TEB, their methodology may not be comparable to the Bank’s methodology. A segment’s revenue and provision for income taxes are grossed up by the taxable equivalent amount. The elimination of the TEB gross up is recorded in the Other segment.

•

For business line performance assessment and reporting, net income from associated corporations, which is an after-tax number, is adjusted to normalize for income taxes. The tax normalization adjustment grosses up the amount of net income from associated corporations and normalizes the effective tax rate in the business lines to better present the contribution of the associated corporations to the business line results.

•

International Banking business segment results are analyzed on a constant dollar basis. Under constant dollar basis, prior period amounts are recalculated using current period average foreign currency rates thereby eliminating the impact of foreign currency translation. The Bank believes that reporting in constant dollar is useful for readers in assessing ongoing business performance.

•

The Other segment includes Group Treasury, smaller operating segments and corporate items which are not allocated to a business line. Group Treasury is primarily responsible for Balance Sheet, Liquidity and Interest Rate Risk management, which includes the Bank’s wholesale funding activities.

Below are the results of the Bank’s operating segments for 2023.

CANADIAN BANKING

Canadian Banking reported net income attributable to equity holders of $4,019 million, compared to $4,763 million. Adjusted net income attributable to equity holders was $4,022 million, a decrease of $757 million or 16%. The decrease was due primarily to higher provision for credit losses and non-interest expenses, partly offset by higher revenues driven by volume growth and margin expansion. Return on equity was 21.3% compared to 26.3% in the prior year. Adjusted return on equity was 21.3% compared to 26.4% in the prior year.

INTERNATIONAL BANKING

Net income attributable to equity holders was $2,486 million, an increase of $68 million. Adjusted net income attributable to equity holders was $2,516 million, an increase of $70 million. The increase was due largely to higher net interest income and non-interest income, partly offset by higher non-interest expenses, provision for credit losses, and provision for income taxes. Return on equity was 13.1% compared to 12.9% in the prior year. Adjusted return on equity was 13.3% compared to 13.0% in the prior year.

GLOBAL WEALTH MANAGEMENT

Net income attributable to equity holders was $1,431 million, compared to $1,556 million in the prior year. Adjusted net income attributable to equity holders was $1,457 million, down $126 million or 8%. The decline was due primarily to lower mutual fund fees and brokerage revenues, and higher non-interest expenses, partly offset by higher net interest income. Return on equity was 14.6% compared to 16.2% in the prior year. Adjusted return on equity was 14.9% compared to 16.5% in the prior year.

GLOBAL BANKING AND MARKETS

Global Banking and Markets reported net income attributable to equity holders of $1,768 million, a decrease of $143 million or 7%. This decline was due to higher non-interest expenses, higher provision for credit losses, and lower net interest income, partly offset by higher non-interest income and the positive impact of foreign currency translation. Return on equity was 12.2% compared to 14.3% last year.

OTHER

The Other segment reported a net loss attributable to equity holders of $2,294 million. Adjusted net income attributable to equity holders was a loss of $1,443 million compared to net loss of $229 million in the prior year. The decrease of $1,214 million was due to lower revenues resulting primarily from increased funding costs, partly offset by lower provision for income taxes and lower non-interest expenses.

2023 Scotiabank Annual Report  |  39

Management’s Discussion and Analysis

KEY PERFORMANCE INDICATORS FOR ALL BUSINESS LINES

Management uses a number of key metrics to monitor business line performance:

• Net income	• Return on equity	• Productivity ratio	• Provision for credit losses ratio

T20  Financial performance – Reported

For the year ended October 31, 2023 ($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other(1)	Total
Net interest income(2)	$9,756	$8,161	$842	$1,572	$(2,044)	$18,287
Non-interest income(2)	3,087	2,937	4,449	3,980	(433)	14,020
Total revenue(2)	12,843	11,098	5,291	5,552	(2,477)	32,307
Provision for credit losses	1,443	1,868	10	101	–	3,422
Non-interest expenses	5,867	5,928	3,350	3,062	924	19,131
Provision for income taxes(2)	1,514	704	491	621	(1,104)	2,226
Net income	$4,019	$2,598	$1,440	$1,768	$(2,297)	$7,528
Net income attributable to non-controlling interests in subsidiaries	–	112	9	–	(3)	118
Net income attributable to equity holders of the Bank	$4,019	$2,486	$1,431	$1,768	$(2,294)	$7,410
Return on equity(%)(3)	21.3%	13.1%	14.6%	12.2%	–%	10.4%
Total average assets ($ billions)	$450	$237	$34	$490	$185	$1,396
Total average liabilities ($ billions)	$372	$179	$40	$455	$273	$1,319

(1)

The Other category represents smaller operating segments, including Group Treasury, and other corporate adjustments that are not allocated to an operating segment. Corporate adjustments include the net residual in matched maturity transfer pricing, the elimination of the tax-exempt income gross-up reported in net interest income, non-interest income and provision for income taxes, and differences in the actual amount of costs incurred and charged to the operating segments.

(2)	Taxable equivalent basis. Refer to Glossary on page 136.
(3)	Refer to Non-GAAP Measures on page 20 for the description of the measure.

For the year ended October 31, 2022 ($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other(1)	Total
Net interest income(2)	$9,001	$6,900	$764	$1,630	$(180)	$18,115
Non-interest income(2)	3,029	2,827	4,617	3,542	(714)	13,301
Total revenue(2)	12,030	9,727	5,381	5,172	(894)	31,416
Provision for credit losses	209	1,230	6	(66)	3	1,382
Non-interest expenses	5,388	5,212	3,259	2,674	569	17,102
Provision for income taxes(2)	1,670	618	551	653	(734)	2,758
Net income	$4,763	$2,667	$1,565	$1,911	$(732)	$10,174
Net income attributable to non-controlling interests in subsidiaries	–	249	9	–	–	258
Net income attributable to equity holders of the Bank	$4,763	$2,418	$1,556	$1,911	$(732)	$9,916
Return on equity(%)(3)	26.3%	12.9%	16.2%	14.3%	–%	14.8%
Total average assets ($ billions)	$430	$207	$33	$445	$167	$1,282
Total average liabilities ($ billions)	$332	$152	$47	$414	$263	$1,208

(1)

The Other category represents smaller operating segments, including Group Treasury, and other corporate adjustments that are not allocated to an operating segment. Corporate adjustments include the net residual in matched maturity transfer pricing, the elimination of the tax-exempt income gross-up reported in net interest income, non-interest income and provision for income taxes, and differences in the actual amount of costs incurred and charged to the operating segments.

(2)	Taxable equivalent basis. Refer to Glossary on page 136.
(3)	Refer to Non-GAAP Measures on page 20 for the description of the measure.

40  |  2023 Scotiabank Annual Report

Management’s Discussion and Analysis    |    Business Line Overview

T20A  Financial performance – Adjusted

For the year ended October 31, 2023 ($ millions)(1)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other	Total
Net interest income	$9,756	$8,161	$842	$1,572	$(2,044)	$18,287
Non-interest income	3,087	2,937	4,449	3,980	(800)	13,653
Total revenue	12,843	11,098	5,291	5,552	(2,844)	31,940
Provision for credit losses	1,443	1,868	10	101	–	3,422
Non-interest expenses	5,863	5,887	3,314	3,062	137	18,263
Provision for income taxes	1,515	715	501	621	(1,538)	1,814
Net income	$4,022	$2,628	$1,466	$1,768	$(1,443)	$8,441
Net income attributable to non-controlling interests in subsidiaries	–	112	9	–	–	121
Net income attributable to equity holders of the Bank	$4,022	$2,516	$1,457	$1,768	$(1,443)	$8,320

(1)	Refer to Non-GAAP Measures on page 20 for the description of the adjustments.

For the year ended October 31, 2022 ($ millions)(1)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other	Total
Net interest income	$9,001	$6,900	$764	$1,630	$(180)	$18,115
Non-interest income	3,029	2,827	4,617	3,542	(353)	13,662
Total revenue	12,030	9,727	5,381	5,172	(533)	31,777
Provision for credit losses	209	1,230	6	(66)	3	1,382
Non-interest expenses	5,366	5,173	3,223	2,674	351	16,787
Provision for income taxes	1,676	629	560	653	(659)	2,859
Net income	$4,779	$2,695	$1,592	$1,911	$(228)	$10,749
Net income attributable to non-controlling interests in subsidiaries	–	249	9	–	1	259
Net income attributable to equity holders of the Bank	$4,779	$2,446	$1,583	$1,911	$(229)	$10,490

(1)	Refer to Non-GAAP Measures on page 20 for the description of the adjustments.

2023 Scotiabank Annual Report  |  41

Management’s Discussion and Analysis

Canadian Banking

2023 Achievements

Accelerated business performance

•  Further solidified a top-three position in business lending growth within Canada with market share gains.

•  Continued progress growing the credit card portfolio with balances reaching $8.4 billion, an all-time high.

•  Double-digit growth in deposits, leading to market share gains and a strong improvement to the Bank’s loan to deposit ratio.

•  Strong financial results from Tangerine, Canada’s 6th largest personal deposit portfolio.

Winning team culture

•  The Scotiabank Women Initiative®, which provides women-owned and women-led businesses with unbiased access to capital, has now deployed $7 billion in capital globally, continuing to progress towards its $10 billion commitment by 2025.

•  Ranked as one of the Best Workplaces™ in Canada by Great Place to Work® for the fourth consecutive year.

•  Launched Lightspark Engage, a platform that has allowed thousands of homeowners in Calgary and Edmonton to assess their energy use and identify ways to reduce their home’s carbon footprint.

•  Deployed almost $10 billion of capital towards the Bank’s climate related finance mobilization commitment to support and finance decarbonization efforts.

Superior customer experience

•  Entered into a partnership with Nova Credit, supporting the New to Canada segment by allowing customers to share foreign credit reports when applying for products, an industry-first for Canadian banks.

•  Launched Customer Personalization Platform that transforms the Bank’s abilities to drive customer primacy by enabling it to scale personalized offers, supporting customer growth, deepening of relationships and higher engagement.

•  Launched Scotia Mortgage+ Program to bundle Day-to-Day accounts and other retail products alongside the mortgage origination process in Home Financing Solutions (HFS) and Broker channels, deepening relationships with mortgage customers.

•  Launched a dedicated phone line aimed at providing assistance to customers with hearing and/or speech impairments, who rely on Video Relay Service (VRS) for their remote banking needs.

Digital enablement

•  Roll-out of digital capabilities delivered continued progress with a steady increase in digital adoption and active digital, as well as a strong increase in mobile users across both Retail and Tangerine.

•  Continued to digitize and streamline our technology solutions within the mid-market segment of commercial banking through nCino to help create capacity and enhance client and employee experience; a full migration will be completed over the next year.

•  Further progressed towards digital aspirations, partially supported by Tangerine where over 80% of new deposit flows originated from digitally engaged, multiproduct clients.

Scale our unique partnerships and assets

•  Completed the Scene+ rollout of Empire brands, such as Sobeys, Safeway, FreshCo, and IGA, earlier this year and launched our partnership with Home Hardware, with Scene+ now reaching over 14 million members across Canada.

•  Tangerine launched a 5-year partnership with Bike Share Toronto elevating brand awareness and supporting numerous Bike Share Toronto initiatives, including the addition of stations and expansion to all of Toronto’s 25 wards and priority neighborhoods.

Select Awards

•  Scotiabank ranked highest in J.D. Power 2023 Overall Dealer Satisfaction Prime Credit Non-Captive Automotive Finance Lenders.

•  Tangerine Bank ranked highest among midsize banks in the J.D. Power 2023 Canada Retail Banking Satisfaction Study for a 12th consecutive year, the longest running winner for a mid-sized bank in J.D. Power’s history.

•  Scotiabank Gold American Express was recognized by Moneysense 2023 as the Best Rewards Card for everyday spending.

Business Profile

Canadian Banking provides a full suite of financial advice and banking solutions, supported by an excellent customer experience, to over 11 million customers. Retail, Small Business and Commercial Banking customers are served through its network of 947 branches and 3,703 automated banking machines (ABMs), as well as online, mobile and telephone banking, and specialized sales teams. Canadian Banking also provides an alternative self-directed banking solution to Tangerine customers. Canadian Banking is comprised of the following areas:

•

Retail banking provides financial advice and solutions along with day-to-day banking products, including debit cards, chequing accounts, credit cards, investments, mortgages, personal loans and related creditor insurance products to retail customers, including automotive dealers and their customers, providing retail automotive financing solutions. Tangerine Bank provides day-to-day banking products, including chequing and saving accounts, credit cards, mortgages, loans and investments to self-directed customers.

•

Business banking delivers advice and a full suite of lending, deposit, cash management and trade finance solutions to small, medium, and large businesses, including the Roynat franchise which provides clients with innovative financing alternatives through both public and private markets.

Strategy

Canadian Banking continued to prioritize providing customer and employee support initiatives throughout 2023. This included focusing on the health and safety of both customers and employees, supporting Retail and Business Banking customers financially, while delivering revenue growth to maintain a top-3 position in Canada across key market share measures.

Canadian Banking will continue to execute its long-term strategy to deliver stable and consistent earnings, including businesses and products that deliver higher returns on equity. Ongoing efforts focus on building stronger relationships with customers to increase engagement and customer primacy and loyalty, investing in digital and analytical capabilities to understand and anticipate customer needs, and developing a high-quality and diverse team of Scotiabank employees.

42  |  2023 Scotiabank Annual Report

Management’s Discussion and Analysis    |    Canadian Banking

2024 Priorities

•

Client Primacy: Increase client primacy across Retail, Tangerine, & Commercial banking, with a focus on our priority segments. Deepen relationships across our client base to capture share of wallet and drive non-lending revenue.

•

Loyalty & Scene+: Continue to enhance our best in class loyalty program, leveraging it as a strong contributor to grow new primary client relationships and deeper product penetration with existing customers in Canada.

•	Operational Efficiency: Simplify, digitize, and streamline our processes to drive operational excellence and efficiency across Canadian Banking.
•	Accelerating Tangerine: Leverage Tangerine’s strong brand and market leading digital customer experience to win market share and grow our presence in the Canadian market with a digital-first approach.
•

Building Connectivity: Leverage our network and scale to achieve synergies and deliver the entire Bank to our clients, across all segments (e.g. across Retail & Wealth, Commercial & Wealth, leveraging common platforms and technologies where appropriate).

•

Accelerate data & analytics, technology, and digital capabilities: Strengthen capabilities across data, technology and digital to support salesforce enablement, customer self-serve and assisted experiences, and insight-driven reporting and decision-making.

T21  Canadian Banking financial performance

Taxable equivalent basis ($ millions)	2023	2022
Reported results
Net interest income	$9,756	$9,001
Non-interest income(1)	3,087	3,029
Total revenue	12,843	12,030
Provision for credit losses	1,443	209
Non-interest expenses	5,867	5,388
Income tax expense	1,514	1,670
Net income	$4,019	$4,763
Net income attributable to non-controlling interests in subsidiaries	–	–
Net income attributable to equity holders of the Bank	$4,019	$4,763

Key ratios and other financial data
Return on equity(2)	21.3%	26.3%
Productivity(3)	45.7%	44.8%
Net interest margin(2)	2.34%	2.24%
Provision for credit losses – performing (Stages 1 and 2)	$489	$(343)
Provision for credit losses – impaired (Stage 3)	$954	$552
Provision for credit losses as a percentage of average net loans and acceptances(3)	0.32%	0.05%
Provision for credit losses on impaired loans as a percentage of average net loans and acceptances(3)	0.21%	0.13%
Net write-offs as a percentage of average net loans and acceptances(3)	0.19%	0.13%

Selected Consolidated Statement of Financial Position data (average balances)
Earning assets(2)	$445,520	$425,436
Total assets	449,555	429,528
Deposits	340,345	307,985
Total liabilities	371,587	332,453

(1)	Includes net income from investments in associated corporations of $71 (2022 – $64).
(2)	Refer to Non-GAAP Measures on page 20 for the description of the measure.
(3)	Refer to Glossary on page 136 for the description of the measure.

T21A  Adjusted Canadian Banking financial performance(1)

($ millions)	2023	2022
Adjusted results
Net interest income	$9,756	$9,001
Non-interest income	3,087	3,029
Total revenue	12,843	12,030
Provision for credit losses	1,443	209
Non-interest expenses(2)	5,863	5,366
Income before taxes	5,537	6,455
Income tax expense	1,515	1,676
Net income	$4,022	$4,779
Net income attributable to non-controlling interests in subsidiaries (NCI)	–	–
Net income attributable to equity holders	$4,022	$4,779

(1)	Refer to Non-GAAP Measures on page 20 for the description of the adjustments.
(2)	Includes adjustment for Amortization of acquisition-related intangible assets of $4 (2022 – $22).

2023 Scotiabank Annual Report  |  43

Management’s Discussion and Analysis

Financial Performance

Net income

Canadian Banking reported net income attributable to equity holders of $4,019 million, compared to $4,763 million. Adjusted net income to equity holders was $4,022 million, a decrease of $757 million or 16%. The decrease was due primarily to higher provision for credit losses and non-interest expenses, partly offset by higher revenues driven by volume growth and margin expansion.

Average assets and liabilities

Average assets increased $20 billion or 5% to $450 billion. The growth included $12 billion or 16% in business loans and acceptances, $4 billion or 1% in residential mortgages, $3 billion or 5% in personal loans, and $1 billion or 16% in credit card loans.

Average liabilities increased $40 billion or 12% to $372 billion. The growth included $26 billion or 13% in personal deposits and $7 billion or 6% in non-personal deposits, both primarily in term products.

Revenues

Revenues of $12,843 million increased $813 million or 7%, due to higher net interest income and non-interest income.

Net interest income of $9,756 million increased $755 million or 8%, due primarily to loan and deposit growth and margin expansion. The net interest margin increased 10 basis point to 2.34%, due primarily to the impact of the Bank of Canada rate increases on deposit margins, partly offset by lower loan margins.

Non-interest income of $3,087 million increased $58 million or 2%. The increase was due primarily to elevated private equity gains, higher insurance revenue, foreign exchange fees, and income from associated corporations, partly offset by lower mutual fund distribution fees and banking revenue.

Retail Banking

Total Retail Banking revenues were $9,495 million, an increase of $526 million or 6%. Net interest income increased $531 million or 8%, primarily driven by loan and deposit growth and margin expansion. Non-interest income declined $5 million due mainly to lower mutual fund distribution fees and banking revenue, partly offset by higher insurance revenues.

Business Banking

Total Business Banking revenues were $3,348 million, an increase of $287 million or 9%. Net interest income increased $224 million or 11% due primarily to strong loan and deposit growth, and margin expansion. Non-interest income increased $63 million or 7% due primarily to elevated private equity gains, and higher deposit services and card revenues, partly offset by lower credit fees.

Provision for credit losses

The provision for credit losses was $1,443 million, an increase of $1,234 million. The provision for credit losses ratio was 32 basis points, an increase of 27 basis points.

Provision for credit losses on performing loans was $489 million, compared to a net reversal of $343 million. Retail provisions were $251 million and commercial provisions were $238 million. The provision this year was driven primarily by the unfavourable macroeconomic outlook and uncertainty around the impacts of higher interest rates resulting from policy tightening to address inflation, including the related impacts of migration in the retail portfolios, and on certain sectors in the non-retail portfolios. The previous year benefitted from reversals driven by improved portfolio credit quality expectations. The provision for credit losses ratio on performing loans increased 19 basis points to 11 basis points.

Provision for credit losses on impaired loans was $954 million compared to $552 million, an increase of $402 million due primarily to higher retail formations. The provision for credit losses ratio on impaired loans was 21 basis points, an increase of eight basis points.

Non-interest expenses

Non-interest expenses were $5,867 million compared to $5,388 million, an increase of 9%. Adjusted non-interest expenses were $5,863 million, an increase of $497 million or 9% due primarily to higher personnel costs, including inflationary adjustments, and higher technology, communications, advertising, and business development costs to support business growth.

Provision for income taxes

The effective tax rate was 27.4% compared to 26.0% in the prior year. The increase this year was driven mainly by the higher Canadian statutory tax rate.

Outlook

Revenue in Canadian Banking is expected to be driven further by growth in deposits and loans, although moderating from 2023 levels, and continued improvement in net interest margin. Solid revenue growth in Retail Banking and Tangerine businesses are expected to continue, supported by further volume growth and improving margins. Business Banking revenues are expected to moderate. Maintaining strong expense discipline while balancing investments in strategic growth initiatives to drive future growth will be a primary objective for Canadian Banking. Earnings will be supported by the continued focus on client primacy across Retail, Tangerine and Business Banking, and customer acquisition through our Scene+ loyalty program.

C6	Total revenue by sub-segment $ millions

C7	Average loans and acceptances $ billions

C8	Average deposits $ billions

44  |  2023 Scotiabank Annual Report

Management’s Discussion and Analysis    |    International Banking

International Banking

2023 Achievements

Acceleration of Growth Drivers

•  Improved the Affluent relationship model in the Retail sector through digitally enabled virtual branches, driving client and earnings growth in the segment.

•  Launched the Bank’s proprietary digital Credit 360 tool in Chile and Mexico to enhance the Bank’s credit journey in the Commercial sector.

•  In GBM, the Bank is well positioned to accelerate growth across its footprint, ranking #1 in the LATAM Loans and #3 in the LATAM ESG bonds league table.

Winning Team

•  Recognized as a Great Place to Work® across certain markets in Central America and the Caribbean and ranked 3rd in Colombia and Top 10 in Mexico.

•  In Chile, formed the first gender-equitable board of directors of the Chilean private banking sector and ranked Top 10 of the LinkedIn Top Companies in 2023.

•  In Mexico, Peru, and Colombia, ranked among the Top 10 in PAR Ranking, recognizing good practices to promote gender equality and diversity within the organization.

•  In Dominican Republic, ranked among the Top 5 financial companies with the ‘Best Corporate Reputations’ by Merco.

Focused Customer Strategy

•  Maintained positive trend and growth in transactional Net Promoter Score (NPS) across most channels and markets in the Retail sector, with improved competitive market rank in Chile from 5th to 4th.

•  Delivered a robust NPS across core markets in the Corporate and Commercial sector, in line with the target and peers, demonstrating strong client coverage and business expertise.

Digital Enablement

•  Strong digital progress across Mexico, Chile, Peru, and Colombia through continuous enhancement of digital capabilities. Achieved 73% digital sales, 59% digital adoption, and 93% self-serve transactions; digital users reached 4.4 million, of which ~4 million are mobile users.

•  Recognized as the ‘Best Bank for Digital Solutions’ by Euromoney in Chile, with the following achievements:

•  Digital Collaboration Tool: Developed in Chile and scaled to Caribbean and Central America, a one-stop, digital ecosystem for Scotia Access clients to access their banking information and advice.

•  Scotia Zero: End-to-end digital origination for new-to-bank clients, acquiring ~65K new retail clients during the first 6 months.

Select Awards

•  Recognized as the ‘Bank of The Year’ in Chile and Trinidad & Tobago by Latin Finance.

•  Won the ‘World’s Best Consumer Digital Banks’ award in Latin America 2023 across certain Caribbean markets by Global Finance.

•  Won the ‘Best Bank Award’ and ‘Best Mobile Banking App’ across certain markets in the Caribbean by Global Finance.

•  Received the ‘Latin America Loan of the Year’ Award by International Financing Review (IFR) for the largest syndicated transaction in Latin America in 2022 as Sole Lead Arranger and Sole Bookrunner.

•  Recognized as the ‘Best Digital Bank in Chile’ and ‘Best Investment Bank in Chile’ by the International Business Magazine.

•  Recognized by Environmental Finance with the ‘Sustainability Bond of the Year – Sovereign: Mexico’ Bond Award for 2023.

•  Recognized as the ‘Best Bank for ESG’ by Euromoney in Chile.

•  Awarded ‘Best Private Bank’ recognitions across two categories in Peru by Global Finance 2023.

Business Profile

International Banking is a diverse franchise offering financial advice and solutions to over 12 million Retail, Corporate, and Commercial clients. The geographic footprint encompasses 15+ countries, including Mexico, Chile, Peru, Colombia, Brazil, Uruguay, and certain markets across Central America and the Caribbean. The Bank is well positioned with a unique geographical footprint, providing Digital leadership and connectivity with Canada and the U.S. markets. International Banking countries continue to demonstrate attractive demographics and opportunities to grow banking penetration.

Strategy

International Banking is focused on delivering sustainable earnings growth and selectively capturing business opportunities in higher-return segments and geographies. The focus will be on building stronger relationships with customers to increase engagement and customer primacy, prudently managing credit risk, accelerating deposit growth, prioritizing growth in markets where we have scale opportunity and targeting client segments where we have the product capability and connectivity to be a lead financial services provider. International Banking will continue to focus on expense management while executing our long-term vision of building a strong client franchise across target segments and geographies, supported by a diverse and talented winning team.

2023 Scotiabank Annual Report  |  45

Management’s Discussion and Analysis

2024 Priorities

•	Value creation: Create shareholder value by consolidating a strong client franchise across segments and well-connected footprint to deliver higher return with targeted sustainable profitable growth.

•	Strong client franchise: Grow client primacy through target segment-specific value propositions.

•	Targeted capital allocation: Drive sustainable profitable growth in higher returning segments and geographies while deemphasizing underperforming businesses.

•	Operating Model: Make progress towards standardizing our operating model for deliberate scale and efficiency, maximizing connectivity across our footprint.

•	Winning Team: Enhance culture and management process, aligning incentives to drive accountability and execution.

T22  International Banking financial performance – Reported

Taxable equivalent basis ($ millions)	2023	2022
Reported results
Net interest income	$8,161	$6,900
Non-interest income(1)	2,937	2,827
Total revenue	11,098	9,727
Provision for credit losses	1,868	1,230
Non-interest expenses	5,928	5,212
Income tax expense	704	618
Net income	$2,598	$2,667
Net income attributable to non-controlling interests in subsidiaries	112	249
Net income attributable to equity holders of the Bank	$2,486	$2,418

Key ratios and other financial data
Return on equity(2)	13.1%	12.9%
Productivity(3)	53.4%	53.6%
Net interest margin(2)	4.10%	3.96%
Provision for credit losses – performing (Stages 1 and 2)	$103	$84
Provision for credit losses – impaired (Stage 3)	$1,765	$1,146
Provision for credit losses as a percentage of average net loans and acceptances(3)	1.09%	0.82%
Provision for credit losses on impaired loans as a percentage of average net loans and acceptances(3)	1.03%	0.77%
Net write-offs as a percentage of average net loans and acceptances(3)	0.93%	0.79%

Selected Consolidated Statement of Financial Position data (average balances)
Earning assets(2)	$217,274	$188,742
Total assets	236,688	206,550
Deposits	126,422	107,206
Total liabilities	179,316	152,140

(1)	Includes net income from investments in associated corporations of $251 (2022 – $250).
(2)	Refer to Non-GAAP Measures on page 20 for the description of the measure.
(3)	Refer to Glossary on page 136 for the description of the measure.

T22A  Adjusted International Banking financial performance(1)

($ millions)	2023	2022
Adjusted results
Net interest income	$8,161	$6,900
Non-interest income	2,937	2,827
Total revenue	11,098	9,727
Provision for credit losses	1,868	1,230
Non-interest expenses(2)	5,887	5,173
Income before taxes	3,343	3,324
Income tax expense	715	629
Net income	$2,628	$2,695
Net income attributable to non-controlling interests (NCI)	112	249
Net income attributable to equity holders	$2,516	$2,446

(1)	Refer to Non-GAAP Measures on page 20 for the description of the adjustments.
(2)	Includes adjustment for Amortization of acquisition-related intangible assets of $41 (2022 – $39).

46  |  2023 Scotiabank Annual Report

Management’s Discussion and Analysis    |    International Banking

Financial Performance

Net income

Net income attributable to equity holders was $2,486 million, an increase of $68 million. Adjusted net income attributable to equity holders was $2,516 million, an increase of $70 million. The increase was due largely to higher net interest income and non-interest income, partly offset by higher non-interest expenses, provision for credit losses, and provision for income taxes.

Financial Performance on an Adjusted and Constant Dollar Basis

The discussion below on the results of operations is on an adjusted and constant dollar basis. Under the constant dollar basis, prior period amounts are recalculated using current period average foreign currency rates, which is a non-GAAP financial measure (refer to Non-GAAP Measures on page 20). The Bank believes that constant dollar is useful for readers in assessing ongoing business performance without the impact of foreign currency translation and is used by management to assess the performance of the business segment. Ratios are on a reported basis.

T23  International Banking financial performance on adjusted and constant dollar basis

Taxable equivalent basis ($ millions)	2023	2022
Net interest income	$8,161	$7,481
Non-interest income(1)	2,937	2,907
Total revenue	11,098	10,388
Provision for credit losses	1,868	1,325
Non-interest expenses	5,887	5,542
Income tax expense	715	653
Net income on constant dollar basis	$2,628	$2,868
Net income attributable to non-controlling interests in subsidiaries on a constant dollar basis	112	261
Net income attributable to equity holders of the Bank on a constant dollar basis	$2,516	$2,607

Selected Consolidated Statement of Financial Position data (average balances)
Total assets	236,688	221,719
Total liabilities	179,316	164,302

(1)	Includes net income from investments in associated corporations of $251 (2022 – $256).

C9	Total revenue by region $ millions

C10	Average loans and acceptances $ billions

C11	Average earning assets by region $ billions

C12	Average deposits $ billions

2023 Scotiabank Annual Report  |  47

Management’s Discussion and Analysis

Net income

Net income attributable to equity holders was $2,486 million, a decrease of $91 million or 4%. Adjusted net income attributable to equity holders was $2,516 million, down $91 million or 4%. The decrease was due largely to higher provision for credit losses, partly offset by higher net interest income.

Assets and liabilities

Average assets of $237 billion increased $15 billion or 7%. Total loans increased by 7%, mainly driven by residential mortgages increase of 11%, business loans increase of 6%, and personal and credit card loans increase of 5%.

Average liabilities of $179 billion increased $15 billion or 9%. Total deposits increased by 9% due mainly to higher non-personal deposits increase of 12% and personal deposits increase of 4%.

Revenues

Total revenues were $11,098 million, an increase of $710 million or 7%, due to higher net interest income and non-interest income, driven by margin expansion, capital market revenues and gains on investment securities.

Net interest income was $8,161 million, an increase of 9%. The increase was driven by growth in residential mortgages and commercial loans. Net interest margin increased by 14 basis points to 4.10% due to better business mix and asset repricing, partly offset by higher cost of funds and lower inflation benefits in Chile.

Non-interest income was $2,937 million, an increase of 1%. The increase was driven by net fees and commissions, offset by lower trading revenues.

Latin America

Total revenues were $8,540 million, an increase of $473 million or 6%. Net interest income increased by 8% in line with loan growth. Non-interest income was in line with the prior year, driven by higher capital markets activity, offset by lower treasury gains due to inflation reductions.

Caribbean and Central America

Total revenues were $2,435 million, an increase of $256 million or 12%. Net interest income increased by $211 million or 14%, benefiting from central bank rate increases. Non-interest income increased by $45 million or 7%, mainly driven by higher income from associated corporations, card fees and insurance.

Provision for credit losses

The provision for credit losses was $1,868 million, an increase of $543 million or 41%. The provision for credit losses ratio was 109 basis points, an increase of 27 basis points.

Provision for credit losses on performing loans was $103 million, compared to $93 million, an increase of $10 million. The provision this year was driven primarily by higher commercial provisions due to the less favourable macroeconomic outlook, higher retail provisions in Chile and Colombia, and portfolio growth across markets, partly offset by credit migration to impaired.

Provision for credit losses on impaired loans was $1,765 million, compared to $1,232 million, an increase of $533 million due primarily to higher retail provisions, driven by higher formations across Pacific Alliance markets.

The provision for credit losses ratio on impaired loans was 103 basis points, an increase of 26 basis points.

Non-interest expenses

Non-interest expenses were $5,928 million, an increase of $344 million or 6%. On an adjusted basis, non-interest expenses increased 6%, due primarily to inflationary pressure, partly offset by benefits from prudent expense management and savings initiatives.

Provision for income taxes

The effective tax rate was 21.3% compared to 18.8% last year. On an adjusted basis, the effective tax rate was 21.4%, compared to 18.9% last year due primarily to lower inflationary adjustments in Chile and Mexico and earnings mix across jurisdictions.

Outlook

Revenues in the International Bank are expected to benefit from loan growth and net interest margin expansion, as a result of the expected stabilization of interest rates, and rate reductions in the second half of 2024. Expenses are expected to grow at a lower rate than revenue, reflecting expense saving initiatives, including structure right-sizing to deliver positive operating leverage. Earnings are expected to be impacted by higher provision for credit losses, and a higher tax rate as inflation benefits continue to diminish. The business will continue to invest to drive profitability and sustainable growth in our selected segment and markets across the region.

48  |  2023 Scotiabank Annual Report

Management’s Discussion and Analysis    |    Global Wealth Management

Global Wealth Management

2023 Achievements

Continue growth across asset management and advisory businesses

•  Scotia Global Asset Management is ranked #2 by assets in the Canadian investment fund industry.

•  Further evolved the Total Wealth offering by broadening the Bank’s wealth management advice to include longevity, health, and wellbeing into clients’ financial considerations, and leveraging the unique capabilities of MD Financial Management to help create a differentiated offering.

•  ScotiaMcLeod Investment Portfolios, the in-house separately managed account program (SMA), continues to demonstrate strong momentum and is the largest and fastest growing in-house SMA program in Canada.

•  International Wealth Management delivered double-digit earnings growth and made significant progress in expanding Total Wealth internationally, successfully launching a pilot in Colombia, and seamlessly integrating Total Wealth into operations in Chile and Peru.

Focus on Partnerships

•  Continued focus on delivering the entire bank to clients and driving partnerships across businesses. Partnerships with Retail and Commercial Banking drove significant referral volumes in the current fiscal year.

•  Launched Medicus Pension Plan, an innovative multi-employer plan that provides incorporated physicians with a unique opportunity to access predictable lifetime retirement income. The Plan provides a lifetime pension based on a physician’s personal earnings and years of service and pools investments among all Plan participants.

•  Scotia Smart Investor, a digital hybrid investment tool launched in partnership with Canadian Banking, continues to see strong new asset growth and accounts openings.

Expand international capabilities and offering

•  Continued launch of Total Wealth advice model internationally – with a focus in Pacific Alliance countries.

•  Launched 19 new investment funds in Mexico, Chile, Colombia, and Peru.

•  Added new asset management capabilities and investment solutions in Chile – launching the new ‘SMART’ robo-advisory platform that delivers a seamless digital investment experience for clients.

Select award highlights

•  Scotia Global Asset Management won prestigious awards including 25 FundGrade A+ Awards and 8 individual Lipper Awards across its ScotiaFunds and Dynamic Funds brands for consistent, outstanding, risk-adjusted performance.

•  Scotia iTRADE ranked #1 among the Big 5 Banks in the 2022 Surviscor Canadian Online Brokerage Ranking for best overall online experience, announced in Fiscal 2023.

•  Scotia Wealth Management was recognized as the ‘Best Domestic Private Bank in Canada’ by Euromoney’s Global Private Banking Awards 2023. The award recognizes Scotia Wealth Management for its client-focused Total Wealth Planning approach, delivering a seamless, holistic wealth management experience.

•  Scotia Wealth Management was awarded ‘Best Private Bank for Net Worth Between $1 million and $25 million’ and ‘Best Private Bank for Women Clients’ by Global Finance; Further, they were awarded ‘Best Branding in Private Banking’ (North America) and ‘Best Private Bank for Wealthy Women’ by The Banker (announced in Fiscal 2023).

Business Profile

Global Wealth Management is focused on delivering comprehensive wealth management advice and solutions to clients across Scotiabank’s footprint. Global Wealth Management serves over 2 million investment fund and advisory clients across 13 countries – administering over $600 billion in assets.

Global Wealth Management has built a robust client-centric business with comprehensive advice, products, and platforms to meet a broad range of client needs.

Global Wealth Management is comprised of the following businesses:

•

Wealth Management: Online brokerage (Scotia iTRADE), Mobile investment specialists (Scotiabank), Full-service brokerage (ScotiaMcLeod and MD Financial Management), Trust, Private Banking, Private Investment Counsel (Scotia Wealth Management, Jarislowsky Fraser, and MD Financial Management).

•

Asset Management: Retail mutual funds (Scotia & Dynamic Funds), Exchange Traded Funds (Scotia, Dynamic Funds & Tangerine), Liquid Alternatives (Dynamic Funds), Institutional funds (Scotia & Jarislowsky Fraser).

Scotiatrust, ScotiaMcLeod, Scotia iTRADE, Private Banking, Private Investment Counsel, 1832 Asset Management and Dynamic Funds are top performers in key industry metrics.

Strategy

Global Wealth Management continues to execute on its mission to provide clients with strong risk adjusted investment results and financial planning to deliver wealth solutions that meet their complex needs. The focus continues to be delivering comprehensive advice and planning to best serve clients in the current economic environment and through all market conditions. To maintain our strong momentum towards that focus, Global Wealth Management is continuing to enhance our Total Wealth advice capabilities and innovating our product shelf to deliver purpose-built products for our clients.

In addition, Global Wealth Management is focused on maximizing its international footprint, including leveraging the Bank’s Retail and Commercial Banking infrastructure and network in priority markets across Latin America.

2023 Scotiabank Annual Report  |  49

Management’s Discussion and Analysis

2024 Priorities

•	Deliver plan-based, holistic advice: Deliver the entire bank to new and existing clients with complex wealth and financial needs through the Total Wealth advice model.

•	Broaden investment solutions distribution: Leverage our expansive distribution network to increase delivery of investment products and services to clients through Wealth and Retail channels.

•

Continue product innovation: Drive innovation in products to deliver industry-leading investment capabilities and performance through purpose-built solutions for customers across Global Wealth Management’s brands and channels.

•

Focus on international: Continue to invest and grow the International Wealth business, following the Bank’s retail footprint, by growing the product shelf to support affluent client needs and by enhancing wealth management capabilities to deliver Total Wealth advice.

•	Invest in digital: Digitally enable sales and advice to support distribution channels, including proprietary and 3rd party sales.

•	Enhance winning team culture: Cultivate a talented, diverse workforce, and foster an environment to keep customers and employees safe, while delivering outstanding results and client experiences.

T24  Global Wealth Management financial performance

Taxable equivalent basis ($ millions)	2023	2022
Reported results
Net interest income	$842	$764
Non-interest income	4,449	4,617
Total revenue	5,291	5,381
Provision for credit losses	10	6
Non-interest expenses	3,350	3,259
Income tax expense	491	551
Net income	$1,440	$1,565
Net income attributable to non-controlling interests in subsidiaries	9	9
Net income attributable to equity holders of the Bank	$1,431	$1,556

Key ratios and other financial data
Return on equity(1)	14.6%	16.2%
Productivity(2)	63.3%	60.6%

Selected Consolidated Statement of Financial Position data (average balances)
Earning assets(1)	$24,294	$22,452
Total assets	34,127	32,721
Deposits	33,576	38,663
Total liabilities	40,481	46,906

Other ($ billions)
Assets under administration(2)	$610	$580
Assets under management(2)	$317	$311

(1)	Refer to Non-GAAP Measures on page 20 for the description of the measure.
(2)	Refer to Glossary on page 136 for the description of the measure.

T24A  Adjusted Global Wealth Management financial performance(1)

($ millions)	2023	2022
Adjusted results
Net interest income	$842	$764
Non-interest income	4,449	4,617
Total revenue	5,291	5,381
Provision for credit losses	10	6
Non-interest expenses(2)	3,314	3,223
Income before taxes	1,967	2,152
Income tax expense	501	560
Net income	$1,466	$1,592
Net income attributable to non-controlling interests in subsidiaries (NCI)	9	9
Net income attributable to equity holders	$1,457	$1,583

(1)	Refer to Non-GAAP Measures on page 20 for the description of the adjustments.
(2)	Includes adjustment for Amortization of acquisition-related intangible assets of $36 (2022 – $36).

50  |  2023 Scotiabank Annual Report

Management’s Discussion and Analysis    |    Global Wealth Management

Financial Performance

Net income

Net income attributable to equity holders was $1,431 million, compared to $1,556 million in the prior year. Adjusted net income attributable to equity holders was $1,457 million, down $126 million or 8%. The decline was due primarily to lower mutual fund fees and brokerage revenues, and higher non-interest expenses, partly offset by higher net interest income.

Assets under management (AUM) and assets under administration (AUA)

Assets under management of $317 billion increased $6 billion or 2% driven by market appreciation partly offset by net redemptions. Assets under administration of $610 billion increased $30 billion or 5% due primarily to higher net sales and market appreciation.

Revenues

Revenues of $5,291 million decreased $90 million or 2%, due to lower fee income partly offset by higher net interest income.

Net interest income of $842 million increased $78 million or 10%, driven by solid loan growth and improved margins.

Non-interest income was $4,449 million, down $168 million or 4%, due primarily to lower mutual fund fees from lower average AUM, and lower brokerage revenues.

Canada

Revenues of $4,572 million were down $171 million or 4%. Lower mutual fund fees were partly offset by higher net interest income, driven by loan growth and margin expansion.

International

Revenues of $719 million increased by $81 million or 13%. The growth was due primarily to higher net interest income from improved margins, and higher mutual fund fees.

Provision for credit losses

The provision for credit losses was $10 million, an increase of $4 million. The provision for credit losses ratio was four basis points, an increase of one basis point.

Provision for credit losses on performing loans was $6 million, compared $2 million, an increase of $4 million due primarily to the unfavourable macroeconomic outlook.

Provision for credit losses on impaired loans was a $4 million, unchanged from last year. The provision for credit losses ratio on impaired loans was two basis points, an increase of one basis point.

Non-interest expenses

Non-interest expenses of $3,350 million increased by $91 million or 3%, driven largely by the expansion of the revenue-generating salesforce and technology costs to support business growth.

Provision for income taxes

The effective tax rate was 25.4% compared to 26.0% in the prior year.

Outlook

Revenue growth in Global Wealth Management is expected to be driven by retail mutual fund volume growth through active management and multi-brand distribution in Canada; solid growth across our advisory business; and continued expansion across our key international markets. Earnings are expected to grow in 2024 from market appreciation and strong new business volumes. Global Wealth Management will continue to invest in the business through ongoing enhancements to digital client and advisor capabilities, while remaining focused on managing expense growth in line with revenue growth. Global Wealth Management earnings would be expected to improve in line with recovering market conditions.

C13	Total revenue by sub-segment $ millions

C14	Wealth management assets under administration (AUA) $ billions, as at October 31

C15	Wealth management assets under management (AUM) $ billions, as at October 31

2023 Scotiabank Annual Report  |  51

Management’s Discussion and Analysis

Global Banking and Markets

2023 Achievements

Increase relevance to corporate clients and capture more of the non-lending wallet

•  Leveraged sector and product expertise to grow origination platform and develop unique, differentiated solutions as demonstrated by top-three Canadian league table rankings in Debt Capital Markets, Loans, and Mergers & Acquisitions.

•  Invested in client-focused initiatives by modernizing technology infrastructure and platforms across Fixed Income, Foreign Exchange, and Equities businesses to offer best in class execution and widen products and services offerings.

Elevate our product suite to pursue a greater share of wallet

•  Established a U.S.-based private credit structuring, syndication, and sales team and continued to build capabilities with a growing product suite for U.S. clients.

•  Completed SWIFT system migration upgrade, an important payments transformation milestone that lays the foundation for new business services that will streamline the client experience across our global footprint.

•  Conducted first inaugural synthetic risk transfer trade, providing the Bank with material capital relief at an attractive cost of client capital.

Build presence in the Americas

•  Continued progress on multi-year strategy of creating a top-tier local and cross-border wholesale banking business in the Americas.

•  Broadened distribution of GBM Latam products to regional and international clients through modernized infrastructure, including electronic trading.

•  Launched new U.S. coverage model to support a larger client footprint including insurance, hedge fund, agency, and regional bank clients.

Select awards and deal highlights

Awards

•  Global Finance Sustainable Finance Awards: Best Bank for Sustainable Finance (Canada), Outstanding Leadership in Sustainability Transparency (Global).

•  The Banker’s Investment Banking Awards 2023: Investment Bank of the Year for Sustainable SSA Financing.

•  ESG Investing Awards 2023: Best Specialist ESG Research.

•  Environment Finance Bond Awards 2023: Green Bond of the Year and Sustainability Bond of the Year.

•  The Banker Deals of the Year 2023: Recognized for Phoenix Tower U.S. $2 billion cross-border syndicate loan.

Deal highlights

•  Joint Bookrunner on a number of notable mandates this year, including:

•  Joint Bookrunner and Sustainable Structuring Agent on Hydro One Inc.’s $1.05 billion Sustainable Bond offering – the issuer’s inaugural offering under its Sustainable Financing Framework and the first Sustainable Bond offering by a Canadian utility.

•  Rogers Communications’ $3.0 billion offering of senior unsecured notes across 4 tranches, the second largest bond offering on record in the Canadian market.

•  Canadian National Railway’s $1.75 billion offering of senior unsecured notes across 3 tranches.

•  Enbridge’s $4.6 billion offering of common shares, representing the largest bought deal in Canadian equity capital markets history.

•  Brookfield Renewables’ U.S.$500 million offering of L.P. Units / Class A Exchangeable Shares, representing the largest deal from the Power & Utilities sector in F2023.

•  Rexford Industrial Realty’s U.S.$751 million bought offering, representing the largest bought REIT offering of the year and Scotiabank’s first active role on a bought REIT offering in the U.S.

•  Vesta’s U.S.$446 million American Depository Receipt (ADR) IPO on the NYSE, representing the first Mexican public company to do a sizable ADR IPO since 2013.

•  Financial Advisor on a number of marquee transactions this year, including:

•  Yamana’s sale to Agnico Eagle Mines and Pan American Silver for U.S.$5.2 billion.

•  Dream Industrial REIT and GIC’s joint acquisition of Summit Industrial Income REIT for $5.9 billion.

•  Allied Properties REIT’s sale of its urban data centre portfolio to KDDI for $1.35 billion.

•  Quebecor’s acquisition of Freedom Mobile for $2.85 billion.

•  GIP’s acquisition of a 40% interest in the Columbia Pipeline System from TC Energy for U.S.$3.9 billion.

•  Petrobras’s sale of its 90% interest in the Albacora Leste Field to PRIO for U.S.$2.2 billion.

52  |  2023 Scotiabank Annual Report

Management’s Discussion and Analysis    |    Global Banking and Markets

Business Profile

Global Banking and Markets (GBM) provides corporate clients with lending and transaction services, investment banking advice and access to capital markets. GBM is a full-service wholesale bank in the Americas, with operations in 20+ countries, serving clients across Canada, the United States, Latin America, Europe and Asia-Pacific.

Strategy

Global Banking and Markets’ ambition is to deliver sustainable and profitable growth for shareholders, driven by disciplined capital allocation across our footprint. To achieve this vision, GBM is focused on increasing relevance with clients with leading financial advice and solutions and on expanding the Bank’s full-service corporate offering and prioritizing client relationships where we can provide incremental value beyond lending. We are leveraging regional and institutional capabilities to deliver for our clients with focused growth in businesses and markets supported by our strategic framework.

2024 Priorities

•

Increase relevance to strategic clients: Leverage existing expertise to expand into new and growing areas of opportunity and continue to increase relevance to strategic clients through enhanced analytics.

•

Strengthen capital markets offerings and advisory services: Continue to invest in origination services and capital markets product offerings, and further advance digital adoption and electronic execution capabilities.

•	Leverage footprint to generate diverse and durable earnings: Maintain leadership position in Canada, deliver U.S. growth strategy, expand in areas of strength and opportunity in Latin America.
•	Enable a winning culture: Attract, develop, and retain diverse talent in an inclusive and high-performance environment, while keeping the Bank safe.

T25  Global Banking and Markets financial performance

Taxable equivalent basis ($ millions)	2023(1)	2022(1)
Reported results
Net interest income	$1,572	$1,630
Non-interest income	3,980	3,542
Total revenue	5,552	5,172
Provision for credit losses	101	(66)
Non-interest expenses	3,062	2,674
Income tax expense	621	653
Net income	$1,768	$1,911
Net income attributable to non-controlling interests in subsidiaries	–	–
Net income attributable to equity holders of the Bank	$1,768	$1,911

Key ratios and other financial data
Return on equity(2)	12.2%	14.3%
Productivity(3)	55.2%	51.7%
Provision for credit losses – performing (Stages 1 and 2)	$101	$(58)
Provision for credit losses – impaired (Stage 3)	$–	$(8)
Provision for credit losses as a percentage of average net loans and acceptances(3)	0.07%	(0.06)%
Provision for credit losses on impaired loans as a percentage of average net loans and acceptances(3)	–%	(0.01)%
Net write-offs as a percentage of average net loans and acceptances(3)	–%	(0.02)%

Selected Consolidated Statement of Financial Position data (average balances)
Trading assets	$108,778	$129,939
Loans and acceptances	128,276	108,722
Earning assets(2)	446,426	401,109
Total assets	490,246	444,957
Deposits	181,989	169,591
Total liabilities	455,426	414,134

(1)

Includes the gross-up of tax-exempt income earned on certain securities reported in either net interest income or non-interest income for the year ended October 31, 2023 of $437 (October 31, 2022 – $333).

(2)	Refer to Non-GAAP Measures on page 20 for the description of the measure.
(3)	Refer to Glossary on page 136 for the description of the measure.

2023 Scotiabank Annual Report  |  53

Management’s Discussion and Analysis

Financial Performance

Net income

Global Banking and Markets reported net income attributable to equity holders of $1,768 million, a decrease of $143 million or 7%. This decline was due to higher non-interest expenses, higher provision for credit losses, and lower net interest income, partly offset by higher non-interest income and the positive impact of foreign currency translation.

Average assets and liabilities

Average assets increased $45 billion or 10% to $490 billion, due mainly to higher securities purchased under resale agreements, higher business loans and the impact of foreign currency translation, partly offset by lower trading securities.

Average liabilities increased $41 billion or 10% to $455 billion, due mainly to growth in securities sold under repurchase agreements, deposits, and the impact of foreign currency translations.

Revenues

Revenues were $5,552 million, an increase of $380 million or 7%. This was due to higher non-interest income and the positive impact of foreign currency translation, partly offset by lower net interest income.

Net interest income of $1,572 million decreased by $58 million or 4%. This was due mainly to higher trading related funding costs and lower corporate lending margins.

Non-interest income of $3,980 million increased by $438 million or 12%. This was due mainly to higher fee and commission revenue, and the positive impact of foreign currency translation.

Provision for credit losses

The provision for credit losses was $101 million compared to a net reversal of $66 million. The provision for credit losses ratio was seven basis points, an increase of 13 basis points.

Provision for credit losses on performing loans was $101 million, compared to a net reversal of $58 million. The provision this period was driven primarily by the unfavourable macroeconomic outlook, and the related impacts on certain sectors of the North American non-retail portfolio.

Provision for credit losses on impaired loans was nil, compared to a net reversal of $8 million, as the prior year benefited from higher recoveries. The provision for credit losses ratio on impaired loans increased by one basis point.

Non-interest expenses

Non-interest expenses increased by $388 million or 15% to $3,062 million, mainly driven by higher personnel and technology costs to support business development and the impact of foreign currency translation.

Provision for income taxes

The effective tax rate was 26.0% compared to 25.5% the prior year. The increase was due mainly to the increase in the Canadian statutory tax rate, partly offset by the impact of the change in earnings mix across jurisdictions.

Outlook

Global Banking and Markets will be focused on priority markets and client primacy to generate increased share of wallet and higher returns. In capital markets, revenue growth will be led by Fixed Income, Currencies & Commodities (FICC), while business banking is expected to deliver higher fee-based revenues with continued focus on targeted sectors such as Healthcare, Technology and Consumer Industrial and Retail. Expense growth will be focused on key investments in priority segments and markets. Global Banking and Markets earnings growth will be supported by focusing on its priority markets in North America to strengthen client relationships and drive profitable and sustainable growth.

C16	Total revenue

C17	Business banking revenue $ millions

C18	Capital markets revenue by business line $ millions

C19	Composition of average assets $ billions

C20	Trading day losses

54  |  2023 Scotiabank Annual Report

Management’s Discussion and Analysis    |    Other

Other

The Other segment includes Group Treasury, smaller operating segments and corporate items which are not allocated to a business line. Group Treasury is primarily responsible for Balance Sheet, Liquidity and Interest Rate Risk management, which includes the Bank’s wholesale funding activities.

Net interest income, non-interest income, and the provision for income taxes in each period include the elimination of tax-exempt income gross-up. This amount is included in the operating segments, which are reported on a taxable equivalent basis.

Net income from associated corporations and the provision for income taxes in each period include the tax normalization adjustments related to the gross-up of income from associated companies. This adjustment normalizes the effective tax rate in the divisions to better present the contribution of the associated companies to the divisional results.

Financial Performance

T26  Other financial performance

($ millions)	2023	2022
Reported results
Net interest income(1)	$(2,044)	$(180)
Non-interest income(1)(2)	(433)	(714)
Total revenue(1)	(2,477)	(894)
Provision for credit losses	–	3
Non-interest expenses	924	569
Income tax expense(1)	(1,104)	(734)
Net income (loss)	$(2,297)	$(732)
Net income attributable to non-controlling interests in subsidiaries	(3)	–
Net income (loss) attributable to equity holders	$(2,294)	$(732)

(1)

Includes the net residual in matched maturity transfer pricing, and the elimination of the tax-exempt income gross-up reported in net interest income, non-interest income, and provision for income taxes in the business segments, which are reported on a taxable equivalent basis.

(2)	Includes net income from investments in associated corporations of $(188) (2022 – $(60)).

T26A  Adjusted Other financial performance(1)

($ millions)	2023	2022
Adjusted results
Net interest income	$(2,044)	$(180)
Non-interest income(2)	(800)	(353)
Total revenue	(2,844)	(533)
Provision for credit losses	–	3
Non-interest expenses(3)	137	351
Income before taxes	(2,981)	(887)
Income tax expense(4)	(1,538)	(659)
Net income (loss)	$(1,443)	$(228)
Net income (loss) attributable to non-controlling interests (NCI)	–	1
Net income (loss) attributable to equity holders	$(1,443)	$(229)

(1)	Refer to Non-GAAP Measures on page 20 for the description of the adjustments.
(2)	Includes adjustment for net (gain)/loss on divestitures and wind-down of operations of $(367) (October 31, 2022 – $361).
(3)

Includes adjustments for restructuring charge and severance provisions of $354, consolidation of real estate and contract termination costs of $87 and impairment of non-financial assets of $346 (October 31, 2022 – Restructuring charge and severance provisions of $85 and Support costs for the Scene+ loyalty program of $133).

(4)	Includes adjustment for the Canada Recovery Dividend of $579 (October 31, 2022 – nil).

Net income

The Other segment reported a net loss attributable to equity holders of $2,294 million. Adjusted net income attributable to equity holders was a loss of $1,443 million compared to net loss of $229 million in the prior year. The decrease of $1,214 million was due to lower revenues resulting primarily from increased funding costs, partly offset by lower provision for income taxes and lower non-interest expenses.

Revenues

Revenues were negative $2,477 million this year. Adjusted revenues were negative $2,844 million, a decrease of $2,311 million from the prior year, due primarily to higher funding costs as a result of central bank rate increases, lower investment gains, and lower income from associated corporations. These were partly offset by higher income from liquid assets.

Non-interest expenses

Non-interest expenses were $924 million, compared to $569 million. Adjusted non-interest expenses were $137 million compared to $351 million in 2022. The decrease of $214 million is due mainly to lower project costs.

2023 Scotiabank Annual Report  |  55

Management’s Discussion and Analysis

GROUP FINANCIAL CONDITION

T27  Condensed statement of financial position

As at October 31 ($ billions)	2023	2022	Change	Volume Change	FX Change
Assets
Cash, deposits with financial institutions and precious metals	$91.2	$66.4	37%	34%	3%
Trading assets	117.9	113.2	4	2	2
Securities purchased under resale agreements and securities borrowed	199.3	175.3	14	11	3
Investment securities	118.2	110.0	7	5	2
Loans	750.9	745.0	1	(1)	2
Other	133.3	139.5	(4)	(10)	6
Total assets	$1,410.8	$1,349.4	5%	2%	3%

Liabilities
Deposits	$952.3	$916.2	4%	2%	2%
Obligations related to securities sold under repurchase agreements and securities lent	160.0	139.0	15	11	4
Other	210.1	211.0	–	(4)	4
Subordinated debentures	9.7	8.5	14	14	–
Total liabilities	$1,332.1	$1,274.7	5%	2%	3%

Equity
Common equity(1)	$68.9	$65.1	6%	5%	1%
Preferred shares and other equity instruments	8.1	8.1	–	–	–
Non-controlling interests in subsidiaries	1.7	1.5	14	13	1
Total equity	$78.7	$74.7	5%	4%	1%
Total liabilities and equity	$1,410.8	$1,349.4	5%	2%	3%

(1)	Includes net impact of foreign currency translation, primarily change in spot rates on the translation of assets and liabilities from functional currency to Canadian dollar equivalent.

C21	Loan portfolio loans & acceptances, $ billions, as at October 31

C22	Deposits $ billions, as at October 31

Statement of Financial Position

Assets

The Bank’s total assets were $1,411 billion as at October 31, 2023, an increase of $61 billion or 5% from October 31, 2022, including 3% from the impact of foreign currency translation. Cash and deposits with financial institutions increased $24 billion due primarily to higher balances with central banks. Trading securities increased $4 billion due mainly to higher client activity. Loans increased $6 billion. Personal loans and credit cards increased $7 billion reflecting increased consumer spending. Business and government loans increased $5 billion mainly in Canada and Mexico. Residential mortgages decreased $5 billion with lower mortgages in Canada partly offset by growth in Mexico and Chile. Securities purchased under resale agreements and securities borrowed increased $24 billion due to higher client demand. Derivative instrument assets decreased by $4 billion due to changes in foreign exchange rates, interest rates and lower activity. Investment securities increased $8 billion due mainly to higher holdings of U.S. government debt.

Liabilities

Total liabilities were $1,332 billion as at October 31, 2023, an increase of $57 billion or 5% from October 31, 2022, including 3% from the impact of foreign currency translation. Total deposits increased $36 billion. Personal deposits of $289 billion increased $23 billion due primarily to growth in term deposits in Canada. Business and government deposits grew by $15 billion mainly in Canada and Mexico. Financial instruments designated at fair value through profit or loss increased $4 billion due mainly to the issuance of senior note liabilities. Obligations related to securities sold short decreased by $4 billion due to lower client demand. Obligations related to securities sold under repurchase agreements and securities lent increased by $21 billion. Other liabilities increased $7 billion due mainly to accrued interest and debt issuance by subsidiaries. Derivative instrument liabilities decreased $7 billion due to changes in interest rates, foreign exchange rates and lower activity.

Equity

Total shareholders’ equity was $79 billion, an increase of $4 billion from October 31, 2022. Equity was higher due to current year earnings of $7,528 million and net share issuances of $1,399 million primarily related to the Shareholder Dividend and Share Purchase Plan. Partly offsetting these items were dividends paid of $5,422 million.

Capital Management

Overview

Scotiabank is committed to maintaining a strong capital base to support the risks associated with its diversified businesses. Strong capital levels contribute to financial safety for the Bank’s customers, foster investor confidence and support strong credit ratings. It also allows the Bank to take advantage of growth opportunities as they arise and enhance shareholder returns through increased dividends. The Bank’s capital management framework includes a comprehensive internal capital adequacy assessment process (ICAAP), aimed at ensuring that the Bank’s capital is adequate

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Management’s Discussion and Analysis    |    Group Financial Condition

to meet current and future risks and achieve its strategic objectives. Key components of the Bank’s ICAAP include sound corporate governance; creating a comprehensive risk appetite for the Bank; managing and monitoring capital, both currently and prospectively; and utilizing appropriate financial metrics which relate risk to capital, including internal capital and regulatory capital measures.

Governance and oversight

The Bank has a sound capital management framework to measure, deploy and monitor its available capital and assess its adequacy. Capital is managed in accordance with the Board-approved Capital Management Policy. In addition, the Board reviews and approves the Bank’s annual capital and strategic plans. The Asset-Liability Committee and senior executive management provide governance over the capital management process. The Bank’s Finance, Group Treasury and Global Risk Management groups take a coordinated approach to implementing the Bank’s capital plan.

Risk appetite

The risk appetite framework that establishes enterprise-wide risk tolerances in addition to capital limits are detailed in the Risk Management section “Risk Appetite”. The framework encompasses medium-term targets with respect to regulatory capital thresholds, earnings and other risk-based parameters. These limits drive behaviour to ensure the Bank achieves the following overall objectives: exceed regulatory and internal capital targets, manage capital levels commensurate with the risk profile of the Bank, maintain strong credit ratings and provide the Bank’s shareholders with acceptable returns.

Regulatory capital

Canadian banks are subject to the revised capital adequacy requirements as published by the Basel Committee on Banking Supervision (BCBS) and commonly referred to as Basel III. Under Basel III, there are three primary risk-based regulatory capital ratios used to assess capital adequacy: Common Equity Tier 1 (CET1), Tier 1 and Total capital, which are determined by dividing those capital components by risk-weighted assets. Basel III also provides guidance on non-viability contingent capital (NVCC). The guidance stipulates that in order to qualify as regulatory capital, non-common share capital instruments must be convertible into common equity upon a trigger event as defined within the guidance.

C23   Minimum Regulatory Capital Requirements (as at October 31, 2023)

The Office of the Superintendent of Financial Institutions, Canada (OSFI) has issued guidelines, reporting requirements and disclosure guidance which are consistent with the international implementation of Basel III. OSFI requires Canadian deposit-taking institutions to meet minimum requirements related to risk-weighted assets of 7%, 8.5% and 10.5% for CET1, Tier 1 and Total Capital ratios, respectively, which includes the capital conservation buffer of 2.5%. OSFI has also designated the Bank a domestic systemically important bank (D-SIB), increasing its minimum capital ratio requirements by 1% across all tiers of capital, in line with the requirements for global systemically important banks. OSFI’s minimum Pillar 1 capital ratio requirements, are 8.0%, 9.5% and 11.5% for Common Equity Tier 1, Tier 1 and Total capital ratios, respectively.

In June 2018, OSFI implemented the Domestic Stability Buffer, to be held by Domestic Systemically Important Banks (D-SIBs) as an additional Pillar 2 buffer. Breaches of this buffer will not result in banks being subject to automatic constraints on capital distributions. Instead, OSFI will require a remediation plan to address any shortfall to their minimum. Supervisory interventions pursuant to OSFI’s Guide to Intervention would occur in cases where a remediation plan is not produced or executed in a timely manner satisfactory to OSFI. OSFI undertakes a review of the buffer on a semi-annual basis, in June and December, and any changes to the buffer are made public, along with supporting rationale. In exceptional circumstances, OSFI may make and announce adjustments to the buffer in-between scheduled review dates. In addition, OSFI may subsequently vary the minimum requirements for individual D-SIBs or groups of D-SIBs, as a supervisory measure.

In December 2022 OSFI increased the Domestic Stability Buffer (DSB) range from 0% to 4%. It also increased the DSB to 3.0% of total risk-weighted assets (RWA), effective February 1, 2023. Consequently, OSFI’s minimum regulatory capital ratio requirements, including the D-SIB 1.0% surcharge and its DSB are: 11.0%, 12.5% and 14.5% for Common Equity Tier 1 (CET1), Tier 1 and Total capital ratios, respectively. In addition, in June 2023 OSFI announced an additional 0.5% increase to its DSB, resulting in a DSB of 3.5% of total RWA, effective November 1, 2023.

Leverage ratio

In addition to risk-based capital ratio requirements, Basel III introduced a simpler, non risk-based Leverage ratio requirement to act as a supplementary measure to its risk-based capital requirements. The Leverage ratio is defined as a ratio of Basel III Tier 1 capital to a leverage exposure measure which includes on-balance sheet assets and off-balance sheet commitments, derivatives and securities financing transactions, as defined within the requirements. OSFI’s Basel III Leverage Ratio Requirements Guideline and Public Disclosure Requirements outline the

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Management’s Discussion and Analysis

application and disclosure of the Basel III Leverage ratio in Canada. Institutions are expected to maintain an operating buffer above the 3.5% minimum, including the D-SIB surcharge of 0.5%, effective Q2 2023.

Total Loss Absorbing Capacity (TLAC)

OSFI has issued its guideline on Total Loss Absorbing Capacity (TLAC), which applies to Canada’s D-SIBs as part of the Federal Government’s bail-in regime. The standards are intended to address the sufficiency of a systemically important bank’s loss absorbing capacity to support its recapitalization in the event of its failure. Effective November 1, 2021, D-SIBs are required to maintain a minimum risk-based Total Loss Absorbing Capacity (TLAC) ratio and a minimum TLAC leverage ratio. TLAC is defined as the aggregate of NVCC Tier 1 capital, NVCC Tier 2 capital, and other TLAC instruments that are subject to conversion in whole or in part into common shares under the CDIC Act and meet all of the eligibility criteria under the guidelines. The Bank’s minimum TLAC ratio requirements consist of 24.5% of risk-weighted assets and 7.25% of leverage ratio exposures. As noted above, OSFI may subsequently vary the minimum TLAC requirements for D-SIBs. Where a D-SIB falls below the minimum TLAC requirements, OSFI may take any measures deemed appropriate, including measures set out in the Bank Act. As at October 31, 2023, the Bank exceeds the OSFI minimum TLAC and TLAC leverage ratios.

Regulatory capital developments

Effective the second quarter of fiscal 2023, the Bank adopted the Revised Basel III reforms in accordance with OSFI’s revised Capital Adequacy Requirements Guideline, Leverage Ratio Requirements Guideline, and Pillar 3 Disclosures Guideline for domestic systematically important banks (D-SIBs). OSFI’s requirements are substantially aligned with the Basel Committee on Banking Supervision’s (BCBS’) Revised Basel III reforms with some differences, primarily in residential real estate and qualifying revolving retail exposures, and with respect to an acceleration of the phase-in period of the aggregate capital output floor to 72.5% by 2026.

Revised Basel III Reforms

The final Basel III reforms implemented in the second quarter of 2023 primarily impact the calculation of risk-weighted assets and include:

•	a revised standardized approach for credit risk, with increased granularity of prescribed risk weights for credit cards, mortgages and business loans;
•

revisions to the internal ratings-based approach for credit risk with new requirements for internally developed model parameters under the Advanced Internal Ratings-Based Approach (AIRB), including scope restrictions which limit certain asset classes to only the Foundation Internal Ratings-Based (FIRB) approach;

•	a revised standardized approach for operational risk, which builds on the existing standardized approach including the recognition of an institution’s operational risk loss experience;
•

revisions to the measurement of the Leverage ratio and a Leverage ratio buffer, which will take the form of a Tier 1 capital buffer set at 50% of a D-SIB’s 1.0% risk-weighted surcharge capital buffer; and,

•

an aggregate output floor, which will ensure that banks’ RWAs generated by internal models are not lower than 72.5% of RWAs as calculated by the Basel III framework’s standardized approaches. There is an international phase-in period for the 72.5% aggregate capital output floor from 2023 until 2028, beginning at 65% for Canadian banks in the second quarter of 2023.

Internationally, adoption of the revised Basel III reforms is varied across jurisdictions. Current expectations are that many jurisdictions will implement no earlier than 2025. In addition, the revised credit valuation adjustment framework (CVA) and Fundamental Review of the Trading Book (FRTB) market risk requirements will be effective for the Bank in Q1 2024 with an approximate impact of -30 basis points.

The Bank continues to monitor and prepare for developments impacting regulatory capital requirements.

Planning, managing and monitoring capital

Capital is managed and monitored based on planned changes in the Bank’s strategy, identified changes in its operating environment or changes in its risk profile. As part of the Bank’s comprehensive ICAAP, sources and uses of capital are measured and monitored on an ongoing basis through financial metrics, including regulatory thresholds, and internal capital. These results are used in capital planning and strategic decision-making.

The Bank’s assessment of capital adequacy is in the context of its current position and its expected future risk profile and position relative to its internal targets while considering the potential impact of various stress scenarios. Specific scenarios are selected based on the current economic conditions and business events facing the Bank. In addition, the Bank’s forward looking capital adequacy assessment includes a consideration of the results of more severe multi-risk scenarios within its enterprise-wide stress testing. This testing is used to determine the extent to which severe, but plausible events, impact the Bank’s capital.

The Bank sets internal regulatory capital targets to ensure the Bank’s available capital is sufficient within the context of its risk appetite.

The Bank’s internal target includes an adequate buffer over the regulatory minimum ensuring sufficient flexibility for future capital deployment and in consideration of the Bank’s risk appetite, the volatility of planning assumptions, the results from stress testing and contingency planning.

The Bank has a comprehensive risk management framework to ensure that the risks taken while conducting its business activities are consistent with its risk appetite, its impact on capital relative to internal targets, and that there is an appropriate balance between risk and return. Refer to the Risk Management section for further discussion on the Bank’s risk management framework. In managing the Bank’s capital base, close attention is paid to the cost and availability of the various types of capital, desired leverage, changes in the assets and risk-weighted assets, and the opportunities to profitably deploy capital. The amount of capital required for the business risks being assumed, and to meet regulatory requirements, is balanced against the goal of generating an appropriate return for the Bank’s shareholders.

Capital generation

Capital is generated internally through net earnings after dividend payments. As well, capital is generated by the issuance of common shares, preferred shares and other equity instruments, and subordinated debentures, net of redemptions.

Capital deployment

The Bank deploys capital to support sustainable, long-term revenue and net income growth. The growth can be through existing businesses by attracting new customers, increasing cross-selling activities to existing customers, adding new products and enhancing sales productivity, or through acquisitions. All major initiatives to deploy capital are subject to rigorous analysis, validation of business case assumptions and evaluation of expected benefits. Key financial criteria include impact on earnings per share, capital ratios, return on invested capital, expected payback period and internal rate of return based on discounted cash flows.

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Regulatory capital and total loss absorbing capacity ratios

The Bank continues to maintain strong, high quality capital levels which position it well for future business growth and opportunities. The CET1 ratio as at October 31, 2023 was 13.0%, an increase of approximately 150 basis points from the prior year. The ratio benefited from the adoption of OSFI’s revised Basel III requirements, internal capital generation during the year including lower risk-weighted assets, net share issuances from the Bank’s Shareholder Dividend and Share Purchase Plan, and the sale of CTFS, partly offset by the Canada Recovery Dividend tax accrual, the restructuring charges, contract terminations costs and other impairments announced during the fourth quarter.

The Bank’s Tier 1 capital ratio was 14.8% as at October 31, 2023, an increase of approximately 160 basis points from the prior year, due primarily to the above noted impacts to the CET1 ratio.

The Bank’s Total capital ratio was 17.2% as at October 31, 2023, an increase of approximately 190 basis points from 2022, due primarily to the above noted impacts to the Tier 1 capital ratio, and issuances of $1 billion, JPY 33 billion and JPY 12 billion of NVCC subordinated debentures, partly offset by $352 million in net amortization of NVCC subordinated debentures and other regulatory adjustments.

The TLAC ratio was 30.6% as at October 31, 2023, an increase of approximately 320 basis points from the prior year, primarily from higher available TLAC and lower risk-weighted assets.

The Leverage ratio was 4.2%, in line with the prior year, due primarily to growth in Tier 1 capital, offset by OSFI’s discontinuance of the temporary exclusion of central bank reserves from its leverage exposures measure and growth in the Bank’s on and off-balance sheet assets.

The TLAC Leverage ratio was 8.6%, a decrease of approximately 20 basis points from 2022, due primarily to OSFI’s discontinuance of the temporary exclusion of central bank reserves from its leverage exposures measure and growth in the Bank’s on and off-balance sheet assets.

The Bank’s capital, leverage and TLAC ratios continue to be in excess of OSFI’s minimum capital ratio requirements for 2023. For 2024, the Bank will continue to prudently manage its capital to address increasing regulatory requirements. The estimated CET1 impact from adoption of the higher capital output floor and the implementation of the new Fundamental Review of the Trading Book and Credit Valuation Adjustment Framework requirements in the first quarter of 2024 is approximately -75 basis points.

C24  Continuity of Common Equity Tier 1 ratio(1)

(1)

For Q4 2023, this measure has been disclosed in this document in accordance with OSFI Guideline – Capital Adequacy Requirements (February 2023). Q4 2022 was prepared in accordance with OSFI Guideline – Capital Adequacy Requirements (November 2018).

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Management’s Discussion and Analysis

T28  Regulatory capital(1)(2) and total loss absorbing capacity (TLAC)(3) ratios

	Revised Basel III	Basel III

As at October 31 ($ millions)	2023	2022
Common Equity Tier 1 capital
Total Common Equity(4)	$68,853	$65,150
Qualifying non-controlling interest in common equity of subsidiaries	763	694
ECL transitional adjustment	–	75
Goodwill and intangibles, net of deferred tax liabilities(5)	(15,738)	(15,546)
Threshold related deductions	–	–
Net deferred tax assets (excluding those arising from temporary differences)	(231)	(88)
Other Common Equity Tier 1 capital deductions(6)	3,394	2,796
Common Equity Tier 1	57,041	53,081
Additional Tier 1 capital
Preferred shares(7)	300	300
Subordinated additional Tier 1 capital notes (NVCC)	3,249	3,249
Limited recourse capital notes (NVCC)	4,526	4,526
Capital instrument liabilities – trust securities(7)	–	–
Other Tier 1 capital adjustments(8)	107	106
Net Tier 1 capital	65,223	61,262
Tier 2 capital
Subordinated debentures, net of amortization(7)	8,412	7,461
Allowance for credit losses eligible for inclusion in Tier 2 and excess allowance (re: IRB approach)	1,931	1,869
Qualifying non-controlling interest in Tier 2 capital of subsidiaries	85	118
Other Tier 2 capital adjustments	–	–
Tier 2 capital	10,428	9,448
Total regulatory capital	75,651	70,710
Non-regulatory capital elements of TLAC
External TLAC instruments	58,001	55,337
TLAC deductions and other adjustments	852	518
TLAC available after deductions	134,504	126,565
Risk-weighted assets ($ billions)(1)(2)
Credit risk	378.7	401.4
Market risk	12.0	10.8
Operational risk	49.3	50.2
Risk-weighted assets	$440.0	$462.4
Regulatory Capital(1)(2) and TLAC(3) ratios
Common Equity Tier 1	13.0%	11.5%
Tier 1	14.8%	13.2%
Total	17.2%	15.3%
Total loss absorbing capacity	30.6%	27.4%
Leverage(9)
Leverage exposures	$1,562,963	$1,445,619
Leverage ratio	4.2%	4.2%
Total loss absorbing capacity leverage ratio(3)	8.6%	8.8%

(1)	Regulatory ratios and amounts reported in 2023 are under Revised Basel III requirements and are not directly comparable to ratios and amounts reported in 2022.
(2)

2023 regulatory capital ratios are based on Revised Basel III requirements as determined in accordance with OSFI Guideline – Capital Adequacy Requirements (February 2023). Prior period regulatory capital ratios were prepared in accordance with OSFI Guideline – Capital Adequacy Requirements (November 2018).

(3)	This measure has been disclosed in this document in accordance with OSFI Guideline – Total Loss Absorbing Capacity (September 2018).
(4)	Includes Other Reserves adjusted for regulatory capital purposes.
(5)	Reported amounts are based on OSFI’s requirements that goodwill relating to investments in associates be classified as goodwill for regulatory reporting purposes.
(6)	Other CET1 capital deductions under Basel III include gains/losses due to changes in own credit risk on fair valued liabilities, pension plan assets and other items.
(7)	Non-qualifying Tier 1 and Tier 2 capital instruments were subject to a phase-out period until 2022.
(8)	Other Tier 1 capital adjustments under Basel III rules include eligible non-controlling interests in subsidiaries.
(9)

2023 leverage ratios are based on Revised Basel III requirements as determined in accordance with OSFI Guideline – Leverage Requirements (February 2023). Prior period leverage ratios were prepared in accordance with OSFI Guideline – Leverage Requirements (November 2018).

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T29  Changes in regulatory capital(1)

	Revised Basel III	Basel III

For the fiscal years ($ millions)	2023	2022
Total capital, beginning of year	$70,710	$66,101
Changes in Common Equity Tier 1
Net income attributable to common equity holders of the Bank	6,991	9,656
Dividends paid to equity holders of the Bank	(5,003)	(4,858)
Shares issued	1,402	706
Shares repurchased/redeemed	–	(2,873)
Gains/losses due to changes in own credit risk on fair valued liabilities	1,001	(1,593)
ECL transitional adjustment(2)	(75)	(160)
Movements in accumulated other comprehensive income, excluding cash flow hedges	7	2,739
Change in non-controlling interest in common equity of subsidiaries	69	(628)
Change in goodwill and other intangible assets (net of related tax liability)(3)	(192)	(390)
Other changes including regulatory adjustments below:	(240)	(528)
– Deferred tax assets that rely on future profitability (excluding those arising from temporary differences)	(143)	86
– Significant investments in the common equity of other financial institutions (amount above 10% threshold)	–	–
– Other capital deductions	(162)	(360)
– Other	65	(254)
Changes in Common Equity Tier 1	$3,960	$2,071
Changes in Additional Tier 1 Capital
Issued	–	2,523
Redeemed	–	(500)
Other changes including regulatory adjustments and phase-out of non-qualifying instruments	1	(747)
Changes in Additional Tier 1 Capital	$1	$1,276
Changes in Tier 2 Capital
Issued	1,447	3,356
Redeemed	–	(1,250)
Allowance for credit losses eligible for inclusion in Tier 2 and Excess Allowance under IRB(4)	62	(237)
Other changes including regulatory adjustments and phase-out of non-qualifying instruments	(529)	(607)
Changes in Tier 2 Capital	$980	$1,262
Total capital generated (used)	$4,941	$4,609
Total capital, end of year	$75,651	$70,710

(1)	Regulatory amounts reported in 2023 are under Revised Basel III requirements and are not directly comparable to amounts reported in 2022.
(2)	The ECL transitional adjustment was introduced by OSFI in Q2, 2020. Effective Q1, 2023 the ECL transitional adjustment is no longer applicable.
(3)	Reported amounts are based on OSFI’s requirements that goodwill relating to investments in associates be classified as goodwill for regulatory reporting purposes.
(4)	Eligible allowances for 2023 and 2022.

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Management’s Discussion and Analysis

Regulatory capital components

The Bank’s regulatory capital is divided into three components – CET1, Additional Tier 1 capital and Tier 2 capital, depending on their degree of permanency and loss absorbency. All components of capital provide support for banking operations and protect depositors.

CET1 consists primarily of common shareholders’ equity, regulatory derived non-controlling interest capital, and prescribed regulatory adjustments or deductions. These regulatory deductions include goodwill, intangible assets (net of deferred tax liabilities), deferred tax assets that rely on future profitability, defined-benefit pension assets, shortfall (if any) of the allowance for credit losses to regulatory parameter-based expected losses and significant investments in the common equity of other financial institutions.

Additional Tier 1 capital consists primarily of qualifying non-cumulative preferred shares, and qualifying other equity instruments (as described in Note 24). Tier 2 capital consists mainly of qualifying subordinated debentures and eligible allowances for credit losses.

The Bank’s CET1 capital was $57.0 billion as at October 31, 2023, an increase of $4.0 billion from the prior year due primarily to:

•	$2.0 billion growth from internal capital generation, net of dividends paid;
•	$1.4 billion from share issuances, mainly from the Bank’s Shareholder Dividend and Share Purchase Plan;
•	$1.0 billion increase from movements in Accumulated Other Comprehensive Income, excluding cash flow hedges and own credit risk, primarily from the impact of foreign currency translation net of changes in the fair values of investment securities; and,
•	$69 million of higher non-controlling interest regulatory capital.

Partly offset by:

•	$432 million from higher regulatory capital deductions, including goodwill, intangibles, etc.

The Bank’s Tier 1 capital increased by $4.0 billion, primarily due to the above noted impacts to CET1 capital.

Total capital increased by $4.9 billion during the year, mainly due to the above noted impacts to CET1 and Tier 1 capital, and issuances of $1.0 billion, JPY 33 billion and JPY 12 billion of NVCC subordinated debentures, and higher eligible allowances in Tier 2 capital of $62 million, partly offset by $352 million in amortization of NVCC Tier 2 instruments and other regulatory adjustments of $177 million.

C25	CET1 capital %, as at October 31

C26	Dividend growth dollars per share

C27	Internally generated capital $ billions, for years ended October 31

Dividends

The annual dividend in 2023 was $4.18, an increase of $0.12 from 2022. The Board of Directors approved a quarterly dividend of $1.06 per common share, at its meeting on November 27, 2023. This quarterly dividend applies to shareholders of record at the close of business on January 3, 2024, and is payable January 29, 2024.

T30  Selected capital management activity

For the fiscal years ($ millions)	2023	2022
Dividends
Common	$5,003	$4,858
Preferred and other equity instruments	419	260
Common shares issued(1)	1,402	706
Common shares repurchased for cancellation under the Normal Course
Issuer Bid(2)	–	2,873
Preferred shares and other equity instruments issued(3)	–	2,523
Preferred shares and other equity instruments redeemed(4)	–	500
Maturity, redemption and repurchase of subordinated debentures	78	1,276

(1)	Represents primarily cash received for stock options exercised during the year and common shares issued pursuant to the Shareholder Dividend and Share Purchase Plan.
(2)	No buybacks in fiscal 2023.
(3)	No issuance in fiscal 2023.
(4)	No redemptions in fiscal 2023.

Normal Course Issuer Bid

The Bank currently does not have an active normal course issuer bid and did not repurchase any common shares during the year ended October 31, 2023.

The Bank’s previous normal course issuer bid terminated on December 1, 2022. Under this program, the Bank repurchased and cancelled approximately 32.9 million common shares at a volume weighted average price of $87.28 per share for a total amount of $2,873 million. These repurchases were carried out prior to October 31, 2022.

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Share data and other capital instruments

The Bank’s common and preferred share data, as well as certain other capital instruments, are shown in T31. Further details, including exchangeability features, are discussed in Note 21 and Note 24 of the consolidated financial statements.

T31  Shares and other instruments

As at October 31, 2023	Amount ($ millions)		Dividends declared per share(1)		Number outstanding (000s)		Conversion features
Common shares(2)		$20,109		$4.18		1,214,044	n/a

NVCC Preferred Shares(3)
Preferred shares Series 40(4)(5)		300		1.212500		12,000	Series 41

NVCC Additional Tier 1 Securities(3)(7)	Amount ($ millions)		Distribution(6)		Yield (%)		Number outstanding (000s)
Subordinated Additional Tier 1 Capital Notes(8)	U.S.$	1,250	U.S.$	21.3015		8.33538	1,250
Subordinated Additional Tier 1 Capital Notes(9)	U.S.$	1,250	U.S.$	12.25		4.900	1,250
Limited Recourse Capital Notes Series 1(10)		$1,250		$9.25		3.700	1,250
Limited Recourse Capital Notes Series 2(11)	U.S.$	600	U.S.$	9.0625		3.625	600
Limited Recourse Capital Notes Series 3(12)		$1,500		$17.5575		7.023	1,500
Limited Recourse Capital Notes Series 4(13)	U.S.$	750	U.S.$	21.5625		8.625	750

NVCC Subordinated Debentures(3)					Amount ($ millions)		Interest Rate (%)
Subordinated debentures due December 2025					U.S.$	1,250	4.500
Subordinated debentures due January 2029						$1,750	3.890
Subordinated debentures due July 2029						$1,500	2.836
Subordinated debentures due May 2032						$1,750	3.934
Subordinated debentures due December 2032					JPY	33,000	1.800
Subordinated debentures due August 2033						$1,000	5.679
Subordinated debentures due December 2033					JPY	12,000	1.830
Subordinated debentures due May 2037					U.S.$	1,250	4.588

Other	Amount ($ millions)		Distribution(6)		Yield (%)		Number outstanding (000s)
Scotiabank Trust Securities – Series 2006-1 issued by Scotiabank Capital Trust(14a,b)		$750		28.25		5.650	750

Options							Number outstanding (000s)
Outstanding options granted under the Stock Option Plans to purchase common shares(2)							11,558

(1)	Dividends declared from November 1, 2022 to October 31, 2023.
(2)	Dividends on common shares are paid quarterly, if and when declared. As at November 17, 2023, the number of outstanding common shares and options was 1,214,044 thousand and 11,534 thousand, respectively.
(3)	These securities contain Non-Viability Contingent Capital (NVCC) provisions necessary to qualify as regulatory capital under Basel III. Refer to Notes 21 and 24 of the consolidated financial statements in the Bank’s 2023 Annual Report for further details.
(4)	These shares are entitled to non-cumulative preferential cash dividends payable quarterly. These preferred shares have conversion features. Refer to Note 24 of the consolidated financial statements in the Bank’s 2022 Annual Report for further details.
(5)	Subsequent to the initial five-year fixed rate period ending on January 26, 2024, and resetting every five years thereafter, the dividends, if and when declared, will be determined by the sum of the five-year Government of Canada Yield plus 2.43%, multiplied by $25.00.
(6)	Distributions per face amount of $1,000 or U.S.$1,000 semi-annually or quarterly, as applicable.
(7)	Quarterly distributions are recorded in each fiscal quarter if and when paid.
(8)	In respect of these securities, on June 28, 2023, the Bank announced the interest rate transition from three-month USD LIBOR to three-month Term SOFR, plus a spread adjustment of 26.161 bps, for interest periods commencing on or after July 12, 2023.
(9)	Subsequent to the initial five-year fixed rate period ending on June 4, 2025, and resetting every five years thereafter, the distributions, if and when paid, will be determined by the sum of the five-year U.S. Treasury rate plus 4.551%.
(10)	Subsequent to the initial five-year fixed rate period ending on July 27, 2026, and resetting every five years thereafter, the distributions will be determined by the sum of the five-year Government of Canada Yield plus 2.761%.
(11)	Subsequent to the initial five-year fixed rate period ending on October 27, 2026, and resetting every five years thereafter, the distributions will be determined by the sum of the five-year U.S. Treasury rate plus 2.613%.
(12)	Subsequent to the initial five-year fixed rate period ending on July 27, 2027, and resetting every five years thereafter, the distributions, if and when paid, will be determined by the sum of the five-year Government of Canada Yield plus 3.95%.
(13)	Subsequent to the initial five-year fixed rate period ending on October 27, 2027, and resetting every five years thereafter, the distributions will be determined by the sum of the five-year U.S. Treasury rate plus 4.389%.
(14)(a)	On September 28, 2006, Scotiabank Capital Trust issued 750,000 Scotiabank Trust Securities – Series 2006-1 (Scotia BaTS II Series 2006-1). The holders of Scotia BaTS II Series 2006-1 are entitled to receive non-cumulative fixed cash distributions payable semi-annually in an amount of $28.25 per security. With regulatory approval, these securities may be redeemed in whole upon the occurrence of certain tax or regulatory capital changes, or in whole or in part on December 30, 2011 and on any distribution date thereafter at the option of Scotiabank Capital Trust. The holder has the right at any time to exchange their security into Non-cumulative Preferred Shares Series S of the Bank. The Series S shares will be entitled to cash dividends payable semi-annually in an amount of $0.4875 per $25.00 share. Refer to Note 24(c) – Restrictions on payment of dividends and retirement of shares. The Scotia BaTS II Series 2006-1 may be automatically exchanged, without the consent of the holder, into Non-cumulative Preferred Shares Series T of the Bank in the following circumstances: (i) proceedings are commenced for the winding-up of the Bank; (ii) the Superintendent takes control of the Bank or its assets; (iii) the Bank has a Tier 1 Capital ratio of less than 5% or a Total Capital ratio of less than 8%; or (iv) the Superintendent has directed the Bank to increase its capital or provide additional liquidity and the Bank elects such automatic exchange or the Bank fails to comply with such direction. The Series T shares will be entitled to non-cumulative cash dividends payable semi-annually in an amount of $0.625 per $25.00 share. If there is an automatic exchange of the Scotia BaTS II Series 2006-1 into Preferred Shares Series T of the Bank, then the Bank would become the sole beneficiary of the Trust.
(14)(b)	No cash distributions will be payable on the Scotia BaTS II Series 2006-1 in the event that the regular dividend is not declared on the Bank’s preferred shares and, if no preferred shares are outstanding, the Bank’s common shares. In such a circumstance the net distributable funds of the Trust will be payable to the Bank as the holder of the residual interest in the Trust. Should the Trust fail to pay the semi-annual distributions on the Scotia BaTS II Series 2006-1 in full, the Bank will not declare dividends, of any kind on any of its preferred or common shares for a specified period of time. Refer to Note 24(c) – Restrictions on payment of dividends and retirement of shares.

2023 Scotiabank Annual Report  |  63

Management’s Discussion and Analysis

Credit ratings

Credit ratings are one of the factors that impact the Bank’s access to capital markets and the terms on which it can conduct derivatives, hedging transactions and borrow funds. The credit ratings and outlook that the rating agencies assign to the Bank are based on their own views and methodologies.

The Bank continues to have strong credit ratings and its deposits and legacy senior debt are rated AA by DBRS Morningstar, Aa2 by Moody’s, A+ by Standard and Poor’s (S&P), and AA by Fitch Ratings. The Bank’s bail-inable senior debt is rated AA (low) by DBRS Morningstar, A2 by Moody’s, AA- by Fitch Ratings, and A- by S&P. As of October 31, 2023, all such rating agencies have a Stable outlook on the Bank.

Credit ratings are not recommendations to purchase, sell or hold a security and are subject to revision or withdrawal at any time by the rating agency.

Risk-weighted assets

Regulatory capital requirements are based on OSFI’s target minimum percentage of risk-weighted assets (RWA). RWA represent the Bank’s exposure to credit, market and operational risk and are computed by applying a combination of the OSFI approved Bank’s internal risk models and OSFI prescribed risk weights to on and off-balance sheet exposures. In addition, OSFI has adopted the revised Basel III aggregate output floor, which ensures that the Bank’s total RWAs are not lower than 72.5% of RWAs as calculated by the revised Basel III framework’s standardized approaches. The output floor has been set at 72.5% with an international phase-in period from 2023 to 2028. For Canadian banks, the floor began at 65% as of the second quarter of 2023, increasing by 2.5% in Q1 of each year, until full adoption at 72.5% in the first quarter of 2026.

As at year end, the Bank’s RWA of $440.0 billion, represents a decrease of approximately $22.4 billion, or 4.8%, from 2022, due primarily to the adoption of OSFI’s revised Basel III requirements, partly offset by the impacts from foreign currency translation.

Credit risk-weighted assets

Credit risk measures the risk that a borrower or counterparty will fail to honour its financial or contractual obligations to the Bank.

The credit risk component consists of on and off- balance sheet claims. The Basel III rules are not applied to traditional balance sheet categories but to categories of on and off-balance sheet exposures which represent general classes of assets or exposure types (e.g. Large Corporate, Mid-size Corporate, Small and Medium Enterprise, Sovereign, Bank, Retail Mortgages, Other Retail, Equity, etc.,) based on their different underlying risk characteristics. Generally, while calculating capital requirements, exposure types are analyzed by the following credit risk exposure sub-types: drawn, undrawn, repo-style transactions, over-the-counter (OTC) derivatives, exchange traded derivatives and other off-balance sheet claims.

Credit risk-weighted assets decreased by $22.8 billion to $378.7 billion. The key drivers or components of the change are reflected in Table T32, below.

T32  Flow statement for Basel III credit risk-weighted assets ($ millions)

	2023		2022

	Revised Basel III(1)		Basel III

Credit risk-weighted assets movement by key driver ($ millions)	Credit risk	Of which counterparty credit risk	Credit risk	Of which counterparty credit risk
Credit risk-weighted assets as at beginning of year	$401,434	$20,217	$358,782	$18,046
Book size(2)	(4,121)	(4,081)	49,412	321
Book quality(3)	2,039	529	(13,393)	(779)
Model updates(4)	–	–	(4,336)	967
Methodology and policy(5)	(29,372)	(677)	(1,601)	–
Acquisitions and disposals	(560)	–	(1,498)	(23)
Foreign exchange movements	9,250	288	14,242	1,685
Other	–	–	(174)	–
Credit risk-weighted assets as at end of year	$378,670	$16,276	$401,434	$20,217

(1)	Regulatory amounts reported in 2023 are under Revised Basel III requirements and are not directly comparable to the amounts reported in 2022.
(2)	Book size is defined as organic changes in book size and composition (including new business and maturing loans).
(3)	Book quality is defined as quality of book changes caused by experience such as underlying customer behaviour or demographics, including changes through model calibrations/realignments.
(4)	Model updates are defined as model implementation, change in model scope or any change to address model enhancement.
(5)	Methodology and policy is defined as methodology changes to the calculations driven by regulatory policy changes, such as new regulation (e.g. Basel III revision).

64  |  2023 Scotiabank Annual Report

Management’s Discussion and Analysis    |    Group Financial Condition

T33  Internal rating scale(1) and mapping to external rating agencies

Equivalent Rating
External Rating – S&P	External Rating – Moody’s	External Rating – DBRS	Grade	IG Code	PD Range(2)
AAA to AA+	Aaa to Aa1	AAA to AA (high)	Investment grade	99-98	0.0000% – 0.0551%
AA to A+	Aa2 to A1	AA to A (high)		95	0.0551% – 0.0651%
A to A-	A2 to A3	A to A (low)		90	0.0651% – 0.0748%
BBB+	Baa1	BBB (high)		87	0.0748% – 0.1028%
BBB	Baa2	BBB		85	0.1028% – 0.1552%
BBB-	Baa3	BBB (low)		83	0.1552% – 0.2151%
BB+	Ba1	BB (high)	Non-Investment grade	80	0.2151% – 0.2983%
BB	Ba2	BB		77	0.2983% – 0.5617%
BB-	Ba3	BB (low)		75	0.5617% – 1.1570%
B+	B1	B (high)		73	1.1570% – 1.9519%
B to B-	B2 to B3	B to B (low)		70	1.9519% – 4.7225%
CCC+	Caa1	–	Watch list	65	4.7225% – 12.1859%
CCC	Caa2	–		60	12.1859% – 23.8197%
CCC- to CC	Caa3 to Ca	–		40	23.8197% – 42.1638%
–	–	–		30	42.1638% – 100.0000%
Default			Default	21	100%

(1)	Applies to non-retail portfolio.
(2)	PD Ranges as at October 31, 2023. The Range does not include the upper boundary for the row.

T34  Non-retail IRB portfolio exposure by internal rating grade(1)

As at October 31 ($ millions)		2023					2022

		Revised Basel III(2)					Basel III

Grade	IG Code	Exposure at default ($)(4)	RWA ($)(5)	PD (%)(6)(9)	LGD (%)(7)(9)	RW (%)(8)(9)	Exposure at default ($)(4)	RWA ($)(5)	PD (%)(6)(9)	LGD (%)(7)(9)	RW (%)(8)(9)
Investment grade(3)	99-98	150,660	648	–	10	–	124,743	518	–	12	–
	95	62,953	9,230	0.06	32	15	65,476	7,375	0.06	30	11
	90	58,486	10,701	0.07	39	18	74,135	12,333	0.07	37	17
	87	69,250	11,663	0.08	34	17	85,132	17,978	0.08	40	21
	85	58,639	15,751	0.13	38	27	73,039	22,940	0.13	44	31
	83	77,643	23,193	0.18	36	30	78,869	30,225	0.18	45	38
Non-Investment grade	80	54,968	19,923	0.25	37	36	52,666	22,474	0.25	42	43
	77	37,165	15,282	0.35	38	41	36,288	17,976	0.35	43	50
	75	26,291	17,142	0.90	39	65	25,712	17,927	0.90	41	70
	73	10,015	6,547	1.49	32	65	7,848	5,555	1.49	34	71
	70	3,226	2,988	2.56	39	93	2,592	2,547	2.56	41	98
Watch list	65	1,208	1,685	8.72	38	139	395	525	8.73	39	133
	60	1,225	990	17.02	17	81	788	412	17.02	12	52
	40	202	345	33.33	34	171	881	2,510	33.32	55	285
	30	106	168	53.33	37	158	54	105	53.06	44	194
Default(10)	21	1,009	1,653	100.00	35	164	1,220	3,208	100.00	42	263
Total		613,046	137,909	0.41	30	22	629,838	164,608	0.44	34	26
Government guaranteed residential mortgages		56,441	–	–	23	–	71,867	–	–	22	–
Total		669,487	137,909	0.38	29	21	701,705	164,608	0.39	33	23

(1)	Excludes securitization exposures.
(2)	Regulatory amounts reported in 2023 are under Revised Basel III requirements and are not directly comparable to the amounts reported in 2022.
(3)	Excludes government guaranteed residential mortgages of $56.4 billion ($71.9 billion in 2022).
(4)	After credit risk mitigation.
(5)	RWA – Risk-Weighted Assets. Amounts in 2022 are prior to the 6% scaling factor. The scalar is no longer required under the Basel III Revisions framework.
(6)	PD – Probability of Default.
(7)	LGD – Loss Given Default.
(8)	RW – Risk Weight.
(9)	Exposure at default used as basis for estimated weightings.
(10)	Gross defaulted exposures, before any related allowances.

Credit risk-weighted assets – non-retail

The Bank uses the Internal Ratings Based (IRB) approach under revised Basel III to determine minimum regulatory capital requirements for credit risk in its Canadian, U.S. and European credit portfolios, and for a significant portion of its international corporate and commercial portfolios. The remaining credit portfolios are subject to the Standardized approach, which relies on the external credit ratings (e.g. S&P, DBRS, Fitch, etc.) of borrowers, if available, or prescribed risk weights for real estate lending to compute regulatory capital for credit risk. For the Bank’s Corporate, Bank and Sovereign IRB portfolios, the key risk measures used in the quantification of regulatory capital for credit risk include probability of default (PD), loss given default (LGD) and exposure at default (EAD).

•

Probability of default (PD) measures the likelihood that a borrower, with an assigned Internal Grade (IG) rating, will default within a one-year time horizon. IG ratings are a component of the Bank’s risk rating system. Each of the Bank’s internal borrower IG ratings is mapped to a PD estimate.

2023 Scotiabank Annual Report  |  65

Management’s Discussion and Analysis

•

Loss given default (LGD) measures the severity of loss on a facility in the event of a borrower’s default. LGD segments are determined based on facility characteristics such as seniority, collateral type, collateral coverage and other structural elements. Each LGD segment is assigned a LGD estimate. LGD is based on the concept of economic loss and is calculated using the present value of repayments, recoveries and related direct and indirect expenses.

•	Exposure at default (EAD) measures the expected exposure on a facility at the time of default.

Under the Advanced Internal Ratings Based (AIRB) approach, all three risk measures are estimated using the Bank’s historical data, as well as available external benchmarks, and are updated on a regular basis. The historical data used for estimating these risk measures exceeds the minimum five-year AIRB requirement for PD estimates and the minimum seven-year AIRB requirement for LGD and EAD estimates.

Under revised Basel III there are new IRB requirements for internally developed model parameters under AIRB including scope restrictions which limit certain asset classes to only the Foundation Internal Ratings Based (FIRB) approach. For those asset classes (e.g. Large Corporates, Banks, etc.) the FIRB utilizes the Bank’s internally modeled PD parameters combined with internationally prescribed LGD and EAD parameters.

Further adjustments, as required under the Basel III Framework and OSFI’s requirements set out in its Domestic Implementation Notes, including any input floor requirements, are applied to average estimates obtained from historical data. These adjustments incorporate the regulatory requirements pertaining to:

•	Long-run estimation of PD, which requires that PD estimates capture average default experience over a reasonable mix of high-default and low-default years of the economic cycle;
•

Downturn estimation for internally modeled AIRB LGD, which requires that LGD estimates appropriately reflect conditions observed during periods where credit losses are substantially higher than average; and

•	Downturn estimation for internally modeled AIRB EAD, which requires that EAD estimates appropriately reflect conditions observed during periods of economic downturn; and
•

The addition of a margin of conservatism, which is related to the likely range of errors based on the identification and quantification of the various sources of uncertainty inherent in historical estimates.

These risk measures are used in the calculation of regulatory capital requirements based on the Basel framework. The credit quality distribution of the Bank’s IRB non-retail portfolio is shown in Table T34. Portfolio average LGD and RW were generally unchanged year-over-year.

The risk measures are subject to a rigorous back-testing framework which uses the Bank’s historical data to ensure that they are appropriately calibrated. Based on results obtained from the back-testing process, risk measures are reviewed, re-calibrated and independently validated on at least an annual basis in order to reflect the implications of new data, technical advances and other relevant information.

•

As PD estimates represent long-run parameters, back-testing is performed using historical data spanning at least one full economic cycle. Realized PDs are back-tested using pre-defined confidence intervals, and the results are then aggregated to provide an overall assessment of the appropriateness of each PD estimate;

•

The back-testing for AIRB LGD and EAD estimates is conducted from both long-run and downturn perspectives, in order to ensure that these estimates are adequately conservative to reflect both long-run and downturn conditions.

Portfolio-level back-testing results, based on a comparison of estimated and realized parameters for the four-quarter period ended at July 31, 2023, are shown in Table T35. During this period the actual experiences of PD, LGD and CCF were lower than the estimates as reflected within the risk parameters.

T35  Portfolio-level comparison of estimated and actual non-retail percentages

	Estimated(1)	Actual
Average PD	0.53	0.28
Average LGD	39.57	18.30
Average CCF(2)	49.99	9.31

(1)	Estimated parameters are based on portfolio count-weighted averages at Q3/22, whereas actual parameters are based on count-weighted averages of realized parameters during the subsequent four quarters.
(2)	EAD back-testing is performed through Credit Conversion Factor (CCF) back-testing, as EAD is computed using the sum of the drawn exposure and undrawn exposure multiplied by the estimated CCF.

Credit risk-weighted assets – Canadian retail

The AIRB approach is used to determine minimum regulatory capital requirements for the retail credit portfolio in Canada. The retail portfolio is comprised of the following Basel-based pools:

•

Residential real estate secured exposures mainly consist of conventional and high ratio residential mortgages and all other products opened under the Scotia Total Equity Plan (STEP), such as loans, credit cards and secured lines of credit;

•	Qualifying revolving retail exposures (QRRE) consist of unsecured credit cards and lines of credit, including transactors and revolvers;
•	Other retail consists of term loans (secured and unsecured), as well as credit cards and lines of credit which are secured by assets other than real estate or do not meet the QRRE definition.

For the AIRB portfolios, the following models and parameters are estimated, subject to parameter input floors as required by OSFI:

•	Probability of default (PD) is the likelihood that the facility will default within the next 12 months.
•	Loss Given Default (LGD) measures the economic loss as a proportion of the defaulted balance.
•	Exposure at Default (EAD) is the portion of expected exposures at time of default.

66  |  2023 Scotiabank Annual Report

Management’s Discussion and Analysis    |    Group Financial Condition

The data observation period used for PD/EAD/LGD estimates meets the five year minimum. Various statistical techniques including predictive modeling and decision trees were used to develop models. The models assign accounts into homogenous segments using internal and external borrower/facility-level credit experience. Every month, exposures are automatically re-rated based on risk and loss characteristics. PD, LGD and EAD estimates are then assigned to each of these segments incorporating the following regulatory requirements:

•	PD incorporates the average long run default experience over an economic cycle. This long run average includes a mix of high and low default years.
•	LGD is adjusted to appropriately reflect economic downturn conditions.
•	EAD may also be adjusted to reflect downturn conditions when PD and EAD are highly correlated.
•

Sources of uncertainty are reviewed regularly to ensure uncertainties are identified, quantified and included in calculations so that all parameter estimates reflect appropriate levels of conservatism.

The table below summarizes the credit quality distribution of the Bank’s AIRB retail portfolio as at October 31, 2023.

Year-over-year the Bank’s AIRB retail portfolio parameters and average risk weights remained stable.

T36  Retail AIRB portfolio exposure by PD range(1)

As at October 31 ($ millions)		2023					2022

		Revised Basel III(2)					Basel III
Category	PD Range	Exposure at default ($)(1)	RWA ($)(3)	PD (%)(4)(7)	LGD (%)(5)(7)	RW (%)(6)(7)	Exposure at default ($)(1)	RWA ($)(3)	PD (%)(4)(7)	LGD (%)(5)(7)	RW (%)(6)(7)
Exceptionally low(8)	0.0000% – 0.0499%	–	–	–	–	–	102,039	2,188	0.04	25	2
Very low	0.0500% – 0.1999%	269,409	14,264	0.11	30	5	118,374	9,134	0.17	27	8
Low	0.2000% – 0.9999%	80,470	22,913	0.62	43	28	84,843	23,009	0.63	40	27
Medium low	1.0000% – 2.9999%	24,230	13,951	1.79	58	58	22,248	12,502	1.75	54	56
Medium	3.0000% – 9.9999%	7,506	7,502	4.99	66	100	8,654	8,657	5.11	71	100
High	10.0000% – 19.9999%	1,882	2,890	11.08	70	154	1,123	1,461	15.66	53	130
Extremely high	20.0000% – 99.9999%	2,363	3,683	34.27	55	156	1,163	1,945	37.53	56	167
Default(9)	100%	751	2,879	100.00	61	384	469	2,124	100.00	72	453
Total		386,611	68,082	0.87	36	18	338,913	61,020	0.79	33	18

(1)	After credit risk mitigation.
(2)	Regulatory amounts reported in 2023 are under Revised Basel III requirements and are not directly comparable to amounts reported in 2022.
(3)	RWA – Risk-Weighted Assets. Amounts in 2022 are prior to the 6% scaling factor. The scalar is no longer required under Basel III Revisions framework.
(4)	PD – Probability of Default.
(5)	LGD – Loss Given Default.
(6)	RW – Risk Weight.
(7)	Exposure at default used as basis for estimated weightings.
(8)	OSFI has revised the Retail PD floor from 0.03% to 0.05% in 2023, under the Revised Basel III Framework.
(9)	Gross defaulted exposures, before any related allowances.

All AIRB models and parameters are monitored on a quarterly basis and independently validated annually by the Global Risk Management group. These models are tested to ensure rank ordering and back testing of parameters is appropriate. Comparison of estimated and actual loss parameters for the period ended July 31, 2023 is shown in Table T37. During this period the actual experience was more favourable to, or in-line with, the estimates as reflected by the risk parameters. For LGD, retail product actual LGDs were more favourable than their estimates as reflected by the risk parameters.

T37  Estimated and actual loss parameters(1)

($ millions)	Average estimated PD (%)(2)(7)	Actual default rate (%)(2)(5)	Average estimated LGD (%)(3)(7)	Actual LGD (%)(3)(6)	Estimated EAD ($)(4)(7)	Actual EAD ($)(4)(5)
Residential real estate secured
Residential mortgages
Insured mortgages(8)	0.43	0.38	–	–	–	–
Uninsured mortgages	0.34	0.22	18.07	12.57	–	–
Secured lines of credit	0.20	0.15	26.94	17.31	80	76
Qualifying revolving retail exposures	1.42	1.00	83.24	76.54	538	467
Other retail	1.69	1.01	65.12	56.11	16	16

(1)	Estimates and actual values are recalculated to align with new models implemented during the period.
(2)	Account weighted aggregation.
(3)	Default weighted aggregation.
(4)	EAD is estimated for revolving products only.
(5)	Actual based on accounts not at default as at four quarters prior to reporting date.
(6)	Actual LGD calculated based on 24 month recovery period after default and therefore excludes any recoveries received after the 24 month period.
(7)	Estimates are based on the four quarters prior to the reporting date.
(8)	Actual and estimated LGD for insured mortgages are not shown. Actual LGD includes the insurance benefit, whereas estimated LGD may not.

Credit risk-weighted assets – International retail

International retail credit portfolios follow the Standardized approach and consist of the following components:

•	Residential real estate secured lending; and,
•	Other regulatory retail, mainly consisting of term loans and credit card and lines of credit transactors and revolvers.

Under the standardized approach, each of the above components is risk-weighted based on prescribed risk weights, which consider borrower or facility attributes, such as, loan-to-value, transactors vs. revolvers, and drawn vs. undrawn.

2023 Scotiabank Annual Report  |  67

Management’s Discussion and Analysis

Market risk

Market risk is the risk of loss from changes in market prices including interest rates, credit spreads, equity prices, foreign exchange rates, and commodity prices, the correlations between them, and their levels of volatility.

For all material trading portfolios, the Bank applies its internal models to calculate the market risk capital charge. OSFI has approved the Bank’s internal VaR, Stressed VaR and Incremental Risk Charge models for the determination of market risk capital. The attributes and parameters of these models are described in the Risk Measurement Summary. In addition, for some non-material trading portfolios, the Bank applies the Standardized Approach for calculating market risk capital. The standardized method uses a “building block” approach, with the capital charge for each risk category calculated separately.

Below are the market risk requirements as at October 31, 2023 and 2022:

T38  Total market risk capital(1)

($ millions)	2023	2022
All-Bank VaR	$141	$131
All-Bank stressed VaR	390	324
Incremental risk charge	315	345
Standardized approach	117	66
Total market risk capital	$963	$866

(1)	Equates to $12,040 million of market risk-weighted assets (2022 – $10,820 million).

T39  Risk-weighted assets movement by key drivers

	Market risk

	2023	2022
RWA as at beginning of the year	$10,820	$8,112
Movement in risk levels(1)	1,208	2,452
Model updates(2)	12	195
Methodology and policy(3)	–	61
Acquisitions and divestitures	–	–
RWA as at end of the year	$12,040	$10,820

(1)	Movement in risk levels are defined as changes in risk due to position changes and market movements. Foreign exchange movements are embedded within Movement in risk levels.
(2)	Model updates are defined as updates to the model to reflect recent experience, change in model scope.
(3)	Methodology and policy is defined as methodology changes to the calculations driven by regulatory policy changes (e.g. Basel III).

Market risk-weighted assets increased by $1.2 billion to $12.0 billion, as shown in the table above, due primarily to movements in risk levels and higher standardized market risk RWA.

Operational risk

Operational risk is the risk of loss, whether direct or indirect, to which the Bank is exposed due to external events, human error, or the inadequacy or failure of processes, procedures, systems or controls.

Consistent with OSFI’s adoption of the revised Basel III reforms, the Bank applies the new Standardized Measurement Approach (SMA) for calculating operational risk capital requirements. Under the SMA, operational risk capital is determined based on the existing gross income approach further supplemented by a scalar or internal loss multiplier (ILM) that recognizes the Bank’s operational risk loss experience.

Operational risk-weighted assets decreased by $0.9 billion during the year to $49.3 billion due primarily to a benefit of $2.4 billion from the adoption of the SMA in the second quarter of the year, partly offset by growth in the Bank’s gross income and changes in the Bank’s ILM.

Internal capital

The Bank utilizes economic capital methodologies and measures to calculate internal capital. Internal capital is a measure of the unexpected losses inherent in the Bank’s business activities. The calculation of internal capital relies on models that are subject to independent vetting and validation as required by the Bank’s Model Risk Management Policy.

Management assesses its risk profile to determine those risks for which the Bank should attribute internal capital. The major risk categories included in internal capital are:

•

Credit risk measurement is based on the Bank’s internal credit risk ratings for derivatives, corporate and commercial loans, and credit scoring for retail loans. It is also based on the Bank’s actual experience with recoveries and takes into account differences in term to maturity, probabilities of default, expected severity of loss in the event of default, and the diversification benefits of certain portfolios.

•

Market risk for internal capital incorporates models consistent with the regulatory basis, with some exclusions, and calibrated to a higher 99.95% confidence interval, and models of other market risks, mainly structural interest rate and foreign exchange risks.

•	Operational risk for internal capital is calculated based on an approach consistent with the Bank’s regulatory capital requirements including a conservative forward-looking view of gross income.
•	Other risks include additional risks for which internal capital is attributed, such as business risk, significant investments, insurance risk and real estate risk.

In addition, the Bank’s measure of internal capital includes a diversification benefit which recognizes that all of the above risks will not occur simultaneously. The Bank also includes the full amount of goodwill and intangible assets in the internal capital amount.

For further discussion on risk management and details on credit, market and operational risks, refer to the Risk Management section.

68  |  2023 Scotiabank Annual Report

Management’s Discussion and Analysis    |    Group Financial Condition

Off-Balance Sheet Arrangements

In the normal course of business, the Bank enters into contractual arrangements that are either consolidated or not required to be consolidated in its financial statements but could have a current or future impact on the Bank’s financial performance or financial condition. These arrangements can be classified into the following categories: structured entities, securitizations, guarantees and other commitments.

Structured entities

Structured entities are designed to accomplish certain well-defined objectives and for which voting or similar rights are not the dominant factor in deciding who controls the entity. The Bank may become involved with structured entities either at the formation stage or at a later date. The Bank controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. The Bank’s arrangements with structured entities include:

•

Structured entities that are used to provide a wide range of services to customers, such as structured entities established to allow clients to securitize their financial assets while facilitating cost-efficient financing, and to provide certain investment opportunities.

•	Structured entities that the Bank sponsors and actively manages.

The Bank consolidates all structured entities that it controls which includes a U.S. based multi-seller conduit and certain funding and other vehicles. For many of the structured entities that are used to provide services to customers, the Bank does not guarantee the performance of the structured entities’ underlying assets and does not absorb any related losses. For other structured entities, such as securitization and investment vehicles, the Bank may be exposed to credit, market, liquidity, or operational risks. Noteholders of securitizations may also be exposed to these risks. The Bank may earn fees based on the nature of its association with a structured entity.

Unconsolidated structured entities

There are two primary types of association the Bank has with unconsolidated structured entities:

•	Canadian multi-seller conduits administered by the Bank; and
•	Structured finance entities.

The Bank earned total fees of $51 million in 2023 (October 31, 2022 – $39 million) from certain structured entities in which it had a significant interest at the end of the year but did not consolidate. More information with respect to the Bank’s involvement with these unconsolidated structured entities, including details of liquidity facilities and maximum loss exposure by category is provided below and in Note 15(b) to the consolidated financial statements.

Canadian multi-seller conduits administered by the Bank

The Bank sponsors two Canadian-based multi-seller conduits that are not consolidated. The Bank earned commercial paper issuance fees, program management fees, liquidity fees and other fees from these multi-seller conduits, which totaled $47 million in 2023, compared to $36 million in 2022. These multi-seller conduits purchase high-quality financial assets and finance these assets through the issuance of highly-rated commercial paper.

As further described below, the Bank’s exposure to these off-balance sheet conduits primarily consists of liquidity support and temporary holdings of commercial paper. Although the Bank has power over the relevant activities of the conduits, it has limited exposure to variability in returns, which results in the Bank not consolidating the two Canadian conduits. The Bank has a process to monitor these exposures and significant events impacting the conduits to ensure there is no change in control, which could require the Bank to consolidate the assets and liabilities of the conduits at fair value.

A significant portion of the conduits’ assets have been structured to receive credit enhancements from the sellers, including overcollateralization protection and cash reserve accounts. Each asset purchased by the conduits is supported by a backstop liquidity facility provided by the Bank in the form of a liquidity asset purchase agreement (LAPA). The primary purpose of the backstop liquidity facility is to provide an alternative source of financing in the event the conduits are unable to access the commercial paper market. Under the terms of the LAPA, in most cases, the Bank is not obliged to purchase defaulted assets.

The Bank’s primary exposure to the Canadian-based conduits is the liquidity support provided, with total liquidity facilities of $7.1 billion as at October 31, 2023 (October 31, 2022 – $6.4 billion). The year-over-year increase was due to normal business operations. As at October 31, 2023, total commercial paper outstanding for the Canadian-based conduits was $5.4 billion (October 31, 2022 – $3.8 billion) and the Bank held 0.2% (October 31, 2022 – 0.9%) of the total commercial paper issued by these conduits. Table T40 presents a summary of assets purchased and held by the Bank’s two Canadian multi-seller conduits as at October 31, 2023 and 2022, by underlying exposure.

All of the funded assets have at least an equivalent rating of AA or higher based on the Bank’s internal rating program; and assets held in these conduits were investment grade as at October 31, 2023.

T40  Assets held by Bank-sponsored Canadian-based multi-seller conduits

	2023			2022

As at October 31 ($ millions)	Funded assets(1)	Unfunded commitments	Total exposure(2)	Funded assets(1)	Unfunded commitments	Total exposure(2)
Auto loans/leases	$2,547	$591	$3,138	$2,019	$369	$2,388
Trade receivables	–	459	459	–	528	528
Canadian residential mortgages	1,966	584	2,550	929	1,621	2,550
Equipment leases and rental contracts	700	59	759	722	34	756
Other	78	76	154	103	35	138
Total(3)	$5,291	$1,769	$7,060	$3,773	$2,587	$6,360

(1)	Funded assets are reflected at original cost, which approximates estimated fair value.
(2)	Exposure to the Bank is through global-style liquidity facilities.
(3)	These assets are substantially sourced from Canada.

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Management’s Discussion and Analysis

Structured finance entities

The Bank has interests in structured finance entities used to assist corporate clients in accessing cost-efficient financing through their securitization structures. The Bank’s maximum exposure to loss from structured finance entities was $3,296 million as at October 31, 2023 (October 31, 2022 – $1,591 million). The year-over-year increase was due to normal business operations and new transactions.

The Bank provides senior credit facilities to unaffiliated structured entities that are established by third parties to acquire and/or originate loans for the purposes of issuing collateralized loan obligations (CLOs). These credit facilities benefit from subordinated capital provided by either the collateral manager or third-party investors via subordinated financing, capital injection or asset contribution. Subordinated capital represents the first loss tranche which absorbs losses prior to the Bank’s senior exposure. The Bank’s broker-dealer affiliate acts as the arranger and placement agent for the CLOs. Proceeds from the sale of the CLOs are used to repay the senior credit facilities. The Bank does not consolidate these entities as it does not have decision making power over their relevant activities, which include the acquisition and/or origination of loans and overall management of the underlying portfolio. The Bank’s maximum exposure to loss was $1,511 million as at October 31, 2023 (October 31, 2022 – $nil), relating to credit facilities extended to these entities, of which $220 million was funded (October 31, 2022 – $nil).

Other funding vehicles

These entities are designed to pass the Bank’s credit risk to the holders of the securities. Therefore, the Bank does not have exposure or rights to variable returns from these unconsolidated entities.

The Bank uses a funding vehicle to transfer credit exposure on certain loan assets and purchases credit protection against eligible credit events from this vehicle. The vehicle collateralizes its obligation using cash proceeds received through the issuance of guarantee-linked notes. Loan assets are not sold or assigned to the vehicle and remain on the Bank’s Consolidated Statement of Financial Position. During the year, $998 million of guarantee-linked notes (October 31, 2022 – $nil) were issued by this vehicle and included in Deposits – Business and government on the Bank’s Consolidated Statement of Financial Position.

Other unconsolidated structured entities

The Bank sponsors unconsolidated structured entities including mutual funds, in which it has insignificant or no interest at the reporting date. The Bank is a sponsor when it is significantly involved in the design and formation at inception of the structured entity, and the Bank’s name is used by the structured entity to create an awareness of the instruments being backed by the Bank’s reputation and obligation. The Bank also considers other factors, such as its continuing involvement and obligations to determine if, in substance, the Bank is a sponsor. For the year ended October 31, 2023, the Bank earned $2,369 million income from its involvement with the unconsolidated Bank-sponsored structured entities, all of which is from Bank-sponsored mutual funds (for the year ended October 31, 2022 – $2,486 million).

Securitizations

The Bank securitizes fully insured residential mortgage loans, originated by the Bank and third parties, through the creation of mortgage-backed securities that are sold to Canada Housing Trust (CHT), Canada Mortgage and Housing Corporation (CMHC) or third-party investors, as an efficient source of financing. The sale of such mortgages does not meet the derecognition requirements where the Bank retains substantially all of the risks and rewards of ownership of the securitized mortgages. The transferred mortgages continue to be recognized on the Consolidated Statement of Financial Position, along with the proceeds from sale treated as secured borrowings. More details have been provided in Note 14 of the consolidated financial statements.

Third-party originated mortgages purchased by the Bank and social housing mortgage pools originated by the Bank that are securitized and sold, qualify for derecognition where the Bank transfers substantially all of the risks and rewards of ownership to third parties. As at October 31, 2023, the outstanding amount of off-balance sheet securitized third-party originated mortgages was $19,442 million (October 31, 2022 – $14,137 million) and off-balance sheet securitized social housing pools was $766 million (October 31, 2022 – $646 million).

The Bank securitizes a portion of its Canadian personal and small business credit card receivables (receivables) through Trillium Credit Card Trust II (Trillium), a consolidated Bank-sponsored structured entity. Trillium issues senior and subordinated notes to investors. The proceeds of such issuances are used to purchase co-ownership interests in the receivables originated by the Bank. The sale of such co-ownership interests does not qualify for derecognition and therefore the receivables continue to be recognized on the Bank’s Consolidated Statement of Financial Position. Recourse of the noteholders is limited to the purchased co-ownership interests. During the year, $2,412 million receivables were securitized through Trillium (2022 – $nil).

The Bank previously securitized a portion of its Canadian auto loan receivables (receivables) through Securitized Term Auto Receivables Trust (START entity) 2019-CRT, a consolidated Bank-sponsored structured entity. The START entity issued senior and subordinated notes to the Bank and/or third-party investors, and the proceeds of such issuances were used to purchase discrete pools of retail indirect auto loan receivables from the Bank on a fully serviced basis. The sale of such pools did not qualify for derecognition and therefore the receivables continued to be recognized on the Bank’s Consolidated Statement of Financial Position. Recourse of the note holders was limited to the receivables. During the current and prior year, no receivables were securitized through the START entity, and all remaining outstanding notes matured. As such, as at October 31, 2023, the outstanding senior and subordinated notes issued by the START entity and held by the Bank were nil (2022 – $199 million, eliminated on consolidation).

Guarantees and other commitments

Guarantees and other commitments are fee-based products that the Bank provides to its customers. These products can be categorized as follows:

•

Standby letters of credit and letters of guarantee. As at October 31, 2023, these amounted to $48 billion, compared to $42 billion last year. These instruments are issued at the request of a Bank customer to secure the customer’s payment or performance obligations to a third party.

•

Liquidity facilities. These generally provide an alternate source of funding to asset-backed commercial paper conduits in the event a general market disruption prevents the conduits from issuing commercial paper or, in some cases, when certain specified conditions or performance measures are not met;

•

Indemnification contracts. In the ordinary course of business, the Bank enters into many contracts where it may indemnify contract counterparties for certain aspects of its operations that are dependent on other parties’ performance, or if certain events occur. The Bank cannot estimate, in all cases, the maximum potential future amount that may be payable, nor the amount of collateral or assets available under recourse provisions that would mitigate any such payments. Historically, the Bank has not made any significant payments under these indemnities;

•

Loan commitments. The Bank has commitments to extend credit, subject to specific conditions, which represent undertakings to make credit available in the form of loans or other financings for specific amounts and maturities. As at October 31, 2023, these commitments amounted to $284 billion, compared to $268 billion last year. The year-over-year increase is primarily due to an increase in business activity and impact from foreign currency translation.

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Management’s Discussion and Analysis    |    Group Financial Condition

These guarantees and loan commitments may expose the Bank to credit or liquidity risks, and are subject to the Bank’s standard review and approval processes. For the guaranteed products, the dollar amounts represent the maximum risk of loss in the event of a total default by the guaranteed parties, and are stated before any reduction for recoveries under recourse provisions, insurance policies or collateral held or pledged.

Detailed information on guarantees and loan commitments is disclosed in Note 34 in the consolidated financial statements.

Canadian Government Economic Response Plans

The Bank participated in the following plans as part of the Government of Canada’s COVID-19 Economic Response Plan.

Canada Emergency Business Account (CEBA)

Through the CEBA program, the Bank facilitated loans with eligible small business customers and Export Development Canada (EDC). Eligible small business customers received a loan of up to $60,000. The CEBA loans are not recognized in the Bank’s Consolidated Statement of Financial Position as the program meets the pass-through criteria of financial assets under IFRS 9. As at October 31, 2023, loans issued under the CEBA were approximately $3.4 billion (October 31, 2022 – $3.9 billion).

Business Credit Availability Program (BCAP)

The BCAP provides additional liquidity support to small business and commercial customers through EDC and Business Development Bank of Canada (BDC). As at October 31, 2023, loans issued under the BCAP were $126 million (October 31, 2022 – $163 million).

Under the EDC plan, EDC guarantees an 80% portion of new operating loans made to the export sector as well as domestic companies. Loans guaranteed by EDC continue to be recognized on the Bank’s Consolidated Statement of Financial Position.

Under the BCAP, BDC entered into a co-lending facility with the Bank in which BDC purchases an 80% participation in term loans made to eligible small business and commercial customers. The portion of loans sold to BDC are derecognized from the Bank’s Consolidated Statement of Financial Position as the program meets the derecognition criteria for a transfer under IFRS 9.

Under the BDC HASCAP, BDC guarantees 100% of new term loans made to eligible small business and commercial customers. Loans guaranteed by BDC continue to be recognized on the Bank’s Consolidated Statement of Financial Position. As at October 31, 2023, loans issued under the HASCAP were $238 million (October 31, 2022 – $277 million).

Financial Instruments

Given the nature of the Bank’s main business activities, financial instruments make up a substantial portion of the Bank’s financial position and are integral to the Bank’s business. Assets that are financial instruments include cash resources, securities, securities purchased under resale agreements, loans and customers’ liability under acceptances. Financial instrument liabilities include deposits, acceptances, obligations related to securities sold under repurchase agreements, obligations related to securities sold short, subordinated debentures and capital instrument liabilities. In addition, the Bank uses derivative financial instruments for both trading and hedging purposes.

Financial instruments are generally carried at fair value, except for non-trading loans and receivables, certain securities and most financial liabilities, which are carried at amortized cost unless designated as fair value through profit and loss at inception.

Unrealized gains and losses on the following items are recorded in other comprehensive income (OCI):

•	debt instruments measured at fair value through OCI,
•	equity instruments measured at fair value through OCI,
•	derivatives designated as cash flow hedges, and
•	financial instruments designated as net investment hedges.

Gains and losses on derecognition of debt instruments at FVOCI are reclassified from OCI to the Consolidated Statement of Income under non-interest income. Gains and losses on derecognition of equity instruments designated at FVOCI are not reclassified from OCI to the Consolidated Statement of Income. Gains and losses on cash flow hedges and net investment hedges are recorded in the Consolidated Statement of Income when the hedged item affects income.

The Bank’s accounting policies for derivatives and hedging activities are further described in Note 3 to the consolidated financial statements.

Interest income and expense on non-trading interest-bearing financial instruments are recorded in the Consolidated Statement of Income as part of net interest income. Credit losses related to loans are recorded in the provision for credit losses in the Consolidated Statement of Income. Interest income and expense, as well as gains and losses, on trading securities and trading loans are recorded in non-interest income – trading revenues.

Several risks arise from transacting financial instruments, including credit risk, liquidity risk, operational risk and market risk. The Bank manages these risks using extensive risk management policies and practices, including various Board-approved risk management limits.

A discussion of the Bank’s risk management policies and practices can be found in the Risk Management section on pages 73 to 112. In addition, Note 35 to the consolidated financial statements presents the Bank’s exposure to credit risk, liquidity risk and market risks arising from financial instruments as well as the Bank’s corresponding risk management policies and procedures.

There are various measures that reflect the level of risk associated with the Bank’s portfolio of financial instruments. For example, the interest rate risk arising from the Bank’s financial instruments can be estimated by calculating the impact of a 100 basis point increase or decrease in interest rates on annual income, and the economic value of shareholders’ equity, as described on page 95. For trading activities, Table T50 discloses the average one-day Value at Risk by risk factor. For derivatives, based on the maturity profile of the notional amount of the Bank’s derivative financial instruments, only 20% (2022 – 18%) had a term to maturity greater than five years.

Note 10 to the consolidated financial statements provides details about derivatives used in trading and hedging activities, including notional amounts, remaining term to maturity, credit risk and fair values.

The fair value of the Bank’s financial instruments is provided in Note 7 to the consolidated financial statements along with a description of how these amounts were determined.

The fair value of the Bank’s financial instruments was unfavourable when compared to their carrying value by $4.2 billion as at October 31, 2023 (October 31, 2022 – unfavourable $3.5 billion). This difference relates mainly to loan assets, debt investment securities measured at amortized cost, deposit liabilities, subordinated debentures and other liabilities. These changes are primarily driven by movements in interest rates and by volume changes. Fair value estimates are based on market conditions as at October 31, 2023, and may not be reflective of future fair values. Further information on how fair values are estimated is contained in the section on critical accounting policies and estimates.

Disclosures specific to certain financial instruments designated at fair value through profit and loss can be found in Note 9 to the consolidated financial statements. These designations were made primarily to significantly reduce accounting mismatches.

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Management’s Discussion and Analysis

Selected Credit Instruments – Publicly Known Risk Items

Mortgage-backed securities

Total mortgage-backed securities held in the Non-trading and Trading portfolios are shown in Table T41.

T41  Mortgage-backed securities

	2023		2022

As at October 31 Carrying value ($ millions)	Non-trading portfolio(1)	Trading portfolio	Non-trading portfolio	Trading portfolio
Canadian NHA mortgage-backed securities(2)	$7,103	$2,671	$5,410	$2,149
Canadian residential mortgage-backed securities	–	4	–	7
U.S. Agency mortgage-backed securities(3)	23,751	–	11,435	–
Total	$30,854	$2,675	$16,845	$2,156

(1)	The balances are comprised of securities under the amortized cost and FVOCI measurement categories.
(2)	Canada Mortgage and Housing Corporation is a corporation of the Government of Canada that provides a guarantee of timely payment to NHA mortgage-backed security investors.
(3)	The Government National Mortgage Association (Ginnie Mae) is a U.S. Government corporation that provides a guarantee of timely payment to U.S. Agency mortgage-backed security investors.

Other

As at October 31, 2023, the Bank has insignificant exposure to highly leveraged loans awaiting syndication, auction-rate securities, Alt-A type loans, monoline insurance and investments in structured investment vehicles.

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Management’s Discussion and Analysis    |    Risk Management

Risk Management

Effective risk management is fundamental to the success and resilience of the Bank and is recognized as key in the Bank’s overall approach to strategy management. Scotiabank has a strong, disciplined risk culture where managing risk is a responsibility shared by all of the Bank’s employees.

Risk Management Framework

The primary goals of risk management are to ensure that the outcomes of risk-taking activities are consistent with the Bank’s strategies and risk appetite, and that there is an appropriate balance between risk and reward to maximize shareholder value. Scotiabank’s Enterprise-Wide Risk Management Framework articulates the foundation for achieving these goals.

The Enterprise-Wide Risk Management Framework is subject to constant evaluation in order for it to meet the challenges and requirements of the global markets in which the Bank operates, including regulatory standards and industry best practices. The risk management programs of the Bank’s subsidiaries align in all material respects to the Bank’s risk management framework, although the actual execution of their programs may be different. They are designed to identify, assess, and mitigate threats and vulnerabilities to which the Bank is exposed and serve to enhance its overall resilience.

The Bank’s risk management framework is applied on an enterprise-wide basis and consists of five key elements:

•	Risk Governance

•	Risk Appetite

•	Risk Management Tools

•	Risk Identification and Assessment

•	Risk Culture

Risk Management Principles

Risk-taking and risk management activities across the enterprise are guided by the following principles:

Balancing Risk and Reward – business and risk decisions are consistent with strategies and risk appetite.

Understand the Risks – all material risks to which the Bank is exposed, including both financial and non-financial, are identified and managed.

Forward Thinking – emerging risks and potential vulnerabilities are proactively identified and managed.

Shared Accountability – every employee is responsible for managing risk.

Customer Focus – understanding our customers and their needs is essential to all business and risk decision-making.

Protect our Brand – all risk-taking activities must be in line with the Bank’s risk appetite, Scotiabank Code of Conduct, values and policy principles.

Controls – maintaining a robust and resilient control environment to protect our stakeholders.

Resilience – being prepared operationally and financially to respond to adverse events.

Compensation – performance and compensation structures reinforce the Bank’s values and promote sound risk taking behaviour taking into account the compensation-related regulatory environment.

Risk Governance

Effective risk management begins with effective risk governance.

The Bank has a well-established risk governance structure, with an active and engaged Board of Directors supported by an experienced executive management team. Decision-making is highly centralized through several executive and senior risk management committees.

The Bank’s risk management framework is predicated on the three lines of defence model. Within this model:

•	The First Line of Defence (typically comprised of the business lines and most corporate functions)

o	Incurs and owns the risks

o	Designs and executes internal controls

o	Ensures that the risks generated are identified, assessed, managed, monitored, reported on, within risk appetite, and are in compliance with relevant policies, guidelines and limits

•	The Second Line of Defence (typically comprised of control functions such as Global Risk Management, Global Compliance and Global Finance)

o	Provides independent oversight and effective challenge of the First Line of Defence

o	Establishes risk appetite, risk limits, policies, and frameworks, in accordance with best practice and regulatory requirements

o	Measures, monitors, controls and reports on risks taken in relation to risk appetite, and on emerging risks

•

The Third Line of Defence (Audit Department) provides enterprise-wide independent, objective and reasonable assurance over the design and operating effectiveness of the Bank’s internal control, risk management and governance processes

All employees are, for some of their activities, risk owners, as all employees are capable of generating reputational and operational risks in their day-to-day activities and are held accountable for owning and managing these risks.

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Management’s Discussion and Analysis

Governance Structure

The Bank’s Board of Directors and its Committees provide oversight and governance over the Bank’s Risk Management program which is supported by the President and Chief Executive Officer and Chief Risk Officer.

Board of Directors: as the top of the Bank’s risk management governance structure, provides oversight, either directly or through its committees, to satisfy itself that decision making is aligned with the Bank’s strategies and risk appetite. The Board receives regular updates on the key risks of the Bank – including a quarterly comprehensive summary of the Bank’s risk profile and performance of the portfolio against defined limits – and approves key risk policies, frameworks, and limits.

Risk Committee of the Board: assists the Board in fulfilling its responsibilities for the review of the Bank’s risk appetite and identifying and monitoring key financial and non-financial risks and the oversight of the promotion and maintenance of a strong risk culture throughout the Bank. The Committee assists the Board by providing oversight of the risk management functions at the Bank. This includes periodically reviewing and approving the Bank’s key risk management policies, frameworks and limits and satisfying itself that management is operating within the Bank’s Enterprise Risk Appetite Framework. The Committee oversees the Bank’s environmental, social, and governance (ESG) risks, including climate change risk. The Committee also oversees the independence of each of these control functions, including the effectiveness of the heads of these functions, as well as the functions themselves.

Audit and Conduct Review Committee of the Board: assists the Board by providing oversight on the effectiveness of the Bank’s system of internal controls. The Committee oversees the integrity of the Bank’s consolidated financial statements and related quarterly results. This includes oversight of climate-change related disclosure as part of the Bank’s financial reporting of ESG matters as well as the external auditor’s qualifications, independence and performance. This Committee assists the Board in fulfilling its oversight responsibilities for setting standards of conduct and ethical behaviour, the oversight of conduct reviews, risk culture and conduct risk management, and the oversight of compliance with the consumer provisions. The Committee also oversees the Bank’s compliance with legal and regulatory requirements (including anti-money laundering (AML), anti-terrorist financing (ATF) and sanctions), and oversees the Global Finance, Global Compliance and Audit Department functions at the Bank. The Committee also oversees the independence of each of these control functions, including the effectiveness of the heads of these functions, as well as the functions themselves.

Human Capital and Compensation Committee of the Board: in conjunction with the Risk Committee of the Board, satisfies itself that adequate procedures are in place to identify, assess and manage the risks (including Conduct Risk) associated with the Bank’s material compensation programs and that such procedures are consistent with the Bank’s risk management programs. The Committee has further responsibilities relating to leadership, succession planning and total rewards.

Corporate Governance Committee of the Board: acts in an advisory capacity to the Board to enhance the Bank’s corporate governance through a continuing assessment of the Bank’s approach to corporate governance and makes policy recommendations in support of the Bank’s purpose, culture and strategy, including its ESG strategy.

President and Chief Executive Officer (CEO): reports directly to the Board and is responsible for defining, communicating and implementing the strategic direction, goals and core values for Scotiabank that maximize long term shareholder value and returns, and meeting the needs of the Bank’s other key stakeholders. The CEO oversees the establishment of the Bank’s risk appetite, in collaboration with the CRO and CFO, which is consistent with the Bank’s short- and long-term strategy, business and capital plans, as well as compensation programs.

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Management’s Discussion and Analysis    |    Risk Management

Chief Risk Officer (CRO): reports jointly to the CEO and the Risk Committee of the Board and is responsible for the overall management of Global Risk Management. The CRO has unfettered access to the Risk Committee of the Board to ensure independence of the function. As a senior member of the Bank’s executive management team, the CRO participates in strategic decisions related to where and how the Bank will deploy its various sources of capital to meet the performance targets of the business lines.

Global Risk Management (GRM): supports the Bank’s objectives and is mandated to maintain an ongoing and effective enterprise-wide risk management framework that is understood at all levels of the Bank. GRM is responsible for providing effective challenge and reasonable assurance to executive management, the Board of Directors and shareholders that risks are actively identified, managed and communicated to all key stakeholders. GRM’s mission is to ensure that the outcomes of risk-taking activities optimize and protect long-term value by using insight and partnership to drive business impact and safeguards trust.

Global Compliance & AML: is an independent second line of defence that is responsible for managing compliance risk which includes Regulatory Compliance, Conduct, and Privacy Risks throughout Scotiabank through the Compliance Management Framework (CMF). Global Compliance provides effective challenge and oversight to business lines and corporate functions assessing the adequacy of adherence to and effectiveness of the Bank’s day-to-day regulatory controls, and for opining to the Board on whether, based on the independent monitoring and testing conducted, the controls are sufficiently robust to achieve compliance with the applicable regulatory requirements. The CMF is enabled through effective governance, policies and procedures, a clearly defined risk appetite and embedment of the desired risk culture. This group is responsible for maintaining the AML/ATF and Sanctions program which meets Scotiabank’s needs, industry practice, and legal and regulatory requirements, as well as providing independent oversight of Scotiabank’s compliance with these standards and requirements. The group also develops AML/ATF and Sanctions policies and control standards to effectively manage money laundering, terrorist financing, and sanctions risks. It also provides oversight and effective challenge to the Bank’s management of the risk of bribery and corruption.

Global Finance: leads enterprise-wide financial strategies which support the Bank’s ability to maximize sustainable shareholder value, and actively manages the reliable and timely reporting of financial information to management, the Board of Directors, shareholders, regulators, as well as other stakeholders. This reporting includes the Bank’s consolidated financial statements and related quarterly and annual results, as well as all financial reporting related regulatory filings. Global Finance executes the Bank’s financial, liquidity and capital management strategies with appropriate governance and control, while ensuring its processes are efficient and effective.

Business Lines and Corporate Functions: as the first line of defence in the Three Lines of Defence model, own the risks generated by their activities, are accountable for effective management of the risks within their business lines and functions through identifying, assessing, mitigating, monitoring and reporting the risks. Business lines and corporate functions actively design and implement effective internal controls as well as governance activities to manage risk and maintain activities within risk appetite and policies. Further, business lines have processes to be able to effectively identify, assess, monitor and report against allocated risk appetite limits and are in compliance with relevant policies, standards and guidelines.

Audit Department: reports functionally to the Audit and Conduct Review Committee of the Board on the design and operating effectiveness of the Bank’s risk management processes. The mission of the Audit Department is to provide enterprise-wide independent, objective assurance of the Bank’s internal controls, risk management and governance processes and to provide consulting services to improve the Bank’s operations.

Risk Appetite

Effective risk management requires clear articulation of the Bank’s risk appetite and how the Bank’s risk profile will be managed in relation to that appetite.

The Enterprise Risk Appetite Framework (“Enterprise RAF”) governs the risk activities undertaken by the Bank on an enterprise-wide basis. It articulates the amount and type of risk the Bank is willing to take to achieve its strategic and financial objectives. A clearly articulated and effectively embedded risk appetite supports a strong risk culture and helps to ensure that the Bank stays within the established risk boundaries, while finding an optimal balance between risk and return.

The Enterprise RAF is incorporated into the Bank’s Enterprise-Wide Risk Management Framework (“EWRMF”), strategic, capital, and financial planning processes, and compensation programs. Roles and responsibilities for development and implementation of the Enterprise RAF are well defined and are embedded in executive management mandates.

The Enterprise RAF is reviewed annually by senior management who recommend it to the Board for approval. Business lines, business units, control functions and key subsidiaries develop their own risk appetite frameworks and/or risk appetite statements, which are aligned with the Enterprise RAF.

Risk Appetite Statement

The Bank’s Risk Appetite Statement articulates the aggregate level and type of risk the Bank is willing to accept in order to achieve its business objectives. It includes qualitative statements as well as quantitative measures and considers all the Bank’s Principal Risks.

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Management’s Discussion and Analysis

The Bank’s Risk Appetite Statement can be summarized as follows:

•

The Bank has no appetite for breaches of the Code of Conduct, and consequences applied are commensurate with the severity of the breach. Bank officers and employees are expected to conduct business and interact with others in a legal, compliant, and ethical manner while upholding the Bank’s values.

•	The Bank favours businesses that generate sustainable, consistent, and predictable earnings over the business cycle.
•	The Bank limits its risk-taking activities to those that are well understood and in line with its risk appetite, risk culture, values, and strategic objectives.
•	The Bank strives to maintain a robust and resilient control environment to protect its stakeholders and be prepared operationally and financially to respond to adverse events.
•	The Bank has no appetite for reputational, legal, or regulatory risk that would undermine the trust of our stakeholders.
•

The Bank aims to maintain a strong capital and liquidity position to maintain its reputation as a safe and secure bank, and to optimally allocate capital to support its strategic and financial objectives.

Risk Appetite Metrics

Risk appetite metrics help to articulate the Bank’s risk appetite in quantitative terms and are critical to ensuring the Bank stays within its established risk appetite on an on-going basis. Risk appetite metrics are supported by management level limit structures and controls, as applicable.

Other components of Scotiabank’s risk appetite metrics:

•	Set risk capacity and appetite in relation to regulatory constraints
•	Use stress testing to provide forward-looking metrics, as applicable
•	Minimize earnings volatility
•	Limit exposure to operational events that can have an impact on earnings, including regulatory fines
•	Ensure reputational risk is top of mind and strategy is being executed within operating parameters

Risk Management Tools

Effective risk management includes tools that are guided by the Bank’s Enterprise Risk Appetite Framework and integrated with the Bank’s strategies and business planning processes.

Scotiabank’s risk management framework is supported by a variety of risk management tools that are used individually and/or jointly to manage enterprise-wide risks. Risk management tools are regularly reviewed and updated to ensure consistency with risk-taking activities, and relevance to the business and financial strategies of the Bank.

Frameworks, Policies and Limits

Frameworks and Policies

The Bank develops and implements its key risk frameworks and policies in consultation with the Board. Such frameworks and policies are also subject to the requirements and guidelines of the Office of the Superintendent of Financial Institutions (OSFI), the Bank Act, the requirements and expectations of other regulators in the jurisdictions and activities in which we conduct business, and in consideration of industry best practices. Frameworks and policies apply to specific types of risk or to the activities that are used to measure and control risk exposure. They are developed in consultation with various stakeholders across risk management and other control and corporate functions, business lines and the Audit Department. Their development and implementation are guided by the Bank’s risk appetite, governance standards and set the limits and controls within which the Bank and its subsidiaries can operate. The Bank also provides advice and counsel to its subsidiaries in respect of their risk frameworks and policies to ensure alignment with the Bank, subject to the local regulatory requirements of each subsidiary.

Key risk frameworks and policies may be supported by standards, procedures, guidelines and manuals.

Limits

Limits govern and control risk-taking activities within the appetite and tolerances established by the Board and executive management. Limits also establish accountability for key tasks in the risk-taking process and establish the level or conditions under which transactions may be approved or executed.

Risk Measurement

The Bank’s measurement of risk is a key component of its risk management framework. The measurement methodologies may apply to a group of risks or a single risk type and are supported by an assessment of qualitative risk factors to ensure the level of risks are within the Bank’s risk appetite. The Bank utilizes various risk techniques such as: models; stress testing; scenario and sensitivity analysis; and back testing using data with forward-looking projections based on plausible and worst case economic and financial market events; to support its risk measurement activities.

Models

The use of quantitative risk methodologies and models is subject to effective oversight and a strong governance framework which includes the application of sound and experienced judgment. The development, design, independent review and testing, and approval of models are subject to the Model Risk Management Policy:

•	regulatory and internal capital
•	internal risk management
•	valuation/pricing and financial reporting
•	meeting initial margin requirements
•	business decision-making for risk management
•	non-financial risk models, and
•	stress testing

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Forward-Looking Exercises

Stress Testing

Stress testing programs at both the enterprise-wide level and individual risk level allow the Bank to estimate the potential impact on the Bank’s performance resulting from significant changes in market conditions, credit environment, liquidity demands, or other risk factors. Enterprise-wide stress testing is also integrated with both the strategic and financial planning processes, as well as financial crisis management planning. The development, approval and on-going review of the Bank’s stress testing programs are subject to policy, and the oversight of the Stress & Scenarios Committee (SSC) or other management committees as appropriate. The SSC is also responsible for reviewing and approving stress test and IFRS 9 related scenarios and models for implementation and use. Each stress testing program is developed with input from a broad base of stakeholders, and results are integrated into management decision making processes for capital adequacy and/or allocation, funding requirements and strategy, risk appetite setting and limit determinations. The stress testing programs are designed to capture a number of stress scenarios with differing severities and time horizons.

Other tests are conducted, as required, at the enterprise-wide level and within specific functional areas to test the decision-making processes of the senior management team and key personnel, by simulating a potential stress scenario. Simulated stress scenarios may include several complexities and disruptions through which senior management are engaged to make certain key decisions. Generally, the objectives of the simulations can include testing (1) the executability of activation protocols, (2) operational readiness, (3) the flexibility of the executive decision-making process, and (4) the process by which actions to be taken are prioritized. The exercises may also be designed to test the applicability and relevance of available data and the timeliness of reporting for decision making under stressed/crisis conditions.

Monitoring and Reporting

The Bank continuously monitors its risk exposures to ensure business activities are operating within approved risk appetite limits, thresholds or guidelines. Risk owners are responsible for identifying and reporting breaches of early warning thresholds and risk appetite limits or any other deteriorating trends in risk profile, as well as highlighting evolving external risk factors, to senior management and/or the Board, as appropriate.

Regular risk reporting to senior management and the Board of Directors provide aggregate measures of risk for all products and business lines, across the Bank’s global footprint, and are used to ensure compliance with risk appetite, policies, limits, and guidelines. They also provide a clear statement on the types, amounts, and sensitivities of the various risks in the portfolio. Senior management and the Board use this information to understand the Bank’s risk profile and the performance of the portfolios. A comprehensive summary of the Bank’s risk profile and performance of the portfolios is presented to the Board of Directors on a quarterly basis.

Risk Identification and Assessment

Effective risk management requires a comprehensive process to identify risks and assess their materiality. We define Risk as the potential impact of deviations from expected outcomes on the Bank’s earnings, capital, liquidity, reputation and resilience caused by internal and external vulnerabilities.

Risk identification and assessment is performed on an ongoing basis through the following:

•	Transactions – risks, including credit and market exposures, are assessed by the business lines as risk owners with GRM providing review and effective challenge, as applicable
•	Monitoring – risks are identified by constantly monitoring and reporting current trends and analysis, top and emerging risks and internal and external significant adverse events impacting the Bank
•	New Products and Services – new or significant change to products, services and/or supporting technology are assessed for potential risks through the New Initiatives Risk Assessment Program
•

Strategic Investments – investment transactions are thoroughly reviewed for risks and are approved by the Operating Committee with advice and counsel from the Strategic Transactions and Investment Committee who provides direction and guidance on effective allocation and prioritization of resources

•	Self Assessments – operational risks through people, processes and systems are periodically self-assessed by the risk owners with the responsible second line of defense providing effective challenge

On an annual basis, the Bank undergoes a Bank-wide risk assessment that identifies the material risks faced by the Bank for the Internal Capital Adequacy Assessment Process (ICAAP) and the determination of internal capital. This process evaluates the risks and determines the pervasiveness of the risk across multiple business lines, the significance of the risk to a specific business line, the likelihood and potential impact of the risk and whether the risk may cause unexpected losses in income and therefore would be mitigated by internal capital. The process also reviews other evolving and emerging risks and includes qualitative considerations such as strategic, economic and ESG risk factors. The identified risks are ascribed a rating of how probable and impactful they may be and are used as an important input in the ICAAP process and the determination of internal capital.

As part of this annual risk assessment process the Bank’s Principal Risks for the year are identified through consultation with various risk owners and/or stakeholders and approved by the Operational Risk Committee and the Risk Management Committee.

Principal Risk Types

The Bank’s Principal Risk types are reviewed annually as part of the Assessment of Risks process to determine that they adequately reflect the Bank’s risk profile. Principal Risks are defined as:

Those risks which management considers of primary importance: i) having a significant impact or influence on the Bank’s primary business and revenue generating activities (Financial Risks) or ii) inherent in the Bank’s business and can have significant negative strategic, business, financial and/or reputational consequences (Non-Financial Risks).

Principal Risks are assessed on an annual basis considering, amongst other things, the following factors:

•	Potential impact (direct or indirect) on the Bank’s financial results, operations, management and strategy
•	Effect on the Bank’s long-term prospects and ongoing viability
•	Regulatory focus and/or social concern

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Management’s Discussion and Analysis

•	Short to mid-term macroeconomic and market environment
•	Financial and human resources required to manage and monitor the risk
•	Establishment of key risk indicators, performance indicators or management limits to monitor and control the risk
•	Peer identification and global best practices
•	Regular monitoring and reporting to the Board on the risk is warranted

Once a Principal Risk has been identified, governance structures and mechanisms must be in place for that risk:

•	Committee governance structures have been established to manage the risk
•	Dedicated 2nd line resources are in place providing effective challenge
•	Frameworks and supporting policies, procedures and guidelines have been developed and implemented to manage the risk as appropriate
•	Risk appetite limits have been established supported by management limits, early warning thresholds and key risk indicators as appropriate for the risk
•	Adequate and effective monitoring and reporting has been established to the Board, executive and senior management, including from subsidiaries
•	Board and executive management have clear roles and responsibilities in relation to risk identification, assessment, measurement, monitoring and reporting to support effective governance and oversight

Principal Risks are categorized into two main groups:

Financial Risks:

Credit, Liquidity, Market

These are risks that are directly associated with the Bank’s primary business and revenue generating activities. The Bank understands these risks well and takes them on to generate sustainable, consistent and predictable earnings. Financial risks are generally quantifiable and are relatively predictable. The Bank has a higher risk appetite for financial risks which are a fundamental part of doing business; but only when they are well understood, within established limits, and meet the desired risk and return profile.

Non-Financial Risks:

Compliance, Cyber Security & Information Technology (IT), Data, Environmental, Social & Governance (ESG), Model, Money Laundering / Terrorist Financing and Sanctions, Operational, Reputational, Strategic

These are risks that are inherent in our business and can have significant negative strategic, business, financial and/or reputational consequences if not managed properly. In comparison to financial risks, non-financial risks are less predictable and more difficult to define and measure. The Bank has low risk appetite for non-financial risks and mitigates these accordingly.

Significant Adverse Events

The Bank defines a Significant Adverse Event (SAE) as an internally or externally occurring event that has resulted, or may result in, a significant impact on the Bank’s financial performance, reputation, risk appetite, regulatory compliance, or operations. Significant is defined as the relative importance of a matter within the context in which it is being considered, including quantitative and qualitative factors, such as magnitude, nature, effect, relevance, and impact.

Risk Culture

Effective risk management requires a strong, robust, and pervasive risk culture where every Bank employee understands and recognizes their role as a risk manager and is responsible for identifying and managing risks.

The Bank’s risk culture is influenced by numerous factors including the interdependent relationship amongst the Bank’s risk governance structure, risk appetite, strategy, organizational culture, and risk management tools.

A strong risk culture is a key driver of conduct. It promotes behaviours that align to the Bank’s values and enables employees to identify risk taking activities that are beyond the established risk appetite.

The Bank’s Risk Culture program is based on four indicators of a strong risk culture:

1. Tone from the Top – Leading by example including clear and consistent communication on risk behaviour expectations, the importance of the Bank’s values, and fostering an environment where everyone has ownership and responsibility for “doing the right thing”.

2.  Accountability – All employees are accountable for risk management. There is an environment of open communication where employees feel safe to speak-up and raise concerns without fear of retaliation and consequences for not adhering to the desired behaviours.

3.  Risk Management – Risk taking activities are consistent with the Bank’s strategies and risk appetite. Risk appetite considerations are embedded in key decision-making processes.

4.  People Management – Performance and compensation structures encourage desired behaviours and reinforce the Bank’s values and risk culture.

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Other elements that influence and support the Bank’s risk culture:

•

Scotiabank Code of Conduct (our “Code”): describes standards of conduct required of Employees, Contingent Workers, Directors and officers of the Bank. All Scotiabankers are required to receive, read and comply with this Code, and any other applicable Scotiabank policies and affirm their compliance within the required timeline on an annual basis.

•	Values: Respect – Value Every Voice; Integrity – Act with Honour; Accountability – Make it Happen; Passion – Be Your Best
•	Communication: the Bank actively communicates risk appetite, and how it relates to Scotiabankers, to promote a sound risk culture
•

Compensation: programs are structured to comply with compensation-related principles and regulations and discourage behaviours that are not aligned with the Bank’s values and Scotiabank Code of Conduct and ensure that such behaviours are not rewarded

•	Training: risk culture is continually reinforced by providing effective and informative mandatory and non-mandatory training modules for all employees on a variety of risk management topics
•

Decision-making on risk issues is highly centralized: the flow of information and transactions to senior and executive committees keeps management well informed of the risks the Bank faces and ensures that transactions and risks are aligned with the Bank’s risk appetite

•	Employee goals: all employees across the Bank have a risk goal assigned to them annually
•	Executive mandates: all Executives across the Bank have risk management responsibilities within their mandates

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Management’s Discussion and Analysis

T42  Exposure to risks arising from the activities of the Bank’s businesses

(1)	Average assets for the Other segment include certain non-earning assets related to the business lines.
(2)	Attributed Capital is a combination of regulatory: (i) Risk-based capital and (ii) Leverage capital. Attributed Capital is reported on a quarterly average basis.
(3)	Includes Attributed Capital for significant investments, goodwill, intangibles and leverage capital.
(4)	Risk-weighted assets (RWA) are as at October 31, 2023 as measured for regulatory purposes in accordance with Revised Basel III.

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Top and emerging risks

The Bank is exposed to a variety of top and emerging risks. These risks can potentially affect the Bank’s business strategies, financial performance, and reputation. As part of our risk management approach, we monitor our operating environment to identify, assess, review, and manage a broad range of top and emerging risks to undertake appropriate risk mitigation strategies.

Risks are identified using a risk identification system whereby information is gathered and consolidated from a variety of internal and external sources including industry research and peer analysis, Senior Management expertise, and risk reporting from our international operations. The results of this research, in conjunction with internal impact assessments across the Bank’s principal risks, help identify top and emerging risks, which, along with mitigation activities, are summarized and reported to Executives and the Board of Directors on a quarterly basis.

The Bank’s top and emerging risks are as follows:

Evolving Cyber Security Threats

Cyber threats against the Bank and/or its third-party service providers continues to be a top concern. These threats manifest as attacks on critical functions that may result in financial loss, data theft, or operational disruption of customer facing systems and critical infrastructure. The inherent risk of Cyber Security Threats continues to increase. Geopolitical conflicts have increased the severity and frequency of cyber threats and state-sanctioned cyber attacks on public-facing services. Advancements in Generative AI and Large Language Models (LLM) create additional attack vectors that enable new forms of fraud or are used to usurp sensitive data and personal identifiable information.

The Bank’s overall cyber security and IT program continues to adapt to the evolving and complex cyber threat landscape and is investing in the cyber security program and improvements to its IT infrastructure which is strengthening the Bank’s operational resilience. More frequent monitoring of critical suppliers helps mitigate the vulnerability to cyber-attacks on third parties. The Bank also maintains cyber insurance coverage to help mitigate potential losses linked to cyber incidents. The insurance coverage limit is regularly reviewed and evaluated to ensure it meets our needs.

Inflation and Recessionary Risks

Central banks in North America and Europe have indicated that prolonged tight monetary policy is required in the face of resilient economies and labour markets, and still elevated inflation. This increases recessionary risks, keeps real estate markets subdued, has the potential to slow consumer spending, and can negatively impact the debt servicing capacity of borrowers. Liquidity and market risk uncertainty can result in stricter credit conditions, which can impact business growth, delinquencies, and collateral valuations.

The Bank’s strategic shift places focus on allocating capital to more mature markets. Frequent monitoring of liquidity, deposit levels, and credit will keep the Bank adept in responding to a changing environment and protect against potential impacts of macroeconomic uncertainty. Portfolios are monitored for delinquency trends, and collections measures are being deployed to mitigate potential impacts to the Bank’s most vulnerable borrowers.

Environmental, Social and Governance (ESG)

Rising ESG considerations (climate, human rights, diversity, equity, and inclusion) and new climate guidelines increase regulatory scrutiny and stakeholder expectations to demonstrate exemplary governance in managing ESG risk. The increased intensity and frequency of severe weather events (e.g., El Niño, hurricanes, flooding, wildfires) highlights the potential impacts of diverse physical risks due to climate change, which include damage to properties and disruptions to operations that can negatively impact profitability. Under current laws and evolving climate regulations, which include management of nature-related risks and their impacts, making exaggerated or misleading sustainability claims or “greenwashing”, either intentionally or due to data collection and reporting challenges, creates legal and reputational risks. However, climate change also creates new opportunities to invest in sustainable finance initiatives. For further details please refer to the ESG Risk section on page 109.

The Bank has several mechanisms to identify, mitigate, and assess Bank losses from physical risks. Disaster recovery planning is focused on ensuring uninterrupted operations for localized disasters and weather-related events. The Bank has a public ESG policy that limits lending to the Oil & Gas industry within the Arctic and for thermal coal mining or coal power generation and continues to support clients as they transition to net-zero and their reduction of emissions by 2030. Social and Governance risks are managed through the implementation of several key policies and commitments, such as the Bank’s code of conduct, corporate governance policies, human rights statements (prescribed by the UN Guiding Principles on Human Rights), antislavery and human trafficking statements (in accordance with Modern Slavery legislation) and diversity, equity, and inclusion goals (e.g., ScotiaRISE, the Scotiabank Women Initiative, and the Black-Led Business Financing Program).

Economic Impacts of Geopolitical Tensions

The potential for political miscalculations and conflict escalations remains a key concern. The shifting global political environment and fracturing global economy, including growing US-China tensions, the ongoing war in Ukraine, recent escalations in the Middle East, and the changing political climate in Latin America, could add complexity to geopolitical uncertainty and pose a fresh threat to the global economy by disrupting supply chains and increasing oil prices. Trade disputes challenge the globalized economy, prompting some governments to promote manufacturing diversification among ‘allies’ for resource, technology, and product security. Though such measures seek to mitigate the economic impacts of geopolitical risk, such policies may raise costs and inefficiencies in capital deployment and allocation.

The Bank seeks to do business in countries that have a track record of economic growth and institutional stability. The Bank monitors geopolitical developments through various pillars and threat intelligence coordination, and monitors regions with geopolitical conflicts to ensure sanctions related controls continue to be fully compliant with evolving laws. The Bank’s stress testing programs help evaluate the potential impacts of severe economic scenarios, and the Bank can draw from its extensive experience operating in emerging markets across the globe to manage volatility, and right scaling exposure when necessary.

Increased Regulatory Change and Government Policy

As a global financial institution, the Bank operates under various legal and regulatory frameworks that affect its businesses. The increasing volume, complexity, and pace of regulatory and government policy changes across the Bank’s footprint is competing for limited resources and is a challenge when balancing compliance with innovation amidst growing competition in the non-regulated financial industry. The Bank strives to monitor and evaluate the emerging regulatory developments and to implement the necessary changes to ensure compliance. However, any inadvertent non-compliance may expose the Bank to fines, penalties, litigation, regulatory sanctions, enforcement actions and restrictions or prohibitions on its business activities. These consequences may adversely affect the Bank’s financial performance, its business strategy execution and its reputation.

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Management’s Discussion and Analysis

The Bank continues to monitor changes in regulatory guidance from regulators and to assess the impact of new regulations across its operating footprint and the credit life cycle, and it continues to work with peers to promote consistent guidance and requirements across jurisdictions. For additional information on some of the key regulatory developments that potentially impact the Bank’s operations, see “Regulatory Developments” on page 117.

Resilience Vulnerabilities to Third Parties

The Bank continues to rely on third parties for the delivery of some critical services. The growing concentration of dominant third and nth parties for the delivery of these critical services, combined with attempts to keep up with technological advancements in a volatile macroeconomic and geopolitical environment, requires oversight and monitoring of complex third- and nth-party arrangements, and increases regulatory, operational, data and cyber risk for service providers. Resiliency and preparedness for third party disruptions is an area of increasing focus as individual banks are expected to coordinate and manage the systemic risks associated with critical third parties notwithstanding disparate regulations.

The Bank aims to be “Resilient by Design” and has established an operational resilience framework to support engagements with third party service providers. The Bank continues to invest in enhancing its governance of third parties, resourcing capabilities, and technology to ensure it manages third party risk prudently.

Generative AI (GenAI) Adoption Risk

Maintaining competitiveness through adoption of GenAI including Large Language Models (LLM) is vital for the Bank. Initiatives across business lines look to leverage the technology for improved decision-making and process optimisation, while keeping pace with the risks it poses, including malicious use in criminal activity, potential data vulnerabilities, and unintended consequences of using GenAI on consumer trust and confidence. Rapid adoption and ease of use of GenAI technologies also leads to increased competitive pressures from non-regulated FinTech companies. Compliance headwinds exists as regulators are in various stages of preparing for the rapid adoption of AI technologies and the Bank can attract increased regulatory risk and scrutiny if it adopts these technologies without adequate governance and risk management frameworks.

The Bank has established AI Risk Guidelines and has existing data and model governance frameworks for the ethical and sound adoption of AI technologies, which includes cross-functional governance of access to, and usage of, tools within the enterprise.

Increased Reliance on Data and Models

The increasing role of data in decision making processes and operations, potential for bias, and increasing sensitivities and concerns on appropriate use of data in the decision-making process, can all result in reputational risk. Poor data quality and timeliness can hinder the Bank’s assessment and disclosure of key risk data needed to meet regulatory disclosure requirements, which could raise the Bank’s compliance and operational costs. Adoption of new technology (i.e., GenAI) in financial services can create new risks, such as potential copyrights and intellectual property infringement, spread of misinformation, and inaccuracy of model output stability in model performance impacting reliability for decision making.

The Bank has policies which outline guiding principles on how to manage the risks of using models and data, in alignment to the latest regulations on data and AI, while incorporating data ethics into its code of conduct and training. The Bank continues to invest in better modeling tools and stress testing capabilities.

Failure to Adapt to Technological Change

Risks and impacts emanating from digitalization of money, consumer directed finance (e.g., open banking), and digital innovations (e.g., cloud computing, digital wallets), combined with the complexity of operational/technological change, increases strategic risk and requires investments to adapt to new technologies to respond to changing customer needs, regulatory expectations, and cyber threats. Rapid digitalization has created greater dependency on technology to carry out critical business processes and as digital service usage continues to increase, stakeholder tolerance for downtime has reduced.

Technology is a focus for the Bank and is a key enabler for the Bank’s clients to do business easily, for automating processes, and for driving innovation, including better risk analytics. IT change management is an increasing risk focus as adoption of new technologies requires increasing execution speed to stay competitive.

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Principal Risks – Financial

Credit Risk

Credit risk is the risk of loss resulting from the failure of a borrower or counterparty to honour its financial or contractual obligations to the Bank. Credit risk arises in the Bank’s direct lending operations, and in its funding, investment and trading activities where counterparties have repayment or other obligations to the Bank.

Credit risk summary

•

The Bank’s overall loan book as of October 31, 2023 increased to $776 billion versus $770 billion as of October 31, 2022, with growth reflected in Personal, and Business and Government lending. Residential mortgages were $344 billion as of October 31, 2023, with 84% in Canada. The corporate loan book, which accounts for 40% of the total loan book, is composed of 55% of loans with an investment grade rating as of October 31, 2023, compared to 40% of the total loan book in October 31, 2022.

•

Loans and acceptances (Personal, and Business and Government lending) remained diversified by region, industry and customer. Regional exposure is spread across our key markets (Canada 66%, United States 8%, Chile 7%, Mexico 6% and Other 13%). Financial Services constitutes 4% of overall gross exposures (before consideration of collateral) and was $31 billion, a decrease of $8 billion from October 31, 2022. These exposures are predominately to highly rated counterparties and are generally collateralized.

The effective management of credit risk requires the establishment of an appropriate risk culture. Key credit risk policies and appetite statements are important elements used to create this culture.

The Board of Directors, either directly or through the Risk Committee (the Board), reviews and approves the Bank’s Credit Risk Appetite limits annually and Credit Risk Policy limits and thresholds biennially.

•	The objectives of the Credit Risk Appetite are to ensure that:

–	target markets and product offerings are well defined at both the enterprise-wide and business line levels;

–	the risk parameters for new underwritings and for the portfolios as a whole are clearly specified; and

–	transactions, including origination, syndication, loan sales and hedging, are managed in a manner that is consistent with the Bank’s risk appetite.

•	The Credit Risk Policy articulates the credit risk management framework, including:

–	credit risk management policies;

–	delegation of authority;

–	the credit risk management program;

–	credit risk management for trading and investment activities; and

–	Single Name and Aggregate limits, beyond which credit applications must be escalated to the Board for approval.

GRM develops the credit risk management framework and policies that detail, among other things, the credit risk rating systems and associated parameter estimates; the delegation of authority for granting credit; the methodology and calculation of the allowance for credit losses; and the authorization of write-offs.

Corporate and commercial credit exposures are segmented by various business lines and/or by major industry type. Aggregate credit risk limits for each of these segments are also reviewed and approved biennially by the Board. Portfolio management objectives and risk diversification are key factors in setting these limits.

Consistent with the Board-approved limits, borrower limits are set within the context of established lending criteria and guidelines for individual borrowers, particular industries, countries and certain types of lending, to ensure the Bank does not have excessive concentration to any single borrower, or related group of borrowers, particular industry sector or geographic region. Through the portfolio management process, loans may be syndicated to reduce overall exposure to a single name. For certain segments of the portfolio, credit derivative contracts are also used to mitigate the risk of loss due to borrower default. Risk is also mitigated through the selective sale of loans.

Banking units and GRM regularly review the various segments of the credit portfolio on an enterprise-wide basis to assess the impact of economic trends or specific events on the performance of the portfolio, and to determine whether corrective action is required. These reviews include the examination of the risk factors for particular products, industries and countries. The results of these reviews are reported to the Risk Management Committee and, when significant, to the Board.

Risk measures

The Bank’s credit risk rating systems support the determination of key credit risk parameter estimates (Probability of Default (PD), Loss-Given-Default (LGD) and Exposure at Default (EAD)) that are applicable to both Retail and Business Banking portfolios and are designed to measure customer credit and transaction risk. The parameters are an integral part of enterprise-wide policies and procedures encompassing governance, risk management, and control structure, and are used in various internal and regulatory credit risk quantification calculations.

The Bank’s credit risk rating system is subject to a comprehensive validation, governance and oversight framework. The objectives of this framework are to ensure that:

•

Credit risk rating methodologies and parameters are appropriately designed and developed, independently validated, and regularly reviewed, and that the results of each process are adequately documented; and

•	The validation process represents an effective challenge to the design and development process including an assessment of risk measures.

The Bank’s credit risk rating methodologies and parameters are reviewed and validated at least annually. Units within GRM are responsible for design, and development of credit risk rating methodologies and parameters. Separate units within GRM are responsible for validation and review. The operation of these separate units are functionally independent from the business units responsible for originating exposures. Within GRM, these units are also independent from the units involved in risk rating approval and credit adjudication.

Business Banking credit risk ratings and associated risk parameters affect lending decisions, and loan pricing. Both Business Banking and Retail Banking’s credit risk rating systems affect the computation of the allowance for credit losses, and regulatory capital.

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Management’s Discussion and Analysis

Corporate and commercial

Corporate and commercial credit exposure arises in the Bank’s business lines.

Risk ratings

The Bank’s risk rating system utilizes internal grade (IG) ratings – a 17 point scale used to differentiate the risk of default of borrowers, and the risk of loss on facilities. The general relationship between the Bank’s IG ratings and external agency ratings is shown in table T33.

IG ratings are also used to define credit adjudication authority levels appropriate to the size and risk of each credit application. Lower-rated credits require increasingly more senior management involvement depending upon the aggregate exposure. Where a credit exceeds the authority delegated to a credit unit, credit units will refer the request – with its recommendation – to a senior credit committee for adjudication. In certain cases, these must be referred to the Risk Committee of the Board of Directors.

Adjudication

Credit adjudication units within GRM analyze and evaluate all significant credit requests for corporate and commercial credit exposures, to ensure that risks are adequately assessed, properly approved, continually monitored and actively managed. The decision-making process begins with an assessment of the credit risk of the individual borrower or counterparty. Key factors considered in the assessment include:

•	The borrower’s management;
•	The borrower’s current and projected financial results and credit statistics;
•	The industry in which the borrower operates;
•	Environmental and Climate Change risks (including regulatory or reputational impacts);
•	Economic trends; and
•	Geopolitical risk.

Based on this assessment, a risk rating is assigned to the individual borrower or counterparty, using the Bank’s risk rating systems.

A separate risk rating is also assigned at the facility level, taking into consideration additional factors, such as security, seniority of claim, structure, term and any other forms of credit risk mitigation that affect the amount of potential loss in the event of a default of the facility. Security typically takes the form of charges over inventory, receivables, real estate, and operating assets when lending to corporate and commercial borrowers; and cash or treasuries for trading lines such as securities lending, repurchase transactions, and derivatives. The types of acceptable collateral, and related valuation processes are documented in risk management policies and manuals.

Other forms of credit risk mitigation include third party guarantees and, in the case of derivatives facilities, master netting agreements.

Internal borrower and facility risk ratings are assigned when a facility is first authorized, and are promptly re-evaluated and adjusted, if necessary, as a result of changes to the customer’s financial condition or business prospects. Re-evaluation is an ongoing process, and is done in the context of general economic changes, specific industry prospects, and event risks, such as revised financial projections, interim financial results and extraordinary announcements.

The internal credit risk ratings are also considered as part of the Bank’s adjudication limits. Single borrower limits are much lower for higher risk borrowers than low risk borrowers.

The credit adjudication process also uses a risk-adjusted return on equity profitability model to ensure that the client and transaction structure offers an appropriate return for a given level of risk. For the corporate portfolio, and the large borrowers in International, the Loan Portfolio Management Group reviews the profitability model results, together with external benchmarks, and provides an opinion on the relative return and pricing of each transaction above a minimum threshold.

Individual credit exposures are regularly monitored by both the business line units and GRM for any signs of deterioration. In addition, the business line units and GRM conduct a review and risk analysis of each borrower annually, or more frequently for higher-risk borrowers. If, in the judgement of management, an account requires the expertise of specialists in workouts and restructurings, it will be transferred to a special accounts management group for monitoring and resolution.

Credit Risk Mitigation – Collateral/Security

Traditional Non-Retail Products (e.g. Operating lines of Credit, Term Loans)

Collateral values are accurately identified at the outset and throughout the tenure of a transaction by using standard evaluation methodologies. Collateral valuation estimates are conducted at a frequency that is appropriate to the frequency by which the market value fluctuates, using the collateral type and the borrower risk profile.

In addition, when it is not cost effective to monitor highly volatile collateral (e.g. accounts receivable, inventory), appropriate lending margins are applied to compensate (e.g. accounts receivable are capped at 80% of value, inventory at 50%). The frequency of collateral valuations is also increased when early warning signals of a borrower’s deteriorating financial condition are identified.

Borrowers are required to confirm adherence to covenants including confirmation of collateral values on a periodic basis, which are used by the Bank to provide early warning signals of collateral value deterioration. Periodic inspections of physical collateral are performed where appropriate and where reasonable means of doing so are available.

Bank procedures require verification including certification by banking officers during initial, annual, and periodic reviews, that collateral values/margins/etc. have been assessed and, where necessary, steps have been taken to mitigate any decreased collateral values.

The Bank does not use automated valuation models (AVMs) for valuation purposes for traditional non-retail products. GRM performs its own valuations of companies based on various factors such as book value, discounted book value, enterprise value etc.

Commercial/Corporate Real Estate

New or updated appraisals are generally obtained at inception of a new facility, as well as during loan modifications, loan workouts and troubled debt restructure. The primary reason for requiring a new appraisal is if, in the reasonable opinion of the banking execution unit, or GRM, there has been a material change in value. Additionally, none of the appraisal guidelines contained within the policies should dissuade the Bank from requesting an appraisal more frequently if an adverse change in market conditions, sponsorship, credit worthiness, or other underwriting assumptions is realized or expected.

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Appraisals must be in writing and must contain sufficient information and analysis to support the Bank’s decision to make the loan. Moreover, in rendering an opinion of the property’s market value, third party appraisers are responsible for establishing the scope of work necessary to develop credible assignment results. The appraisal must meet the regulatory and industry requirements which, depending on the type of property being appraised, contain any or all of the following three approaches to value:

i.	comparable sales approach

ii.	replacement cost approach

iii.	income approach

The appraiser must disclose the rationale for the omission of any valuation approach. Furthermore, the appraiser must disclose whether the subject property was physically inspected and whether anyone provided significant assistance to the person signing the appraisal report. The report must contain a presentation and explanation of the assumptions used in determining value under each of the above mentioned approaches.

Review of every appraisal is conducted by the banking units and GRM to confirm that the appraisal identifies all of the relevant issues for the specific asset class, location and economic environment and incorporates all appropriate valuation methodologies and assumptions. In most cases, the banking units also include comparable properties in addition to what is included in the appraisal to further justify value.

When third party assessors are used, they must be accredited and satisfactory to the Bank. In addition, GRM validates any third party valuations via internal desktop estimates either based on comparables or discounted income valuations.

Traded products

Traded products are transactions such as OTC derivatives (including foreign exchange and commodity based transactions), and Securities Financing Transactions (including repurchase/reverse repurchase agreements, and securities lending/borrowing). Credit risks arising from traded products cannot be determined with certainty at the outset, because during the tenure of a transaction the dollar value of the counterparty’s obligation to the Bank will be affected by changes in the capital markets (such as changes in stock prices, interest rates, and exchange rates). The Bank adjudicates credit exposures arising from transacting in traded products by considering their current fair value plus an additional component to reflect potential future changes in their mark-to-market value. The credit adjudication process also includes an evaluation of potential wrong-way risk, which arises when the exposure to a counterparty is positively correlated to the probability of default of that counterparty.

Credit risk associated with traded products is managed within the same credit adjudication process as the lending business. The Bank considers the credit risk arising from lending activities, as well as the potential credit risk arising from transacting in traded products with that counterparty.

Credit risk mitigation – collateral/security

Derivatives are generally transacted under industry standard International Swaps and Derivatives Association (ISDA) master netting agreements, which allow for a single net settlement of all transactions covered by that agreement in the event of a default or early termination of the transactions. ISDA agreements are frequently accompanied by an ISDA Credit Support Annex (CSA), the terms of which may vary according to each party’s view of the other party’s creditworthiness. CSAs and regulation in some jurisdictions can require both parties to post initial margin (regulatory and non-regulatory). CSAs also allow for variation margin to be called if total uncollateralized mark-to-market exposure exceeds an agreed upon threshold. Such variation margin provisions can be one-way (only one party will ever post collateral) or bilateral (either party may post depending upon which party is in-the-money). The CSA will also detail the types of collateral that are acceptable to each party, and the haircuts that will be applied against each collateral type. The terms of the ISDA master netting agreements and CSAs are taken into consideration in the calculation of counterparty credit risk exposure.

For derivative transactions, investment grade counterparties account for approximately 90% of the credit risk. Approximately 42% of the Bank’s derivative counterparty exposures are to bank counterparties, as defined under Basel III revision. After taking into consideration, where applicable, netting and collateral arrangements, no net credit risk amount arising from traded products transactions with any single counterparty was considered material to the financial position of the Bank as at October 31, 2023. No individual exposure to an investment grade bilateral counterparty exceeded $2,188 million and no individual exposure to a corporate counterparty exceeded $477 million.

Retail

Retail credit exposures arise in the Canadian Banking and International Banking business lines.

Adjudication

The decision-making process for retail loans ensures that credit risks are adequately assessed, properly approved, continually monitored and actively managed. Generally, credit decisions on consumer loans are processed by proprietary adjudication software and are based on risk ratings and customer segmentation, which are generated using predictive credit scoring models.

The Bank’s credit adjudication and portfolio management methodologies are designed to ensure consistent underwriting and early identification of problem loans in line with our risk appetite. The Bank’s rigorous credit underwriting and retail risk modeling methodologies are more customer focused than product focused. The Bank’s view is that a customer-centric approach provides better risk assessment than product-based approaches, a more consistent experience to the customer, and should result in lower loan losses over time.

All credit scoring and policy changes are initiated by units within GRM that are functionally independent from the business units responsible for retail portfolios. Risk models and parameters are also subject to independent validation and review from the units involved in the design and development of models. The review process includes referral to the appropriate Senior Credit Committee for approval, where required. Consumer credit portfolios are reviewed at least monthly to identify emerging trends in loan quality and to assess whether corrective action is required.

Risk ratings

The Bank’s consumer risk rating systems are oriented to borrower or transaction risk. Each retail exposure is assigned a risk grade based on the customer’s credit history and/or internal credit score. The Bank’s automated risk rating systems assess the ongoing credit-worthiness of individual customers on a monthly basis. This process provides for meaningful and timely identification and management of problem loans.

The risk rating system under the AIRB approach is subject to regular review and ongoing performance monitoring of key components. Risk model validations are conducted independently from the areas responsible for rating system development and implementation, to ensure effective independence in design and performance review.

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Management’s Discussion and Analysis

Customer behavior characteristics which are used as inputs within the Bank’s Basel III AIRB models are consistent with those used by the Bank’s Canadian consumer risk rating systems. The International portfolios are subject to the Standardized approach at this time.

Credit risk mitigation – collateral/security

The property values for residential real estate secured exposures are confirmed at origination through a variety of validation methodologies, including AVM and full appraisals (in-person inspection). The appraisal is completed by a third party, Bank approved appraiser. For monitoring of material portfolios, property values are indexed quarterly to house prices. For loan impairment within material portfolios, residential property values are re-confirmed using third party AVM’s.

Where AVM values are used, these AVM values are subject to routine validation through a continuous random sampling process that back-tests AVM values against available property appraisals (primarily third party AVMs). Where third party appraisals are obtained, the Bank relies on the professional industry accreditation of the appraiser. Samples of approved appraisal reports are reviewed by the Bank’s senior appraisers to ensure consistent appraisal quality and satisfactory appraisal values. The third party appraisers are selected from a pre-approved list of Bank-vetted appraisers.

Credit Quality

IFRS 9 Financial Instruments requires the consideration of past events, current conditions and reasonable and supportable forward-looking information over the life of the exposure to measure expected credit losses. Furthermore, to assess significant increases in credit risk, IFRS 9 requires that entities assess changes in the risk of a default occurring over the expected life of a financial instrument when determining staging. Consistent with the requirements of IFRS 9, the Bank considers both quantitative and qualitative information in the assessment of a significant increase in credit risk.

The Bank’s models are calibrated to consider past performance and macroeconomic forward-looking variables as inputs, as further described below. Expert credit judgement may be applied in circumstances where, in the Bank’s view, the inputs, assumptions, and/or modelling techniques do not capture all relevant risk factors, including the emergence of economic or political events of the market up to the date of the financial statements. Expert credit judgement is applied in the assessment of underlying credit deterioration and migration of balances to progressive stages.

The Bank has generated a forward-looking base case scenario and three alternate forward-looking scenarios (one optimistic and two pessimistic) as key inputs into the expected credit loss provisioning models.

Over the last year, both the Canadian and U.S. economies proved resilient in the face of monetary tightening, driven largely by resilient labour markets, strong consumption and pent-up demand. This economic resilience and resulting inflationary pressures necessitated more monetary policy tightening than anticipated a year ago. Therefore, while economic growth for both countries in 2023 is now expected to be higher relative to a year ago, growth projections for 2024 have been revised down to reflect the impact of higher policy rates on their economies. This is more evident for Canada given the impacts of wildfires, floods, and strikes, while the U.S. consumer remains relatively more robust. Despite this additional tightening and downward revisions, both economies’ labour markets have remained resilient, supporting a base case forecast of slowing growth into 2024 without a large-scale contraction. In line with recent progress on the inflation front and the expected economic stalling, the base case scenario sees inflation measures in both countries returning to targets by 2025 without additional monetary policy tightening.

The optimistic scenario features somewhat stronger economic activity relative to the base case. The pessimistic scenario is based on the recent banking sector turmoil in the U.S. and Europe, and features deteriorating private sector financial conditions and confidence. These are reducing economic activity and inflation worldwide from the base case scenario, requiring central banks to reduce their monetary policy rates to mitigate the decline in economic activity and prevent inflation from falling below targeted ranges. Lastly, the very pessimistic scenario features a strong stagflationary impulse that leads to a protracted period of financial market uncertainty. This results in higher inflation, requiring central banks to raise their policy rate to higher levels than in the base case in order to bring inflation under control, which is dampening economic activity.

In light of mounting risks in the global economy, including heightened geopolitical tensions, sovereign yield volatility, and weather-related events, the Bank increased the weight of the pessimistic scenarios in calculating the allowance for credit losses on performing loans compared to the prior year, to capture the elevated downside risk to the outlook.

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The following section provides additional detail on certain key macroeconomic variables used to calculate the modelled estimate for the allowance for credit losses (see page 191 for all key variables). Further changes in these variables up to the date of the financial statements are incorporated through expert credit judgement.

•

Gross Domestic Product (GDP): The base case scenario assumes a slowdown in economic activity into 2024 in Canada and the U.S., owing to the impacts of monetary tightening on both economies. In Canada, we expect the economy will grow by about 1.2% in 2023 before slowing to 0.7% in 2024 and picking up pace again in 2025. This is similar to the outlook for the U.S., where we expect an economic expansion of about 2.1% in 2023 before slowing to 0.6% in 2024. Relative to last year, this profile reflects more economic resiliency in 2022 and 2023 than previously expected.

•

Unemployment Rate: The base case scenario assumes a modest increase in the unemployment rate in both Canada and the U.S. through 2025. The employment response to the economic slowdown predicted next year is expected to be muted relative to previous cycles owing to tight labour market conditions. Unemployment rate projections for both countries are lower than they were last year, particularly in the U.S., owing to much more resilient labour markets than previously assessed.

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Management’s Discussion and Analysis

T43  Allowance for credit losses by business line

As at October 31 ($ millions)	2023	2022
Canadian Banking
Retail	$1,865	$1,528
Commercial	507	328
	$2,372	$1,856
International Banking
Retail
Caribbean and Central America	$481	$547
Mexico	622	576
Peru	667	631
Chile	635	490
Colombia	350	247
Other	99	84
Commercial	941	780
	$3,795	$3,355
Global Wealth Management	$27	$20
Global Banking and Markets	$176	$115
Other	$2	$2

Allowance for credit losses on loans	$6,372	$5,348
Allowance for credit losses on:
Acceptances	$90	$31
Off-balance sheet exposures	149	108
Debt securities and deposits with financial institutions	18	12
Total Allowance for credit losses	$6,629	$5,499

Allowance for credit losses

The total allowance for credit losses as at October 31, 2023 was $6,629 million compared to $5,499 million in the prior year. The allowance for credit losses ratio was 85 basis points, an increase of 14 basis points. The allowance for credit losses for loans was $6,372 million, an increase of $1,024 million from October 31, 2022. The increase was due to the unfavourable macroeconomic outlook and the uncertainty around the impacts of higher interest rates, on certain sectors in the North American non-retail portfolios and the resulting migration in the retail portfolios, as well as the impact of foreign currency translation.

The allowance for credit losses on performing loans was higher at $4,491 million compared to $3,713 million as at October 31, 2022. The allowance for performing loans ratio was 61 basis points, an increase of 11 basis points from the prior year. The increase was due to the unfavourable macroeconomic outlook and the uncertainty around the impacts of higher interest rates, on certain sectors in the North American non-retail portfolios and the resulting migration in the retail portfolios, as well as the impact of foreign currency translation.

The allowance on impaired loans increased by $246 million to $1,881 million from $1,635 million last year (refer to T44). The allowance for impaired loans ratio was 24 basis points, an increase of three basis points. The increase was due primarily to higher retail provisions and the impact of foreign currency translation.

The allowance for credit losses on impaired loans in Canadian Banking increased by $76 million to $491 million, due primarily to higher retail formations. In International Banking, the allowance for credit losses on impaired loans increased by $179 million to $1,364 million, due primarily to higher retail provisions across the Pacific Alliance and the impact of foreign currency translation. In Global Banking and Markets, the allowance for credit loss on impaired loans was $16 million, a decrease of $12 million from last year. In Global Wealth Management, the allowance for credit loss on impaired loans increased by $3 million to $10 million.

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T44  Impaired loans by business line

	2023			2022

As at October 31 ($ millions)	Gross impaired loans	Allowance for credit losses	Net impaired loans	Gross impaired loans	Allowance for credit losses	Net impaired loans
Canadian Banking
Retail	$965	$353	$612	$603	$266	$337
Commercial	475	138	337	314	149	165
	$1,440	$491	$949	$917	$415	$502
International Banking
Caribbean and Central America	$662	$160	$502	$718	$185	$533
Latin America
Mexico	1,183	372	811	1,020	294	726
Peru	691	372	319	761	352	409
Chile	1,098	264	834	740	202	538
Colombia	356	97	259	301	67	234
Other Latin America	167	99	68	155	85	70
Total Latin America	3,495	1,204	2,291	2,977	1,000	1,977
	$4,157	$1,364	$2,793	$3,695	$1,185	$2,510
Global Wealth Management	$32	$10	$22	$18	$7	$11
Global Banking and Markets
Canada	$96	$15	$81	$128	$21	$107
U.S.	–	–	–	–	–	–
Asia and Europe	1	1	–	28	7	21
	$97	$16	$81	$156	$28	$128
Totals	$5,726	$1,881	$3,845	$4,786	$1,635	$3,151

Impaired loan metrics

	Net impaired loans

As at October 31 ($ millions)	2023	2022
Net impaired loans as a % of loans and acceptances(1)	0.50%	0.41%
Allowance against impaired loans as a % of gross impaired loans(1)	33%	34%

(1)	Refer to Glossary on page 136 for the description of the measure.

Impaired loans

Gross impaired loans increased to $5,726 million as at October 31, 2023, from $4,786 million last year (refer to T69). The increase was due primarily to higher formations in Canadian Banking and International retail portfolios, and the impact of foreign currency translation.

Impaired loans in Canadian Banking increased by $523 million, due primarily to higher formations in the retail and commercial portfolios. In International Banking, impaired loans increased by $462 million, due primarily to higher retail formations and the impact of foreign currency translation, partly offset by lower commercial formations. Impaired loans in Global Banking and Markets decreased by $59 million, due primarily to repayments. Impaired loans in Global Wealth Management increased by $14 million. The gross impaired loan ratio was 74 basis points as at October 31, 2023, an increase of 12 basis points.

Net impaired loans, after deducting the allowance for credit losses, were $3,845 million as at October 31, 2023, an increase of $694 million from the prior year. Net impaired loans as a percentage of loans and acceptances were 0.50% as at October 31, 2023, an increase of nine basis points from 0.41% last year.

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Management’s Discussion and Analysis

Portfolio review

Canadian Banking

Gross impaired loans in the retail portfolio increased by $362 million or 60% from last year, due primarily to higher formations. The allowance for credit losses on impaired loans in the retail portfolio was $353 million, an increase of $87 million or 33% from last year due to higher formations.

In the commercial loan portfolio, gross impaired loans increased by $161 million to $475 million due primarily to higher formations. The allowance for credit losses on impaired loans was $138 million, down $11 million or 7% from last year.

International Banking

In the retail portfolio, gross impaired loans increased by $432 million to $2,055 million, due primarily to higher formations, mainly Pacific Alliance, and the impact of foreign currency translation. The allowance for credit losses on impaired loans in the retail portfolio was $802 million, an increase of $116 million or 17% from last year, due primarily to higher formations and the impact of foreign currency translation.

In the commercial portfolio, gross impaired loans were $2,102 million, an increase of $30 million from last year, due primarily to the impact of foreign currency translation, partly offset by lower formations. The allowance for credit losses on impaired loans was $562 million, an increase of $63 million or 13% from last year, due primarily to the impact of foreign currency translation.

Global Wealth Management

Gross impaired loans in Global Wealth Management were $32 million, an increase of $14 million from last year due primarily to higher formations. The allowance for credit losses on impaired loans was $10 million, an increase of $3 million from last year.

Global Banking and Markets

Gross impaired loans in Global Banking and Markets decreased by $59 million to $97 million, due primarily to repayments. The allowance for credit losses on impaired loans was $16 million, a decrease of $12 million from last year.

Risk diversification

The Bank’s exposure to various countries and types of borrowers are well diversified (see T63 and T67). Chart C28 shows loans and acceptances by geography. Ontario represents the largest Canadian exposure at 36% of the total. Latin America was 19% of the total exposure and the U.S. was 8%.

Chart C29 shows loans and acceptances by type of borrower (see T67). Excluding loans to households, the largest industry exposures were real estate and construction (9%), financial services (4% including banks and non-banks) and utilities (4%).

Risk mitigation

To mitigate exposures in its performing corporate portfolios, the Bank uses diversification by company, industry, and country, with loan sales and credit derivatives used sparingly. In 2023, loan sales totaled $192 million, compared to $309 million in 2022. As at October 31, 2023, no credit derivatives were used to mitigate loan exposures in the portfolios (October 31, 2022 – nil). The Bank actively monitors industry and country concentrations. As in the case with all industry exposures, the Bank continues to closely follow developing trends and takes additional steps to mitigate risk as warranted.

Overview of loan portfolio

The Bank has a well-diversified portfolio by product, business and geography. Details of certain portfolios of current focus are highlighted below.

C28	Well diversified in Canada and internationally... loans and acceptances, October 2023

C29	... and in household and business lending loans and acceptances, October 2023

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Real estate secured lending

A large portion of the Bank’s lending portfolio is comprised of residential mortgages and consumer loans, which are well diversified by borrower. As at October 31, 2023, these loans accounted for $466 billion or 60% of the Bank’s total loans and acceptances outstanding (October 31, 2022 – $463 billion or 60%). Of these, $367 billion or 79% are real estate secured loans (October 31, 2022 – $371 billion or 80%). The tables below provide more details by portfolios.

Insured and uninsured residential mortgages and home equity lines of credit

The following table presents amounts of insured and uninsured residential mortgages and home equity lines of credit (HELOCs), by geographic area.

T45  Insured and uninsured residential mortgages and HELOCs, by geographic areas(1)

	2023
	Residential mortgages						Home equity lines of credit
As at October 31	Insured(2)		Uninsured		Total		Insured(2)		Uninsured		Total
($ millions)	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
Canada:(3)
Atlantic provinces	$4,859	1.7	$6,458	2.2	$11,317	3.9	$–	–	$1,059	4.7	$1,059	4.7
Quebec	7,679	2.6	11,842	4.1	19,521	6.7	–	–	1,138	5.0	1,138	5.0
Ontario	31,023	10.7	130,580	45.0	161,603	55.7	–	–	13,228	58.9	13,228	58.9
Manitoba & Saskatchewan	5,247	1.8	4,400	1.5	9,647	3.3	–	–	611	2.7	611	2.7
Alberta	15,972	5.5	14,793	5.1	30,765	10.6	–	–	2,221	9.9	2,221	9.9
British Columbia & Territories	10,758	3.7	46,642	16.1	57,400	19.8	–	–	4,215	18.8	4,215	18.8
Canada(4)(5)	$75,538	26.0%	$214,715	74.0%	$290,253	100%	$–	–%	$22,472	100%	$22,472	100%
International	–	–	53,929	100	53,929	100	–	–	–	–	–	–
Total	$75,538	21.9%	$268,644	78.1%	$344,182	100%	$–	–%	$22,472	100%	$22,472	100%
	2022
Canada(4)(5)	$83,514	27.6%	$218,972	72.4%	$302,486	100%	$–	–%	$22,178	100%	$22,178	100%
International	–	–	46,793	100	46,793	100	–	–	–	–	–	–
Total	$83,514	23.9%	$265,765	76.1%	$349,279	100%	$–	–%	$22,178	100%	$22,178	100%

(1)	The measures in this section have been disclosed in this document in accordance with OSFI Guideline – B20 - Residential Mortgage Underwriting Practices and Procedures (January 2018).
(2)

Default insurance is contractual coverage for the life of eligible facilities whereby the Bank’s exposure to real estate secured lending is protected against potential shortfalls caused by borrower default. This insurance is provided by either government-backed entities or private mortgage insurers.

(3)	The province represents the location of the property in Canada.
(4)	Includes multi-residential dwellings (4+ units) of $3,710 (October 31, 2022 – $3,782) of which $2,458 are insured (October 31, 2022 – $2,524).
(5)	Variable rate mortgages account for 33% (October 31, 2022 – $37%) of the Bank’s total Canadian residential mortgage portfolio.

Amortization period ranges for residential mortgages

The following table presents the distribution of residential mortgages by remaining amortization periods, and by geographic areas.

T46  Distribution of residential mortgages by remaining amortization periods, and by geographic areas(1)

	2023
	Residential mortgages by remaining amortization periods
As at October 31	Less than 20 years	20-24 years	25-29 years	30-34 years	35 years and greater	Total residential mortgage
Canada	34.2%	37.4%	27.7%	0.5%	0.2%	100%
International	64.5%	17.2%	17.2%	1.1%	–%	100%
	2022
Canada	29.2%	40.5%	28.5%	1.6%	0.2%	100%
International	62.8%	16.9%	17.5%	2.8%	–%	100%

(1)	The measures in this section have been disclosed in this document in accordance with OSFI Guideline – B20 – Residential Mortgage Underwriting Practices and Procedures (January 2018).

Loan to value ratios

The Canadian residential mortgage portfolio is 74% uninsured (October 31, 2022 – 72%). The average loan-to-value (LTV) ratio of the uninsured portfolio is 49% (October 31, 2022 – 49%).

The following table presents the weighted average LTV ratio for total newly originated uninsured residential mortgages and home equity lines of credit during the year, which include mortgages for purchases, refinances with a request for additional funds and transfers from other financial institutions, by geographic areas.

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Management’s Discussion and Analysis

T47  Loan to value ratios(1)

	Uninsured LTV ratios(2)
	For the year ended October 31, 2023
	Residential mortgages LTV%	Home equity lines of credit(3) LTV%
Canada:
Atlantic provinces	58.5%	62.8%
Quebec	60.1	67.4
Ontario	60.4	62.4
Manitoba & Saskatchewan	61.7	62.3
Alberta	62.1	68.1
British Columbia & Territories	59.0	61.7
Canada	60.2%	62.9%
International	71.7%	n/a

	For the year ended October 31, 2022
Canada	63.4%	63.0%
International	72.7%	n/a

(1)	The measures in this section have been disclosed in this document in accordance with OSFI Guideline – B20 – Residential Mortgage Underwriting Practices and Procedures (January 2018).
(2)	The province represents the location of the property in Canada.
(3)

Includes all HELOCs. For Scotia Total Equity Plan HELOC’s, LTV is calculated based on the sum of residential mortgages and the authorized limit for related HELOCs, divided by the value of the related residential property, and presented on a weighted average basis for newly originated mortgages and HELOCs.

Potential impact on residential mortgages and real estate home equity lines of credit in the event of an economic downturn

As part of its stress testing program, the Bank analyzes the impact of various combinations of home price declines and unemployment increases on the Bank’s residential mortgage portfolios. Those results continue to show that credit losses and impacts on capital ratios are within a level the Bank considers manageable. In addition, the Bank has undertaken extensive all-Bank scenario analyses to assess the impact to the enterprise of different scenarios and is confident that it has the financial resources to withstand even a very negative outlook.

Loans to Canadian condominium developers

The Bank had loans outstanding to Canadian condominium developers of $3,259 million as at October 31, 2023 (October 31, 2022 – $2,134 million). This is a high quality portfolio with well-known developers who have long-term relationships with the Bank.

Commercial real estate exposures

The Bank’s commercial real estate portfolio was $67.4 billion, or 8.7% of the Bank’s total loans and acceptances outstanding as at October 31, 2023 (October 31, 2022 – $60.9 billion or 7.9%). This portfolio is largely comprised of loans to the residential and industrial sectors (73%), both with relatively stable fundamentals. Total exposure to the Office subsector represents approximately 9% of the commercial real estate portfolio, of which 60% are investment grade facilities.

Regional non-retail exposures

The Bank’s exposures outside Canada and the U.S. are diversified by region and product and are sized appropriately relative to the credit worthiness of the counterparties (65% of the exposures are to investment grade counterparties based on a combination of internal and external ratings). The Bank’s exposures are carried at amortized cost or fair value using observable inputs, with negligible amounts valued using models with unobservable inputs (Level 3). There were no significant events during the year that materially impacted the Bank’s exposures.

The Bank has no direct exposure to Russia or Ukraine. While some customers may be negatively impacted by the conflict in the region and by trade restrictions as a result of sanctions, the impact to the Bank, to date, is immaterial and appropriately mitigated.

The Bank’s exposure to sovereigns was $66.2 billion as at October 31, 2023 (October 31, 2022 – $60.5 billion), $16.7 billion to banks (October 31, 2022 – $16.3 billion) and $129.2 billion to corporates (October 31, 2022 – $128.2 billion).

In addition to exposures detailed in the table below, the Bank had indirect exposures consisting of securities exposures to non-European entities whose parent company is domiciled in Europe of $0.3 billion as at October 31, 2023 (October 31, 2022 – $0.4 billion).

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The Bank’s regional credit exposures are distributed as follows:

T48  Bank’s regional credit exposures distribution

As at October 31	2023							2022

($ millions)	Loans and loan equivalents(1)	Deposits with financial institutions	Securities(2)	SFT and derivatives(3)	Funded Total	Undrawn Commitments(4)	Total	Total
Latin America(5)	$91,148	$11,559	$24,395	$2,533	$129,635	$8,080	$137,715	$130,858
Caribbean and Central America	12,269	3,930	3,733	29	19,961	3,341	23,302	24,186
Europe, excluding U.K.	7,969	3,525	1,025	3,295	15,814	10,601	26,415	24,298
U.K.	8,809	1,974	644	5,695	17,122	8,423	25,545	24,370
Asia	12,858	1,151	15,146	259	29,414	8,957	38,371	37,210
Other(6)	61	–	45	71	177	421	598	1,499
Total	$133,114	$22,139	$44,988	$11,882	$212,123	$39,823	$251,946	$242,421

(1)

Individual allowances for credit losses are $563. Letters of credit and guarantees are included as funded exposure as they have been issued. Included in loans and loans equivalent are letters of credit and guarantees which total $16,297 as at October 31, 2023 (October 31, 2022 – $15,462).

(2)	Exposures for securities are calculated taking into account derivative positions where the security is the underlying reference asset and short trading positions, with net short positions in brackets.
(3)

SFT comprise of securities purchased under resale agreements, obligations related to securities sold under repurchase agreements and securities lending and borrowing transactions. Gross and net funded exposures represent all net positive positions after taking into account collateral. Collateral held against derivatives was $5,867 and collateral held against SFT was $126,120.

(4)

Undrawn commitments represent an estimate of the contractual amount that may be drawn upon by the obligor and include commitments to issue letters of credit on behalf of other banks in a syndicated bank lending arrangement.

(5)	Includes countries in the Pacific Alliance plus Brazil, Uruguay, Venezuela, Ecuador and Argentina.
(6)	Includes Middle East and Africa.

Market Risk

Market risk is the risk of loss from changes in market prices and rates (including interest rates, credit spreads, equity prices, foreign exchange rates and commodity prices), the correlations between them, and their levels of volatility. Market risk includes trading risk, investment risk, structural interest rate risk and structural foreign exchange risk. Below is an index of market risk disclosures:

Market risk factors

Interest rate risk

The risk of loss due to changes in the level and/or the volatility of interest rates. This risk affects instruments such as, but not limited to, debt securities, loans, mortgages, deposits and derivatives.

Interest rate risks are managed through sensitivity analysis (including economic value of equity and net interest income), stress testing, and VaR limits and mitigated through portfolio diversification and hedges using interest rate derivatives and debt securities.

Credit spread risk

The risk of loss due to changes in the market price and volatility of credit, or the creditworthiness of issuers. This risk is mainly concentrated in loan and debt securities portfolios. Risk is managed through sensitivity, jump-to-default, stress testing and VaR limits and mitigated through hedges using credit derivatives.

Foreign currency risk

The risk of loss resulting from changes in currency exchange rates and exchange rate volatility. Foreign currency denominated debt and other securities as well as future cash flows in foreign currencies are exposed to this type of risk. Risk is managed through sensitivity, stress testing and VaR limits and mitigated through hedges using foreign exchange positions and derivatives.

Equity risk

The risk of loss due to changes in prices, volatility or any other equity related risk factor of individual equity or equity linked securities. This risk affects instruments such as, but not limited to, equities, exchange traded funds, mutual funds, derivatives and other equity linked products. Risk is managed through sensitivity, stress testing and VaR limits and mitigated through hedges using physical equity and derivatives instruments.

Commodity risk

The risk of loss due to changes in prices or volatility of metal, energy and agriculture products. Risk is managed through sensitivity, stress testing and VaR limits and mitigated through derivative hedges.

The following maps risk factors to trading and non-trading activities:

Non-trading Funding	Investments	Trading

Interest rate risk Foreign currency risk	Interest rate risk Credit spread risk Foreign currency risk Equity risk	Interest rate risk Credit spread risk Foreign currency risk Equity risk Commodity risk

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Management’s Discussion and Analysis

Market risk governance

Overview

The Board of Directors reviews and approves market risk policies and limits annually. The Bank’s Asset-Liability Committee (ALCO) and Market Risk Management and Policy Committee (MRMPC) oversee the application of the framework set by the Board, and monitor the Bank’s market risk exposures and the activities that give rise to these exposures. The MRMPC establishes specific operating policies and sets limits at the product, portfolio, business unit and business line levels, and for the Bank in total. Limits are reviewed at least annually.

Global Risk Management provides independent oversight of all significant market risks, supporting the MRMPC and ALCO with analysis, risk measurement, monitoring, reporting, proposals for standards and support for new product development. To ensure compliance with policies and limits, market risk exposures are independently monitored on a continuing basis, either by Global Risk Management, the back offices, or Finance. They provide senior management, business units, the ALCO, and the MRMPC with a series of daily, weekly and monthly reports of market risk exposures by business line and risk type.

The Bank uses a variety of metrics and models to measure and control market risk exposures. These measurements are selected based on an assessment of the nature of risks in a particular activity. The principal measurement techniques are Value at Risk (VaR), Incremental Risk Charge, stress testing, and sensitivity analysis. The use and attributes of each of these techniques are noted in the Risk Measurement Summary.

Risk measurement summary

Value at risk (VaR)

VaR is a statistical method of measuring potential loss due to market risk based upon a common confidence interval and time horizon. The Bank calculates VaR daily using a 99% confidence level, and a one-day holding period for its trading portfolios. This means that once in every 100 days, the trading positions are expected to lose more than the VaR estimate. VaR has two components: general market risk and debt specific risk. The Bank calculates general market risk VaR using historical simulation based on 300 days of market data. Obligor specific risk on debt instruments and credit derivatives not captured in general market risk VaR is calculated through the debt specific risk VaR, which uses historical resampling. In addition, the Bank calculates a Stressed VaR measure which follows the same basic methodology as VaR but is calibrated to a one year stressed period. The stressed period is determined based on analysis of the trading book’s risk profile against historical market data. Stressed VaR complements VaR in that it evaluates the impact of market volatility that is outside the VaR’s historical set.

All material risk factors are captured in VaR. Where historical data is not available, proxies are used to establish the relevant volatility for VaR and Stressed VaR until sufficient data is available. Changes in VaR between reporting periods are generally due to changes in positions, volatilities and/or correlations between asset classes. VaR is also used to evaluate risks arising in certain funding and investment portfolios. Backtesting is also an important and necessary part of the VaR process. The Bank backtests the actual trading profit and loss against the VaR result to validate the quality and accuracy of the Bank’s VaR model. The Board reviews VaR results quarterly.

Incremental Risk Charge (IRC)

Basel market risk capital requirements includes IRC which captures the following:

Default risk: This is the potential for direct losses due to an obligor’s (bond issuer or counterparty) default.

Credit migration risk: This is the potential for direct losses due to a credit rating downgrade or upgrade.

A Monte Carlo model is used to perform default and migration simulations for the obligors underlying credit derivative and bond portfolios. IRC is calculated at the 99.9th percentile with a one year liquidity horizon.

Stress testing

A limitation of VaR and Stressed VaR is that they only reflect the recent history of market volatility and a specific one year stressed period, respectively. To complement these measures, stress testing examines the impact that abnormally large changes in market factors and periods of prolonged inactivity might have on trading portfolios. Stress testing scenarios are designed to include large shifts in risk factors as well as historical and theoretical multi risk market events. Historical scenarios capture severe movements over periods that are significantly longer than the one-day holding period captured in VaR, such as the 2008 Credit Crisis or the 1998 Russian Financial Crisis. Similar to Stressed VaR, stress testing provides management with information on potential losses due to tail events. In addition, the results from the stress testing program are used to verify that the Bank’s market risk capital is sufficient to absorb these potential losses.

The Bank subjects its trading portfolios to a series of daily, weekly and monthly stress tests. The Bank also evaluates risk in its investment portfolios monthly, using stress tests based on risk factor sensitivities and specific market events. The stress testing program is an essential component of the Bank’s comprehensive risk management framework which complements the VaR methodology and other risk measures and controls employed by the Bank.

Sensitivity analysis

In trading portfolios, sensitivity analysis is used to measure the effect of changes in risk factors, including prices and volatility, on financial products and portfolios. These measures apply across product types and geographies and are used for limit monitoring and management reporting.

In non-trading portfolios, sensitivity analysis assesses the effect of changes in interest rates on current earnings and on the economic value of equity. It is applied globally to each of the major currencies within the Bank’s operations. The Bank’s sensitivity analysis for limit and disclosure purposes is measured through positive and negative parallel shifts in the underlying interest rate curves. These calculations are based on models that consider a number of inputs and are on a constant balance sheet and make no assumptions for management actions that may mitigate the risks. The Bank also performs sensitivity analysis using various non-parallel interest rate curve shifts, for example: curve steepeners, curve flatteners and curve twists.

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Management’s Discussion and Analysis    |    Risk Management

Validation of market risk models

Prior to the implementation of new market risk models, rigorous validation and testing is conducted. Validation is conducted when the model is initially developed and when any significant changes are made to the model. The models are also subject to ongoing validation, the frequency of which is determined by model risk ratings. Models may also be triggered for earlier revalidation when there have been significant structural changes in the market or changes to the composition of the portfolio. Model validation includes backtesting, and additional analysis such as:

•	Theoretical review or tests to demonstrate whether assumptions made within the internal model are appropriate; and
•	Impact tests including stress testing that would occur under historical and hypothetical market conditions.

The validation process is governed by the Bank’s Model Risk Management Policy.

Non-trading market risk

Funding and investment activities

Market risk arising from the Bank’s funding and investment activities is identified, managed and controlled through the Bank’s asset-liability management processes. The Asset-Liability Committee meets monthly to review risks and opportunities, and evaluate performance including the effectiveness of hedging strategies.

Interest rate risk

Interest rate risk arising from the Bank’s lending, funding and investment activities is managed in accordance with Board-approved policies and global limits, which are designed to control the risk to net interest income and economic value of equity. The net interest income (NII) sensitivity measures the effect of a specified change in interest rates on the Bank’s annual net interest income over the next twelve months, while the economic value of equity (EVE) sensitivity measures the impact of a specified change in interest rates on the present value of the Bank’s net assets. Limits for both measurements are set according to the documented risk appetite of the Bank. Board-level limit utilization is reported to both the Asset-Liability Committee and the Board on a regular basis. Any limit exceptions are reported according to the Limit Monitoring and Compliance Policy of the Bank.

The net interest income and the economic value of equity result from the differences between yields earned on the Bank’s non-trading assets and interest expense paid on its liabilities. Net interest income and economic value of equity sensitivities measure the risk to the Bank’s earnings and capital arising from adverse movements in interest rates that affect the Bank’s banking book position. The Bank’s banking book position reflects the mismatch of the maturity and re-pricing characteristics between the assets and liabilities and optional elements embedded in the Bank’s structural balance sheet (e.g. mortgage prepayment). The mismatch and embedded optional elements are inherent in the non-trading operations of the Bank and exposes it to changes of interest rates. The Asset-Liability Committee provides strategic direction for the management of structural interest rate risk within the risk appetite framework authorized by the Board of Directors. The asset/liability management strategy is executed by Group Treasury with the objective of protecting and enhancing net interest income within established risk tolerances.

Simulation modeling, sensitivity analysis and stress testing are used to assess exposures and for limit monitoring of the Bank’s interest rate risk in the banking book. The Bank’s interest rate risk exposure is estimated by simulating the banking book position under a range of rate shocks. The simulations incorporate maturities, renewal, and repricing characteristics of the banking book along with prepayment and redemption behaviour of loans and cashable investment products. Calculations are generally based on the earlier of contractual re-pricing or maturity of on-balance sheet and off-balance sheet assets and liabilities, although certain assets and liabilities such as credit cards and deposits without a fixed maturity are assigned a maturity profile based on the longevity of the exposure. Expected prepayments from loans and cashable investment products are also incorporated into the exposure calculations.

Table T49 shows the pro-forma pre-tax impact on the Bank’s net interest income over the next twelve months and economic value of equity of an immediate and sustained 100 basis points increase and decrease in interest rate across major currencies as defined by the Bank. The interest rate sensitivities tabulated are based on models that consider a number of inputs and are on a constant balance sheet. There are no assumptions made for management actions that may mitigate risk. Based on the Bank’s interest rate positions at year-end 2023, an immediate and sustained 100 basis point increase in interest rates across all major currencies and maturities would decrease pre-tax net interest income by approximately $99 million over the next 12 months, assuming no further management actions. During fiscal 2023, this measure ranged between decrease of $28 million and decrease of $304 million.

This same increase in interest rates would result in an pre-tax decrease in the present value of the Bank’s net assets of approximately $1,256 million. During fiscal 2023, this measure ranged between $1,029 million and $1,689 million. The directional sensitivity of these two key metrics is largely determined by the difference in time horizons (net interest income captures the impact over the next twelve months only, whereas economic value considers the potential impact of interest rate changes on the present value of all future cash flows). The net interest income and economic value results are compared to the authorized Board limits. Both interest rate sensitivities remained within the Bank’s approved consolidated limits in the reporting period.

T49  Structural interest sensitivity

	2023		2022

As at October 31 ($ millions)	Economic Value of Equity	Net Interest Income	Economic Value of Equity	Net Interest Income
Pre-tax impact of
100bp increase in rates
Non-trading risk	$(1,256)	$(99)	$(2,021)	$(340)
100bp decrease in rates
Non-trading risk	$824	$68	$1,659	$326

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Management’s Discussion and Analysis

Foreign currency risk

Foreign currency risk in the Bank’s unhedged funding and investment activities arises primarily from the Bank’s net investments in foreign operations as well as foreign currency earnings in its domestic and remitting foreign branch operations.

The Bank’s foreign currency exposure to its net investments in foreign operations is controlled by a Board-approved limit. This limit considers factors such as potential volatility to shareholders’ equity as well as the potential impact on capital ratios from foreign exchange fluctuations. On a monthly basis, the Asset-Liability Committee reviews the Bank’s foreign currency net investment exposures and determines the appropriate hedging strategies. These may include funding the investments in the same currency or using other financial instruments, including derivatives.

Foreign currency translation gains and losses from net investments in foreign operations, net of related hedging activities and tax effects, are recorded in accumulated other comprehensive income within shareholders’ equity. However, the Bank’s regulatory capital ratios are not materially affected by these foreign exchange fluctuations because the risk-weighted assets of the foreign operations tend to move in a similar direction.

The Bank is also subject to foreign currency translation risk on the earnings of its domestic and remitting foreign branch operations. The Bank forecasts foreign currency revenues and expenses, over a number of future fiscal quarters. The Asset-Liability Committee also assesses economic data trends and forecasts to determine if some or all of the estimated future foreign currency revenues and expenses should be hedged. Hedging instruments normally include foreign currency spot and forward contracts, as well as foreign currency options and swaps. Certain of these economic hedges may not qualify for hedge accounting resulting in a potential for a mismatch in the timing of the recognition of economic hedge gains/losses and the underlying foreign earnings translation gains/losses. In accordance with IFRS, foreign currency translation gains and losses relating to monetary and non-monetary items are recorded directly in earnings.

As at October 31, 2023, a one percent increase (decrease) in the Canadian dollar against all currencies in which the Bank operates decreases (increases) the Bank’s before-tax annual earnings by approximately $63 million (October 31, 2022 – $55 million) in the absence of hedging activity, due primarily from exposure to U.S. dollars.

Investment portfolio risks

The Bank holds investment portfolios to meet liquidity and statutory reserve requirements and for investment purposes. These portfolios expose the Bank to interest rate, foreign currency, credit spread and equity risks. Debt investments primarily consist of government, agency, and corporate bonds. Equity investments include common and preferred shares, as well as a diversified portfolio of third-party managed funds. The majority of these securities are valued using prices obtained from external sources. These portfolios are controlled by a Board-approved policy and limits.

Trading market risk

The Bank’s policies, processes and controls for trading activities are designed to achieve a balance between pursuing profitable trading opportunities and managing earnings volatility within a framework of sound and prudent practices. Trading activities are primarily customer focused.

Market risk arising from the Bank’s trading activities is managed in accordance with Board-approved policies, and aggregate VaR and stress testing limits. The quality of the Bank’s VaR is validated by regular backtesting analysis, in which the VaR is compared to both theoretical profit and loss results based on fixed end of day positions and actual reported profit and loss. A VaR at the 99% confidence interval is an indication of a 1% probability that losses will exceed the VaR if positions remain unchanged during the next business day. Trading positions are however managed dynamically and, as a result, actual profit/loss backtesting exceptions are uncommon.

In fiscal 2023, the total one-day VaR for trading activities averaged $15.7 million, compared to $13.5 million in 2022. The increase was largely driven by increased interest rate and credit spread risk.

T50  Market risk measures

	2023				2022

($ millions)	Year end	Avg	High	Low	Year end	Avg	High	Low
Credit Spread plus Interest Rate	$12.9	$14.4	$24.1	$9.0	$9.3	$12.0	$19.0	$7.2
Credit Spread	8.1	7.9	16.3	3.8	7.7	5.3	9.6	2.0
Interest Rate	11.5	12.1	21.9	7.5	8.4	11.4	19.6	5.7
Equities	4.9	4.1	7.8	2.5	3.4	4.0	6.8	1.7
Foreign Exchange	3.0	3.3	8.8	0.9	1.5	2.1	5.3	0.8
Commodities	2.9	4.7	8.1	2.3	5.2	3.1	5.8	1.0
Debt Specific	3.7	3.6	4.8	2.4	4.6	2.3	4.6	1.6
Diversification Effect	(13.5)	(14.4)	n/a	n/a	(10.6)	(10.0)	n/a	n/a
All-Bank VaR	$13.9	$15.7	$25.2	$11.0	$13.4	$13.5	$20.4	$7.8
All-Bank Stressed VaR	$44.8	$39.4	$87.3	$13.4	$27.4	$30.9	$58.4	$16.8
Incremental Risk Charge	$271.5	$280.6	$488.0	$182.4	$285.4	$233.8	$373.5	$148.6

The Bank also calculates a Stressed VaR which uses the same basic methodology as the VaR. However, Stressed VaR is calculated using market volatility from a one-year time period identified as stressful, given the risk profile of the trading portfolio. Throughout fiscal 2023, the Stressed VaR was calculated using the 2019/2020 COVID period, while in 2022 it was calculated using the 2008/2009 credit crisis period. In fiscal 2023, the average total one-day Stressed VaR for trading activities was $39.4 million, compared to $30.9 million in 2022. The Stressed VaR increase was mainly due to higher equity and interest rate exposure in the first two quarters of the year.

In fiscal 2023, the average IRC increased to $280.6 million from $233.8 million in 2022. The IRC utilization, which measures fixed income default and rating migration risk, increased due to larger bond holdings in the trading portfolio.

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Description of trading revenue components and graphical comparison of VaR to daily P&L

Chart C30 shows the distribution of daily trading revenue for fiscal 2023 and Chart C31 compares that distribution to daily VaR results. Trading revenue includes changes in portfolio value as well as the impact of new trades, commissions, fees and reserves. Some components of revenue which are calculated less frequently are pro-rated. Trading revenue averaged $13.2 million per day, increased from $12.3 million in 2022. Revenue was positive on 99% of trading days during the year, which was better than the level in 2022. During the year, the largest single day trading loss was $27 million which occurred on March 13, 2023, and was larger than the total VaR of $22 million on the same day.

C30	Trading revenue distribution Year ended October 31, 2023

C31	Daily trading revenue vs. VaR $ millions, November 1, 2022 to October 31, 2023

Market risk linkage to Consolidated Statement of Financial Position

Trading assets and liabilities are marked to market daily and included in trading risk measures such as VaR. Derivatives captured under trading risk measures are largely related to the activities of Global Banking and Markets, while derivatives captured under non-trading risk measures include those used in asset/liability management and designated in a hedge relationship. A comparison of Consolidated Statement of Financial Position items which are covered under the trading and non-trading risk measures is provided in the table below.

T51  Market risk linkage to Consolidated Statement of Financial Position of the Bank

	Market Risk Measure
As at October 31, 2023 ($ millions)	Consolidated Statement of Financial Position	Trading Risk	Non-trading risk	Not subject to market risk	Primary risk sensitivity of non-trading risk
Precious metals	$937	$937	$–	$–	n/a
Trading assets	117,868	117,719	149	–	Interest rate, FX
Derivative financial instruments	51,340	36,512	14,828	–	Interest rate, FX, equity
Investment securities	118,237	–	118,237	–	Interest rate, FX, equity
Loans	750,911	–	750,911	–	Interest rate, FX
Assets not subject to market risk (1)	371,496	–	–	371,496	n/a
Total assets	$1,410,789	$155,168	$884,125	$371,496

Deposits	$952,333	$–	$908,649	$43,684	Interest rate, FX, equity
Financial instruments designated at fair value through profit or loss	26,779	–	26,779	–	Interest rate, equity
Obligations related to securities sold short	36,403	36,403	–	–	n/a
Derivative financial instruments	58,660	36,018	22,642	–	Interest rate, FX, equity
Trading liabilities(2)	439	439	–	–	n/a
Retirement and other benefit liabilities	1,524	–	1,524	–	Interest rate, credit spread, equity
Liabilities not subject to market risk (3)	255,984	–	–	255,984	n/a
Total liabilities	$1,332,122	$72,860	$959,594	$299,668

(1)	Includes goodwill, intangibles, other assets and securities purchased under resale agreements and securities borrowed.
(2)	Gold and silver certificates and bullion included in other liabilities.
(3)	Includes obligations related to securities sold under repurchase agreements and securities lent and other liabilities.

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Management’s Discussion and Analysis

	Market Risk Measure
As at October 31, 2022 ($ millions)	Consolidated Statement of Financial Position	Trading Risk	Non-trading risk	Not subject to market risk	Primary risk sensitivity of non-trading risk
Precious metals	$543	$543	$–	$–	n/a
Trading assets	113,154	113,117	37	–	Interest rate, FX
Derivative financial instruments	55,699	43,436	12,263	–	Interest rate, FX, equity
Investment securities	110,008	–	110,008	–	Interest rate, FX, equity
Loans	744,987	–	744,987	–	Interest rate, FX
Assets not subject to market risk (1)	325,027	–	–	325,027	n/a
Total assets	$1,349,418	$157,096	$867,295	$325,027

Deposits	$916,181	$–	$869,219	$46,962	Interest rate, FX, equity
Financial instruments designated at fair value through profit or loss	22,421	–	22,421	–	Interest rate, equity
Obligations related to securities sold short	40,449	40,449	–	–	n/a
Derivative financial instruments	65,900	40,685	25,215	–	Interest rate, FX, equity
Trading liabilities(2)	372	372	–	–	n/a
Retirement and other benefit liabilities	1,557	–	1,557	–	Interest rate, credit spread, equity
Liabilities not subject to market risk (3)	227,789	–	–	227,789	n/a
Total liabilities	$1,274,669	$81,506	$918,412	$274,751

(1)	Includes goodwill, intangibles, other assets and securities purchased under resale agreements and securities borrowed.
(2)	Gold and silver certificates and bullion included in other liabilities.
(3)	Includes obligations related to securities sold under repurchase agreements and securities lent and other liabilities.

Derivative instruments and structured transactions

Derivatives

The Bank uses derivatives to meet customer needs, generate revenues from trading activities, manage market and credit risks arising from its lending, and for funding and investment activities. The Bank uses several types of derivative products, including interest rate swaps, futures and options, to hedge interest rate risk exposure. Forward contracts, swaps and options are used to manage foreign currency risk exposures. Credit exposures in its lending and investment books may be managed using credit default swaps. As a dealer, the Bank markets a range of derivatives to its customers, including interest rate, foreign exchange, equity, commodity and credit derivatives.

Market risk arising from derivatives transactions is subject to the control, reporting and analytical techniques noted above. Additional controls and analytical techniques are applied to address certain market-related risks that are unique to derivative products.

Structured transactions

Structured transactions are specialized transactions that may involve combinations of cash, other financial assets and derivatives designed to meet the specific risk management or financial requirements of customers. These transactions are carefully evaluated by the Bank to identify and address the credit, market, legal, tax, reputational and other risks, and are subject to a cross-functional review and sign-off by Trading Management, Global Risk Management, Taxation, Finance and Legal departments. Large structured transactions are also subject to review by senior risk management committees and evaluated in accordance with the procedures described below in Reputational Risk.

The market risk in these transactions is usually minimal, and returns are earned by providing structuring expertise and by taking credit risk. Once executed, structured transactions are subject to the same ongoing credit reviews and market risk analysis as other types of derivatives transactions. This review and analysis includes careful monitoring of the quality of the reference assets, and ongoing valuation of the derivatives and reference assets.

Liquidity Risk

Liquidity risk is the risk that the Bank is unable to meet its financial obligations in a timely manner at reasonable prices. Financial obligations include liabilities to depositors, payments due under derivative contracts, settlement of securities borrowing and repurchase transactions, and lending and investment commitments.

Effective liquidity risk management is essential to maintain the confidence of depositors and counterparties, manage the Bank’s cost of funds and to support core business activities, even under adverse circumstances.

Liquidity risk is managed within the framework of policies and limits that are approved by the Board of Directors. The Board receives reports on risk exposures and performance against approved limits. The Asset-Liability Committee (ALCO) provides senior management oversight of liquidity risk.

The key elements of the liquidity risk framework are:

•

Measurement and modeling – the Bank’s liquidity model measures and forecasts cash inflows and outflows, including off-balance sheet cash flows on a daily basis. Risk is managed by a set of key limits over the maximum net cash outflow by currency over specified short-term horizons (cash gaps), a minimum level of core liquidity, and liquidity stress tests.

•	Reporting – Global Risk Management provides independent oversight of all significant liquidity risks, supporting the ALCO with analysis, risk measurement, stress testing, monitoring and reporting.

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Management’s Discussion and Analysis    |    Risk Management

•

Stress testing – the Bank performs liquidity stress testing on a regular basis, to evaluate the effect of both industry-wide and Bank-specific disruptions on the Bank’s liquidity position. Liquidity stress testing has many purposes including:

–	Helping the Bank understand the potential behavior of various on-balance sheet and off-balance sheet positions in circumstances of stress; and

–	Based on this knowledge, facilitating the development of risk mitigation and contingency plans.

The Bank’s liquidity stress tests consider the effect of changes in funding assumptions, depositor behavior and the market value of liquid assets. The Bank performs industry standard stress tests, the results of which are reviewed at senior levels of the organization and are considered in making liquidity management decisions.

•

Contingency planning – the Bank maintains a liquidity contingency plan that specifies an approach for analyzing and responding to actual and potential liquidity events. The plan outlines an appropriate governance structure for the management and monitoring of liquidity events, processes for effective internal and external communication, and identifies potential counter measures to be considered at various stages of an event. A contingency plan is maintained both at the parent-level as well as for major subsidiaries.

•	Funding diversification – the Bank actively manages the diversification of its deposit liabilities by source, type of depositor, instrument, term and geography.

•

Core liquidity – the Bank maintains a pool of highly liquid, unencumbered assets that can be readily sold or pledged to secure borrowings under stressed market conditions or due to Bank-specific events. The Bank also maintains liquid assets to support its intra-day settlement obligations in payment, depository and clearing systems.

Liquid assets

Liquid assets are a key component of liquidity management and the Bank holds these types of assets in sufficient quantity to meet potential needs for liquidity management.

Liquid assets can be used to generate cash either through sale, repurchase transactions or other transactions where these assets can be used as collateral to generate cash, or by allowing the asset to mature. Liquid assets include deposits at central banks, deposits with financial institutions, call and other short-term loans, marketable securities, precious metals and securities received as collateral from securities financing and derivative transactions. Liquid assets do not include borrowing capacity from central bank facilities.

Marketable securities are securities traded in active markets, which can be converted to cash within a timeframe that is in accordance with the Bank’s liquidity management framework. Assets are assessed considering a number of factors, including the expected time it would take to convert them to cash.

Marketable securities included in liquid assets are comprised of securities specifically held as a liquidity buffer or for asset liability management purposes; trading securities, which are primarily held by Global Banking and Markets; and collateral received for securities financing and derivative transactions.

The Bank maintains large holdings of unencumbered liquid assets to support its operations. These assets generally can be sold or pledged to meet the Bank’s obligations. As at October 31, 2023 unencumbered liquid assets were $319 billion (October 31, 2022 – $260 billion). Securities including National Housing Act (NHA) mortgage-backed securities, comprised 73% of liquid assets (October 31, 2022 – 77%). Other unencumbered liquid assets, comprising cash and deposits with central banks, deposits with financial institutions and precious metals were 27% (October 31, 2022 – 23%). The increase in total unencumbered liquid assets to support enterprise liquidity metrics was primarily attributable to an increase in Canadian and foreign government securities, cash and deposits with central banks and NHA mortgage-backed securities, partly offset by a decrease in other liquid securities.

The carrying values outlined in the liquid asset table are consistent with the carrying values in the Bank’s Consolidated Statement of Financial Position as at October 31, 2023. The liquidity value of the portfolio will vary under different stress events as different assumptions are used for the stress scenarios.

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Management’s Discussion and Analysis

The Bank’s liquid asset pool is summarized in the following table:

T52  Liquid asset pool

				Encumbered liquid assets		Unencumbered liquid assets

As at October 31, 2023 ($ millions)	Bank-owned liquid assets	Securities received as collateral from securities financing and derivative transactions	Total liquid assets	Pledged as collateral	Other(1)	Available as collateral	Other
Cash and deposits with central banks	$82,050	$–	$82,050	$–	$6,115	$75,935	$–
Deposits with financial institutions	8,262	–	8,262	–	47	8,215	–
Precious metals	937	–	937	–	–	937	–
Securities:
Canadian government obligations	57,007	42,922	99,929	34,342	–	65,587	–
Foreign government obligations	104,123	129,814	233,937	110,941	–	122,996	–
Other securities	60,961	103,437	164,398	144,627	–	19,771	–
NHA mortgage-backed securities	33,503	–	33,503	7,548	–	25,955	–
Total	$346,843	$276,173	$623,016	$297,458	$6,162	$319,396	$–

				Encumbered liquid assets		Unencumbered liquid assets

As at October 31, 2022 ($ millions)	Bank-owned liquid assets	Securities received as collateral from securities financing and derivative transactions	Total liquid assets	Pledged as collateral	Other(1)	Available as collateral	Other
Cash and deposits with central banks	$56,720	$–	$56,720	$–	$5,254	$51,466	$–
Deposits with financial institutions	9,175	–	9,175	–	400	8,775	–
Precious metals	543	–	543	–	–	543	–
Securities:
Canadian government obligations	51,114	29,484	80,598	40,290	–	40,308	–
Foreign government obligations	98,673	108,134	206,807	104,052	–	102,755	–
Other securities	60,783	90,675	151,458	115,995	–	35,463	–
NHA mortgage-backed securities	29,409	–	29,409	8,571	–	20,838	–
Total	$306,417	$228,293	$534,710	$268,908	$5,654	$260,148	$–

(1)	Assets which are restricted from being used to secure funding for legal or other reasons.

A summary of total unencumbered liquid assets held by the parent bank and its branches, and domestic and foreign subsidiaries, is presented below:

T53  Total unencumbered liquid assets held by the parent bank and its branches, and domestic and foreign subsidiaries

As at October 31 ($ millions)	2023	2022
The Bank of Nova Scotia (Parent)	$237,501	$184,848
Bank domestic subsidiaries	39,988	26,912
Bank foreign subsidiaries	41,907	48,388
Total	$319,396	$260,148

The Bank’s liquidity pool is held across major currencies, mostly comprised of Canadian and U.S. dollar holdings. As shown above, the vast majority (87%) of liquid assets are held by the Bank’s corporate office, branches of the Bank, and Canadian subsidiaries of the Bank. To the extent a liquidity reserve held in a foreign subsidiary of the Bank is required for regulatory purposes, it is assumed to be unavailable to the rest of the Group. Other liquid assets held by a foreign subsidiary are assumed to be available only in limited circumstances. The Bank monitors and ensures compliance in relation to minimum levels of liquidity required and assets held within each entity, and/or jurisdiction.

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Management’s Discussion and Analysis    |    Risk Management

Encumbered assets

In the course of the Bank’s day-to-day activities, securities and other assets are pledged to secure an obligation, participate in clearing or settlement systems, or operate in a foreign jurisdiction. Securities are also pledged under repurchase agreements. A summary of encumbered and unencumbered assets is presented below:

T54  Asset encumbrance

				Encumbered assets		Unencumbered assets

As at October 31, 2023 ($ millions)	Bank-owned assets	Securities received as collateral from securities financing and derivative transactions	Total assets	Pledged as collateral	Other(1)	Available as collateral(2)	Other(3)
Cash and deposits with central banks	$82,050	$–	$82,050	$–	$6,115	$75,935	$–
Deposits with financial institutions	8,262	–	8,262	–	47	8,215	–
Precious metals	937	–	937	–	–	937	–
Liquid securities:
Canadian government obligations	57,007	42,922	99,929	34,342	–	65,587	–
Foreign government obligations	104,123	129,814	233,937	110,941	–	122,996	–
Other liquid securities	60,961	103,437	164,398	144,627	–	19,771	–
Other securities	3,758	7,714	11,472	4,941	–	–	6,531
Loans classified as liquid assets:
NHA mortgage-backed securities	33,503	–	33,503	7,548	–	25,955	–
Other loans	724,952	–	724,952	4,693	88,682	13,064	618,513
Other financial assets(4)	273,930	(185,713)	88,217	15,287	–	–	72,930
Non-financial assets	61,306	–	61,306	–	–	–	61,306
Total	$1,410,789	$98,174	$1,508,963	$322,379	$94,844	$332,460	$759,280

				Encumbered assets		Unencumbered assets

As at October 31, 2022 ($ millions)	Bank-owned assets	Securities received as collateral from securities financing and derivative transactions	Total assets	Pledged as collateral	Other(1)	Available as collateral(2)	Other(3)
Cash and deposits with central banks	$56,720	$–	$56,720	$–	$5,254	$51,466	$–
Deposits with financial institutions	9,175	–	9,175	–	400	8,775	–
Precious metals	543	–	543	–	–	543	–
Liquid securities:
Canadian government obligations	51,114	29,484	80,598	40,290	–	40,308	–
Foreign government obligations	98,673	108,134	206,807	104,052	–	102,755	–
Other liquid securities	60,783	90,675	151,458	115,995	–	35,463	–
Other securities	2,985	11,376	14,361	3,611	–	–	10,750
Loans classified as liquid assets:
NHA mortgage-backed securities	29,409	–	29,409	8,571	–	20,838	–
Other loans	723,389	–	723,389	3,658	77,122	11,657	630,952
Other financial assets(4)	254,935	(160,410)	94,525	18,450	–	–	76,075
Non-financial assets	61,692	–	61,692	–	–	–	61,692
Total	$1,349,418	$79,259	$1,428,677	$294,627	$82,776	$271,805	$779,469

(1)	Assets which are restricted from being used to secure funding for legal or other reasons.
(2)	Assets that are readily available in the normal course of business to secure funding or meet collateral needs including central bank borrowing immediately available.
(3)

Other unencumbered assets are not subject to any restrictions on their use to secure funding or as collateral but the Bank would not consider them to be readily available. These include loans, a portion of which may be used to access central bank facilities outside of the normal course or to raise secured funding through the Bank’s secured funding programs.

(4)	Securities received as collateral against other financial assets are included within liquid securities and other securities.

As of October 31, 2023 total encumbered assets of the Bank were $417 billion (October 31, 2022 – $377 billion). Of the remaining $1,092 billion (October 31, 2022 – $1,051 billion) of unencumbered assets, $332 billion (October 31, 2022 – $272 billion) are considered readily available in the normal course of business to secure funding or meet collateral needs as detailed above.

In some over-the-counter derivative contracts, the Bank would be required to post additional collateral or receive less collateral in the event its credit rating was downgraded. The Bank maintains access to sufficient collateral to meet these obligations in the event of a downgrade of its ratings by one or more of the rating agencies. As at October 31, 2023 the potential adverse impact on derivatives collateral that would result from a one-notch or two-notch downgrade of the Bank’s rating below its lowest current rating was $26 million or $977 million, respectively.

Encumbered liquid assets are not considered to be available for liquidity management purposes. Liquid assets which are used to hedge derivative positions in trading books or for hedging purposes are considered to be available for liquidity management provided they meet the criteria discussed in liquid assets above.

Liquidity coverage ratio

The Liquidity Coverage Ratio measure (LCR) is based on a 30-day liquidity stress scenario, with assumptions defined in the OSFI Liquidity Adequacy Requirements (LAR) Guideline. The LCR is calculated as the ratio of high quality liquid assets (HQLA) to net cash outflows. The Bank is subject to a regulatory minimum LCR of 100%.

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Management’s Discussion and Analysis

The LAR Guideline stipulates that banks must maintain an adequate level of unencumbered HQLA that can be converted into cash to meet liquidity needs over a 30 calendar day horizon under a pre-defined significantly severe liquidity stress scenario. The LCR-prescribed liquidity stress scenario includes assumptions for asset haircuts, deposit run-off, wholesale rollover rates, and outflow rates for commitments.

HQLA are grouped into three categories: Level 1, Level 2A and Level 2B, as defined in the LAR Guideline. Level 1 HQLA receive no haircuts, and includes cash, deposits with central banks, central bank reserves available to the Bank in times of stress, and securities with a 0% risk weight. Level 2A and 2B include HQLA of lesser quality and attracts haircuts ranging from 15%-50%.

The total weighted values for net cash outflows for the next 30 days are derived by applying the assumptions specified in the LAR Guideline to specific items, including loans, deposits, maturing debt, derivative transactions and commitments to extend credit.

The following table presents the Bank’s average LCR for the quarter ended October 31, 2023 based on the average daily position in the quarter.

T55  Bank’s average LCR(1)

For the quarter ended October 31, 2023 ($ millions)(2)	Total unweighted value (Average)(3)	Total weighted value (Average)(4)
High-quality liquid assets
Total high-quality liquid assets (HQLA)	*	$272,637
Cash outflows
Retail deposits and deposits from small business customers, of which:	$242,430	$22,974
Stable deposits	98,628	3,160
Less stable deposits	143,802	19,814
Unsecured wholesale funding, of which:	299,363	137,055
Operational deposits (all counterparties) and deposits in networks of cooperative banks	102,475	24,731
Non-operational deposits (all counterparties)	166,084	81,520
Unsecured debt	30,804	30,804
Secured wholesale funding	*	58,074
Additional requirements, of which:	271,811	60,448
Outflows related to derivative exposures and other collateral requirements	41,928	20,899
Outflows related to loss of funding on debt products	6,918	6,918
Credit and liquidity facilities	222,965	32,631
Other contractual funding obligations	1,370	1,342
Other contingent funding obligations(5)	573,560	7,394
Total cash outflows	*	$287,287
Cash inflows
Secured lending (e.g. reverse repos)	$273,864	$43,630
Inflows from fully performing exposures	33,262	20,686
Other cash inflows	21,816	21,816
Total cash inflows	$328,942	$86,132

		Total adjusted value(6)
Total HQLA	*	$272,637
Total net cash outflows	*	$201,155
Liquidity coverage ratio (%)	*	136%

For the quarter ended October 31, 2022 ($ millions)		Total adjusted value(6)
Total HQLA	*	$213,156
Total net cash outflows	*	$179,274
Liquidity coverage ratio (%)	*	119%

*	Disclosure is not required under regulatory guideline.
(1)	This measure has been disclosed in this document in accordance with OSFI Guideline – Public Disclosure Requirements for Domestic Systemically Important Banks on Liquidity Coverage Ratio (April 2015).
(2)	Based on the average daily positions of the 62 business days in the quarter.
(3)	Unweighted values represent outstanding balances maturing or callable within the next 30 days.
(4)	Weighted values represent balances calculated after the application of HQLA haircuts or inflow and outflow rates, as prescribed by the LAR Guideline.
(5)

Total unweighted value includes uncommitted credit and liquidity facilities, guarantees and letters of credit, outstanding debt securities with remaining maturity greater than 30 days, and other contractual cash outflows.

(6)	Total adjusted value represents balances calculated after the application of both haircuts and inflow and outflow rates and any applicable caps.

HQLA is substantially comprised of Level 1 assets (as defined in the LAR Guideline), such as cash, deposits with central banks available to the Bank in times of stress, and highly rated securities issued or guaranteed by governments, central banks and supranational entities.

The increase in the Bank’s average LCR for the quarter ended October 31, 2023 versus the quarter ended October 31, 2022 was attributable to growth in deposits and wholesale funding, partly offset by growth in loans and securities. The Bank monitors its significant currency exposures, Canadian and U.S. dollars, in accordance with its liquidity risk management framework and risk appetite.

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Net stable funding ratio

The Net Stable Funding Ratio (NSFR) requires institutions to maintain a stable funding profile in relation to the composition of their assets and off-balance sheet exposures. It is calculated as the ratio of available stable funding (ASF) to required stable funding (RSF), with assumptions defined in the LAR Guideline. The Bank is subject to a regulatory minimum NSFR of 100%.

ASF is defined as the portion of capital and liabilities expected to be reliable over the time horizons considered by the NSFR. RSF is a function of the liquidity characteristics and residual maturities of the various assets held by the Bank as well as those of its off-balance sheet exposures.

The total weighted values for ASF and RSF included in the table that follows are derived by applying the assumptions specified in the LAR Guideline to balance sheet items, including capital instruments, wholesale funding, deposits, loans and mortgages, securities, derivatives and off-balance sheet items such as commitments to extend credit.

The following table presents the Bank’s NSFR as at October 31, 2023.

T56  Bank’s NSFR(1)

	Unweighted Value by Residual Maturity				Weighted value(3)
As at October 31, 2023 ($ millions)	No maturity(2)	< 6 months	6-12 months	≥ 1 year
Available Stable Funding (ASF) Item
Capital:	$89,589	$–	$–	$–	$89,589
Regulatory capital	89,589	–	–	–	89,589
Other capital instruments	–	–	–	–	–
Retail deposits and deposits from small business customers:	190,046	86,049	29,923	53,810	329,620
Stable deposits	90,836	24,310	10,893	15,396	135,133
Less stable deposits	99,210	61,739	19,030	38,414	194,487
Wholesale funding:	188,847	315,295	58,923	134,632	333,595
Operational deposits	101,283	–	–	–	50,642
Other wholesale funding	87,564	315,295	58,923	134,632	282,953
Liabilities with matching interdependent assets	–	1,501	2,559	16,224	–
Other liabilities:	70,371	131,257			19,511
NSFR derivative liabilities		10,695
All other liabilities and equity not included in the above categories	70,371	99,703	2,695	18,164	19,511
Total ASF					$772,315

Required Stable Funding (RSF) Item
Total NSFR high-quality liquid assets (HQLA)					$17,300
Deposits held at other financial institutions for operational purposes	$116	$950	$–	$–	$533
Performing loans and securities:	105,066	196,253	66,045	511,065	570,563
Performing loans to financial institutions secured by Level 1 HQLA	35	40,617	4,694	–	4,538
Performing loans to financial institutions secured by non-Level 1 HQLA and unsecured performing loans to financial institutions	3,577	80,002	11,035	12,167	30,593
Performing loans to non-financial corporate clients, loans to retail and small business customers, and loans to sovereigns, central banks and PSEs, of which:	60,622	62,798	32,866	228,138	292,298
With a risk weight of less than or equal to 35% under the Basel II standardised approach for credit risk	–	236	395	2,101	1,681
Performing residential mortgages, of which:	21,926	12,040	17,265	263,127	220,085
With a risk weight of less than or equal to 35% under the Basel II standardised approach for credit risk	21,926	11,940	17,083	248,441	207,460
Securities that are not in default and do not qualify as HQLA, including exchange-traded equities	18,906	796	185	7,633	23,049
Assets with matching interdependent liabilities(4)	–	1,501	2,559	16,224	–
Other assets:	3,649	190,249			57,469
Physical traded commodities, including gold	3,649				3,102
Assets posted as initial margin for derivative contracts and contributions to default funds of CCPs		9,136			7,766
NSFR derivative assets		6,262			–
NSFR derivative liabilities before deduction of variation margin posted		29,816			1,491
All other assets not included in the above categories	–	100,279	–	44,756	45,110
Off-balance sheet items		499,710			19,279
Total RSF					$665,144
Net Stable Funding Ratio (%)					116%

(1)	This measure has been disclosed in this document in accordance with the LAR Guideline-Net Stable Funding Ratio Disclosure Requirements (January 2021).
(2)

Items in the “no maturity” time bucket do not have a stated maturity. These may include, but are not limited to, items such as capital with perpetual maturity, non-maturity deposits, short positions, open maturity positions, non-HQLA equities, and physical traded commodities.

(3)	Weighted values represent balances calculated after the application of ASF and RSF rates, as prescribed by the LAR Guideline.
(4)	Interdependent assets and liabilities are primarily comprised of transactions related to the Canada Mortgage Bond program.

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Management’s Discussion and Analysis

Weighted value
As at October 31, 2022 ($ millions)
Total ASF	$720,082
Total RSF	649,927
Net stable funding ratio (%)	111%

Available stable funding is primarily provided by the Bank’s large pool of retail, small business and corporate customer deposits; secured and unsecured wholesale funding and capital. Required stable funding primarily originates from the Bank’s loan and mortgage portfolio, securities holdings, off-balance sheet items and other assets.

The Bank’s NSFR as at October 31, 2023 was higher compared to the previous year end primarily due to higher ASF from retail deposits and deposits from small business customers and secured funding and lower RSF from mortgages, partly offset by higher RSF from securities and loans.

Funding

The Bank ensures that its funding sources are well diversified. Funding concentrations are regularly monitored and analyzed by type. The sources of funding are capital, deposits from retail and commercial clients sourced through the Canadian and international branch network, deposits from financial institutions as well as wholesale debt issuances.

Capital and personal deposits are key components of the Bank’s funding and these amounted to $385 billion as at October 31, 2023 (October 31, 2022 – $357 billion(1)). The increase since October 31, 2022 is due primarily to growth in personal deposits and common equity. The Bank’s funding is also comprised of commercial deposits, particularly those of an operating or relationship nature. Capital and customer deposit based funding is augmented by wholesale debt issuances, the longer term (original maturity over 1 year) portion of which amounts to $216 billion (October 31, 2022 – $204 billion). Longer term wholesale debt issuances include senior notes, mortgage securitizations, asset-backed securities and covered bonds.

The Bank operates in many different currencies and countries. From a funding perspective, the most significant currencies are Canadian and U.S. dollars. With respect to the Bank’s operations outside Canada, there are different funding strategies depending on the nature of the activities in each country. For those countries where the Bank operates a branch banking subsidiary, the strategy is for the subsidiary to be substantially self-funding in its local market. For other subsidiaries or branches outside Canada where local deposit gathering capability is not sufficient, funding is provided through the wholesale funding activities of the Bank.

From an overall funding perspective, the Bank’s objective is to achieve an appropriate balance between the cost and the stability of funding. Diversification of funding sources is a key element of the funding strategy.

The Bank’s wholesale debt diversification strategy is primarily executed via the Bank’s main wholesale funding centres, located in Toronto, New York, London and Singapore. The majority of these funds are sourced in Canadian and U.S. dollars. Where required, these funds are swapped to fund assets in different currencies. The funding strategy deployed by wholesale funding centres and the management of associated risks, such as geographic and currency risk, are managed centrally within the framework of policies and limits that are approved by the Board of Directors.

In the normal course, the Bank uses a mix of unsecured and secured wholesale funding instruments across a variety of markets. The choice of instruments and markets is based on a number of factors, including relative cost, market capacity and diversification of funding. Market conditions can change over time, impacting cost and capacity in particular markets or instruments. Changing market conditions can include periods of stress where the availability of funding in particular markets or instruments is constrained. In these circumstances the Bank would increase its focus on sources of funding in functioning markets and secured funding instruments. Should a period of extreme stress exist such that all wholesale funding sources are constrained, the Bank maintains a pool of liquid assets to mitigate its liquidity risk. This pool includes cash, deposits with central banks and securities.

In Canada, the Bank raises short and longer-term wholesale debt through the issuance of senior unsecured notes. Additional longer-term wholesale debt may be generated through the Bank’s Canadian Debt and Equity Shelf, the securitization of Canadian insured residential mortgages through CMHC programs (such as Canada Mortgage Bonds), uninsured residential mortgages through the Bank’s Covered Bond Program, retail credit card receivables through the Trillium Credit Card Trust II program, retail indirect auto loan receivables through the Securitized Term Auto Receivables Trust program and unsecured personal lines of credit through the Halifax Receivables Trust program. CMHC securitization programs, while included in the Bank’s view of wholesale debt issuance, do not entail the run-off risk that can be experienced in funding raised from capital markets.

Outside of Canada, short-term wholesale debt may be raised through the issuance of negotiable certificates of deposit in the United States, Hong Kong, the United Kingdom, and Australia and the issuance of commercial paper in the United States. The Bank operates longer-term wholesale debt issuance registered programs in the United States, such as its SEC Registered Debt and Equity Shelf, and non-registered programs, such as the securitization of retail indirect auto loan receivables through the Securitized Term Auto Receivables Trust program and retail credit card receivables through the Trillium Credit Card Trust II program. The Bank may issue its Covered Bond Program (listed with the U.K. Listing Authority and the Swiss Stock Exchange), in Europe, the United Kingdom, the United States, Australia and Switzerland. The Bank also raises longer-term funding across a variety of currencies through its Australian Medium Term Note Programme, European Medium Term Note Programme (listed with the U.K. Listing Authority and the Swiss Stock Exchange) and Singapore Medium Term Note Programme (listed with the Singapore Exchange and the Taiwan Exchange).

The Department of Finance’s bail-in regulations under the Canada Deposit Insurance Corporation (CDIC) Act and the Bank Act, became effective September 23, 2018. Senior long-term debt issued by the Bank on or after September 23, 2018, that has an original term greater than 400 days and is marketable, subject to certain exceptions, is subject to the Canadian Bank Recapitalization (Bail-in) regime. Under the Bail-in regime, in circumstances when the Superintendent of Financial Institutions has determined that a bank may no longer be viable, the Governor in Council may, upon a recommendation of the Minister of Finance that they are of the opinion that it is in the public interest to do so, grant an order directing the CDIC to convert all or a portion of certain shares and liabilities of that bank into common shares. As at October 31, 2023, issued and outstanding liabilities of $76 billion (October 31, 2022 – $73 billion) were subject to conversion under the bail-in regime.

(1)	Prior period amount has been restated to conform with current period presentation.

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The table below provides the remaining contractual maturities of funding raised through wholesale funding. In the Consolidated Statement of Financial Position, these liabilities are primarily included in Business & Government Deposits.

T57  Wholesale funding(1)

As at October 31, 2023 ($ millions)	Less than 1 month	1-3 months	3-6 months	6-9 months	9-12 months	Sub-Total < 1 Year	1-2 years	2-5 years	>5 years	Total
Deposits from banks(2)	$2,363	$1,197	$129	$693	$450	$4,832	$415	$–	$–	$5,247
Bearer deposit notes, commercial paper and short-term certificate of deposits	12,026	15,304	20,407	17,064	7,060	71,861	1,739	268	79	73,947
Asset-backed commercial paper(3)	4,532	3,998	2,655	1,397	–	12,582	–	–	–	12,582
Senior notes(4)(5)	176	3,034	4,047	7,740	1,392	16,389	2,250	8,651	11,593	38,883
Bail-inable notes(5)	–	613	9,450	2,288	1,889	14,240	20,462	26,063	15,204	75,969
Asset-backed securities	–	1	–	–	–	1	910	1,387	851	3,149
Covered bonds	–	1,834	–	–	2,935	4,769	9,163	29,892	5,976	49,800
Mortgage securitization(6)	–	953	548	1,751	811	4,063	3,627	7,851	4,268	19,809
Subordinated debentures(7)	–	–	2	–	–	2	336	1,976	9,322	11,636
Total wholesale funding sources	$19,097	$26,934	$37,238	$30,933	$14,537	$128,739	$38,902	$76,088	$47,293	$291,022

Of Which:

Unsecured funding	$14,566	$20,148	$34,034	$27,784	$10,792	$107,324	$25,201	$36,959	$36,198	$205,682
Secured funding	4,531	6,786	3,204	3,149	3,745	21,415	13,701	39,129	11,095	85,340

As at October 31, 2022 ($ millions)	Less than 1 month	1-3 months	3-6 months	6-9 months	9-12 months	Sub-Total < 1 Year	1-2 years	2-5 years	>5 years	Total
Deposits from banks(2)	$2,182	$799	$319	$600	$298	$4,198	$128	$12	$–	$4,338
Bearer deposit notes, commercial paper and short-term certificate of deposits	8,739	18,053	29,042	17,568	9,958	83,360	824	416	50	84,650
Asset-backed commercial paper(3)	1,767	5,418	2,337	68	–	9,590	–	–	–	9,590
Senior notes(4)(5)	1,998	1,605	8,335	1,925	5,161	19,024	2,720	6,048	11,003	38,795
Bail-inable notes(5)	1,311	682	1,420	5,500	5,408	14,321	13,678	29,887	14,630	72,516
Asset-backed securities	–	1	–	1	592	594	3	648	103	1,348
Covered bonds	–	859	3,919	–	2,356	7,134	4,375	26,973	7,423	45,905
Mortgage securitization(6)	–	1,721	806	1,048	2,562	6,137	4,069	8,854	4,778	23,838
Subordinated debentures(7)	–	–	–	–	–	–	3	2,108	8,566	10,677
Total wholesale funding sources	$15,997	$29,138	$46,178	$26,710	$26,335	$144,358	$25,800	$74,946	$46,553	$291,657

Of Which:

Unsecured funding	$14,231	$21,138	$39,117	$25,592	$20,825	$120,903	$17,353	$38,471	$34,248	$210,975
Secured funding	1,766	8,000	7,061	1,118	5,510	23,455	8,447	36,475	12,305	80,682

(1)

Wholesale funding sources exclude obligations related to securities sold under repurchase agreements and bankers’ acceptances, which are disclosed in the contractual maturities table below. Amounts are based on remaining term to maturity.

(2)	Only includes commercial bank deposits.
(3)	Wholesale funding sources also exclude asset-backed commercial paper (ABCP) issued by certain ABCP conduits that are not consolidated for financial reporting purposes.
(4)	Not subject to bail-in.
(5)	Includes structured notes issued to institutional investors.
(6)

Represents residential mortgages funded through Canadian Federal Government agency sponsored programs. Funding accessed through such programs does not impact the funding capacity of the Bank in its own name.

(7)	Although subordinated debentures are a component of regulatory capital, they are included in this table in accordance with EDTF recommended disclosures.

Wholesale funding generally bears a higher risk of run-off in a stressed environment than other sources of funding. The Bank mitigates this risk through funding diversification, ongoing engagement with investors and by maintaining a large holding of unencumbered liquid assets. Unencumbered liquid assets of $319 billion as at October 31, 2023 (October 31, 2022 – $260 billion) were well in excess of wholesale funding sources that mature in the next twelve months.

Contractual maturities and obligations

The table below provides the maturity of assets and liabilities as well as the off-balance sheet commitments as at October 31, 2023, based on the contractual maturity date.

From a liquidity risk perspective the Bank considers factors other than contractual maturity in the assessment of liquid assets or in determining expected future cash flows. In particular, for securities with a fixed maturity date, the ability and time horizon to raise cash from these securities is more relevant to liquidity management than contractual maturity. For other assets and deposits the Bank uses assumptions about rollover rates to assess liquidity risk for normal course and stress scenarios. Similarly, the Bank uses assumptions to assess the potential drawdown of credit commitments in various scenarios.

The Bank’s contractual obligations include contracts and purchase obligations, including agreements to purchase goods and services that are enforceable, legally binding on the Bank and affect the Bank’s liquidity and capital resource needs. The Bank leases a large number of its branches, offices and other locations. The majority of these leases are for a term of five years, with options to renew.

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Management’s Discussion and Analysis

T58  Contractual maturities

	As at October 31, 2023

($ millions)	Less than one month	One to three months	Three to six months	Six to nine months	Nine to twelve months	One to two years	Two to five years	Over five years	No specific maturity		Total
Assets
Cash and deposits with financial institutions and precious metals	$85,337	$383	$50	$45	$47	$132	$246	$199	$4,810		$91,249
Trading assets	2,822	6,336	7,434	2,798	3,687	8,878	18,512	16,942	50,459		117,868
Securities purchased under resale agreements and securities borrowed	174,243	11,632	8,185	3,247	2,018	–	–	–	–		199,325
Derivative financial instruments	3,403	5,590	3,641	2,772	2,238	7,917	12,495	13,284	–		51,340
Investment securities – FVOCI	2,679	6,299	8,095	4,006	4,718	9,754	30,602	15,997	2,164		84,314
Investment securities – amortized cost	291	560	754	1,063	826	2,937	5,217	20,336	–		31,984
Investment securities – FVTPL	–	–	–	–	–	–	51	–	1,888		1,939
Loans	61,791	38,905	39,256	39,951	35,611	132,128	291,332	52,390	59,547		750,911
Residential mortgages	3,722	6,362	10,961	12,478	14,087	70,902	183,644	39,776	2,250	(1)	344,182
Personal loans	3,594	2,538	4,168	4,398	3,581	13,419	24,456	6,782	41,234		104,170
Credit cards	–	–	–	–	–	–	–	–	17,109		17,109
Business and government	54,475	30,005	24,127	23,075	17,943	47,807	83,232	5,832	5,326	(2)	291,822
Allowance for credit losses	–	–	–	–	–	–	–	–	(6,372)		(6,372)
Customers’ liabilities under acceptances	15,243	3,307	73	5	–	–	–	–	–		18,628
Other assets	–	–	–	–	–	–	–	–	63,231		63,231
Total assets	345,809	73,012	67,488	53,887	49,145	161,746	358,455	119,148	182,099		1,410,789
Liabilities and equity
Deposits	$109,973	$65,320	$70,697	$58,361	$46,318	$68,912	$86,716	$27,160	$418,876		$952,333
Personal	18,320	16,379	18,241	13,690	16,668	25,987	15,199	828	163,305		288,617
Non-personal	91,653	48,941	52,456	44,671	29,650	42,925	71,517	26,332	255,571		663,716
Financial instruments designated at fair value through profit or loss	385	696	1,333	1,084	1,361	6,979	4,045	10,896	–		26,779
Acceptances	15,333	3,307	73	5	–	–	–	–	–		18,718
Obligations related to securities sold short	312	2,039	2,216	1,016	2,032	2,915	6,827	7,503	11,543		36,403
Derivative financial instruments	2,542	4,561	2,866	2,328	1,983	8,440	14,489	21,451	–		58,660
Obligations related to securities sold under repurchase agreements and securities lent	157,525	821	1,661	–	–	–	–	–	–		160,007
Subordinated debentures	–	–	–	–	–	252	1,714	7,727	–		9,693
Other liabilities	530	1,809	1,309	1,248	1,556	7,642	6,021	8,021	41,393		69,529
Total equity	–	–	–	–	–	–	–	–	78,667		78,667
Total liabilities and equity	286,600	78,553	80,155	64,042	53,250	95,140	119,812	82,758	550,479		1,410,789
Off-Balance sheet commitments
Credit commitments(3)	$7,709	$8,558	$22,634	$17,905	$19,784	$47,035	$150,573	$11,571	$–		$285,769
Guarantees and letters of credit(4)	–	–	–	–	–	–	–	–	49,112		49,112
Outsourcing obligations(5)	18	35	52	52	52	39	33	24	–		305

(1)	Includes primarily impaired mortgages.
(2)	Includes primarily overdrafts and impaired loans.
(3)	Includes the undrawn component of committed credit and liquidity facilities.
(4)	Includes outstanding balances of guarantees, standby letters of credit and commercial letters of credit which may expire undrawn.
(5)	The Bank relies on outsourcing arrangements for certain support and/or business functions, including, but not limited to, computer operations and cheque and bill payment processing.

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T58  Contractual maturities

	As at October 31, 2022

($ millions)	Less than one month	One to three months	Three to six months	Six to nine months	Nine to twelve months	One to two years	Two to five years	Over five years	No specific maturity		Total
Assets
Cash and deposits with financial institutions and precious metals	$57,217	$481	$171	$94	$89	$298	$464	$390	$7,234		$66,438
Trading assets	2,228	5,501	6,338	4,073	2,519	8,652	15,791	19,323	48,729		113,154
Securities purchased under resale agreements and securities borrowed	132,383	28,000	13,781	997	152	–	–	–	–		175,313
Derivative financial instruments	5,227	5,797	4,166	2,749	2,653	7,386	14,538	13,183	–		55,699
Investment securities – FVOCI	3,886	6,929	4,983	3,574	10,347	8,466	29,274	13,809	3,442		84,710
Investment securities – amortized cost	19	746	314	1,945	854	2,113	4,957	12,662	–		23,610
Investment securities – FVTPL	–	–	–	–	–	–	54	8	1,626		1,688
Loans	61,748	39,627	33,765	37,342	32,941	95,758	339,211	49,828	54,767		744,987
Residential mortgages	2,523	5,132	8,614	14,293	10,995	42,088	227,488	37,498	648	(1)	349,279
Personal loans	3,909	2,023	3,287	3,415	3,138	13,008	24,271	6,610	39,770		99,431
Credit cards	–	–	–	–	–	–	–	–	14,518		14,518
Business and government	55,316	32,472	21,864	19,634	18,808	40,662	87,452	5,720	5,179	(2)	287,107
Allowance for credit losses	–	–	–	–	–	–	–	–	(5,348)		(5,348)
Customers’ liabilities under acceptances	15,418	3,812	191	55	18	–	–	–	–		19,494
Other assets	–	–	–	–	–	–	–	–	64,325		64,325
Total assets	278,126	90,893	63,709	50,829	49,573	122,673	404,289	109,203	180,123		1,349,418
Liabilities and equity
Deposits	$97,418	$63,589	$67,249	$48,001	$53,602	$43,075	$83,647	$28,645	$430,955		$916,181
Personal	12,910	12,478	14,358	12,931	12,872	13,870	13,361	639	172,473		265,892
Non-personal	84,508	51,111	52,891	35,070	40,730	29,205	70,286	28,006	258,482		650,289
Financial instruments designated at fair value through profit or loss	337	658	727	900	1,189	5,989	2,190	10,431	–		22,421
Acceptances	15,449	3,812	191	55	18	–	–	–	–		19,525
Obligations related to securities sold short	539	1,507	890	1,817	2,404	3,959	5,437	7,426	16,470		40,449
Derivative financial instruments	3,386	4,968	4,876	3,032	3,181	8,721	17,231	20,505	–		65,900
Obligations related to securities sold under repurchase agreements and securities lent	128,128	8,596	2,153	72	–	76	–	–	–		139,025
Subordinated debentures	–	–	–	–	–	–	1,943	6,526	–		8,469
Other liabilities	3,914	1,342	2,331	1,713	695	7,526	5,404	7,150	32,624		62,699
Total equity	–	–	–	–	–	–	–	–	74,749		74,749
Total liabilities and equity	249,171	84,472	78,417	55,590	61,089	69,346	115,852	80,683	554,798		1,349,418
Off-Balance sheet commitments
Credit commitments(3)	$8,531	$9,272	$19,662	$23,795	$20,971	$35,498	$126,074	$23,164	$–		$266,967
Guarantees and letters of credit(4)	–	–	–	–	–	–	–	–	41,977		41,977
Outsourcing obligations(5)	18	36	53	53	53	208	61	35	–		517

(1)	Includes primarily impaired mortgages.
(2)	Includes primarily overdrafts and impaired loans.
(3)	Includes the undrawn component of committed credit and liquidity facilities.
(4)	Includes outstanding balances of guarantees, standby letters of credit and commercial letters of credit which may expire undrawn.
(5)	The Bank relies on outsourcing arrangements for certain support and/or business functions, including, but not limited to, computer operations and cheque and bill payment processing.

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Management’s Discussion and Analysis

Principal Risks – Non-Financial

Money Laundering, Terrorist Financing and Sanctions Risk

Money Laundering / Terrorist Financing (ML/TF) and Sanctions risks are the susceptibility of Scotiabank to be used by individuals or organizations to launder the proceeds of crime, finance terrorism, or violate economic sanctions. It also includes the risk that Scotiabank does not comply with applicable Anti-Money Laundering (AML)/Anti-Terrorist Financing (ATF) or Sanctions legislation or does not apply adequate controls reasonably designed to deter and detect ML/TF and sanctions violations or to file required regulatory reports.

Money laundering, terrorist financing and sanctions risks are managed throughout the Bank via the operation of the Bank’s AML/ATF and Sanctions Program (“the AML/ATF Program”). The Group Chief Anti-Money Laundering Officer is responsible for the AML/ATF Program, which includes the development and application of compliance policies, procedures, the assessment of money laundering, terrorist-financing and sanctions risks, and the maintenance of an ongoing training program. The effectiveness of the AML/ATF and Sanctions Program is subject to regular review and independent assessment conducted by the Audit Department. Global Compliance & AML establishes enterprise standards to assess customers for money laundering, terrorist financing and sanctions risk.

The Bank conducts an enterprise-wide annual self-assessment of the ML/TF and sanctions risks inherent in its business units, as well as an assessment of the control measures in place to manage those risks. The process is led by the Bank’s AML unit, the results of which are shared with the Bank’s senior management. All active employees are provided with mandatory AML/ATF and Sanctions training on an annual basis. The Bank performs Customer Due Diligence sufficient to form a reasonable belief that it knows the true identity of its customers, including in the case of an entity, its material ultimate beneficial owners.

The Bank will not maintain anonymous accounts, nor will it maintain accounts for shell banks. Consistent with a risk-based approach, the Bank assesses the risks of its customers and, where appropriate, conducts enhanced due diligence on those who are considered higher risk. The Bank also conducts ongoing risk tailored monitoring of its customers to detect and report suspicious transactions and activity, and conducts customer and transaction screening against terrorist, sanctions, and other designated watch-lists.

Operational Risk

Operational risk is the risk of loss resulting from people, inadequate or failed processes and systems, or from external events. Operational risk includes third party risk, fraud risk and legal risk. It exists in some form in each of the Bank’s business and support activities, and third parties with whom the Bank has entered a relationship with for outsourcing activities or the provision of products or services. It can result in financial loss, regulatory sanctions and damage to the Bank’s reputation. Operational risk management refers to the discipline of systematic identification, assessment, measurement, mitigation, monitoring, and reporting of operational risk.

The Bank’s Operational Risk Management Framework (ORMF) outlines a structured approach for the effective management of enterprise-wide operational risk in a manner consistent with best practices and regulatory requirements, including those issued by OSFI in their Operational Risk Management Guideline (OSFI E21). The ORMF is supplemented by additional policies, processes, standards and methodologies. The ORMF supports the governance and management of all other non-financial risks. The Framework is approved by the Bank’s Operational Risk Committee and addresses program governance, risk culture and risk appetite along with the following key program components:

Risk Identification and Assessment

Risk identification and assessment is a critical part of effectively managing operational risk. Risks are identified, classified and assessed. Their potential impact is evaluated and reported to management and the Board. Operational risk management tools and programs are in place to support the identification and assessment of operational risk with each having their defined methodology and/or standards. The key tools include Risk and Control Self-Assessments (RCSA), Scenario Analysis, and New Initiatives Risk Assessment.

Risk Measurement

A key component of risk management is quantifying the size and scope of the Bank’s operational risk exposure. The collection and analysis of internal and external operational risk event data and operational risk capital values provide meaningful information to measure operational risk. The data captured provides meaningful information for assessing and mitigating operational risk exposure at the Bank as a result of event root cause analysis and evaluation of internal controls. Timely, accurate and complete reporting of Operational Risk Event data assists the Bank in maintaining a strong risk culture and promotes transparency of the financial impact of Operational Risk Events by aggregating losses and monitoring performance to indicate whether the Bank is operating within its risk appetite.

Operational Risk Capital refers to regulatory and internal capital which is quantified as a reserve for unexpected losses resulting from operational risk. Operational risk capital is a component of the total amount of risk capital that the Bank holds. Loss data from OREs are collected in the Bank’s Operational Risk Management System and used for reporting purposes. When combined with Business Indicator Component (BIC) data, the loss data captured from OREs is a critical input for the calculation of the Bank’s Internal Loss Multiplier (ILM), which is included in the operational risk regulatory capital calculation.

Risk Mitigation

Controls are identified and assessed through the various Operational Risk Management tools. In cases where controls are deemed deficient a response will be required. Operational risk response decisions include mitigation, transfer, acceptance, and avoidance of operational risks. The appropriate response will be determined based on consideration of the nature of the risks, their potential impacts and the consideration of the Bank’s Code of Conduct and risk appetite thresholds.

Risk Monitoring, Analytics, and Reporting

The Bank has processes in place for the ongoing monitoring of operational risk. These monitoring activities can provide an early warning of emerging issues, triggering timely management response. In addition, these activities allow for review and analysis of the risk profile in relation to risk appetite or other key indicators to identify when events may be approaching or exceeding thresholds, requiring action and/or escalation. Operational risk data is collected in risk systems and used for reporting. Operational risk reporting facilitates distribution and escalation of operational risk information to the relevant parties, including the Operational Risk Committee, as well as senior management and the Board via the Enterprise Risk Management report. It provides stakeholders involved in operational risk management activities access to reliable data in a consistent and timely manner to support risk-based decision making.

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Cyber Security and Information Technology (IT) Risk

Cyber Security Risk is the risk of loss of confidentiality, integrity, or availability of information, data, or information systems and reflect the potential adverse impacts to organizational operations (i.e., mission, functions, image, or reputation) and assets, customers, and other stakeholders. Information Technology Risk is the risk of financial loss, disruption or damage to reputation from a failure of information technology systems.

The Cyber Security and IT risk landscape continues to evolve across the financial industry. The increasing use of digital delivery channels to deliver financial services exposes the Bank to various vectors of attack. Threat actors (individuals, organized crime rings and nation state sponsored) continue to target financial institutions to steal data, money or to disrupt operations. These events may negatively impact the Bank’s operational environment, our customers and other third parties.

The Board of Directors approves the Information Technology and Information Security Risk Summary Framework, which along with its respective policies and other frameworks are focused on safeguarding the Bank and its customers’ information, ensuring the Bank’s IT environment is secure and resilient in support of our business objectives. The Bank continues to expand its cyber security capabilities to defend against potential threats and minimize impact to the business.

Compliance Risk

Compliance Risk is the risk of an activity not being conducted in conformity with applicable laws, rules, regulations, and prescribed practices (“regulatory requirements”), and compliance-related internal policies and procedures and ethical standards expected by regulators, customers, investors, employees and other stakeholders. Compliance Risk includes Regulatory Compliance Risk, Conduct Risk, and Privacy Risk.

Regulatory compliance risk: the risk that business activity may not be conducted in conformity with all applicable regulatory requirements wherever the Bank does business.

Conduct Risk: is an aggregation of risks arising from actions or behaviours of the Bank’s officers, directors, employees, or the conduct of the Bank’s business (directly or indirectly), not in conformity with the Bank’s values or principles for ethical conduct and which has, or has the potential to have, an adverse impact on the Bank, the Bank’s customers or employees, or integrity of the financial markets in which the Bank operates.

Privacy Risk: the risk that arises from contraventions of applicable privacy laws, regulations, standards, and regulatory expectations; ethical or operational standards set out in the Scotiabank Code of Conduct (our ‘Code’), or other Bank policies, procedures, manuals, guidelines; and/or employees’ responsibility to respectfully treat the Personally Identifiable Information (PII) of the Bank’s customers, employees, and other stakeholders.

The Board approves the Compliance Risk Summary Framework which provides an overview of the key governance components, responsibilities and programs which support the Bank in effectively managing Compliance Risk as a part of the Bank’s Compliance Program. The Bank is required to comply with E-13 guidelines as set out by the Office of the Superintendent of Financial Institution (OSFI) with respect to the management of regulatory compliance risk. Regulatory compliance management at the Bank is governed by the Compliance Management Framework (CMF). The primary objective of the Bank’s CMF is to provide assurance that the Bank’s business activities are being conducted in a manner compliant with all applicable regulations in the Bank’s countries of operations and in line with the Bank’s risk appetite.

Environmental, Social and Governance Risk

ESG Risk is the risk that an environmental (including climate risk), social, or governance event, or condition, which if occurs could cause an actual or potential negative impact to the Bank.

The Bank is exposed to ESG risks due to both its internal operations and its business activities. The Bank considers Environmental Risk to be the potential adverse impacts to the Bank as a result of climate change and/or damage to the natural environment or biodiversity, such as land, water, plants, natural resources, ecosystems, and the atmosphere. The Bank considers the physical and transition risks associated with climate change to be a component of Environmental Risk. Scotiabank’s Environmental Risk Management Policy outlines the key principles and commitments that guide the Bank in how it manages environmental risks as part of its day-to-day operations, lending and investment practices, supplier agreements, management of real estate holdings, and internal and external reporting protocols. This policy is supplemented by specific processes and guidelines relating to individual business lines.

Social Risk is the risk of potential adverse impacts to the Bank that can arise due to the mismanagement of social considerations that can cause actual or perceived negative impacts on people and communities. Social considerations include, but are not limited to, human rights (including human trafficking and modern slavery); Indigenous rights; labour standards and working conditions; diversity, equity, and inclusion; accessibility; community health, safety, and security; disadvantaged and vulnerable groups; cultural property and heritage; and land acquisition and involuntary resettlement. Scotiabank’s high-level approach to respecting and promoting human rights are communicated in the Scotiabank Code of Conduct and in the Global Human Rights Statement.

Corporate governance refers to the oversight mechanisms and the way in which the Bank is governed. It encompasses the Bank’s policies and processes, how decisions are made, and how it deals with the various interests of, and relationships with, its many stakeholders, including shareholders, customers, employees, regulators, and the broader community. Governance Risk is the risk of potential adverse impacts to the Bank stemming from poor or ineffective corporate governance mechanisms and controls. The Bank’s Corporate Governance Policies are designed to ensure the independence of the Board and its ability to effectively supervise management’s operation of the Bank.

Scotiabank’s ESG Risk department is responsible for establishing frameworks, policies, processes, tools, training and standards to effectively manage and mitigate the Bank’s exposure to ESG risk. Scotiabank has established clear governance structures and risk management elements that identify, assess, measure, monitor, manage, mitigate, and report ESG risks. These various components are described in the Bank’s ESG Risk Management Framework and Policy. This framework, in conjunction with its supporting policies, processes, and guidelines, assist the Bank in managing ESG risks in a manner that is consistent with regulatory requirements, industry standards, best practices, and its risk appetite.

In the area of project financing, Scotiabank has been a signatory to the internationally recognized Equator Principles (EPs) framework since 2006. This framework enables financial institutions, in partnership with its clients, to identify, assess, manage, mitigate and report environmental and social risks and impacts associated with the large-scale infrastructure and industrial development projects. It applies globally and to all industry sectors when financing a new project using the following financial products: to project finance loans and advisory assignments where total capital

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Management’s Discussion and Analysis

costs of the project exceeds U.S.$10 million, and to certain project-related corporate loans, bridge loans, and project-related refinance and project-related acquisition finance loans. The Bank applies the EPs to in-scope transactions to ensure that the projects that we finance and advise on are developed in an environmentally and socially responsible manner. Specifically, the framework provides safeguards for protecting the natural environment, biodiversity, workers, and communities, including respecting the rights of vulnerable and/or disadvantage populations such as children and indigenous peoples. The Bank’s application of the EPs is summarized in the annual EP Implementation Report which is published on the Bank’s website under Responsibility & Social Impact, ESG Publications and Policies.

In 2023, various regulators, including OSFI, published climate-related disclosure guidelines that are aligned to the Task Force on Climate-related Financial Disclosures (TCFD) recommendations. In addition, standard setting bodies such as the International Sustainability Standards Board (ISSB) published climate and sustainability-related disclosures. The Bank has put in place a dedicated project team with executive oversight to implement OSFI’s climate risk management requirements. The Bank actively monitors policy and legislative requirements through ongoing dialogue with government, industry, and stakeholders in the countries where it operates. Scotiabank has been meeting with environmental organizations, industry associations and socially responsible investment organizations with respect to the role that banks can play to help address issues such as climate change, protection of biodiversity, and promotion of sustainable forestry practices.

ESG Reporting

Scotiabank is a signatory to and a participant in key global initiatives that advance transparency and disclosures in sustainability. The Bank’s ESG reporting is informed by several global sustainability disclosure standards, frameworks, and initiatives including, but not limited to, the TCFD, CDP, the Partnership for Carbon Accounting Financials (PCAF), the Sustainability Accounting Standards Board (SASB), the Global Reporting Initiative (GRI), the UN Global Compact (UNGC), and the Sustainable Development Goals (SDGs). ESG reporting and disclosures can be found on the Bank’s website under Responsibility & Social Impact, ESG Publications and Policies.

Task Force on Climate-related Financial Disclosures (TCFD)

Beginning in 2024, the ISSB will assume responsibility of monitoring climate-related disclosures and reporting to the Financial Stability Board.

Governance

Board Oversight

As ESG topics require a multidisciplinary approach, the risks, and opportunities it poses to the Bank are addressed by the Board of Directors and its committees. The following Board committees provide ongoing oversight, at minimum, annually, but are engaged as important matters arise:

•

Risk Committee: Retains oversight of ESG Risks, including climate-related risks, and periodically reviews and approves the Bank’s key risk management policies, frameworks, and limits to ensure that management is operating within the Bank’s Enterprise Risk Appetite Framework.

•

Corporate Governance Committee: Evaluates the Bank’s environmental and social performance and assesses best practices for ESG disclosure; examines current and emerging ESG topics, considers their implications on the Bank’s strategy and reviews the Bank’s annual ESG Report; and acts in an advisory capacity through a continuing assessment of the Bank’s approach to corporate governance and makes policy recommendations, including on topics such as human rights.

•

Audit & Conduct Review Committee: Oversees climate-related disclosure as part of the Bank’s financial reporting, sets standards of conduct for ethical behaviour and oversees conduct risk management, and consumer protection.

•

Human Capital & Compensation Committee: Oversees human capital and compensation strategies related to diversity, equity and inclusion, employee health, safety, and well-being and other ESG policies and practices.

Management’s Role

The Board of Directors is supported by the President and Chief Executive Officer (CEO) and Chief Risk Officer (CRO). The CRO has delegated their authority over the oversight of ESG risk to the Operational Risk Committee (ORC). The ORC provides effective oversight and challenge of the Bank’s management of environmental and social risks. Its responsibilities include monitoring of the ESG risk profile, reviews and approves ESG Risk frameworks, policies, risk appetite statements and limits to the ORC.

Furthermore, a dedicated Corporate ESG Committee assists the Bank in achieving its ESG objectives by providing strategic guidance and advice on the Bank’s ESG priorities and commitments. It recommends approval of corporate ESG, climate change and human rights related strategies and disclosures to the Operating Committee.

Strategy

In October 2021, Scotiabank joined the Net Zero Banking Alliance (NZBA), re-enforcing the Bank’s commitment in playing a significant role to finance the climate transition and support collaborative approaches between the public and private sectors to reach the goal of net-zero by 2050. Scotiabank’s 2022 Net Zero Pathways Report sets out interim emissions intensity reduction targets for the Oil and Gas and the Power and Utilities sectors. In October 2023, Scotiabank introduced a third emissions intensity reduction target for the Automotive Sector. The Bank will continue to report annually on its plans and progress towards establishing additional sector targets and achieving these targets. As part of this program, Scotiabank’s $10 million Net-Zero Research Fund, established in 2021, has awarded $3 million in funding to date to stimulate pioneering research to support the decarbonization of the economy.

In addition, the Bank has committed to mobilize $350 billion by 2030 in climate-related finance to address climate change. This includes incentivizing innovation intended to help mitigate the impact of climate change. The financial products and services we offer in support of these objectives, outlined in the Climate-Related Finance Framework, contribute to Scotiabank’s goal of becoming net zero by 2050. The Sustainable Finance and Clean Tech Energy Groups within Global Banking and Markets and Canadian Business Banking continues to grow and works closely with Scotiabank partner teams to provide financial solutions and ESG advice across sustainable finance products to corporate, financial, public sector and institutional clients across our global footprint.

The Bank has also committed to securing 100% non-emitting electricity(1) in Canada by 2025 and globally by 2030 and reducing Scope 1 and 2 GHG emissions (against 2016 baseline) by 35% globally by 2030. In 2022, the Bank has secured 67% of electricity from non-emitting sources and achieved 29% absolute operational emission reduction.

(1)	Either physically or virtually. Non-emitting sources includes renewable (hydro, solar, wind, geothermal, tidal) and nuclear sources, and may include the use of RECs.

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Risk Management

Climate change risk is the risk of potential adverse impacts to the Bank as a result of the direct or indirect impacts of a changing climate. Climate change risks could be in the form of physical or transition risk. Examples of physical risk considerations include severe weather (e.g., floods, hurricanes, extreme cold or heat). Examples of transition risk considerations include policy/regulatory actions such as subsidies, taxes, or increased fuel costs, as well as changing market conditions.

The Bank utilizes a comprehensive environmental risk management process where the identification, assessment and management of climate change risk is done through due diligence as part of the overall existing environmental risk assessment and credit adjudication processes. We continue to advance our capabilities and approach to climate risk management:

•

The Bank has a Climate Change Risk Assessment (CCRA) process that evaluates both the physical and transition risks a client may face, and their level of awareness to such risks. The Bank assessed its exposure to the sectors with the highest vulnerability to physical and transition climate risk drivers. The CCRA compliments the sector sensitivity analysis by capturing borrower level mitigation factors such as geography, location of assets, and climate-specific management strategies. The CCRA and climate sector vulnerability results have been included within credit industry reviews to assess climate risk drivers and determine their potential materiality.

•	A module on climate change risk is delivered in the annual mandatory environmental risk training for all banking officers and credit adjudicators.

•

The Bank commenced a pilot project within our underwriting process to assess the alignment between the Bank’s emissions targets and the targets of select Global Banking and Markets lending clients in the oil and gas and power and utilities sectors. The initial lessons from the pilot and portfolio evaluation are being used to inform the Bank’s interim net zero target.

•	A procedure document was created to assess the sustainability features of credit transactions to reduce greenwashing risk.

•	The Bank is establishing an enterprise ESG data and analytics strategy. It’s aimed at improving ESG data management and centralizing ESG-related infrastructure.

•

The Bank is developing methods to integrate transition and physical risks arising from climate change into our enterprise stress testing framework. Climate scenario analysis is being applied to predict credit risk to our non-retail lending portfolio in near-term (2025 and 2030) and long-term horizons (2050) enterprise-wide, using four scenarios from the Network for Greening the Financial System (NGFS): Current Policies, Nationally Determined Contributions (NDCs), Delayed Transition, and Net Zero 2050, which vary in levels of physical and transition risk. Current Policies and NDCs are considered ‘hot house world’ scenarios with high physical and low transition risk. Delayed Transition assumes a disorderly transition with delayed policy implementation leading to a low-moderate physical risk, high transition risk scenario. In contrast, Net Zero 2050 assumes strict policies will be implemented immediately leading to an orderly, low physical risk, low transition risk scenario. Scenario analysis is also being applied in our retail lending portfolio to predict physical risks.

•	The Bank is a participant in industry groups to develop consistent methodologies and metrics for TCFD reporting.

•

The Bank is a participant in the United National Environment Program – Finance Initiative (UNEP FI) TCFD and Climate Risk Program. The program is meant to assist the financial sector in developing sound practices regarding climate risk.

•

The Bank collaborates extensively with sector and non-governmental organizations such as the Institute of International Finance’s (IIF) Sustainable Finance Working Group, Canadian Business for Social Responsibility (CBSR) Net-Zero Working Group, and Canadian Sustainable Finance Action Council (SFAC), associated Taxonomy Technical Expert Group and various workstreams of the Glasgow Financial Alliance for Net Zero (GFANZ), such as the Mainstream Transition Finance and the Policy workstreams.

Metrics and Targets

Scotiabank states, monitors, and reports on ESG related performance and targets annually in Scotiabank’s ESG Report. As part of the Climate Commitments, the Bank is tracking the initiatives that underlie its commitment through the metrics and targets it has adopted pursuant to these Commitments, including a target to reduce operational GHG emissions and to mobilize $350 billion to reduce the impacts of climate change.

Additionally, the Bank has an ESG Performance Metric (ESGPM) that is included in the Enterprise Risk Appetite Framework as a risk appetite metric. The ESGPM is a composite measure of ESG risk based on environmental, social and governance sub-metrics which inform on reputational, credit, and operational categories. The metric is internally reported quarterly, in accordance with other risk appetite metrics.

The process to calculate the Bank’s gross credit risk exposures to carbon-related sectors can be found in the ESG report.

Data Risk

Data risk is the risk of exposure to the adverse financial and non-financial consequences (e.g., revenue loss, reputational risk, regulatory risk, sub-optimal management decisions) caused by mismanagement, misunderstanding or misuse of the Bank’s data assets. This risk may arise from a lack of data risk awareness; insufficient data risk oversight, governance and controls; inadequate data management and poor data quality; inferior data security and protection; and/or inappropriate, unintended or unethical data usage.

The Data Risk Management Framework (DRMF) outlines the overarching guiding principles for data risk management and defines the governance structure of the enterprise data risk management program, recognizing the collaborative nature of data risk management and oversight. The Data Risk Management Policy (DRMP) categorizes and explains risks associated with data throughout the data lifecycle; and outlines the interaction model and roles and responsibilities for key stakeholders involved in managing the data risk across the organization.

Model Risk

Model risk is the risk of adverse financial (e.g., capital, losses, revenue) and reputational consequences arising from the design, development, implementation and/or use of a model. It can originate from, among other things, inappropriate specifications; incorrect parameter estimates; flawed hypotheses and/or assumptions; mathematical computation errors; inaccurate, inappropriate or incomplete data; inappropriate, improper or unintended usage; and inadequate monitoring and/or controls.

The Model Risk Management Framework outlines the Bank’s approach for effective governance and oversight of model risk consistent with the policies and processes outlined in the Bank’s Model Risk Management Policy (MRMP). The MRMP describes the overarching principles, policies, and procedures that provide the framework for managing model risk. All models, whether developed by the Bank or vendor-supplied, that meet the Bank’s model definition are covered by this Policy. The MRMP also clearly defines roles and responsibilities for key stakeholders involved in the model risk management cycle.

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Management’s Discussion and Analysis

Reputational Risk

Reputational risk is the risk that negative publicity or stakeholder sentiment regarding Scotiabank’s conduct, business practices or associations, whether true or not, will adversely affect its revenues, operations or customer base, or require costly litigation or other defensive measures.

The Bank has an Enterprise Reputational Risk Policy, as well as other policies and procedures for managing suitability risk, and reputational and legal risk related to various transactions, relationships or other Bank activities. Reputational risk is managed and controlled by the Scotiabank Code of Conduct, governance practices and risk management programs, policies, procedures, and training. All directors, officers and employees have a responsibility to conduct their activities in accordance with the Scotiabank Code of Conduct, and in a manner that minimizes reputational risk. The activities of the Legal; Global Tax; Corporate Secretary; Global Communications; Global Compliance & AML, and Global Risk Management departments, as well as the Reputational Risk Committee, are particularly oriented to the management of reputational risk.

Strategic Risk

Strategic risk is the risk that the enterprise, business lines or corporate functions will make strategic choices that are inappropriate or insufficiently resilient to changes in the business environment, or ineffectively execute such strategies.

The Board is ultimately responsible for oversight of strategic risk, by ensuring a robust strategic planning process and approving, on an annual basis, the strategic plan for the Bank. Changes in our business strategy can impact our risk appetite and therefore the Annual Strategy Report to the Board of Directors considers linkages between the Bank’s Enterprise Risk Appetite Framework and the enterprise strategy, business line strategies and how the corporate functions support the business lines in the execution of their strategic plans. The Board reviews this material, along with other relevant strategic and financial presentations by management throughout the year in order to provide the appropriate governance.

The strategic planning process is managed by Enterprise Strategy which supports the management of strategic risk throughout the planning process by ensuring alignment across our business, financial, capital and risk planning. Global Risk Management also provides oversight of strategic risk by providing independent reviews throughout the strategic planning process, establishing enterprise risk frameworks, and independently monitoring and reporting on the level of risk established against our risk appetite metrics.

The development, evaluation and execution of the Bank’s strategic plans is owned by the Management team of the Bank. They participate actively in the annual planning process and on an ongoing basis, Heads of Business Lines and Corporate Functions identify, manage, and assess the internal and external risks that could impede achievement of, or progress of, strategic objectives. The executive management team regularly meets to evaluate the effectiveness of the Bank’s strategic plan, and consider what amendments, if any, are required.

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Controls and Accounting Policies

Controls and Procedures

Management’s responsibility for financial information contained in this annual report is described on page 140.

Disclosure controls and procedures

The Bank’s disclosure controls and procedures are designed to provide reasonable assurance that information is accumulated and communicated to the Bank’s management, including the President and Chief Executive Officer and the Group Head and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

As of October 31, 2023, the Bank’s management, with the participation of the President and Chief Executive Officer and the Group Head and Chief Financial Officer, evaluated the effectiveness of its disclosure controls and procedures, as defined under the rules adopted by the U.S. Securities and Exchange Commission (SEC) and the Canadian securities regulatory authorities, and have concluded that the Bank’s disclosure controls and procedures are effective.

Internal control over financial reporting

Management of the Bank is responsible for establishing and maintaining adequate internal control over financial reporting. These controls include policies and procedures that:

•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Bank;

•

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), and that receipts and expenditures are being made only in accordance with authorizations of management and directors of the Bank; and

•

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Bank’s assets that could have a material effect on the financial statements.

All control systems contain inherent limitations, no matter how well designed. As a result, the Bank’s management acknowledges that its internal control over financial reporting will not prevent or detect all misstatements due to error or fraud. In addition, management’s evaluation of controls can provide only reasonable, not absolute, assurance that all control issues that may result in material misstatements, if any, have been detected.

Management assessed the effectiveness of internal control over financial reporting, using the Internal Control-Integrated Framework 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and based on that assessment concluded that internal control over financial reporting was effective as of October 31, 2023. There are no material weaknesses that have been identified by management in this regard. KPMG LLP, the independent auditors appointed by the shareholders of the Bank, who have audited the consolidated financial statements, have also audited internal control over financial reporting as of October 31, 2023.

Changes in internal control over financial reporting

During the year ended October 31, 2023, there have been no changes in the Bank’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Bank’s internal control over financial reporting.

Critical Accounting Policies and Estimates

The Bank’s accounting policies are integral to understanding and interpreting the financial results reported in this annual report. Note 3 to the consolidated financial statements summarizes the significant accounting policies used in preparing the Bank’s consolidated financial statements. Certain of these policies require management to make estimates, assumptions and subjective judgments that are difficult, complex, and often relate to matters that are inherently uncertain. The policies discussed below are particularly important to the presentation of the Bank’s financial position and results of operations, as changes in the estimates, assumptions and judgments could have a material impact on the Bank’s consolidated financial statements. These estimates, assumptions and judgments are adjusted in the normal course of business to reflect changing underlying circumstances.

Allowance for credit losses

The allowance for credit losses, using an expected credit loss approach as required under IFRS 9, is estimated using valuation models and incorporates inputs, assumptions and techniques that involve a high degree of management judgment. Under IFRS 9 expected credit loss methodology, an allowance is recorded for expected credit losses on financial assets regardless of whether there has been an actual loss event. The Bank recognizes an allowance at an amount equal to 12 month expected credit losses if the credit risk at the reporting date has not increased significantly since initial recognition (Stage 1). When a financial asset experiences a significant increase in credit risk after origination but is not considered to be in default, it is included in Stage 2 and subject to lifetime expected credit losses. Financial assets that are in default are included in Stage 3. Similar to Stage 2, the allowance for credit losses for Stage 3 financial assets captures the lifetime expected credit losses.

The main drivers in allowance for credit loss changes that are subject to significant judgment include the following:

•	Determination of point-in-time parameters such as probability of default (PD), loss given default (LGD) and exposure at default (EAD).

•	Forecast of macroeconomic variables for multiple scenarios and probability weighting of the scenarios.

•	Assessment of significant increase in credit risk.

Qualitative adjustments or overlays may also be made as temporary adjustments using expert credit judgment in circumstances where, in the Bank’s view, the existing regulatory guidance, inputs, assumptions, and/or modelling techniques do not capture all relevant risk factors. The use of management overlays requires significant judgment that may impact the amount of allowance recognized.

Measurement of expected credit losses

The probability of default (PD), exposure at default (EAD), and loss given default (LGD) inputs used to estimate expected credit losses are modelled based on historical default and loss experience, and macroeconomic variables that are closely related with credit losses in the relevant portfolio.

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Management’s Discussion and Analysis

Details of these statistical parameters/inputs are as follows:

•

PD – The probability of default is an estimate of the likelihood of default over a given time horizon. A default may only happen at a certain time over the remaining estimated life, if the facility has not been previously derecognized and is still in the portfolio.

•

EAD – The exposure at default is an estimate of the exposure at a future default date, considering expected changes in the exposure after the reporting date, including repayments of principal and interest, whether scheduled by contract or otherwise, expected drawdowns on committed facilities, and accrued interest from missed payments.

•

LGD – The loss given default is an estimate of the loss arising in the case where a default occurs at a given time. It is based on the difference between the contractual cash flows due and those that the lender would expect to receive, including from the realization of any collateral. It is usually expressed as a percentage of the EAD.

Forward-looking macroeconomic scenarios

The Bank uses a broad range of forward-looking economic information as inputs to its models of expected credit losses and the related allowance. These include real GDP, unemployment rates, consumer price index, central bank interest rates, and house-price indices, amongst others. The allowance is determined using four probability-weighted, forward-looking scenarios. The Bank considers both internal and external sources of information and data in order to create unbiased projections and forecasts. The Bank prepares the scenarios using forecasts generated by Scotiabank Economics (SE). The forecasts are generated using both internally and externally developed models whose outputs are modified by SE as necessary to formulate a ‘base case’ view of the most probable future direction of economic developments; SE also develops a representative range of other alternative possible forecast scenarios. More specifically, the process involves the development of three additional economic scenarios to which relative probabilities are assigned. The development of the baseline and alternative scenarios is overseen by a governance committee that consists of internal stakeholders from across the Bank. The final baseline and alternative scenarios reflect significant review and oversight and incorporate judgment both in the determination of the scenarios’ forecasts and the probability weights that are assigned to them.

Significant Increase in credit risk (SIR)

The assessment of SIR since origination of a financial asset considers borrower-specific quantitative and qualitative information without consideration of collateral, and the impact of forward-looking information. Quantitative models may not always be able to capture all reasonable and supportable information that may indicate a significant increase in credit risk. Qualitative factors may be assessed to supplement the gap. Examples of situations include changes in adjudication criteria for a particular group of borrowers; changes in portfolio composition and natural disaster events impacting certain portfolios.

For retail exposures, a significant increase in credit risk cannot be assessed using forward-looking information at an individual account level. Therefore, the assessment must be done at the segment level. Segment migration thresholds exist for each PD model by product which considers the proportionate change in PD as well as the absolute change in PD. The thresholds used for PD migration are reviewed and assessed at least annually unless there is a significant change in credit risk management practices in which case the review is brought forward.

For Non-retail exposures the Bank uses an internal risk rating scale (IG codes). All non-retail exposures have an IG code assigned that reflects the probability of default of the borrower. Both borrower specific and non-borrower specific (i.e. macroeconomic) forward-looking information is considered and reflected in the IG rating. Significant increase in credit risk is evaluated based on the migration of the exposures among IG codes.

Fair value of financial instruments

All financial instruments are measured at fair value on initial recognition. Subsequent measurement of a financial instrument depends on its classification. The contractual cash flow characteristics of a financial instrument and the business model under which it is held determine such classification. Non-trading loans and receivables, certain securities and most financial liabilities are carried at amortized cost unless classified or designated as fair value through profit and loss or fair value through other comprehensive income at inception.

The fair value of a financial asset or liability is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the principal, or in its absence, the most advantageous market to which the Bank has access at the measurement date.

The Bank discloses the classification of all financial instruments carried at fair value in a hierarchy based on the determination of fair value. The best evidence of fair value for a financial instrument is the quoted price in an active market. Fair value based on unadjusted quoted market prices for identical instruments in active markets represents a Level 1 valuation. Quoted prices are not always available for over-the-counter (OTC) transactions, as well as transactions in inactive or illiquid markets. OTC transactions are valued using internal models that maximize the use of observable inputs to estimate fair value. The chosen valuation technique incorporates all the factors that market participants would consider in pricing a transaction. When fair value is based on all significant market observable inputs, the valuation is classified as Level 2. Financial instruments traded in a less active market can be valued using indicative market prices, the present value of cash flows or other valuation techniques. Fair value estimates normally do not consider forced or liquidation sales. Where financial instruments trade in inactive markets or when using models where observable parameters do not exist, significant management judgement is required for valuation methodologies and model inputs. Valuations that require the significant use of unobservable inputs are considered Level 3. The calculation of estimated fair value is based on market conditions at a specific point in time and therefore may not be reflective of future fair values.

The Bank has controls and processes in place to ensure that the valuation of financial instruments is appropriately determined. Global Risk Management (GRM) is responsible for the design and application of the Bank’s risk management framework. GRM is independent of the Bank’s business units and is overseen by Executive Management and the Board of Directors. Senior management committees within GRM oversee and establish standards that are critical in ensuring that appropriate valuation methodologies and policies are in place for determining fair value.

Where possible, valuations are based on quoted prices or observable inputs obtained from active markets. GRM oversees a monthly Independent Price Verification (IPV) process to ensure the reliability and accuracy of prices and inputs used in the determination of fair value. The IPV process is performed by price verification groups that are independent of the business. The Bank maintains an approved list of pricing sources that are used in the IPV process. These sources include, but are not limited to, brokers, dealers and consensus pricing services. The valuation policies relating to the IPV process require that all pricing or rate sources be external to the Bank. At least annually, an independent assessment of pricing or rate sources is performed by GRM to determine the market presence or market representative levels.

Where quoted prices are not readily available, such as for transactions in over-the-counter markets, internal models that maximize the use of observable inputs are used to estimate fair value. An independent second-line model risk management function within GRM oversees the initial

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model validation, approval and ongoing validation and the performance monitoring of valuation models used in determining fair value. Model development and validation processes are governed by the Bank’s Model Risk Management Policy.

In determining fair value for certain instruments or portfolios of instruments, valuation adjustments or reserves may be required to arrive at a more accurate representation of fair value. The Bank’s policy of applying valuation reserves to a portfolio of instruments is approved by a senior management committee. These reserves can include adjustments for credit risk, bid-offer spreads, unobservable parameters, funding costs and constraints on prices in inactive or illiquid markets. The methodology for the calculation of valuation reserves is reviewed at least annually by senior management.

Valuation adjustments recorded against the fair value of financial assets and financial liabilities totaled $153 million as at October 31, 2023 (2022 – $357 million), net of any write-offs. The majority of the year-over-year change is due to tightening of counterparty credit spreads during the year.

As at October 31, 2023, a net funding valuation adjustment (FVA) representing an excess of funding benefit adjustment over funding cost adjustment of $271 million (2022 – $127 million), pre-tax, was recorded for uncollateralized derivative instruments.

Employee benefits

The Bank provides pension and other benefit plans for eligible employees in Canada and internationally. Pension benefits are offered in the form of defined benefit pension plans (generally based on an employee’s length of service and earnings), and in the form of defined contribution pension plans (where the Bank’s contribution is fixed and there is no legal or constructive obligation to pay further amounts). Other benefits include post-retirement health care, dental care and life insurance, along with other long-term employee benefits such as long-term disability benefits.

The employee benefit expenses and the related benefit obligation are calculated using actuarial methods and certain actuarial assumptions. These assumptions are based on management’s best estimate and are reviewed and approved annually. The most significant assumption is the discount rate used to determine the defined benefit obligation, which is set by reference to the yields on high quality corporate bonds that have durations that match the terms of the Bank’s obligations. Separate discount rates are used to determine the annual benefit expense in Canada and the U.S. These rates are determined with reference to the yields on high quality corporate bonds with durations that match the various components of the annual benefit expense. The discount rate used to determine the annual benefit expense for all other plans is the same as the rate used to determine the defined benefit obligation. Other key assumptions include future compensation, health care costs, employee turnover, retirement age and mortality. When making these estimates, management considers expectations of future economic trends and business conditions, including inflation rates as well as other factors, such as plan specific experience and best practices.

Actual experience that differs from assumptions made by management will result in a net actuarial gain or loss recognized immediately in other comprehensive income, except for other long-term employee benefits where they are recognized in the Consolidated Statement of Income.

Note 28 of the consolidated financial statements contains details of the Bank’s employee benefit plans, such as the disclosure of pension and other benefit amounts, management’s key assumptions, and a sensitivity analysis of changes in these assumptions on the employee benefit obligation and expense.

Corporate income taxes

Management exercises judgment in determining the provision for income taxes and deferred income tax assets and liabilities. The provision is based on management’s expectations regarding the income tax consequences of transactions and events during the period. Management interprets the tax legislation for each jurisdiction in which the Bank operates and makes assumptions about the expected timing of the reversal of deferred income tax assets and liabilities. If management’s interpretations of the legislation differ from those of the tax authorities, or if the actual timing of the reversals of the deferred income tax assets and liabilities is not as anticipated, the provision for income taxes could increase or decrease in future periods.

The Bank maintains provisions for uncertain tax positions that it believes appropriately reflect the risk of tax positions under discussion, audit, dispute or appeal with tax authorities, or which are otherwise considered to involve uncertainty. These provisions are made using the Bank’s best estimate of the amount expected to be paid based on an assessment of all relevant factors, which are reviewed at the end of each reporting period. It is possible that additional liability and income tax expense could arise in the future, depending on the acceptance of the Bank’s tax positions by the relevant tax authorities in the jurisdictions in which the Bank operates.

Note 27 of the consolidated financial statements contains further details with respect to the Bank’s provisions for income taxes.

Structured entities

In the normal course of business, the Bank enters arrangements with structured entities on behalf of its customers and for its own purposes. These structured entities can be generally categorized as multi-seller commercial paper conduits, Bank funding vehicles and structured finance entities. Further details are provided in the Off-balance sheet arrangements section on page 69.

Management is required to exercise judgement to determine whether a structured entity should be consolidated. This evaluation involves understanding the arrangements, determining whether decisions about the relevant activities are made by means of voting rights or other contractual arrangements, and determining whether the Bank controls the structured entity.

The Bank controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. The three elements of control are:

•	power over the investee;

•	exposure, or rights, to variable returns from involvement with the investee; and

•	the ability to use power over the investee to affect the amount of the Bank’s returns.

This definition of control applies to circumstances:

•	when voting rights or similar rights give the Bank power, including situations where the Bank holds less than a majority of voting rights or involving potential voting rights;

•	when an investee is designed so that voting rights are not the dominant factor in deciding who controls the investee (i.e., relevant activities are directed by contractual arrangements);

•	involving agency relationships; and

•	when the Bank has control over specified assets of an investee.

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Management’s Discussion and Analysis

The Bank does not control an investee when it is acting in an agent’s capacity. The Bank assesses whether it is an agent by determining whether it is primarily engaged to act on behalf and for the benefit of another party or parties. Factors that the Bank considers in this assessment include the scope of its decision-making authority over the investee, the rights held by other parties, the remuneration to which it is entitled, and the Bank’s exposure to variability of returns from other interests that it holds in the investee. The analysis uses both qualitative and quantitative analytical techniques and involves the use of a number of assumptions about the business environment in which the structured entity operates and the amount and timing of future cash flows. The Bank reassesses whether it controls an investee if facts and circumstances indicate that one or more of the three elements of control change. Management is required to exercise judgement to determine if a change in control event has occurred. During 2023, there were no change in control events that caused the Bank to change its control conclusion of its multi-seller conduits or other structured entities.

As described in Note 15 to the consolidated financial statements and in the discussion of off-balance sheet arrangements, the Bank does not control the two Canadian-based multi-seller conduits that it sponsors and they are not required to be consolidated on the Bank’s Consolidated Statement of Financial Position. The Bank controls its U.S.-based multi-seller conduit and consolidates it on the Bank’s Consolidated Statement of Financial Position.

Goodwill

For impairment testing, goodwill acquired in a business combination is, on the acquisition date, allocated to each of the Bank’s group of cash-generating units (CGU) that are expected to benefit from the particular acquisition. Goodwill is not amortized but tested for impairment annually and when circumstances indicate that the carrying value may be impaired. At each reporting date, goodwill is reviewed to determine whether there is any indication of impairment. Each CGU to which goodwill is allocated for impairment testing reflects the lowest level at which goodwill is monitored for internal management purposes.

The Bank determines the carrying value of the CGU using a regulatory capital approach based on credit, market, operational risks and leverage, consistent with the Bank’s capital attribution for business line performance measurement. Corporate capital that is not directly attributable is allocated to each CGU on a proportional basis. The recoverable amount is the greater of fair value less costs of disposal (“FVLCD”) and value in use (“VIU”). If either FVLCD or VIU exceeds the carrying amount, there is no need to determine the other. An impairment loss is recognized if the carrying amount of the CGU exceeds the recoverable amount. An impairment loss, in respect of goodwill, is not reversed.

FVLCD is the price that would be received from the sale of a CGU in an orderly transaction between market participants, less costs of disposal, at the measurement date. In determining FVLCD, an appropriate valuation model is used which considers various factors including normalized net income, price earnings multiples, and control premiums. These calculations are corroborated by valuation multiples and quoted share prices for publicly traded subsidiaries or other available fair value indicators.

VIU is the present value of the future cash flows expected to be derived from a CGU. The determination of VIU involves judgment in estimating future cash flows, terminal growth rate and discount rate. The future cash flows are based on management approved budgets and plans which factor in market trends, macro-economic conditions, forecasted earning and business strategy for the CGU. The terminal growth rate is based on the long-term growth expectations in the relevant countries, while the discount rate is based on the cost of capital.

Significant judgment is applied in determining the recoverable amounts of the CGU and assessing whether certain events or circumstances constitute objective evidence of impairment.

Goodwill was assessed for annual impairment based on the methodology described above as at July 31, 2023, and no impairment was determined to exist. As of October 31, 2023, there were no significant changes to this assessment. For additional information, see Note 18 of the consolidated financial statements.

Intangible assets

Intangible assets with indefinite useful lives are not amortized but tested for impairment annually and when circumstances indicate that the carrying value may be impaired. Intangible assets with finite useful lives are amortized over the estimated useful life of the asset, and are tested for impairment only when events and circumstances indicate impairment. Indefinite life and finite life intangible assets are reviewed at each reporting date to determine whether there is any indication of impairment.

The recoverable amount is the greater of fair value less costs of disposal (“FVLCD”) and value in use (“VIU”). If either FVLCD or VIU exceeds the carrying amount, there is no need to determine the other. The VIU method is used by the Bank to determine the recoverable amount of intangible assets. In determining VIU, a discounted cash flows valuation model is used which incorporates key assumptions such as management-approved cash flow projections, terminal growth rate, and the applicable discount rate. An impairment loss is recognized if the carrying amount of the intangible asset exceeds its recoverable amount. Impairment losses recognized in prior periods are reassessed at each reporting period for any indication that the loss has decreased or no longer exists. An impairment loss recognized in a prior period shall be reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment was recognized. The reversal of an impairment loss reflects an increase in the estimated service potential of an asset, either from use or from sale, and does not only result from the passage of time. An impairment loss is reversed only to the extent that the intangible asset’s carrying amount does not exceed the carrying amount that would have been determined if no impairment loss had been recognized.

The recoverable amount is significantly impacted by the discount rate and the terminal value. Significant judgment is applied in determining the intangible asset’s recoverable amount and assessing whether certain events or circumstances constitute objective evidence of impairment.

Indefinite life intangible assets were assessed for annual impairment based on the methodology described above as at July 31, 2023, and no impairment was determined to exist. As of October 31, 2023, there were no significant changes to this assessment. For additional information on both indefinite life and finite life intangible assets, see Note 18 of the consolidated financial statements.

Derecognition of financial assets

Financial assets are derecognized when the contractual rights to the cash flows from the asset have expired, which occurs with repayment by the borrower or upon substantial modification of the asset terms. Assets are also derecognized when the Bank transfers the contractual rights to receive the cash flows from the financial asset or has assumed an obligation to pay those cash flows to an independent third-party, and the Bank has transferred substantially all the risks and rewards of ownership of that asset to an independent third-party.

Management must apply judgement in determining whether a modification of the terms of the financial asset is substantial. For loans, this includes the nature of the modification and the extent of changes to terms including interest rate, authorized amount, term, or type of underlying collateral.

Management must also apply judgement in determining, based on specific facts and circumstances, whether the Bank has retained or transferred substantially all the risks and rewards of ownership of the financial asset. Where substantially all the risks and rewards of ownership of the financial asset are neither retained nor transferred, the Bank derecognizes the transferred asset only if it has lost control over that asset. If the Bank retains control over the asset, it will continue to recognize the asset to the extent of its continuing involvement.

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Most assets transferred under repurchase agreements, securities lending agreements, securitizations of fully insured Canadian residential mortgages, and securitizations of personal lines of credit, credit cards and auto loans do not qualify for derecognition. The Bank continues to record the transferred assets on the Consolidated Statement of Financial Position as secured financings.

Further information on derecognition of financial assets can be found in Note 14 of the consolidated financial statements.

Provisions

The Bank recognizes a provision if, because of a past event, the Bank has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Probable in this context means more likely than not. Significant judgement is required in determining whether a present obligation exists and in estimating the probability, timing, and amount of any future outflows.

In the ordinary course of business, the Bank and its subsidiaries are routinely defendants in, or parties to a number of pending and threatened legal actions and regulatory proceedings, including actions brought on behalf of various classes of claimants. In view of the inherent difficulty of predicting the outcome of such matters, the Bank cannot state what the eventual outcome of such matters will be.

Legal provisions are established when it becomes probable that the Bank will incur an expense related to a legal action and the amount can be reliably estimated. Such provisions are recorded at the best estimate of the amount required to settle any obligation related to these legal actions as at the balance sheet date, considering the risks and uncertainties surrounding the obligation. Management and internal and external experts are involved in estimating any amounts that may be required. The actual costs of resolving these claims may vary significantly from the amount of the legal provisions. The Bank’s estimate involves significant judgement, given the varying stages of the proceedings, the fact that the Bank’s liability, if any, has yet to be determined and the fact that the underlying matters will change from time to time. As such, there is a possibility that the ultimate resolution of those legal actions may be material to the Bank’s consolidated results of operations for any reporting period.

Future Accounting Developments

The Bank actively monitors developments and changes in accounting standards from the IASB, as well as requirements from the other regulatory bodies, including OSFI. The Bank is currently assessing the impact of adoption of new standards issued by the IASB on its consolidated financial statements and also evaluating the alternative elections available on transition.

Effective November 1, 2023

Insurance contracts

The International Accounting Standards Board issued IFRS 17 Insurance Contracts to replace IFRS 4 Insurance Contracts. IFRS 17 provides a comprehensive principle-based framework for the recognition, measurement, presentation, and disclosure of insurance contracts and is effective for the Bank on November 1, 2023. The standard is to be applied on a full retrospective basis unless impractical, where either the modified retrospective or fair value method may be used.

The Bank assessed the data and assumptions required to apply IFRS 17 and determined that the full retrospective approach could be applied for its short duration contracts and the fair value approach was required for its longer duration contracts. Short duration contracts apply the premium allocation approach which requires that the expected premium is recognized into income over the coverage period and a liability is established to the extent that cash inflows are received earlier than the recognition of premiums into insurance revenue. For long duration contracts, the adoption of IFRS 17 will result in recognition of probability-weighted fulfilment cashflows and a risk adjustment for non-financial risk for groups of contracts. To the extent that those groups of contracts are expected to be profitable, a contractual service margin liability is recognized on the Consolidated Statement of Financial Position which represents unearned profits that will be recognized in the Consolidated Statement of Income in the future over the life of the contract. Insurance revenue is earned over the period of expected claims, risk is released as coverage is provided. For all insurance contracts, losses on onerous contracts are recognized in income immediately.

IFRS 17 is effective for the Bank on November 1, 2023, and the Bank plans to adopt the standard by restating the comparative year results from the transition date of November  1, 2022. The expected impact of applying IFRS 17 to opening retained earnings as of transition date is not expected to be material.

Regulatory Developments

The Bank continues to monitor and respond to global regulatory developments relating to a broad spectrum of topics, in order to ensure that control functions and business lines are responsive on a timely basis and business impacts, if any, are minimized. A high-level summary of some of the key regulatory developments that have the potential of impacting the Bank’s operations is included in the Legal and compliance risk section of this MD&A and below, as may be updated by quarterly reports.

Act to Modernize Legislation Provisions Respecting the Protection of Personal Information

On June 12, 2020, Law 25 (previously Bill 64) was introduced in Quebec to modernize its private and public sector privacy laws. Called An Act to Modernize Legislation Provisions Respecting the Protection of Personal Information (Quebec), the Law introduces stricter requirements for privacy, including enhanced transparency, protections and consent, for Quebec businesses with significant fines and increased authorities for the Commission d’accès à l’information. The original Bill 64 was adopted by the National Assembly on September 21, 2021, and the second series of amendments came into force on September 22, 2023, with the remainder coming into force on September 22, 2024. The Bill is now referred to as Law 25. On October 31, 2023, the Commission d’accès à l’information published its guidelines. The Bank is working on the implementation of Law 25 requirements.

New Derivative Business Conduct Rules

The Canadian Securities Administrators (CSA) published Multilateral Instrument 93-101 Derivatives: Business Conduct on September 28, 2023. This instrument, which becomes effective in participating jurisdictions on September 28, 2024, regulates the Bank’s conduct as a derivatives dealer and provides protections to over-the-counter derivatives market participants. The Bank is working to implement any required changes to ensure the Bank’s compliance by the effective date.

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OSFI Guideline B-15: Disclosure of Climate-Related Matters

OSFI published its final Guideline B-15 – Climate Risk Management on March 7, 2023, which sets out its expectations for the management of climate-related risks for FRFIs and includes disclosure expectations beginning on October 31, 2024. The Bank contributed with the Canadian Bankers Association (CBA) to respond to a draft Climate Risk Regulatory Data Return consultation which was due on September 30th, 2023. On October 16th, the Office of the Superintendent of Financial Institutions (OSFI) launched a consultation on Standardized Climate Scenario Exercise with responses due by December 16th, 2023. The Bank is working on the timely implementation of OSFI B-15 requirements.

OSFI Draft Integrity and Security Guideline

On October 13, 2023, in response to Bill C-47 (an Act to implement certain provisions of the budget tabled in Parliament on March 28, 2023) and OSFI’s expanded integrity and security mandate, OSFI published a draft Integrity and Security Guideline for consultation. Comments on the draft guideline were due November 24, 2023 and OSFI intends to issue a final guideline by end of January 2024. This draft guideline requires federally regulated financial institutions (FRFIs), such as the Bank, to ensure that they have adequate policies and procedures in place to protect against threats to their integrity and security, follow all relevant existing OSFI guidelines, and meet specific new expectations in the draft guideline, such as the expectation that any suspicion of foreign interference, undue influence and malicious activity be promptly reported to law enforcement. The Bank is currently reviewing the draft guideline and its potential impact on the Bank.

OSFI Draft Revised Guideline E-21: Operational Risk

On October 13, 2023, OSFI launched a public consultation of revised Guideline E-21: Operational Resilience and Operational Risk Management (Guideline E-21). The revised Guideline E-21 (i) establishes a more explicit linkage between Operational Risk and Operational Resilience practices, (ii) sets new expectations for operational resilience to strengthen FRFIs ability to prepare for and recover from severe disruptive events; (iii) modernizes OSFI’s expectations for operational risk management by recognizing that operational resilience is built on a foundation of effective operational risk management and setting out new expectations for business continuity management, crisis management, change management and data risk management; and (iv) contributes to FRFIs’ integrity and security.

OSFI Guideline B-20: Residential Mortgage Underwriting Practices and Procedures

OSFI launched a public consultation of Guideline B-20 on Residential Mortgage Underwriting Practices and Procedures (Guideline B-20) in January 2023. The consultation was focusing on a set of proposed complementary debt serviceability measures designed to better control prudential risks arising from high consumer indebtedness. The proposed debt serviceability measures include loan-to-income (LTI) and debt-to-income (DTI) restrictions, debt service coverage restrictions, and interest rate affordability stress tests. In October 2023, OSFI confirmed that it would no longer pursue two of its proposals at this time: debt-to-income (DTI) restrictions (while keeping LTI restrictions on the table) and debt service loan coverage restrictions. The Bank is monitoring this proposed regulatory development.

OSFI finalizes its Solo Total Loss Absorbing Capacity (TLAC) framework

In September 2023, OSFI finalized changes to its Solo TLAC Framework, effective the first quarter of 2024. Under this framework, OSFI has established a risk-based Solo TLAC ratio, which builds on the risk-based TLAC ratio set out in OSFI’s TLAC Guideline and the risk-based capital ratios described within OSFI’s Capital Adequacy Requirements Guideline. The risk-based Solo TLAC ratio will be the primary basis used by OSFI to assess the sufficiency of TLAC that is readily available to the domestic Parent Bank and to assess the Parent’s ability to act as a source of strength for its subsidiaries and/or other affiliates. Based on the Solo TLAC requirements within finalized guideline, the Bank expects to be compliant with the new requirements.

Interest rate benchmark reform

The publication of the overnight and 12-month U.S. Dollar London Interbank Offered Rate (USD LIBOR) tenors has ceased, and the one-month, three-month and six-month USD LIBOR tenors became non-representative as of June 30, 2023. These non-representative tenors will be published on a synthetic basis until September 30, 2024, to allow market participants to use such rates in legacy contracts. The Bank has successfully transitioned all of its USD LIBOR contracts to alternative risk-free rates either through amendments in advance as of June 30, 2023, or reliance through fallback provisions.

As previously announced by Refinitiv Benchmark Services (UK) Limited, one-month, two-month, and three-month Canadian Dollar Offered Rate (CDOR) tenors will continue to be published until June 28, 2024 (the cessation date). OSFI expects FRFIs to transition CDOR-linked transactions to Canadian Overnight Repo Rate Average (CORRA) before the cessation date.

CanDeal Benchmark Solutions and TMX Datalinx have launched the one-month and three-month Term CORRA benchmark on September 5, 2023. The Canadian Alternative Reference Rate working group (CARR) has announced that after November 1, 2023, all new loan contracts must reference only Overnight CORRA, Term CORRA, or Prime Rate instead of CDOR or a bankers’ acceptance rate.

The Bank’s Transition Plan aligns with the CDOR transition roadmap and milestones published by CARR. After June 30, 2023, all new derivatives and securities transactions of the Bank must reference CORRA benchmarks with permissible exceptions. With the cessation of CDOR, Bankers Acceptance (BA) based loan facilities will be transitioned to alternative rates such as CORRA or Prime. BA securities, which are produced as a result of BA-based loan facilities, will no longer be issued after the cessation of CDOR and will be replaced by other short-term money market instruments.

Canadian Federal Tax Measures

The Federal Budget released on March 28, 2023 included certain tax measures affecting the Bank. Of particular note were proposals to eliminate the deduction for dividends received on shares of Canadian corporations that are categorized as mark-to-market property for tax purposes; to impose a 2% tax on the net value of share repurchases; and to impose GST/HST on payment card clearing services with the potential to reassess prior years for GST/HST amounts owing. The Federal Budget also reconfirmed the Government of Canada’s commitment to implement the Organisation for Economic Co-operation and Development’s (OECD) Pillar Two model rules, which will impose a 15% minimum tax on global operations.

On June 22, 2023, Bill C-47 (an Act to implement certain provisions of the budget tabled in Parliament on March 28, 2023) containing the proposed Federal Budget tax measure relating to GST/HST on payment card clearing services passed all readings in Parliament and received royal assent to become law.

The impact of the enacted legislation on payment card clearing service fees paid by the Bank up to March 31, 2021 has been recognized in the Bank’s financial results as of October 31, 2023 and is not material for the Bank. The remaining impact of the enacted legislation and Federal Budget

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Management’s Discussion and Analysis    |    Controls and Accounting Policies

proposals, if enacted, would result in increased tax expense for the Bank; however, their impact cannot be accurately assessed at this time due to uncertainties around the final rules and their application by the Canada Revenue Agency.

On August 4, 2023, the Department of Finance Canada released draft legislation, which includes, among other things, the Pillar Two global minimum tax rules and 2% tax on the net value of all types of share repurchases by public corporations in Canada.

The Fall Economic Statement released on November 21, 2023 reaffirms the government’s intention to proceed with the previously announced tax measures, including the denial of the Dividend Received Deduction.

Global Minimum Tax

The OECD published Pillar Two model rules in December 2021 as part of its efforts toward international tax reform. The rules aim to have large multinational enterprises pay a minimum effective tax of 15% in each jurisdiction they operate. OECD member countries are in the process of developing domestic tax legislation to implement the rules.

On May 23, 2023, the IASB issued amendments to IAS 12 Income Taxes introducing a temporary mandatory exception from the recognition and disclosure of deferred taxes related to the implementation of Pillar Two global minimum tax rules. Additional disclosures will be required in future periods for current taxes related to effective rules and impacts from enacted legislation not yet in effect. The Bank has applied the deferred tax exception and will continue monitoring the progress of relevant legislation globally to determine the impact upon substantive enactment.

Quebec’s Consumer Protection Act

On October 5, 2023, the Province of Quebec’s National Assembly adopted “An Act to protect consumers from planned obsolescence and to promote the durability, repairability and maintenance of goods”. In addition to the planned obsolescence prohibitions, this act introduces in the existing Consumer Protection Act (Quebec) a more robust set of administrative penalties for organizations and their directors found in breach of its provisions, with potential maximum fines reaching up to 5% of the organization’s worldwide turnover for the preceding year. The Bank is monitoring this proposed regulatory development.

Financial Institutions Statues Review and Non-Sufficient Fund Fees

On October 5, 2023, the Department of Finance launched a public consultation as part of its periodic review of the key statutes governing FRFIs: the Bank Act, the Insurance Companies Act, and the Trust and Loan Companies Act. This is being done in anticipation of the upcoming sunset date for these statutes, of June 30, 2025. Specifically, the Department of Finance is seeking views on how these statutes, and related legislation, regulations, and policies, should respond to emerging financial sector trends, and whether technical changes are needed. In particular, how emerging trends in the financial sector will impact consumers, national security, fair competition, and the safety and integrity of the financial system, and whether any changes are needed to the framework. The Bank is closely monitoring this proposed regulatory development.

On October 17, 2023, the Deputy Prime Minister and Minister of Finance, announced a direction to lower non-sufficient fund fees charged by banks. Further, the Minister has directed the Financial Consumer Agency of Canada to work with financial institutions to improve the features of low-cost accounts, such as providing additional debit transactions, online bill payments, and e-transfers with no extra fees and to make more Canadians eligible for no-cost account. The Bank is monitoring this proposed regulatory development.

Related Party Transactions

Compensation of key management personnel

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Bank, directly or indirectly, and comprise the directors of the Bank, the President and Chief Executive Officer, certain direct reports of the President and Chief Executive Officer and Group Heads.

T59  Compensation of key management personnel of the Bank

For the year ended October 31 ($ millions)	2023	2022
Salaries and cash incentives(1)	$23	$24
Equity-based payment(2)	32	36
Pension and other benefits(1)	2	4
Total	$57	$64

(1)	Expensed during the year.
(2)	Awarded during the year.

Directors can use some or all of their director fees earned to buy common shares of the Bank at market rates through the Director’s Share Purchase Plan. Non-officer directors may elect to receive all or a portion of their fees in the form of deferred stock units which vest immediately. Refer to Note 26 – Share-based payments for further details of these plans.

T60  Loans and deposits of key management personnel

Loans are currently granted to key management personnel at market terms and conditions.

As at October 31 ($ millions)	2023	2022
Loans	$13	$11
Deposits	$6	$5

The Bank’s committed credit exposure to companies controlled by directors totaled $266 million as at October 31, 2023 (October 31, 2022 – $264 million) while actual utilized accounts were $165 million (October 31, 2022 – $188.4 million).

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Management’s Discussion and Analysis

Transactions with associates and joint ventures

In the ordinary course of business, the Bank provides normal banking services and enters into transactions with its associated and other related corporations on terms similar to those offered to non-related parties. If these transactions are eliminated on consolidation, they are not disclosed as related party transactions. Transactions between the Bank and its associated companies and joint ventures also qualify as related party transactions and are as follows:

T61  Transactions with associates and joint ventures

As at and for the year ended October 31 ($ millions)	2023	2022
Net income / (loss)	$(22)	$(29)
Loans	209	205
Deposits	277	286
Guarantees and commitments	$55	$96

Scotiabank principal pension plan

The Bank manages assets of $5.2 billion (October 31, 2022 – $4.9 billion) which is a portion of the Scotiabank principal pension plan assets and earned $6.9 million (October 31, 2022 – $6.4 million) in fees.

Oversight and governance

The oversight responsibilities of the Audit and Conduct Review Committee (ACRC) with respect to related party transactions include reviewing policies and practices for identifying transactions with related parties that may materially affect the Bank, and reviewing the procedures for ensuring compliance with the Bank Act for related party transactions. The Bank Act requirements encompass a broader definition of related party transactions than is set out in IFRS. The Bank has various procedures in place to ensure that related party information is identified and reported to the ACRC on a semi-annual basis. The ACRC is provided with detailed reports that reflect the Bank’s compliance with its established procedures.

The Bank’s Internal Audit department carries out audit procedures as necessary to provide the ACRC with reasonable assurance that the Bank’s policies and procedures to identify, authorize and report related party transactions are appropriately designed and operating effectively.

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Management’s Discussion and Analysis    |    Supplementary Data

Supplementary Data

Geographic Information

T62  Net income by geographic segment

	2023									2022

For the fiscal year ($ millions)	Canada	U.S.	Mexico	Peru	Chile	Colombia	Caribbean and Central America	Other Inter- national	Total	Canada	U.S.	Mexico	Peru	Chile	Colombia	Caribbean and Central America	Other Inter- national	Total
Net interest income	$8,533	$1,019	$2,168	$1,320	$1,830	$564	$1,761	$1,092	$18,287	$9,827	$945	$1,736	$1,171	$1,604	$631	$1,436	$765	$18,115
Non-interest income	8,598	1,351	873	454	593	418	798	935	14,020	8,149	1,103	748	422	538	388	719	1,234	13,301
Provision for credit losses	1,492	59	270	404	604	392	123	78	3,422	180	(13)	232	342	221	216	175	29	1,382
Non-interest expenses	10,982	1,246	1,488	727	1,014	661	1,437	1,576	19,131	9,928	1,040	1,223	628	870	682	1,335	1,396	17,102
Income tax expense	1,041	276	312	162	135	(21)	197	124	2,226	1,697	260	196	173	95	39	150	148	2,758
Net income	3,616	789	971	481	670	(50)	802	249	7,528	6,171	761	833	450	956	82	495	426	10,174
Net income attributable to non-controlling interests in subsidiaries	(3)	–	22	1	18	(34)	114	–	118	1	–	19	6	104	35	93	–	258
Net income attributable to equity holders of the Bank	$3,619	$789	$949	$480	$652	$(16)	$688	$249	$7,410	$6,170	$761	$814	$444	$852	$47	$402	$426	$9,916
Adjustments(1)	876	–	–	5	20	–	4	5	910	511	–	1	6	20	1	4	31	574
Adjusted net income (loss) attributable to equity holders of the Bank(1)	$4,495	$789	$949	$485	$672	$(16)	$692	$254	$8,320	$6,681	$761	$815	$450	$872	$48	$406	$457	$10,490

(1)	Refer to Non-GAAP Measures starting on page 20.

T63  Loans and acceptances by geography

As at October 31 ($ billions)	2023	2022
Canada
Atlantic provinces	$24.8	$24.4
Quebec	41.5	38.8
Ontario	278.4	277.5
Manitoba and Saskatchewan	20.1	22.2
Alberta	55.2	56.4
British Columbia	92.7	93.3
	512.7	512.6
U.S.	65.8	69.5
Mexico	46.1	40.1
Peru	22.6	22.5
Chile	52.6	51.3
Colombia	12.8	11.0
Other International
Latin America	16.1	15.8
Europe	10.9	10.9
Caribbean and Central America	24.5	23.9
Asia and Other	11.8	12.2
	63.3	62.8
	$775.9	$769.8
Total allowance for credit losses	(6.5)	(5.3)
Total loans and acceptances net of allowance for credit losses	$769.4	$764.5

T64  Gross impaired loans by geographic segment

As at October 31 ($ millions)	2023	2022
Canada	$1,564	$1,054
U.S.	–	–
Mexico	1,183	1,020
Peru	691	761
Chile	1,098	740
Colombia	356	301
Other International	834	910
Total	$5,726	$4,786

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Management’s Discussion and Analysis

T65  Provision against impaired financial instruments by geographic segment

For the fiscal years ($ millions)	2023	2022
Canada	$949	$548
U.S.	14	12
Mexico	315	205
Peru	393	255
Chile	479	237
Colombia	349	227
Other International	224	210
Total	$2,723	$1,694

T66  Cross-border exposure to select countries(1)

As at October 31 ($ millions)	Loans	Trade	Interbank deposits	Government and other securities	Investment in subsidiaries and affiliates	Other	2023 Total	2022 Total
Asia
China	$1,344	$108	$366	$914	$93	$2	$2,827	$3,298
India	733	8	–	–	–	–	741	891
Singapore	4,523	205	39	–	–	4	4,771	4,273
Hong Kong	1,241	1	14	42	–	31	1,329	1,611
Japan	226	262	3	6,420	–	19	6,930	4,991
Others(2)	365	15	49	–	131	4	564	709
Total	$8,432	$599	$471	$7,376	$224	$60	$17,162	$15,773
Latin America
Chile	$3,275	$760	$3,828	$217	$7,423	$56	$15,559	$14,825
Mexico	6,269	170	–	699	6,812	37	13,987	13,423
Brazil	14,151	655	–	–	897	–	15,703	15,655
Peru	3,859	7	–	119	5,661	2	9,648	9,102
Colombia	2,989	58	–	240	1,161	13	4,461	4,125
Others(3)	191	2	–	–	585	–	778	608
Total	$30,734	$1,652	$3,828	$1,275	$22,539	$108	$60,136	$57,738
Caribbean and Central America
Panama	$4,907	$–	$62	$200	$184	$–	$5,353	$5,625
Costa Rica	578	–	–	–	1,356	3	1,937	2,239
Dominican Republic	1,384	234	–	–	934	–	2,552	2,270
Others(4)	382	109	–	–	2,604	1	3,096	2,448
Total	$7,251	$343	$62	$200	$5,078	$4	$12,938	$12,582
As at October 31, 2023	$46,417	$2,594	$4,361	$8,851	$27,841	$172	$90,236
As at October 31, 2022	$46,282	$4,932	$4,507	$6,931	$23,134	$307	$86,093

(1)	Cross-border exposure represents a claim, denominated in a currency other than the local one, against a borrower in a foreign country on the basis of ultimate risk.
(2)	Includes Indonesia, Macau, Malaysia, South Korea, Thailand and Taiwan.
(3)	Includes Uruguay. Prior period amounts include Uruguay and Venezuela.
(4)	Includes other Caribbean countries, such as Bahamas, Barbados, Jamaica, Trinidad & Tobago, and Turks & Caicos.

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Management’s Discussion and Analysis    |    Supplementary Data

Credit Risk

T67  Loans and acceptances by type of borrower

As at October 31 ($ billions)	2023	2022
Residential mortgages	$344.2	$349.3
Personal loans	104.2	99.4
Credit cards	17.1	14.5
Personal	$465.5	$463.2
Financial services
Non-bank	$29.9	$35.2
Bank(1)	0.8	4.2
Wholesale and retail	34.3	34.3
Real estate and contractor	67.4	60.9
Energy	9.1	9.2
Transportation	9.7	9.3
Automotive	18.9	14.6
Agriculture	17.6	19.8
Hospitality and leisure	3.7	4.0
Mining	6.6	6.2
Metals	2.3	2.8
Utilities	29.5	27.1
Health care	8.2	7.2
Technology and media	25.1	25.3
Chemicals	2.3	2.4
Food and beverage	11.8	11.8
Forest products	2.9	2.5
Other(2)	23.8	23.6
Sovereign(3)	6.5	6.2
Business and government	$310.4	$306.6
	$775.9	$769.8
Total allowance for credit losses	(6.5)	(5.3)
Total loans and acceptances net of allowance for credit losses	$769.4	$764.5

(1)	Deposit taking institutions and securities firms.
(2)	Other includes $7.2 in wealth management, $3.4 in services and $1.8 in financing products (2022 – $6.4, $2.5, and $1.0 respectively).
(3)	Includes central banks, regional and local governments, supra-national agencies.

T68  Off-balance sheet credit instruments

As at October 31 ($ billions)	2023	2022
Commitments to extend credit(1)	$284.0	$267.7
Standby letters of credit and letters of guarantee	48.4	42.0
Securities lending, securities purchase commitments and other	57.7	54.5
Total	$390.1	$364.2

(1)	Includes liquidity facilities, and excludes commitments which are unconditionally cancellable at the Bank’s discretion at any time.

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Management’s Discussion and Analysis

T69  Changes in net impaired loans

For the fiscal years ($ millions)	2023	2022
Gross impaired loans
Balance at beginning of year	$4,786	$4,456
Net additions
New additions	7,067	5,277
Acquisition-related	–	–
Declassifications	(1,940)	(1,353)
Payments	(1,406)	(1,445)
Sales	(49)	(53)
	3,672	2,426
Write-offs
Residential mortgages	(97)	(73)
Personal loans	(1,417)	(1,116)
Credit cards	(1,113)	(791)
Business and government	(355)	(318)
	(2,982)	(2,298)
Foreign exchange and other	250	202
Balance at end of year	$5,726	$4,786
Allowance for credit losses on financial instruments
Balance at beginning of year	$1,635	$1,655
Provision for credit losses	2,723	1,678
Write-offs	(2,982)	(2,298)
Recoveries
Residential mortgages	31	28
Personal loans	237	253
Credit cards	197	179
Business and government	65	112
	530	572
Foreign exchange and other	(25)	28
Balance at end of year	$1,881	$1,635
Net impaired loans
Balance at beginning of year	$3,151	$2,801
Net change in gross impaired loans	940	330
Net change in allowance for credit losses on impaired financial instruments	(246)	20
Balance at end of year	$3,845	$3,151

T70  Provision for credit losses

For the fiscal years ($ millions)	2023	2022
New provisions	$3,357	$2,361
Reversals	(104)	(95)
Recoveries	(530)	(572)
Provision for credit losses on impaired financial instruments	2,723	1,694
Provision for credit losses – performing financial instruments	699	(312)
Total Provision for credit losses	$3,422	$1,382

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Management’s Discussion and Analysis    |    Supplementary Data

T71  Provision for credit losses against impaired financial instruments by type of borrower

For the fiscal years ($ millions)	2023	2022
Residential mortgages	$156	$49
Personal loans	1,266	766
Credit cards	908	601
Personal	2,330	1,416
Financial services
Non-bank	70	20
Bank	–	–
Wholesale and retail	72	22
Real estate and construction	118	84
Energy	(2)	(29)
Transportation	(2)	23
Automotive	5	(3)
Agriculture	50	37
Hospitality and leisure	4	13
Mining	(9)	12
Metals	17	(6)
Utilities	(4)	34
Health care	5	7
Technology and media	7	15
Chemicals	15	10
Food and beverage	22	13
Forest products	3	14
Other	21	8
Sovereign	1	4
Business and government	393	278
Provision for credit losses on impaired financial instruments	$2,723	$1,694

T72  Impaired loans by type of borrower

	2023			2022

As at October 31 ($ millions)	Gross	Allowance for credit losses	Net	Gross	Allowance for credit losses	Net
Residential mortgages	$1,864	$498	$1,366	$1,386	$406	$980
Personal loans	1,176	664	512	848	551	297
Credit cards	–	–	–	–	–	–
Personal	$3,040	$1,162	$1,878	$2,234	$957	$1,277
Financial services
Non-bank	118	48	70	142	22	120
Bank	–	–	–	1	–	1
Wholesale and retail	456	202	254	484	215	269
Real estate and construction	773	150	623	491	98	393
Energy	33	7	26	59	12	47
Transportation	82	29	53	89	38	51
Automotive	27	9	18	18	9	9
Agriculture	272	73	199	196	72	124
Hospitality and leisure	95	14	81	87	15	72
Mining	6	3	3	39	9	30
Metals	57	21	36	70	17	53
Utilities	4	2	2	93	9	84
Health care	68	18	50	53	26	27
Technology and media	27	12	15	37	13	24
Chemicals	82	16	66	88	12	76
Food and beverage	133	42	91	97	30	67
Forest products	80	11	69	79	13	66
Other	135	59	76	182	63	119
Sovereign	238	3	235	247	5	242
Business and government	$2,686	$719	$1,967	$2,552	$678	$1,874
Total	$5,726	$1,881	$3,845	$4,786	$1,635	$3,151

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Management’s Discussion and Analysis

T73  Total credit risk exposures by geography(1)(2)

	2023					2022

	Revised Basel III(3)					Basel III

	Non-Retail

As at October 31 ($ millions)	Drawn	Undrawn	Other exposures(4)	Retail	Total	Total
Canada	$253,003	$49,641	$37,785	$425,576	$766,005	$710,049
U.S.	137,284	35,009	51,281	–	223,574	247,672
Chile	28,645	1,825	4,336	31,927	66,733	60,528
Mexico	36,863	2,372	3,061	20,000	62,296	50,793
Peru	15,902	1,474	3,444	11,647	32,467	32,176
Colombia	7,886	400	1,116	7,431	16,833	13,291
Other International
Europe	19,474	6,347	17,460	–	43,281	46,156
Caribbean and Central America	16,836	1,545	1,234	14,359	33,974	32,057
Latin America (other)	17,118	1,377	2,070	1,107	21,672	20,890
Other	24,541	3,731	3,580	–	31,852	34,088
Total	$557,552	$103,721	$125,367	$512,047	$1,298,687	$1,247,700
As at October 31, 2022	$462,153	$132,195	$130,471	$522,881	$1,247,700

(1)	Geographic segmentation is based upon the location of the ultimate risk of the credit exposure. Includes all credit risk portfolios and excludes equities and other assets.
(2)	Amounts represent exposure at default.
(3)	Regulatory amounts reported in 2023 are under Revised Basel III requirements and are not directly comparable to amounts reported in 2022.
(4)	Includes off-balance sheet lending instruments such as letters of credit, letters of guarantee, derivatives, securitization and repo-style transactions after collateral.

T74  IRB credit risk exposures by maturity(1)(2)

	2023				2022

	Revised Basel III(3)				Basel III

Residual maturity as at October 31 ($ millions)	Drawn	Undrawn	Other exposures(4)	Total	Total
Non-retail
Less than 1 year	$201,930	$30,922	$70,999	$303,851	$315,321
One to 5 years	183,665	61,548	39,786	284,999	291,225
Over 5 years	41,460	3,972	7,996	53,428	45,636
Total non-retail	$427,055	$96,442	$118,781	$642,278	$652,182
Retail
Less than 1 year	$34,440	$56,698	$–	$91,138	$56,047
One to 5 years	253,126	–	–	253,126	267,711
Over 5 years	16,457	–	–	16,457	16,917
Revolving credits(5)	41,084	42,492	–	83,576	71,063
Total retail	$345,107	$99,190	$–	$444,297	$411,738
Total	$772,162	$195,632	$118,781	$1,086,575	$1,063,920
As at October 31, 2022	$755,551	$186,322	$122,047	$1,063,920

(1)	Remaining term to maturity of the credit exposure. Includes all credit risk portfolios and excludes equity securities and other assets.
(2)	Exposure at default, before credit risk mitigation.
(3)	Regulatory amounts reported in 2023 are under Revised Basel III requirements and are not directly comparable to amounts reported in 2022.
(4)	Off-balance sheet lending instruments, such as letters of credit, letters of guarantee, securitization, derivatives and repo-style transactions after collateral.
(5)	Credit cards and lines of credit with unspecified maturity.

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Management’s Discussion and Analysis    |    Supplementary Data

T75  Total credit risk exposures and risk-weighted assets

	2023						2022

	Revised Basel III(1)						Basel III

	IRB		Standardized(2)		Total		Total

As at October 31 ($ millions)	Exposure at Default(3)	Risk- weighted assets	Exposure at Default(3)	Risk- weighted assets	Exposure at Default(3)	Risk- weighted assets	Exposure at Default(3)	Risk- weighted assets
Non-retail
Corporate
Drawn	$227,187	$78,417	$45,471	$45,030	$272,658	$123,447	$281,060	$140,485
Undrawn	80,691	26,170	7,082	7,093	87,773	33,263	126,226	45,819
Other(4)	43,462	9,312	2,530	2,532	45,992	11,844	63,238	15,615
	351,340	113,899	55,083	54,655	406,423	168,554	470,524	201,919
Bank
Drawn	17,928	4,339	2,096	917	20,024	5,256	20,564	6,050
Undrawn	12,865	5,763	23	11	12,888	5,774	4,765	1,179
Other(4)	14,566	3,600	718	288	15,284	3,888	8,411	958
	45,359	13,702	2,837	1,216	48,196	14,918	33,740	8,187
Sovereign
Drawn	239,626	4,927	25,244	3,667	264,870	8,594	160,529	4,811
Undrawn	2,886	323	174	148	3,060	471	1,204	101
Other(4)	4,756	401	60	60	4,816	461	3,774	348
	247,268	5,651	25,478	3,875	272,746	9,526	165,507	5,260
Total Non-retail
Drawn	484,741	87,683	72,811	49,614	557,552	137,297	462,153	151,346
Undrawn	96,442	32,256	7,279	7,252	103,721	39,508	132,195	47,099
Other(4)	62,784	13,313	3,308	2,880	66,092	16,193	75,423	16,921
	$643,967	$133,252	$83,398	$59,746	$727,365	$192,998	$669,771	$215,366
Retail
Retail residential mortgages
Drawn	$214,619	$23,952	$64,402	$20,744	$279,021	$44,696	$346,133	$48,265
	214,619	23,952	64,402	20,744	279,021	44,696	346,133	48,265
Secured lines of credit
Drawn	22,166	3,972	486	170	22,652	4,142	21,879	3,278
Undrawn	51,874	2,024	108	38	51,982	2,062	22,435	879
	74,040	5,996	594	208	74,634	6,204	44,314	4,157
Qualifying retail revolving exposures
Drawn	16,187	10,026	12,089	7,929	28,276	17,955	16,018	9,166
Undrawn	42,492	4,373	7,760	4,072	50,252	8,445	30,417	3,247
	58,679	14,399	19,849	12,001	78,528	26,400	46,435	12,413
Other retail
Drawn	34,449	21,490	39,237	29,550	73,686	51,040	80,938	54,546
Undrawn/Other	4,824	2,245	1,354	1,024	6,178	3,269	5,061	2,594
	39,273	23,735	40,591	30,574	79,864	54,309	85,999	57,140
Total retail
Drawn	287,421	59,440	116,214	58,393	403,635	117,833	464,968	115,255
Undrawn/Other	99,190	8,642	9,222	5,134	108,412	13,776	57,913	6,720
	$386,611	$68,082	$125,436	$63,527	$512,047	$131,609	$522,881	$121,975
Securitization exposures	30,477	5,268	2,570	914	33,047	6,182	27,535	5,409
Trading derivatives	25,520	4,657	708	674	26,228	5,331	27,513	5,891
CVA derivatives	–	–	–	4,703	–	4,703	–	6,422
Subtotal	$1,086,575	$211,259	$212,112	$129,564	$1,298,687	$340,823	$1,247,700	$355,063
Equities	–	–	6,749	16,000	6,749	16,000	5,292	5,209
Other assets(5)	–	–	48,912	21,847	48,912	21,847	81,111	27,312
Total credit risk, before scaling factor	$1,086,575	$211,259	$267,773	$167,411	$1,354,348	$378,670	$1,334,103	$387,584
Add-on for 6% scaling factor(6)	–	–	–	–	–	–	–	13,850
Total credit risk	$1,086,575	$211,259	$267,773	$167,411	$1,354,348	$378,670	$1,334,103	$401,434

(1)	Regulatory amounts reported in 2023 are under Revised Basel III requirements and are not directly comparable to amounts reported in 2022.
(2)	Portfolios under the Standardized Approach are reported net of specific allowances for credit losses and net of collateral amounts treated under the Comprehensive Approach.
(3)	Outstanding amount for on-balance sheet exposures and loan equivalent amount for off-balance sheet exposures. Prior to 2023, before credit risk mitigation.
(4)	Other exposures include off-balance sheet lending instruments, such as letters of credit, letters of guarantee, non-trading derivatives and repo-style exposures, after collateral.
(5)	Other assets include amounts related to central counterparties. Prior to 2023, gross of capital deductions.
(6)	Prior to 2023, the Basel Committee imposed a scaling factor (6%) on risk-weighted assets for Internal Ratings-Based credit risk portfolios.

2023 Scotiabank Annual Report  |  127

Management’s Discussion and Analysis

Revenues and Expenses

T76  Volume/rate analysis of change in net interest income

	Increase (decrease) due to change in: 2023 versus 2022			Increase (decrease) due to change in: 2022 versus 2021

($ millions)	Average volume	Average rate	Net change	Average volume	Average rate	Net change
Net interest income
Total earning assets	$3,293	$19,973	$23,266	$2,607	$5,965	$8,572
Total interest-bearing liabilities	1,205	21,889	23,094	902	6,516	7,418
Change in net interest income	$2,088	$(1,916)	$172	$1,705	$(551)	$1,154
Assets

Deposits with banks	$(43)	$2,681	$2,638	$15	$635	$650
Trading assets	(97)	1,148	1,051	(9)	490	481
Securities purchased under resale agreements	149	870	1,019	33	248	281
Investment securities	432	2,473	2,905	64	865	929
Loans:
Residential mortgages	393	3,776	4,169	1,173	663	1,836
Personal loans	450	1,658	2,108	195	490	685
Credit cards	396	269	665	55	(50)	5
Business and government	1,613	7,098	8,711	1,081	2,624	3,705
Total loans	2,852	12,801	15,653	2,504	3,727	6,231
Total earning assets	$3,293	$19,973	$23,266	$2,607	$5,965	$8,572

Liabilities

Deposits:
Personal	$312	$4,404	$4,716	$61	$953	$1,014
Business and government	793	16,112	16,905	705	4,472	5,177
Banks	31	1,204	1,235	53	85	138
Total deposits	1,136	21,720	22,856	819	5,510	6,329
Obligations related to securities sold under repurchase agreements	62	356	418	1	166	167
Subordinated debentures	56	145	201	33	57	90
Other interest-bearing liabilities	(49)	(332)	(381)	49	783	832
Total interest-bearing liabilities	$1,205	$21,889	$23,094	$902	$6,516	$7,418

T77  Provision for income and other taxes

For the fiscal years ($ millions)	2023	2022	2023 versus 2022
Income taxes
Income tax expense	$2,226	$2,758	(19.3)%

Other taxes
Payroll taxes	500	458	9.2
Business and capital taxes	634	541	17.2
Harmonized sales tax and other	484	479	1.0
Total other taxes	1,618	1,478	9.5
Total income and other taxes(1)	$3,844	$4,236	(9.3)%
Net income before income taxes	$9,754	$12,932	(24.6)%
Effective income tax rate (%)(2)	22.8	21.3	1.5
Total tax rate (%)(3)	33.8	29.4	4.4

(1)	Comprising $2,188 of Canadian taxes (2022 – $2,782) and $1,656 of foreign taxes (2022 – $1,454).
(2)	Refer to Glossary on page 136 for the description of the measure.
(3)	Total income and other taxes as a percentage of net income before income and other taxes.

128  |  2023 Scotiabank Annual Report

Management’s Discussion and Analysis    |    Supplementary Data

T78  Assets under administration and management(1)

($ billions)	2023	2022
Assets under administration
Personal
Retail brokerage	$198.3	$192.4
Investment management and trust	180.5	162.7
	378.8	355.1
Mutual funds	201.5	198.8
Institutional	93.3	87.7
Total	$673.6	$641.6

Assets under management
Personal	$79.8	$76.7
Mutual funds	186.2	184.1
Institutional	50.6	50.3
Total	$316.6	$311.1

(1)	Refer to Glossary on page 136 for the description of the measure.

T79  Changes in assets under administration and management(1)

As at October 31 ($ billions)	2023	2022
Assets under administration
Balance at beginning of year	$641.6	$652.9
Net inflows (outflows)	12.3	20.0
Impact of market changes, including foreign currency translation	19.7	(31.3)
Balance at end of year	$673.6	$641.6

(1)	Refer to Glossary on page 136 for the description of the measure.

As at October 31 ($ billions)	2023	2022
Assets under management
Balance at beginning of year	$311.1	$345.8
Net inflows (outflows)	(7.5)	(4.3)
Impact of market changes, including foreign currency translation	13.0	(30.4)
Balance at end of year	$316.6	$311.1

T80  Fees paid to the shareholders’ auditors

For the fiscal years ($ millions)	2023	2022
Audit services	$33.0	$30.4
Audit-related services	1.0	2.6
Tax services outside of the audit scope	0.4	–
Other non-audit services	0.9	0.4
Total Bank and Subsidiaries	$35.3	$33.4
Mutual funds	3.2	1.2
Total Fees	$38.5	$34.6

2023 Scotiabank Annual Report  |  129

Management’s Discussion and Analysis

Selected Quarterly Information

T81  Selected quarterly information

	2023				2022

As at and for the quarter ended	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Operating results ($ millions)
Net interest income	4,672	4,580	4,466	4,569	4,622	4,676	4,473	4,344
Non-interest income	3,636	3,510	3,463	3,411	3,004	3,123	3,469	3,705
Total revenue	8,308	8,090	7,929	7,980	7,626	7,799	7,942	8,049
Provision for credit losses	1,256	819	709	638	529	412	219	222
Non-interest expenses	5,529	4,562	4,576	4,464	4,529	4,191	4,159	4,223
Income tax expense	138	497	485	1,106	475	602	817	864
Net income	1,385	2,212	2,159	1,772	2,093	2,594	2,747	2,740
Net income attributable to common shareholders	1,245	2,086	2,029	1,631	1,949	2,504	2,595	2,608
Operating performance
Basic earnings per share ($)	1.03	1.74	1.70	1.37	1.64	2.10	2.16	2.15
Diluted earnings per share ($)	1.02	1.72	1.69	1.36	1.63	2.09	2.16	2.14
Return on equity (%)(1)	7.2	12.1	12.3	9.9	11.9	15.3	16.2	15.8
Return on tangible common equity (%)(2)	9.0	15.1	15.4	12.4	15.0	19.2	20.4	19.9
Productivity ratio (%)(1)	66.5	56.4	57.7	55.9	59.4	53.7	52.4	52.5
Net interest margin (%)(2)	2.16	2.10	2.13	2.11	2.18	2.22	2.23	2.16
Financial position information ($ billions)
Cash and deposits with financial institutions	90.3	90.3	63.9	81.4	65.9	67.7	85.9	99.1
Trading assets	117.9	119.3	114.7	116.3	113.2	118.6	133.6	152.9
Loans	750.9	752.2	764.1	755.2	745.0	713.4	689.7	667.3
Total assets	1,410.8	1,396.1	1,373.2	1,374.4	1,349.4	1,292.1	1,288.5	1,245.5
Deposits	952.3	957.2	945.5	949.9	916.2	879.6	876.6	851.0
Common equity	68.9	68.0	69.1	66.1	65.1	65.0	64.8	66.2
Preferred shares and other equity instruments	8.1	8.1	8.1	8.1	8.1	7.1	5.6	5.6
Assets under administration(1)	673.6	690.8	684.2	664.7	641.6	630.1	640.2	651.2
Assets under management(1)	316.6	331.3	329.5	322.4	311.1	319.6	326.2	345.3
Capital and liquidity measures
Common Equity Tier 1 (CET1) capital ratio (%)(3)	13.0	12.7	12.3	11.5	11.5	11.4	11.6	12.0
Tier 1 capital ratio (%)(3)	14.8	14.6	14.1	13.2	13.2	13.0	12.8	13.4
Total capital ratio (%)(3)	17.2	16.9	16.2	15.2	15.3	15.0	15.0	15.1
Total loss absorbing capacity (TLAC) ratio (%)(4)	30.6	30.5	28.3	27.9	27.4	28.4	30.1	28.3
Leverage ratio (%)(5)	4.2	4.1	4.2	4.2	4.2	4.2	4.2	4.4
TLAC Leverage ratio (%)(4)	8.6	8.7	8.4	8.9	8.8	9.3	9.8	9.4
Risk-weighted assets ($ billions)(3)	440.0	439.8	451.1	471.5	462.4	452.8	445.3	433.7
Liquidity coverage ratio (LCR) (%)(6)	136	133	131	122	119	122	125	123
Net stable funding ratio (NSFR) (%)(7)	116	114	111	109	111	109	109	108
Credit quality
Net impaired loans ($ millions)	3,845	3,667	3,554	3,450	3,151	2,695	2,660	2,812
Allowance for credit losses ($ millions)(8)	6,629	6,094	5,931	5,668	5,499	5,295	5,375	5,583
Gross impaired loans as a % of loans and acceptances(1)	0.74	0.70	0.67	0.65	0.62	0.58	0.60	0.64
Net impaired loans as a % of loans and acceptances(1)	0.50	0.47	0.45	0.44	0.41	0.36	0.37	0.41
Provision for credit losses as a % of average net loans and acceptances (annualized)(1)(9)	0.65	0.42	0.37	0.33	0.28	0.22	0.13	0.13
Provision for credit losses on impaired loans as a % of average net loans and acceptances (annualized)(1)(9)	0.42	0.38	0.33	0.29	0.26	0.21	0.24	0.24
Net write-offs as a % of average net loans and acceptances (annualized)(1)	0.35	0.34	0.29	0.29	0.24	0.21	0.25	0.27
Adjusted results(2)
Adjusted net income ($ millions)	1,674	2,227	2,174	2,366	2,615	2,611	2,765	2,758
Adjusted diluted earnings per share ($)	1.26	1.73	1.70	1.85	2.06	2.10	2.18	2.15
Adjusted return on equity (%)	8.9	12.2	12.4	13.4	15.0	15.4	16.4	15.9
Adjusted return on tangible common equity (%)(10)	11.0	15.1	15.4	16.8	18.8	19.2	20.4	19.9
Adjusted productivity ratio (%)	59.5	56.1	57.5	55.7	53.7	53.4	52.1	52.2
Common share information
Closing share price ($) (TSX)	56.15	66.40	67.63	72.03	65.85	78.01	81.35	91.56
Shares outstanding (millions)
Average – Basic	1,206	1,199	1,192	1,192	1,192	1,195	1,199	1,211
Average – Diluted	1,211	1,214	1,197	1,199	1,199	1,203	1,201	1,230
End of period	1,214	1,205	1,198	1,192	1,191	1,193	1,198	1,204
Dividends paid per share ($)	1.06	1.06	1.03	1.03	1.03	1.03	1.00	1.00
Dividend yield (%)(1)	7.0	6.5	6.0	6.1	5.7	5.2	4.5	4.6
Market capitalization ($ billions) (TSX)	68.2	80.0	81.0	85.8	78.5	93.1	97.4	110.3
Book value per common share ($)(1)	56.71	56.40	57.65	55.47	54.68	54.52	54.13	54.94
Market value to book value multiple(1)	1.0	1.2	1.2	1.3	1.2	1.4	1.5	1.7
Price to earnings multiple (trailing 4 quarters)(1)	9.6	10.3	9.9	9.9	8.2	9.3	9.8	11.4

(1)	Refer to Glossary on page 136 for the description of the measure.
(2)	Refer to page 20 for a discussion of non-GAAP measures.
(3)

Effective Q2, 2023, regulatory capital ratios are based on Revised Basel III requirements as determined in accordance with OSFI Guideline – Capital Adequacy Requirements (February 2023). Prior period regulatory capital ratios were prepared in accordance with OSFI Guideline – Capital Adequacy Requirements (November 2018).

(4)	This measure has been disclosed in this document in accordance with OSFI Guideline – Total Loss Absorbing Capacity (September 2018).
(5)

Effective Q2, 2023, leverage ratios are based on Revised Basel III requirements as determined in accordance with OSFI Guideline – Leverage Requirements (February 2023). Prior period leverage ratios were prepared in accordance with OSFI Guideline – Leverage Requirements (November 2018).

(6)	This measure has been disclosed in this document in accordance with OSFI Guideline – Public Disclosure Requirements for Domestic Systemically Important Banks on Liquidity Coverage Ratio (April 2015).
(7)	This measure has been disclosed in this document in accordance with OSFI Guideline – Net Stable Funding Ratio Disclosure Requirements (January 2021).
(8)	Includes allowance for credit losses on all financial assets – loans, acceptances, off-balance sheet exposures, debt securities, and deposits with financial institutions.
(9)	Includes provision for credit losses on certain financial assets – loans, acceptances and off-balance sheet exposures.
(10)	The amounts for Q1, 2022 and Q4, 2022 have been restated to align with current period calculation.

130  |  2023 Scotiabank Annual Report

Management’s Discussion and Analysis    |    Supplementary Data

Selected Annual Information

T82  Selected annual information

($ millions)	2023	2022	2021
Total revenue	$32,307	$31,416	$31,252
Net income attributable to:
Equity holders of the Bank	7,410	9,916	9,624
Non-controlling interests in subsidiaries	118	258	331
	$7,528	$10,174	$9,955
Basic earnings per share (in dollars)	$5.84	$8.05	$7.74
Diluted earnings per share (in dollars)	5.78	8.02	7.70
Dividend paid per common share (in dollars)	4.18	4.06	3.60
Total assets	1,410,789	1,349,418	1,184,844
Deposits	952,333	916,181	797,259

Ten-Year Statistical Review

T83  Condensed Consolidated Statement of Financial Position

As at October 31 ($ millions)	2023(1)	2022(1)	2021(1)	2020(1)	2019(1)	2018(1)	2017	2016	2015	2014
Assets
Cash, deposits with financial institutions and Precious metals	$91,249	$66,438	$87,078	$77,641	$50,429	$65,460	$65,380	$54,786	$84,477	$64,016
Trading assets	117,868	113,154	146,312	117,839	127,488	100,262	98,464	108,561	99,140	113,248
Securities purchased under resale agreements and securities borrowed	199,325	175,313	127,739	119,747	131,178	104,018	95,319	92,129	87,312	93,866
Investment securities	118,237	110,008	75,199	111,389	82,359	78,396	69,269	72,919	43,216	38,662
Loans, net of allowance	750,911	744,987	636,986	603,263	592,483	551,834	504,369	480,164	458,628	424,309
Other(2)	133,199	139,518	111,530	106,587	102,224	98,523	82,472	87,707	83,724	71,565
	$1,410,789	$1,349,418	$1,184,844	$1,136,466	$1,086,161	$998,493	$915,273	$896,266	$856,497	$805,666
Liabilities
Deposits	$952,333	$916,181	$797,259	$750,838	$733,390	$676,534	$625,367	$611,877	$600,919	$554,017
Obligations related to securities sold under repurchase agreements and securities lent	160,007	139,025	123,469	137,763	124,083	101,257	95,843	97,083	77,015	88,953
Subordinated debentures	9,693	8,469	6,334	7,405	7,252	5,698	5,935	7,633	6,182	4,871
Other(2)	210,089	210,994	184,890	169,957	151,244	147,324	126,503	121,852	118,902	108,614
	1,332,122	1,274,669	1,111,952	1,065,963	1,015,969	930,813	853,648	838,445	803,018	756,455
Common equity	68,853	65,150	64,750	62,819	63,638	61,044	55,454	52,657	49,085	44,965
Preferred shares and other equity instruments	8,075	8,075	6,052	5,308	3,884	4,184	4,579	3,594	2,934	2,934
Non-controlling interests in subsidiaries	1,739	1,524	2,090	2,376	2,670	2,452	1,592	1,570	1,460	1,312
Total equity	78,667	74,749	72,892	70,503	70,192	67,680	61,625	57,821	53,479	49,211
	$1,410,789	$1,349,418	$1,184,844	$1,136,466	$1,086,161	$998,493	$915,273	$896,266	$856,497	$805,666

(1)	The amounts for the years ended October 31, 2018 to October 31, 2023 have been prepared in accordance with IFRS 9; prior period amounts have not been restated.
(2)	The amounts for the years ended October 31, 2020 to October 31, 2023 have been prepared in accordance with IFRS 16; prior year amounts have not been restated.

T84    Condensed Consolidated Statement of Income

For the year ended October 31 ($ millions)	2023	2022	2021	2020	2019	2018	2017	2016	2015	2014
Revenue
Net interest income(1)(2)	$18,287	$18,115	$16,961	$17,320	$17,177	$16,191	$15,035	$14,292	$13,092	$12,305
Non-interest income(1)(3)	14,020	13,301	14,291	14,016	13,857	12,584	12,120	12,058	10,957	11,299
Total revenue	32,307	31,416	31,252	31,336	31,034	28,775	27,155	26,350	24,049	23,604
Provision for credit losses(1)	3,422	1,382	1,808	6,084	3,027	2,611	2,249	2,412	1,942	1,703
Non-interest expenses(2)(3)	19,131	17,102	16,618	16,856	16,737	15,058	14,630	14,540	13,041	12,601
Income before taxes	9,754	12,932	12,826	8,396	11,270	11,106	10,276	9,398	9,066	9,300
Income tax expense	2,226	2,758	2,871	1,543	2,472	2,382	2,033	2,030	1,853	2,002
Net income	$7,528	$10,174	$9,955	$6,853	$8,798	$8,724	$8,243	$7,368	$7,213	$7,298
Net income attributable to non-controlling interests in subsidiaries	118	258	331	75	408	176	238	251	199	227
Net income attributable to equity holders of the Bank	$7,410	$9,916	$9,624	$6,778	$8,390	$8,548	$8,005	$7,117	$7,014	$7,071
Preferred shareholders and other equity instrument holders	419	260	233	196	182	187	129	130	117	155
Common shareholders	$6,991	$9,656	$9,391	$6,582	$8,208	$8,361	$7,876	$6,987	$6,897	$6,916

(1)	The amounts for the years ended October 31, 2018 to October 31, 2023 have been prepared in accordance with IFRS 9; prior year amounts have not been restated.
(2)	The amounts for the years ended October 31, 2020 to October 31, 2023 have been prepared in accordance with IFRS 16; prior year amounts have not been restated.
(3)	The amounts for the years ended October 31, 2019 to October 31, 2023 have been prepared in accordance with IFRS 15; prior year amounts have not been restated.

2023 Scotiabank Annual Report  |  131

Management’s Discussion and Analysis

T85  Consolidated Statement of Changes in Equity

For the year ended October 31 ($ millions)	2023	2022	2021	2020	2019	2018	2017
Common shares
Balance at beginning of year	$18,707	$18,507	$18,239	$18,264	$18,234	$15,644	$15,513
Issued	1,402	706	268	59	255	2,708	313
Purchased for cancellation	–	(506)	–	(84)	(225)	(118)	(182)
Balance at end of year	$20,109	$18,707	$18,507	$18,239	$18,264	$18,234	$15,644
Retained earnings
Balance at beginning of year	53,761	51,354	46,345	44,439	41,414	38,117	34,752
IFRS adjustment	–	–	–	–	(58)	(564)	–
Restated balances	53,761	51,354	46,345	44,439	41,356	37,553	34,752
Net income attributable to common shareholders of the Bank	6,991	9,656	9,391	6,582	8,208	8,361	7,876
Common dividends	(5,003)	(4,858)	(4,371)	(4,363)	(4,260)	(3,985)	(3,668)
Purchase of shares for cancellation and premium on redemption	–	(2,367)	–	(330)	(850)	(514)	(827)
Other	(3)	(24)	(11)	17	(15)	(1)	(16)
Balance at end of year	$55,746	$53,761	$51,354	$46,345	$44,439	$41,414	$38,117
Accumulated other comprehensive income (loss)
Balance at beginning of year	(7,166)	(5,333)	(2,125)	570	992	1,577	2,240
IFRS adjustment	–	–	–	–	–	51	–
Restated balances	(7,166)	(5,333)	(2,125)	570	992	1,628	2,240
Cumulative effect of adopting new accounting policies	–	–	–	–	–	–	–
Other comprehensive income (loss)	291	(1,564)	(3,134)	(2,668)	(422)	(693)	(663)
Other	(43)	(269)	(74)	(27)	–	57	–
Balance at end of year	$(6,918)	$(7,166)	$(5,333)	$(2,125)	$570	$992	$1,577
Other reserves
Balance at beginning of year	(152)	222	360	365	404	116	152
Share-based payments(3)	14	10	7	5	7	6	8
Other	54	(384)	(145)	(10)	(46)	282	(44)
Balance at end of year	$(84)	$(152)	$222	$360	$365	$404	$116
Total common equity	$68,853	$65,150	$64,750	$62,819	$63,638	$61,044	$55,454
Preferred shares and other equity instruments
Balance at beginning of year	8,075	6,052	5,308	3,884	4,184	4,579	3,594
Net income attributable to preferred shareholders and other equity instrument holders of the Bank	419	260	233	196	182	187	129
Preferred and other equity instrument dividends	(419)	(260)	(233)	(196)	(182)	(187)	(129)
Issued	–	2,523	2,003	1,689	–	300	1,560
Redeemed	–	(500)	(1,259)	(265)	(300)	(695)	(575)
Balance at end of year	$8,075	$8,075	$6,052	$5,308	$3,884	$4,184	$4,579
Non-controlling interests
Balance at beginning of year	1,524	2,090	2,376	2,670	2,452	1,592	1,570
IFRS adjustment	–	–	–	–	–	(97)	–
Restated balances	1,524	2,090	2,376	2,670	2,452	1,495	1,570
Net income attributable to non-controlling interests	118	258	331	75	408	176	238
Distributions to non-controlling interests	(101)	(115)	(123)	(148)	(150)	(199)	(133)
Effect of foreign exchange and others	198	(709)	(494)	(221)	(40)	980	(83)
Balance at end of year	$1,739	$1,524	$2,090	$2,376	$2,670	$2,452	$1,592
Total equity at end of year	$78,667	$74,749	$72,892	$70,503	$70,192	$67,680	$61,625

(1)	Includes retrospective adjustments primarily related to foreign currency translation on Allowance for Credit Losses with respect to periods prior to 2013 ($152).
(2)	To reflect the adoption of the own credit risk provisions of IFRS 9 pertaining to financial liabilities designated at fair value through profit or loss.
(3)	Represents amounts on account of share-based payments (refer to Note 26 in the consolidated financial statements).

T86  Consolidated Statement of Comprehensive Income

For the year ended October 31 ($ millions)	2023	2022	2021	2020	2019	2018	2017
Net income	$7,528	$10,174	$9,955	$6,853	$8,798	$8,724	$8,243
Other comprehensive income (loss), net of income taxes:
Items that will be reclassified subsequently to net income
Net change in unrealized foreign currency translation gains (losses)	942	2,454	(3,520)	(2,239)	(819)	(606)	(1,259)
Net change in unrealized gains (losses) on available-for-sale securities (debt and equity)(1)	n/a	n/a	n/a	n/a	n/a	n/a	(55)
Net change in fair value due to change in debt instruments measured at fair value through other comprehensive income(1)	378	(1,212)	(600)	293	105	(252)	n/a
Net change in gains (losses) on derivative instruments designated as cash flow hedges	245	(4,537)	(806)	(32)	708	(361)	(28)
Other comprehensive income (loss) from investments in associates	(16)	(344)	37	(2)	103	66	56
Items that will not be reclassified subsequently to net income
Net change in remeasurement of employee benefit plan asset and liability	114	678	1,335	(465)	(815)	318	592
Net change in fair value due to change in equity instruments designated at fair value through other comprehensive income(1)	(180)	(74)	408	(85)	95	60	n/a
Net change in fair value due to change in own credit risk on financial liabilities designated under the fair value option(2)	(985)	1,444	(199)	(298)	8	(22)	(21)
Other comprehensive income (loss) from investments in associates	2	2	5	(8)	(10)	(7)	6
Other comprehensive income (loss)	500	(1,589)	(3,340)	(2,836)	(625)	(804)	(709)
Comprehensive income	$8,028	$8,585	$6,615	$4,017	$8,173	$7,920	$7,534
Comprehensive income (loss) attributable to:
Common shareholders of the Bank	$7,282	$8,092	$6,257	$3,914	$7,786	$7,668	$7,213
Preferred shareholders and other equity instrument holders of the Bank	419	260	233	196	182	187	129
Non-controlling interests in subsidiaries	327	233	125	(93)	205	65	192
	$8,028	$8,585	$6,615	$4,017	$8,173	$7,920	$7,534

(1)	The amounts for the years ended October 31, 2018 to October 31, 2023 have been prepared in accordance with IFRS 9; prior period amounts have not been restated.
(2)	In accordance with the transition requirements for the own credit risk provisions of IFRS 9, prior year comparatives have not been restated for the adoption of this standard in 2015.

132  |  2023 Scotiabank Annual Report

Management’s Discussion and Analysis    |    Supplementary Data

2016	2015		2014

$15,141	$15,231		$14,516
391	104		771
(19)	(194)		(56)
$15,513	$15,141		$15,231

31,316	28,609		25,315
–	–		(247)
31,316	28,609		25,068
6,987	6,897		6,916
(3,468)	(3,289)		(3,110)
(61)	(761)		(264)
(22)	(140	)(1)	(1)
$34,752	$31,316		$28,609

2,455	949		545
–	–		(157)
2,455	949		388
–	(5	)(2)	–
(215)	1,511		561
–	–		–
$2,240	$2,455		$949

173	176		193
7	14		30
(28)	(17)		(47)
$152	$173		$176
$52,657	$49,085		$44,965

2,934	2,934		4,084
130	117		155
(130)	(117)		(155)
1,350	–		–
(690)	–		(1,150)
$3,594	$2,934		$2,934

1,460	1,312		1,155
–	–		(17)
1,460	1,312		1,138
251	199		227
(116)	(86)		(76)
(25)	35		23
$1,570	$1,460		$1,312
$57,821	$53,479		$49,211

2016	2015	2014
$7,368	$7,213	$7,298

396	1,855	889
(172)	(480)	(38)
n/a	n/a	n/a
258	55	(6)
31	(9)	60

(716)	(1)	(320)
n/a	n/a	n/a
(16)	15	n/a
(10)	1	(2)
(229)	1,436	583
$7,139	$8,649	$7,881

$6,772	$8,408	$7,477
130	117	155
237	124	249
$7,139	$8,649	$7,881

2023 Scotiabank Annual Report  |  133

Management’s Discussion and Analysis

T87  Other statistics

For the year ended October 31	2023	2022		2021		2020	2019	2018	2017
Operating performance
Basic earnings per share ($)	5.84	8.05		7.74		5.43	6.72	6.90	6.55
Diluted earnings per share ($)	5.78	8.02		7.70		5.30	6.68	6.82	6.49
Return on equity (%)(1)	10.4	14.8		14.7		10.4	13.1	14.5	14.6
Productivity ratio (%)(1)	59.2	54.4		53.2		53.8	53.9	52.3	53.9
Return on assets (%)(1)	0.54	0.79		0.86		0.59	0.83	0.92	0.90
Net interest margin (%)(2)	2.12	2.20		2.23		2.27	2.44	2.46	2.46
Capital measures(1)
Common Equity Tier 1 (CET1) capital ratio (%)(3)	13.0	11.5		12.3		11.8	11.1	11.1	11.5
Tier 1 capital ratio (%)(3)	14.8	13.2		13.9		13.3	12.2	12.5	13.1
Total capital ratio (%)(3)	17.2	15.3		15.9		15.5	14.2	14.3	14.9
Leverage ratio (%)(4)	4.2	4.2		4.8		4.7	4.2	4.5	4.7
Common share information
Closing share price ($) (TSX)	56.15	65.85		81.14		55.35	75.54	70.65	83.28
Number of shares outstanding (millions)	1,214	1,191		1,215		1,211	1,216	1,227	1,199
Dividends paid per share ($)	4.18	4.06		3.60		3.60	3.49	3.28	3.05
Dividend yield (%)(1)(5)	6.5	5.1		5.2		5.8	4.9	4.2	4.0
Price to earnings multiple (trailing 4 quarters)(1)	9.6	8.2		10.5		10.2	11.2	10.2	12.7
Book value per common share ($)(1)	56.71	54.68		53.28		51.85	52.33	49.75	46.24
Other information
Average total assets ($ millions)	1,395,843	1,281,708		1,157,213		1,160,584	1,056,063	945,683	912,619
Number of branches and offices	2,379	2,439	(6)	2,573	(6)	2,618	3,109	3,095	3,003
Number of employees	89,483	90,979		89,488		91,447	101,380	97,021	87,761
Number of automated banking machines	8,679	8,610		8,610		8,791	9,391	9,029	8,140

(1)	Refer to Glossary on page 136 for the description of the measure.
(2)	Refer to page 20 for a discussion of non-GAAP measures.
(3)

2023 regulatory capital ratios are based on Revised Basel III requirements as determined in accordance with OSFI Guideline – Capital Adequacy Requirements (February 2023). Prior period regulatory capital ratios were prepared in accordance with OSFI Guideline – Capital Adequacy Requirements (November 2018).

(4)

The 2023 leverage ratio is based on Revised Basel III requirements as determined in accordance with OSFI Guideline – Leverage Requirements (February 2023). Prior period leverage ratios were prepared in accordance with OSFI Guideline – Leverage Requirements (November 2018).

(5)	Based on the average of the high and low common share price for the year.
(6)	Prior period amounts have been restated to include MD Financial and Jarislowsky Fraser offices.

134  |  2023 Scotiabank Annual Report

Management’s Discussion and Analysis    |    Supplementary Data

2016	2015	2014

5.80	5.70	5.69
5.77	5.67	5.66
13.8	14.6	16.1
55.2	54.2	53.4
0.81	0.84	0.92
2.38	2.39	2.39

11.0	10.3	10.8
12.4	11.5	12.2
14.6	13.4	13.9
4.5	4.2	n/a

72.08	61.49	69.02
1,208	1,203	1,217
2.88	2.72	2.56
4.7	4.4	3.8
12.4	10.8	12.1
43.59	40.80	36.96

913,844	860,607	795,641
3,113	3,177	3,288
88,901	89,214	86,932
8,144	8,191	8,732

2023 Scotiabank Annual Report  |  135

Glossary

Allowance for Credit Losses: An allowance set aside which, in management’s opinion, is adequate to absorb credit-related losses on all financial assets and off-balance sheet exposures subject to impairment assessment. It includes allowances for performing financial assets and impaired financial assets.

Allowance for Credit Losses Ratio: The ratio of period end total allowance for credit losses (excluding debt securities and deposits with financial institutions) divided by gross loans and acceptances.

Allowance for Impaired Loans Ratio: The ratio of period end impaired allowance for credit losses (excluding debt securities and deposits with financial institutions) divided by gross loans and acceptances.

Allowance for Performing Loans Ratio: The ratio of period end performing allowance for credit losses (excluding debt securities and deposits with financial institutions) divided by gross loans and acceptances.

Allowance against Impaired Loans as a % of Gross Impaired Loans: The ratio of allowance against impaired loans to gross impaired loans.

Assets Under Administration (AUA): Assets administered by the Bank which are beneficially owned by clients and therefore not reported on the Bank’s Consolidated Statement of Financial Position. Services provided for AUA are of an administrative nature, such as trusteeship, custodial, safekeeping, income collection and distribution, securities trade settlements, customer reporting, and other similar services.

Assets Under Management (AUM): Assets managed by the Bank on a discretionary basis and in respect of which the Bank earns investment management fees. AUM are beneficially owned by clients and are therefore not reported on the Bank’s Consolidated Statement of Financial Position. Some AUM are also administered assets and are therefore included in assets under administration.

Bankers’ Acceptances (BAs): Negotiable, short-term debt securities, guaranteed for a fee by the issuer’s bank.

Basis Point: A unit of measure defined as one-hundredth of one per cent.

Book Value per Common Share: Common shareholders’ equity divided by the number of outstanding common shares at the end of the period.

Canadian Overnight Repo Rate Average (CORRA): CORRA measures the cost of overnight general collateral funding in Canadian dollars using Government of Canada treasury bills and bonds as collateral for repurchase transactions.

Common Equity Tier 1 (CET1), Tier 1 and Total Capital Ratios: Under Revised Basel III, there are three primary regulatory capital ratios used to assess capital adequacy, CET1, Tier 1 and Total capital ratios, which are determined by dividing those capital components by their respective risk-weighted assets.

CET1 consists primarily of common shareholders’ equity net of regulatory adjustments. These regulatory adjustments include goodwill, intangible assets net of deferred tax liabilities, deferred tax assets that rely on future profitability, defined-benefit pension fund net assets, shortfall of credit provision to expected losses and significant investments in common equity of other financial institutions.

Tier 1 includes CET1 and additional Tier 1 capital which consists primarily of qualifying non-cumulative preferred shares, non-cumulative subordinated additional Tier 1 capital notes and limited recourse capital notes. Tier 2 capital consists mainly of qualifying subordinated debentures and the eligible allowance for credit losses.

Total capital is comprised of CET1 capital, Tier 1 capital and Tier 2 capital.

Covered Bonds: Debt obligations of the Bank for which the payment of all amounts of interest and principal are unconditionally and irrevocably guaranteed by a limited partnership and secured by a pledge of the covered bond portfolio. The assets in the covered bond portfolio held by the limited partnership consist of first lien Canadian uninsured residential mortgages or first lien Canadian residential mortgages insured under CMHC mortgage insurance, respectively, and their related security interest.

Derivative Products: Financial contracts whose value is derived from an underlying price, interest rate, exchange rate or price index. Forwards, options and swaps are all derivative instruments.

Dividend Yield: Dividends per common share divided by the average of the high and low share price in the relevant period.

Effective Tax Rate: The effective tax rate is the overall tax rate paid by the Bank on its earned income. The effective tax rate is calculated by dividing the Bank’s income tax expense by income before taxes.

Fair Value: The price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the principal, or in its absence, the most advantageous market to which the Bank has access at the measurement date.

Foreign Exchange Contracts: Commitments to buy or sell a specified amount of foreign currency on a set date and at a predetermined rate of exchange.

Forward Rate Agreement (FRA): A contract between two parties, whereby a designated interest rate, applied to a notional principal amount, is locked in for a specified period of time. The difference between the contracted rate and prevailing market rate is paid in cash on the settlement date. These agreements are used to protect against, or take advantage of, future interest rate movements.

Futures: Commitments to buy or sell designated amounts of commodities, securities or currencies on a specified date at a predetermined price. Futures are traded on recognized exchanges. Gains and losses on these contracts are settled daily, based on closing market prices.

Gross Impaired Loans as a % of Loans and Acceptances: The ratio of gross impaired loans, debt investments and off-balance sheet exposures expressed as a percentage of loans and acceptances.

Hedging: Protecting against price, interest rate or foreign exchange exposures by taking positions that are expected to react to market conditions in an offsetting manner.

Impaired Loans: Loans on which the Bank no longer has reasonable assurance as to the timely collection of interest and principal, or where a contractual payment is past due for a prescribed period or the customer is declared to be bankrupt.

Leverage Ratio: The ratio of Basel III Tier 1 capital to a leverage exposure measure which includes on-balance sheet assets and off-balance sheet commitments, derivatives and securities financing transactions, as defined within the OSFI Leverage Requirements Guideline.

Liquidity Coverage Ratio (LCR): The ratio of high quality liquid assets to stressed net cash outflows over a 30 calendar day time horizon, as defined within the OSFI Liquidity Adequacy Requirements Guideline.

Marked-To-Market: The valuation of certain financial instruments at fair value as of the Consolidated Statement of Financial Position date.

Market Value to Book Value Multiple: This financial valuation metric is calculated by dividing the current closing share price of the period by the book value per common share.

136  |  2023 Scotiabank Annual Report

Net Impaired Loans as a % of Loans and Acceptances: The ratio of net impaired loans, debt investments and off-balance sheet exposures expressed as a percentage of loans and acceptances.

Net Interest Margin: Net interest margin is calculated as core net interest income for the business line divided by average core earning assets.

Net Stable Funding Ratio (NSFR): The ratio of available stable funding to required stable funding, as defined within the OSFI Liquidity Adequacy Requirements Guideline.

Net Write-offs as a % of Average Net Loans and Acceptances: The ratio of net write-offs expressed as a percentage of average net loans and acceptances.

Notional Principal Amounts: The contract or principal amounts used to determine payments for certain off-balance sheet instruments and derivatives, such as FRAs, interest rate swaps and cross-currency swaps. The amounts are termed “notional” because they are not usually exchanged themselves, serving only as the basis for calculating amounts that do change hands.

Off-Balance Sheet Instruments: These are indirect credit commitments, including undrawn commitments to extend credit and derivative instruments, which are not recorded on the Bank’s balance sheet under IFRS.

Operating Leverage: This financial metric measures the rate of growth in total revenue less the rate of growth in non-interest expenses.

Options: Contracts between buyer and seller giving the buyer of the option the right, but not the obligation, to buy (call) or sell (put) a specified commodity, financial instrument or currency at a set price or rate on or before a specified future date.

OSFI: The Office of the Superintendent of Financial Institutions Canada, the regulator of Canadian banks.

Pacific Alliance: Comprises the countries of Chile, Colombia, Mexico and Peru.

Price to Earnings Multiple (Trailing 4 Quarters): Closing share price at period end divided by cumulative basic earnings per common share (EPS) of the past 4 quarters.

Productivity Ratio: Management uses the productivity ratio as a measure of the Bank’s efficiency. This ratio represents non-interest expenses as a percentage of total revenue.

Provision for Credit Losses (PCL) as a % of Average Net Loans and Acceptances: The ratio of PCL on loans, acceptances and off-balance sheet exposures expressed as a percentage of average net loans and acceptances.

Provision for Credit Losses (PCL) on Impaired Loans as a % of Average Net Loans and Acceptances: PCL on impaired loans ratio under IFRS 9 is calculated using PCL on impaired loans, acceptances and off-balance sheet exposures as a percentage of average net loans and acceptances.

Repos: Repos is short for “obligations related to securities sold under repurchase agreements” – a short-term transaction where the Bank sells assets, normally government bonds, to a client and simultaneously agrees to repurchase them on a specified date and at a specified price. It is a form of short-term funding.

Return on Assets (ROA): Net income expressed as a percentage of total average assets.

Return on Equity (ROE): Net income attributable to common shareholders, expressed as a percentage of average common shareholders’ equity. The Bank attributes capital to its business lines on a basis that approximates 10.5% of Basel III common equity capital requirements which includes credit, market and operational risks and leverage inherent in each business segment. Return on equity for the business segments is calculated as a ratio of net income attributable to common shareholders of the business segment and the capital attributed.

Return on Tangible Common Equity (ROTCE): Return on Tangible Common Equity is calculated by dividing the net income attributable to common shareholders, adjusted for the amortization of intangibles (excluding software), by average tangible common equity. Tangible common equity is defined as common shareholders’ equity adjusted for goodwill and acquisition-related intangible assets (excluding software), net of deferred taxes.

Reverse Repos: Reverse repos is short for “securities purchased under resale agreements” – a short-term transaction where the Bank purchases assets, normally government bonds, from a client and simultaneously agrees to resell them on a specified date and at a specified price. It is a form of short-term collateralized lending.

Risk-Weighted Assets: Comprised of three broad categories including credit risk, market risk and operational risk, which are computed under the Revised Basel III Framework in accordance with OSFI Guideline – Capital Adequacy Requirements (February 2023). Risk-weighted assets for credit risk are calculated using modelled parameters, formulas and risk-weight requirements as specified by the Revised Basel III Framework. In addition, the Bank uses both internal models and standardized approaches to calculate market risk capital and standardized approaches for operational risk capital which are converted to risk-weighted assets.

Securitization: The process by which financial assets (typically loans) are transferred to a trust, which normally issues a series of different classes of asset-backed securities to investors to fund the purchase of loans.

Structured Entities: A structured entity is defined as an entity created to accomplish a narrow and well-defined objective. A structured entity may take the form of a corporation, trust, partnership or unincorporated entity. Structured entities are often created with legal arrangements that impose strict and sometimes permanent limits on the decision-making powers of their governing board, trustee or management over the operations of the entity.

Standby Letters of Credit and Letters of Guarantee: Written undertakings by the Bank, at the request of the customer, to provide assurance of payment to a third-party regarding the customer’s obligations and liabilities to that third-party.

Structured Credit Instruments: A wide range of financial products which includes Collateralized Debt Obligations, Collateralized Loan Obligations, Structured Investment Vehicles, and Asset-Backed Securities. These instruments represent investments in pools of credit-related assets, whose values are primarily dependent on the performance of the underlying pools.

Swaps: Interest rate swaps are agreements to exchange streams of interest payments, typically one at a floating rate, the other at a fixed rate, over a specified period of time, based on notional principal amounts. Cross-currency swaps are agreements to exchange payments in different currencies over predetermined periods of time.

2023 Scotiabank Annual Report  |  137

Taxable Equivalent Basis (TEB): The Bank analyzes net interest income, non-interest income, and total revenue on a taxable equivalent basis (TEB). This methodology grosses up tax-exempt income earned on certain securities reported in either net interest income or non-interest income to an equivalent before tax basis. A corresponding increase is made to the provision for income taxes; hence, there is no impact on net income. Management believes that this basis for measurement provides a uniform comparability of net interest income and non-interest income arising from both taxable and non-taxable sources and facilitates a consistent basis of measurement. While other banks also use TEB, their methodology may not be comparable to the Bank’s methodology. For purposes of segmented reporting, a segment’s revenue and provision for income taxes are grossed up by the taxable equivalent amount. The elimination of the TEB gross up is recorded in the Other segment.

Total Annual Shareholder Return (TSR): Total annual shareholder return is calculated as the overall appreciation in share price, plus any dividends paid during the year; this sum is then divided by the share price at the beginning of the year to arrive at the TSR. Total annual shareholder return assumes reinvestment of quarterly dividends.

Total Loss Absorbing Capacity (TLAC): The aggregate of NVCC Tier 1 capital, NVCC Tier 2 capital, and other TLAC instruments that are subject to conversion in whole or in part into common shares under the CDIC Act and meet all of the eligibility criteria under the OSFI guideline – Total Loss Absorbing Capacity (September 2018).

Other TLAC Instruments include prescribed shares and liabilities that are subject to conversion into common shares pursuant to the CDIC Act and which meet all of the eligibility criteria set out in the Total Loss Absorbing Capacity (TLAC) Guidelines.

Value At Risk (VaR): An estimate of the potential loss that might result from holding a position for a specified period of time, with a given level of statistical confidence.

Yield Curve: A graph showing the term structure of interest rates, plotting the yields of similar quality bonds by term to maturity.

Basel III Glossary

Credit Risk Parameters

Exposure at Default (EAD): Generally represents the expected gross exposure – outstanding amount for on-balance sheet exposure and loan equivalent amount for off-balance sheet exposure at default.

Probability of Default (PD): Measures the likelihood that a borrower will default within a one-year time horizon, expressed as a percentage.

Loss Given Default (LGD): Measures the severity of loss on a facility in the event of a borrower’s default, expressed as a percentage of exposure at default.

Exposure Types

Non-retail

Corporate: Defined as a debt obligation of a corporation, partnership, or proprietorship.

Bank: Defined as a debt obligation of a bank or bank equivalent (including certain public sector entities (PSEs) treated as bank equivalent exposures).

Sovereign: Defined as a debt obligation of a sovereign, central bank, certain multi development banks and certain PSEs treated as sovereign.

Securitization: On-balance sheet investments in asset-backed securities, mortgage-backed securities, collateralized loan obligations and collateralized debt obligations, off-balance sheet liquidity lines to the Bank’s own sponsored and third-party conduits and credit enhancements.

Retail

Residential Mortgage: Loans to individuals against residential property (four units or less).

Secured Lines Of Credit: Revolving personal lines of credit secured by residential real estate.

Qualifying Revolving Retail Exposures: Credit cards and unsecured lines of credit for individuals.

Other Retail: All other personal loans.

Exposure Sub-types

Drawn: Outstanding amounts for loans, leases, acceptances, deposits with banks and FVOCI debt securities.

Undrawn: Unutilized portion of authorized committed credit lines.

Other Exposures

Repo-Style Transactions: Reverse repurchase agreements (reverse repos) and repurchase agreements (repos), securities lending and borrowing.

OTC Derivatives: Over-the-counter derivatives contracts refers to financial instruments which are traded through a dealer network rather than through an exchange.

Other Off-balance Sheet: Direct credit substitutes, such as standby letters of credit and guarantees, trade letters of credit, and performance letters of credit and guarantees.

Exchange-Traded Derivative Contracts: Exchange-traded derivative contracts are derivative contracts (e.g., futures contracts and options) that are transacted on an organized futures exchange. These include futures contracts (both long and short positions), purchased options and written options.

Qualifying Central Counterparty (QCCP): A licensed central counterparty is considered “qualifying” when it is compliant with the International Organization of Securities Commissions (IOSCO) standards and is able to assist clearing member banks in properly capitalizing for CCP exposures.

Asset Value Correlation Multiplier (AVC): Basel III has increased the risk-weights on exposures to certain Financial Institutions (FIs) relative to the non-financial corporate sector by introducing an AVC. The correlation factor in the risk-weight formula is multiplied by this AVC factor of 1.25 for all exposures to regulated FIs whose total assets are greater than or equal to U.S. $100 billion and all exposures to unregulated FIs.

Specific Wrong-Way Risk (WWR): Specific Wrong-Way Risk arises when the exposure to a particular counterparty is positively correlated with the probability of default of the counterparty due to the nature of the transactions with the counterparty.

Basel III Regulatory Capital Floor: Since the introduction of Basel II in 2008, OSFI has prescribed a minimum regulatory capital floor for institutions that use the advanced internal ratings-based approach for credit risk. Effective Q2 2023, the capital floor add-on is determined under the Revised Basel III Framework by comparing RWA generated for IRB and standardized portfolios to RWA calculated under a standardized approach at the required capital floor calibration. A shortfall to the capital floor RWA requirement is added to the Bank’s RWA.

138  |  2023 Scotiabank Annual Report